UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission File Number: 001-36894

SOLAREDGE TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**20-5338862**
(State or other jurisdiction of	**(IRS Employer**
incorporation or organization)	**Identification No.)**
1 HaMada Street	
Herziliya Pituach, Israel	**4673335**
(Address of Principal Executive Offices)	**(Zip Code)**

972 (9) 957-6620
Registrant's telephone number, including area code
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	SEDG	Nasdaq (Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or "emerging growth company". See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

| ☒ Large accelerated filer | ☐ Accelerated filer | ☐ Non-accelerated filer | ☐ Smaller reporting company |
| | | | ☐ Emerging growth company |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐   No ☒

The aggregate market value of the registrant's voting and non-voting common stock held by non-affiliates of the registrant on June 30, 2024, the last business day of the registrant's most recently completed second fiscal quarter was approximately $1.25 billion (assuming that the registrant's only affiliates are its officers, directors and non-institutional 10% stockholders) based upon the closing market price on that date of $25.26 per share as reported on the Nasdaq Global Select Market.

As of February 1, 2025, there were 58,782,519 shares of the registrant's common stock, par value of $0.0001 per share, outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

The information required by Part III of this report, to the extent not set forth herein, is incorporated herein by reference from our definitive proxy statement relating to the Annual Meeting of Stockholders to be held in 2025, which definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the annual period to which this report relates.

FISCAL YEAR FORM 10-K

TABLE OF CONTENTS

PART I
Item 1.	Business	1
Item 1A.	Risk Factors	15
Item 1B.	Unresolved Staff Comments	36
Item 1C.	Cybersecurity	36
Item 2.	Properties	38
Item 3.	Legal Proceedings	39
Item 4.	Mine Safety Disclosures	40

PART II
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	41
Item 6.	Reserved	42
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	43
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	61
Item 8.	Financial Statements and Supplementary Data	F-1
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	62
Item 9A.	Controls and Procedures	62
Item 9B.	Other Information	63
Item 9C	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	63

PART III
Item 10.	Directors, Executive Officers and Corporate Governance	64
Item 11.	Executive Compensation	64
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	64
Item 13.	Certain Relationships and Related Transactions, and Director Independence	64
Item 14.	Principal Accountant Fees and Services	64

PART IV
Item 15.	Exhibits, Financial Statement Schedules	65
Item 16	Form 10-K Summary	66
	Signatures	67

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements that are based on our management's expectations, estimates, projections, beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in "Item 1. Business," "Item 1A. Risk Factors" "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." and "Item 7A. Quantitative and Qualitative Disclosures About Market Risk". This discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, technology developments, new products and services, financing and investment plans, competitive position, industry and regulatory environment, effects of acquisitions, growth opportunities, and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as "anticipate," "believe," "could," "seek," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "will," "would," or similar expressions and the negatives of those terms.

Forward-looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on forward-looking statements. Forward-looking and other statements regarding our sustainability efforts and aspirations are not an indication that these statements are necessarily material to investors or requiring disclosure in our filing with the Securities and Exchange Commission ("SEC"). In addition, historical, current and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve and assumptions that are subject to change in the future, including future rule-making. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this filing. Important factors that could cause actual results to differ materially from our expectations include those discussed in Item 1A, Risk Factors, as well as those discussed elsewhere in this Annual Report on Form 10-K, including:

- future demand for renewable energy including solar energy solutions;
- our ability to forecast demand for our products accurately and to match production to such demand as well as our customers' ability to forecast demand based on inventory levels;
- changes in tax laws, tax treaties, and regulations or the interpretation of them, including the Inflation Reduction Act;
- macroeconomic conditions in our domestic and international markets, as well as inflation concerns, rising interest rates and recessionary concerns;
- the retail price of electricity derived from the utility grid or alternative energy sources;
- interest rates and supply of capital in the global financial markets in general and in the solar market specifically;
- competition, including introductions of power optimizer, inverter and solar photovoltaic ("PV") system monitoring products by our competitors;
- developments in alternative technologies or improvements in distributed solar energy generation;
- historic cyclicality of the solar industry and periodic downturns;
- product quality or performance problems in our products;
- shortages, delays, price changes, or cessation of operations or production affecting our suppliers of key components;
- delays, disruptions, and quality control problems in manufacturing;
- our dependence upon a small number of outside contract manufacturers and limited or single source suppliers;
- capacity constraints, delivery schedules, manufacturing yields, and costs of our contract manufacturers and availability of components;
- disruption in our global supply chain and rising prices of oil and raw materials as a result of global unrest such as the conflict between Russia and Ukraine;
- performance of distributors and large installers in selling our products;
- consolidation in the solar industry among our customers and distributors;
- our ability to manage effectively the growth of our organization and expansion into new markets;
- our ability to recognize expected benefits from restructuring plans

- any unauthorized access to, disclosure, or theft of personal information or unauthorized access to our network or other similar cyber incidents;
- disruption to our business operations due to the evolving state of war in Israel and political conditions related to the Israeli government's plans to significantly reduce the Israeli Supreme Court's judicial oversight;
- our dependence on ocean transportation to timely deliver our products in a cost-effective manner;
- fluctuations in global currency exchange rates;
- the impact of evolving legal and regulatory requirements including emerging environmental, social and governance requirements;
- existing and future responses to and effects of pandemics, epidemics or other health crises;
- changes to net metering policies or the reduction, elimination or expiration of government subsidies and economic incentives for on-grid solar energy applications;
- federal, state, and local regulations governing the electric utility industry with respect to solar energy;
- changes in the U.S. trade environment, including the imposition of import tariffs;
- business practices and regulatory compliance of our raw material suppliers;
- our ability to maintain our brand and to protect and defend our intellectual property;
- volatility of our stock price;
- our customers' financial stability, creditworthiness and debt leverage ratio;
- loss of key executives, and our ability to retain key personnel and attract additional qualified personnel;
- our ability to effectively design, launch, market, and sell new generations of our products and services;
- our ability to retain, and events affecting, our major customers;
- our ability to integrate acquired businesses;
- natural disasters, public health events and other disruptions;
- impairment of our goodwill or other long-lived and intangible assets;
- our liquidity and our ability to service our debt; and
- the other factors set forth under "Item 1A. Risk Factors."

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

PART I

ITEM 1. Business

Introduction

We are a leading provider of an optimized inverter solution that changed the way power is harvested and managed in photovoltaic (also known as PV) systems. Our direct current ("DC"), optimized inverter system maximizes power generation while lowering the cost of energy produced by the PV system for improved return on investment, or ROI. Additional benefits of the DC optimized inverter system include: comprehensive and advanced safety features, improved design flexibility, efficient integration (DC coupled) with SolarEdge storage solutions, and improved operation and maintenance, or O&M, with remote monitoring at the module-level. The typical SolarEdge DC optimized inverter system consists of inverters, Power Optimizers, a communication device which enables access to a cloud-based Monitoring Platform and, in many cases, a battery and additional smart energy management solutions and devices, such as EV chargers and load controllers. As part of our hardware sales, we also provide the energy management software which controls, manages and optimizes the energy production, storage and use of energy generated by our systems. Our solutions address a broad range of solar market segments, from residential solar installations to commercial and small utility scale solar installations. Since we began commercial shipments in 2010, we have shipped approximately 56.2 gigawatts ("GW") of our DC optimized inverter systems and our products have been installed in solar PV systems in over 145 countries.

Since introducing the DC optimized inverter solution in 2010, SolarEdge has expanded its activity to other areas of smart energy technology, both through organic growth and through acquisitions. By leveraging world-class engineering capabilities and with a relentless focus on innovation, SolarEdge now offers energy solutions that include primarily the hardware technology used in residential, commercial, and small scale utility PV systems and also product offerings in the areas of energy storage systems, or ESS, including manufacturing of lithium-ion cells and batteries, smart trackers for solar panels, EV chargers, home and commercial energy management software, grid services and software platforms and applications that enable development of virtual power plants ("VPPs").

We primarily sell our products indirectly to thousands of solar installers through large distributors and electrical equipment wholesalers and directly to large solar installers and engineering, procurement, and construction firms, or EPCs. Our customers include leading providers of solar PV systems to residential and commercial end users, key solar distributors, and electrical equipment wholesalers.

As of December 31, 2024, we have shipped in the aggregate approximately 132.1 million Power Optimizers and 5.8 million inverters. More than 4.2 million PV installations, many of which may include multiple inverters, are currently connected to and monitored through our cloud-based Monitoring Platform.

The SolarEdge Solution. The key advantages of our solution over a traditional string inverter PV system include:

- *Maximized PV module power output.* Our Power Optimizers provide module-level, maximum power point ("MPP") tracking, i.e. real-time adjustments of current and voltage to the optimal working point of each individual PV module. This enables each PV module to continuously operate at its MPP, independent of other modules in the same string, thus minimizing power lost due to module mismatch (e.g. due to manufacturing differences, aging, etc.) and partial shading. By performing these adjustments at a very high rate, our Power Optimizers also reduce the dynamic MPP losses associated with traditional inverters.

- *Optimized architecture with economies of scale.* Our system shifts certain functions of the traditional inverter to our Power Optimizers while keeping the DC to AC function and grid interaction in our inverter. As a result, our inverter is smaller, more efficient and more reliable than inverters used in traditional string inverter systems. The cost saving that we have achieved with the inverter enables our system to be priced at a cost per watt that is comparable with traditional inverter systems of leading manufacturers. As a PV system grows in size, our inverter benefits from economies of scale. This enables our technology to be viable for both large commercial and small-scale utility applications.

- *Enhanced system design flexibility.* Unlike a traditional inverter system that requires each parallel connected string to be substantially the same length, use the same type of PV modules and be positioned at the same angle toward the sun, our system allows significant design flexibility by enabling the installer to place PV modules in uneven string lengths, on multiple roof facets, and in locations receiving different irradiance. This design flexibility increases the amount of the available roof that can be utilized for power production. As a result, our system is significantly less prone to wasted roof space resulting from rooftop asymmetries and obstructions.

- *Reduced balance of system (BoS) costs.* Our DC optimized inverter system allows significantly longer strings to be connected to the same inverter (as compared to a traditional inverter system). This reduces the cost of cabling, fuse boxes and other ancillary electric components. These factors result in easier installations with shorter design times and a lower initial cost per watt, while enabling larger installations per rooftop.

- *Continuous monitoring and control to reduce operation and maintenance costs.* Our cloud-based monitoring platform provides data visibility at the module level, string level, inverter level and system level. The data can be accessed remotely by any web-enabled device, allowing comprehensive analysis, immediate fault detection and alerts. These monitoring features reduce O&M costs for the system owner by identifying and locating faults, enabling remote testing and reducing field visits.

- ***Enhanced safety.*** We have incorporated module-level safety mechanisms in our system to protect installers, electricians and firefighters. Each Power Optimizer is configured to reduce output voltage to 1 volt unless the Power Optimizer receives a fail-safe signal from a functioning inverter that is paired to the optimizer. As a result, if the inverter is shut down (e.g., for system maintenance, grid shutdown, due to malfunction, in the event of a fire or otherwise), the DC voltage throughout the system is reduced to a safe level. Our DC optimized inverters comply with the applicable safety requirements of the regions in which they are sold, providing cost savings to installers by reducing the need for additional hardware such as DC breakers, switches or fire-proof ducts required by traditional inverter systems. In the U.S., the SolarEdge SafeDC feature is compliant with NEC 2020 & NEC 2023 Rapid Shutdown functionality, Section 690.12. SolarEdge inverters also have a built-in safety feature designed to mitigate the effects of some arcing faults that may pose a risk of fire, in compliance with the UL1699B arc detection standard. Most SolarEdge inverters comply with IEC 63027 arc detection standards. In addition, some of the SolarEdge Power Optimizers include the SolarEdge "Sense Connect" capability which is designed to monitor Power Optimizers' connectors, and identify improper connections and possible malfunctions for early detection and mitigation of arc risks.

- ***High reliability.*** Solar PV systems are typically expected to operate for at least 25 years under harsh outdoor conditions. High reliability is critical and is facilitated by our utilization of systems and components that have low heat generation, solid and stable materials, and the minimal use of moving parts in our products. We have designed our system to meet these stringent requirements. Our Power Optimizers' high switching frequency allows the use of ceramic capacitors with a low, fixed rate of aging and a proven life expectancy in excess of 25 years. Further, we use application-specific integrated circuits ("ASICs") that embed many of the required electronics. This reduces the number of components and consequently the potential points of failure.

- ***DC Coupling with Energy Storage.*** Our DC-optimized inverter system enables direct storage of solar energy in batteries without the need for DC-AC or AC-DC conversions, a process known as DC coupling. This approach eliminates energy loss that is typically associated with such conversions, allowing for more efficient energy management within the battery. As a result, users benefit from improved efficiency, increased savings, and a higher overall return on investment (ROI). Additionally, when paired with a DC-enabled EV charger, solar energy can directly charge electric vehicles, further enhancing energy retention by minimizing conversion losses.

- ***Energy Management.*** Our residential and commercial systems feature SolarEdge ONE, a single platform to manage, monitor and gain real-time, module-level insights on all site energy assets. SolarEdge ONE manages a site's entire energy portfolio, including PV, battery storage, EV, smart devices, and building assets, to ensure optimized performance of each component. It includes a wealth of innovative capabilities tailored to the specific needs of the varying residential and commercial system stakeholders and is fortified with advanced cyber capabilities designed to protect against current and future cyber threats.

  For residential systems, SolarEdge ONE optimizes the way homeowners use, store, and sell their energy, in accordance with their personalized preferences. It enables users to store solar energy at cost-effective times. It also allows homeowners to control the timing of their PV energy consumption in order to increase their energy independence, take advantage of lower time-of-use rates, reduce electricity bills, and improve overall system return on investment.

  Commercial installations benefit from SolarEdge ONE's ability to synchronize production, consumption, and storage to align with business goals, making data-driven decisions based on customer definitions and market conditions. SolarEdge ONE includes robust monitoring and reporting tools that enable PV professionals to enhance operational efficiencies and lower maintenance costs across their fleets.

  The SolarEdge ONE for commercial and industrial (C&I) capabilities extend to optimization and management of sites featuring large quantities of EV chargers (e.g. workplaces, parking lots, apartment buildings, public charging stations, etc.) as well as support for enterprises seeking to take control of their energy usage with greater energy management and connectivity capabilities, enabling more efficient and sustainable energy management.

- ***Distributed Energy Generation.*** As an electric grid evolves from centralized power stations to a network of distributed, renewable energy sources, our inverter can serve as a local control system that manages the energy resources within such a distributed network. Our inverters facilitate the creation of a distributed and interactive grid, enhancing grid stability. One such example is inverter-enabled charging and discharging of batteries within a VPP, helping to manage grid load and support grid stability.

Our Product Offering

Our primary segment is our solar business, which includes the following products:

SolarEdge Power Optimizer. Our Power Optimizer which forms an integral part of our DC optimized inverter system is a highly reliable and efficient DC-to-DC converter which is connected to each PV module. Our Power Optimizer increases energy output from the connected PV module by continuously tracking the MPP of the module and controlling its operating point. The Power Optimizer's ability to track the MPP of the connected PV module and its ability to adjust the optimizer output voltage enables the inverter's input voltage to remain fixed under a large variety of string configurations. This feature enhances the flexibility in PV system designs, enabling a single inverter to be connected to strings of different lengths to PV modules featuring multiple orientations, and using various PV module types. In addition, our Power Optimizers monitor the performance of each PV module and communicate performance data to our inverter using our proprietary power line communications ("PLC"). In turn, the inverter transmits this information to our monitoring server. Each Power Optimizer is equipped with our proprietary safety mechanism which automatically reduces the output voltage of each PV module to 1 volt unless the Power Optimizer receives a fail-safe signal from a paired functioning inverter. As a result, if the inverter is shut down (e.g., for system maintenance, due to malfunction, in the event of a fire or otherwise), the system is designed to reduce the DC voltage to a safe level. Some of our SolarEdge Power Optimizers include our "Sense-Connect" capability which is designed to monitor Power Optimizers' connectors to identify improper connections and possible malfunctions, enabling the early detection and mitigation of arc risks.

Our Power Optimizers are designed to withstand high temperatures and harsh environmental conditions and contain multiple bypass features that localize failures and enable continued system operation, even in cases of Power Optimizer failure, in the vast majority of cases. Our Power Optimizers are compatible with most modules on the market today and carry a 25-year product warranty. During the year ended December 31, 2024, the year ended December 31, 2023 and the year ended December 31, 2022, revenues derived from the sale of Power Optimizers represented 34.9%, 30.3% and 36.5% of total revenues, respectively.

SolarEdge Inverters. Our DC-to-AC inverters which form an integral part of our DC optimized inverter systems, contain sophisticated digital control technology with efficient power conversion architecture resulting in superior solar power harvesting and high reliability, and are designed to work exclusively with our DC Power Optimizers. A proprietary power line communication receiver is integrated into each inverter, receiving data from our Power Optimizers, storing this data and transmitting it to our monitoring server when an internet connection exists. Since each string that features our Power Optimizers provides fixed input voltage to our inverter, the inverter is able to operate at an optimized efficiency at all times and therefore is more cost effective, energy efficient and reliable.

Like our Power Optimizers, our inverters are designed to withstand harsh environmental conditions.
We currently offer single-phase inverters designed to address the residential market (3 kilowatt ("kW") to 11.4 kW), and three-phase inverters designed to address the residential and commercial markets (4 kW to 120 kW). We also offer our three-phase SolarEdge Terramax™ inverters, which are designed to address the ground mount market (300kW to 330kW). Paired with our H-Series Power Optimizers, the SolarEdge Terramax™ supports distributed and centralized inverter configurations and is designed for small-scale utility installations, community solar, floating PV, and dual use Agri-PV sites that harvest crops.

The vast majority of our inverters are sold with a 12 year warranty that is extendable to 20 or 25 years for an additional cost. During the year ended December 31, 2024, the year ended December 31, 2023 and the year ended December 31, 2022 revenues derived from the sale of inverters, represented 27.5%, 46.2% and 36.6% of our total revenues, respectively.

Storage Solutions.

For the Residential Market: The SolarEdge Home Battery 400V, our DC-coupled, 10kWh, single phase battery integrates with our single phase SolarEdge Home Hub and Wave family of inverters. We also offer the SolarEdge Home Battery 48V, our DC-coupled, 4.6kWh, battery that integrates with our three phase SolarEdge Home Hub Inverters. When connected with our SolarEdge Home Backup Interface (BUI), either our single and three phase inverters, the SolarEdge Home Battery provides homeowners the ability to power their homes even when the grid is off for anywhere from several hours to many days, depending on use of loads and available sunlight during the outage. The battery also works in tandem with the SolarEdge ONE energy optimization system to optimize the use of solar energy in locations with different types of import and export tariffs scenarios (such as time of use and dynamic rates).

With the SolarEdge backup solution, power is stored in a battery and can be used during a power outage to power essential devices such as refrigerators, communication devices, lighting, and AC outlets for anywhere from several hours to many days, depending on use of loads and available sunlight during the outage.

For the Commercial market: Released in 2024, the SolarEdge CSS-OD is a 102.4 kilowatt hour ("kWh") rated solution scalable up to megawatt hour ("MWh") size sites, suitable for indoor outdoor or indoor installations. It consists of a pre-assembled battery cabinet and battery inverter, featuring safety features and connects with the SolarEdge PV system. The CSS-OD is managed by the SolarEdge ONE for our C&I energy optimization platform, which controls the battery's functionality to support various use cases such as maximum self-consumption, peak shaving and more, for maximum electricity savings.

The CSS-OD solution also supports backup power by integrating with the CSS-OD back up unit, or BUI, which is available in some countries. It is designed to avoid downtime with uninterrupted power supply, ensuring continuous business operations during unplanned outages or challenging grid conditions such as load shedding.

For small-scale indoor/outdoor commercial sites, we also offer our modular SolarEdge 48V battery. Scaling up to 69kW per hour per site, this battery supports new and existing PV installations connected to three phase SolarEdge commercial inverters. This on-grid storage solution can enable system owners to reduce their electricity costs by storing excess solar production in the battery for maximizing self-consumption and by boosting their resilience to volatile electricity prices.

EV Chargers and Software management of EV charging. SolarEdge sells EV chargers for residential and commercial applications which allow the system owner to redirect excess PV energy to charge electric vehicles. This product enables consumers to increase their self-consumption of clean energy. The SolarEdge ONE smart energy optimization system can be programmed to automatically charge the EVs using energy generated at the most advantageous times and the optimal economically efficient rates.

In addition, in April 2024, we completed the acquisition of all outstanding shares in Weev Energy B.F. Ltd., ("Wevo"). Wevo is a software company specializing in EV charging optimization and management for sites with large quantities of EV chargers such as apartment buildings, workplace parking lots, and public charging locations. The Wevo solution is expected to become a part of the SolarEdge ONE energy optimization system for our C&I segment, designed to offer SolarEdge customers a single energy optimization solution that manages and integrates between on-site solar generation, battery storage and large-scale EV charging.

Smart Energy Products. As the solar energy industry evolves, SolarEdge has and continues to develop innovative solutions to further enhance smart energy technology, including inverters that include compatibility with batteries for increased self-consumption for backup, backup interfaces devices, smart meters, smart energy management devices (sockets, hot water controllers, wireless relay) and smart PV modules. This product expansion has enabled us to increase average revenue per installation, or ARPI.

Smart Trackers. Our SolarGik smart PV tracker is optimized for installations on constrained and sloped terrains, eliminating the need for costly grading and construction. Our trackers come with advanced software that is designed to optimize production, predict weather changes, maximize bifacial gains and respond to remote commands. The tracker solutions are light weight, which allows them to be installed not only in regular ground mount projects, but also on rooftops, greenhouses, carports and agricultural fields.

Smart Energy Management. We have developed smart energy management software and capabilities that integrate seamlessly with our hardware solutions. These innovations enable system owners to store solar energy at cost-effective times, and control the timing of their PV energy consumption. This approach increases their energy independence, take advantage of lower time-of-use rates, reduces electricity bills, and improves overall system ROI.

SolarEdge ONE is an energy optimization system, designed for a dynamic energy landscape. It deploys a personalized 24-hour home energy plan that adapts to real-time market and weather changes, optimizing how homeowners use, store & sell their PV power to maximize savings. ONE is based on AI algorithms that gather & process data from three sources: external data (weather forecasts, utility rates), internal data (homeowner usage patterns & PV system parameters), and homeowner preferences and schedules. SolarEdge ONE is designed to adapt to dynamic or peak rates tariffs, optimize negative rates, facilitate VPP participation, and maximize self-consumption & backup duration, while synchronizing with site data & correcting itself in real-time.

In April 2023, SolarEdge completed the acquisition of all outstanding shares of Hark Systems Ltd. ("Hark"), a UK-based energy IoT company for the C&I sector. Hark's platform is designed to enable commercial and industrial customers expanded capabilities in energy management and connectivity, including identification of potential energy savings, detection of anomalies in assets' energy consumption, and optimization of energy usage and carbon emissions through load orchestration and storage control.

SolarEdge Software Solutions. We offer a variety of professional software tools to support the complete PV system planning, installation, monitoring and maintenance processes of our DC optimized inverter solutions:

Monitoring Platform. The SolarEdge monitoring platform is a cloud-based monitoring platform which collects power, voltage, current temperature, and other data sent from SolarEdge inverters and Power Optimizers and allows users to view the data pertaining to their SolarEdge site/s at the module level, string level, inverter level and system level. The monitoring platform is accessible from most browsers and from most smart phones and tablets. The monitoring software continuously analyzes data and flags potential issues. The monitoring software includes features which are used routinely by integrators, installers, maintenance staff, and system owners to improve a solar PV system's performance.

mySolarEdge app. The mySolarEdge application enables system owners to track their real-time system production and household energy consumption, view their inverter and battery status for quick analysis, and control the battery's back-up configuration, all from their mobile phones.

SolarEdge Go app. The SolarEdgeGo app is a mobile application designed for SolarEdge installers, integrating installation, management, and service capabilities into a single platform. This comprehensive app allows installers to manage their fleets efficiently by providing real-time alerts, equipment management, and user administration. It also offers remote service and operation features, including diagnosis, troubleshooting, and configuration, which help minimize downtime and reduce the need for on-site visits. Additionally, SolarEdge Go simplifies the commissioning process with an intuitive step-by-step "wizard" and detailed reports, ensuring streamlined installations. This app enhances the overall installer experience by consolidating multiple functionalities into one tool, making it convenient for installers to monitor and manage their entire fleet.

Designer platform. Our designer platform is a proprietary web-based tool that helps solar professionals plan, build, simulate, and validate residential and commercial systems from inception to installation.

Mapper application. The mapper application provides SolarEdge installers with an efficient, streamlined process for registering the physical layout of new PV sites installed with SolarEdge DC optimized inverter systems in the SolarEdge Monitoring Platform. Installers can use the Mapper application to scan SolarEdge Power Optimizer and SolarEdge inverter barcodes, creating a virtual map of the PV site in the monitoring platform. The map may later help facilitate remote diagnostics thereby enabling enhanced customer support and reducing maintenance costs for installers and SolarEdge system owners.

SetApp application. The SetApp application is used to activate and configure SolarEdge inverters during commissioning directly through a smartphone. This application is designed to simplify and expedite installations.

Grid Services. As PV and storage continue to proliferate around the world, energy production is transitioning from a centralized system to a distributed network model, where energy is produced and stored close to the location in which it is consumed. This model creates an opportunity for new interconnected and decentralized energy networks offering improved grid reliability and stability, new energy service and reduction in grid infrastructure costs. SolarEdge grid services deliver near real-time aggregated control and data reporting, enabling the pooling of distributed energy resources - photovoltaic systems, battery storage and electric vehicle chargers, in the cloud for the creation of VPPs. The SolarEdge grid services and VPP solution provide management platforms to enable near real-time, aggregated control of available energy resources to meet ever-changing supply needs and demand. Our Virtual Power Plant program interfaces (APIs) are used by our partners for countering peak demand events and for participating in various electricity markets. In 2024, SolarEdge continued to sell grid services in the U.S., Europe and Australia, including services provided to independent system operators, energy retailers, national installers and others. In the last year, SolarEdge has introduced flexible grid services by partnering with Axle Energy in the United Kingdom and with Frank Energie in the Netherlands.

Product Roadmap

Our solar segment products reflect our focus on innovation, the capacity of our technology departments as well as the emphasis that we put on creating value for our customers. Our core solar product roadmap is divided into five categories: Power Optimizers, inverters, software supporting our DC optimized inverter systems, batteries for PV applications, and smart energy management.

Power Optimizers. We currently sell our fourth and fifth generation of Power Optimizers, the S-Series, designed for fully automated assembly and based on our fourth and fifth generation ASICs, respectively. We have launched the H1300, a Gen 4 based power optimizer, as a part of the SolarEdge TerraMax™ inverter solution, and expect to add the H1500 Power Optimizer to the TerraMax™ offering. The H1500 will enable more power per string and support even higher power PV modules, leading to reduced BoS costs. The H-Series models are our first optimizer equipped with high frequency DC power line communications technology which allows communication with larger numbers of Power Optimizers for ground mount applications as well as improved remote software upgrade capabilities. A key element of our reliability strategy, and a significant differentiator relative to our competitors, is our use of proprietary ASICs to control our Power Optimizer's power conversion, safety features, and PV module monitoring. Instead of using large numbers of discrete components, our Power Optimizer uses a single proprietary ASIC, thus reducing the total number of components in an electrical circuit and improving reliability.

With each new ASIC generated, we have reduced the number of components required for any given functionality, thereby adding more functions to the Power Optimizer, and meaningfully improves its efficiency. This improvement in efficiency reduces energy loss, which in turn, decreases heat dissipation. This enables design of a more cost-effective and typically smaller enclosure and while keeping the electronics cooler, thereby improving the Power Optimizer's reliability. Our research and development teams continuously work on further improving our ASICs and releasing new generations of this advanced technology.

Inverters. Our inverter roadmap includes both new products as well as additional capabilities for existing inverters. Our inverter roadmap is intended to serve four main purposes: (i) expand addressable markets: develop new and larger inverters, designed specifically for larger commercial installations and utility-scale projects; (ii) improve electronic design: increase total power throughput while minimally changing the existing enclosure, thereby reducing cost per watt and increasing economies of scale; (iii) simplify and enhance ease of installation: integrate additional functionality required in certain installations to reduce costs of additional hardware and subcontractors' labor costs; and (iv) improve the residential inverter's functionality: serve as a hub for home energy management, integrating, controlling and optimizing the main home energy sources and loads.

Software. We continue to expand our software offering with the introduction of new tools and features. These include both professional web-based software and system owner applications such as fleet management, the site designer tool, the mySolarEdge consumer applications, all of which are offered to our install base as complimentary to the sales of our hardware solutions.

Our cloud-based Monitoring Platform is in the process of being phased out, as we continue to migrate users to the new SolarEdge One energy optimization platform, launched in 2024. We are continuously developing tools to accommodate our growth and further enhance our service offering. We continue developing algorithms that detect and pinpoint problems that can affect power production in field systems. We plan to add more capabilities through our public API to allow users to build and integrate our system into their own systems and build and share useful applications based on monitoring data gathered by our software.

Since our acquisition of Wevo, in April 2024, we continue to integrate Wevo's charging optimization and management software capabilities into our SolarEdge ONE for C&I platform. We are also working to provide partners with enhanced transparency and control over their energy usage and carbon emissions, by integrating new energy management and connectivity capabilities with SolarEdge

Batteries for PV applications. Our residential storage solution, launched in 2021, is designed to integrate with our single-phase and three-phase inverters to provide optimal energy management, maximum efficiency, longer backup times and increased ease of use for homeowners. We expect to continue to expand our residential storage solutions to cover more applications, improve battery management, efficiency and integration with energy management systems. In 2024 we accelerated the development of our next-generation residential battery for single-phase and three-phase systems, which is planned to be launched sometime in 2025.

Smart Energy Management. We are developing new features and capabilities for the smart energy management solutions, which are constantly evolving. For instance, our SolarEdge Home Local Controller, will enable the homeowner to run and manage their most energy-intensive devices on excess solar energy. We are also introducing smart energy management and fleet management to the commercial segment. We also plan on expanding the availability of our smart energy products, including smart energy management devices, to new geographies and use cases.

New Products or Product Categories. We continuously evaluate opportunities to expand our product offerings and services to our customers. We may from time to time develop new products or services that are a natural extension of our existing business, or may engage in acquisitions of businesses or product lines with the potential to strengthen our market position, enable us to enter attractive markets, expand our technological capabilities, or provide synergistic opportunities.

Sales and Marketing Strategy

Our solar business strategy is to focus on penetrating new geographic regions and increasing our market share. More specifically, we focus on markets where electricity prices, irradiance and government policies make solar PV installations economically viable. Our solar products have been installed in over 145 countries.

We target our sales and marketing efforts to the largest distributors, electrical equipment wholesalers, EPC contractors and installers in each of the countries where we operate. Our products are carried and actively sold by most of the top solar PV distributors as well as the largest electrical distribution companies. As of December 31, 2024, based on the number of installer accounts on our monitoring portal, over 74,000 installers around the world have installed SolarEdge solar PV systems.

Additionally, as further detailed below, we have launched several programs focused on educating installers and other industry professionals about our technology, and we use a combination of road shows, webinars, and partner trainings to teach them how to best design, sell, and implement our technology in their projects.

Our Customers

We derive a significant portion of our revenues from key solar distributors, electrical equipment wholesalers and large installers in the U.S. and worldwide. In 2024, one of our customers, CED group, represented 12.9% of our revenues. None of our other customers accounted for more than ten percent of our revenues in the year ended December 31, 2024.

Training and Customer Support

We offer our installer base a comprehensive package of customer support and training services which include pre-sales support, ongoing trainings, and technical support before, during, and after installation. We also provide customized support programs to large installers and distributors to help prioritize and track support issues, thereby enabling short cycle times for issue resolution.

During 2024, our training portal (Edge Academy) hosted over 225,000 learners.

During 2024, over 14,000 installers completed our certification programs.

In addition to the above, we support our commercial system customers with design consulting throughout their sales process and installation.

Our technical support organization includes local expert teams, tech centers, an online service portal and live chat service. Our toll-free call and live chat centers are open Monday through Friday at least from 9:00 a.m. to 6:00 p.m. in every region in which we sell our products. In addition, customers can open and track support cases 24/7 utilizing our online portal. All support cases are monitored via a customer relationship management system in order to provide service, track closure of all customer issues and further improve our customer service. Our call centers have access to our cloud-based monitoring platform database, which enables real-time remote diagnostics.

Customer service and satisfaction continues to be a key component of our business offering and we consider it integral to our continued success. We maintain high levels of customer engagement through our call centers in California, Australia, Japan, Israel, India, Bulgaria, Brazil, Taiwan, Thailand, South Africa, Philippines and Poland. In addition to our call centers, we have field service engineers located in the geographies where we are active, and support our customers with commissioning of large projects, introduction of new technologies and features and on-the-job training of new installers. As of December 31, 2024, our customer support and training organization consisted of 662 employees worldwide.

Our Technology

We have drawn on our expertise in the fields of power electronics, analog and digital electronics, magnetic design, mechanical and heat dissipation, control, and algorithms, power line communications and lithium-ion battery technology to design and develop what we believe to be the most advanced commercial solutions for harvesting power from solar PV, storage and energy management solutions for residential and commercial applications. These technologies are explained in greater detail below.

As part of our growth strategy, we have acquired companies that have technologies that can leverage our expertise in power electronics and power optimization. By combining acquired resources with our current research and development teams, we are expanding our activities into other areas such as energy IoT, EV charging optimization, and energy storage systems.

Power Optimizers

Our Power Optimizers are DC/DC step up/step down ("buck+boost") converters designed and developed to operate in harsh outdoor environments at very high conversion efficiency. Our Power Optimizers include proprietary power electronics and control loops customized to efficiently convert power from the PV module to the inverter.

A key factor in the performance of our Power Optimizer is determined by the digital control algorithms and closed-loop control mechanism. The Power Optimizer's control is built into our advanced ASIC which is responsible for all digital control functions of the power optimizer, including detailed power analysis, digital real-time control of the power conversion subsystem, power line communications and networking. Since each Power Optimizer handles the power and voltage of either a single module or two modules, we are able to reach a high degree of semiconductor integration by leveraging low-cost silicon in standard semiconductor packages. As a result, much of the Power Optimizer functionality can be integrated into a standard ASIC instead of requiring discrete electronic components, resulting in lower costs and higher reliability.

The ASIC performs the critical power analysis and power conversion control functions of the Power Optimizer. The power analysis functions process the state and working parameters at the Power Optimizer's input and output and, together with advanced digital control and state machine logic, control the power conversion function. In addition, our digital control system uses technology that allows the solar PV installation to anticipate and adapt to changing operating conditions, and to protect itself against system anomalies.

Each Power Optimizer in the array is connected to the inverter by a power line communications networking link. Our power line communications link uses a proprietary networking technology that we developed, utilizing the existing DC wiring between the Power Optimizers and the inverter to transmit and receive data between these devices using scalable technology supporting a wide range of installation sizes, from small residential to large commercial installations.

Inverters

Most of our inverters are designed for single-stage DC/AC conversion. Using our inverter in combination with the Power Optimizers allows the inverter control loop to maintain a regulated DC voltage level at its input, thereby enabling the inclusion of long, uneven, and multi-faceted strings of solar modules while also enabling custom, cost efficient, and reliable inverter design and component selection. All of the power components, as well as the main magnetic components for our inverters, can then be optimized for highly efficient DC/AC inversion.

Our inverters' digital control algorithms are implemented using programmable digital signal processors which allow for flexibility and the adaptation of control loops for various grids and for the requirements and standards of different grid operators across geographies. We have already implemented the control mechanisms necessary to support advanced grid codes and standards that are required to support high penetration of solar energy into utility grids. We continue to develop and manufacture our own DSP (ASIC) in our inverters which enables us to improve the performance of our control loops, increase our cost savings and reduce dependence on third party suppliers. The DSP (ASIC) performs the critical power analysis and power conversion control functions of the inverter. The power analysis functions process the state and working parameters at the power inverter's input and output, and together with advanced digital control and state machine logic controls the power conversion function. Additionally, our digital control system uses technology that is designed to allow the inverter to anticipate and adapt to changing operating conditions, and to protect itself against system anomalies as well as comply with applicable regulations in the different regions in which we operate.

Our DSP (ASIC) is also in charge of our PLC networking link between the inverter and the optimizers. Our PLC uses a proprietary networking technology that we developed, utilizing the existing DC wiring between the Power Optimizers and the inverter to transmit and receive data and commands between these devices.

We have developed and continue to develop in-house design and manufacturing capabilities for several major passive components, such as magnetic components, in order to decrease dependence on suppliers, improve component performance, reduce costs and have better control over our production processes.

Batteries for PV applications

Residential Market.

In 2021, we released our first lithium-ion residential batteries for sale in the U.S. and Europe through our solar distribution channels. Our batteries are composed of lithium cells, a Battery Management System (BMS), bi-directional DC/DC high efficiency converter that facilitates the charging and discharging of the battery,and a user interface. Our DC/DC converter uses digital control algorithms, which are implemented using a programmable digital signal processor. Our power products, inverter, Power Optimizers and battery are connected to the same DC bus, allowing the battery to be directly charged by the DC current generated by the Power Optimizers and bypassing the AC conversion, thereby reducing the round-trip efficiency of PV generated power provided from batteries the AC loads.

Our DC-coupled battery is designed to connect with our inverters, allowing up to three batteries per inverter. Our batteries can be connected to our cloud-based monitoring platform, reporting information on the battery status, solar production, and self-consumption data.

Commercial market.

Our 102.4kWh-rated CSS-OD battery solution was released in 2024 for commercial PV system owners. Designed for indoor and outdoor use, including operation in harsh environments, it is delivered in a pre-assembled enclosure, with an integrated 50kW inverter, to minimize onsite work and reduce installation faults. The CSS-OD is an AC-coupled battery, supporting connection of up to two CSS-OD batteries for each SolarEdge commercial inverter, scaling up to MWh-size sites.

The CSS-OD's, built-in safety technology, is designed to address potential risks at four distinct levels, creating a multi-layered safety net that safeguards both the system and the site. At the most granular level, the cell and energy module protection focus on preventing risks at the core of the battery. Each of the 20 energy modules comes with its own battery management unit (BMU) that continuously measures voltage and temperature for performance and safety optimization. At the cluster-level, the CSS-OD has multiple safety mechanisms including fire, smoke, and water sensors, to monitor and regulate the behavior of groups of energy modules. The cabinet layer provides physical and environmental protection for the battery system as a whole and software-driven safety measures are provided at the application level, including real-time alerts and diagnostics.

The CSS-OD is designed to protect internal components with a built-in battery enclosure HVAC system, module-level fire detection mechanism and multiple electrical safeguards such as Dual DC Relays and DC Breakers (MCCB) that work to isolate faults in connected energy modules. The CSS-OD is connected to our SolarEdge ONE for the C&I platform, for cloud-based O&M and monitoring. It presents operational status and alerts from cell to cabinet level and consolidates data and alerts for both the PV system and CSS-OD battery.

Manufacturing

We have designed our manufacturing processes to produce high quality products at competitive costs. The strategy is threefold: outsource, automate, and localize. We currently contract to have our solar products manufactured by two of the world's leading global electronics manufacturing service providers, Jabil Circuit, Inc. ("Jabil") and Flex Ltd. ("Flex"). By using contract manufacturers, we are able to access advanced manufacturing equipment, processes, skills and capacity on a relatively "asset light" budget while remaining flexible in our manufacturing operations and are able to enjoy the CM's global reach and access to different manufacturing regions. Our contract manufacturers are responsible for funding some of the capital expenses incurred in connection with the manufacture of our products, except with regard to some of the automated optimizer assembly lines, our proprietary end-of-line testing equipment and other specific manufacturing equipment utilized in assembling our products or sub-components which are financed and owned by the Company. We expect to continue this funding arrangement in the future, with respect to any expansions to such existing lines save for circumstances where the direct purchase by us of non-specific manufacturing equipment will result in a substantial reduction in costs in which case we will consider financing such non-specific manufacturing equipment ourselves. In light of recent Inflation Reduction Act legislation in the United States which incentivizes the local manufacturing of renewable energy products by providing benefits to installers for the purchase and installation of US-manufactured products, as well as by incentivizing manufacturers of such products domestically, we are manufacturing single phase inverters in Texas, are currently increasing manufacturing of three phase inverters and optimizers in Florida, and are also ramping manufacturing of our residential batteries in Utah. With the ramp-up of these new sites and as part of an effort to centralize and improve operational activity, we have discontinued manufacturing in China, Mexico, and Hungary. We continue to maintain manufacturing capabilities in Vietnam with a third party manufacturer.

Our own manufacturing facility in the North of Israel, is called "Sella 1". The proximity of Sella 1 to our R&D team and labs enables us to accelerate new product development cycles as well as define equipment and manufacturing processes of newly developed products which can then be adopted by our contract manufacturers worldwide.

SolarEdge is mindful of the transformative impact of automation and AI in manufacturing efficiency and product innovation. We are continuously striving to enhance the capabilities of all of our products through cutting-edge advancements in production processes. One significant focus that we have taken on is automating the manufacture of our inverters, aiming to replicate the significant advantages achieved in the automated manufacturing line of our optimizers.

We have developed propriety automated assembly lines for the manufacturing of our power optimizers. These assembly lines, currently operating in all of our manufacturing facilities, enable the manufacturing of more than 6,000 optimizers per manufacturing line per day. We invest resources in additional automated assembly lines as well as in automated machinery for subassembly and self-manufacturing of certain components used in our products, and we own and are responsible for funding all of the capital expenses related thereto. The current and expected capital expenses associated with these automated assembly lines and other machinery is funded out of our cash flows.

We source our raw materials through various component manufacturers and invest resources in continued cost-reduction efforts as well as verifying second and third sources so as to limit dependence on sole suppliers.

Reliability and Quality Control

Our Power Optimizers are connected to each PV module by installers, designed to be as reliable as the PV module itself and capable of withstanding the same operating and environmental conditions.

Our reliability methodology includes a multi-level plan with design analysis, sub-system testing of critical components by Accelerated Life Testing, and integrative testing of design prototypes by Highly Accelerated Life Testing and large sample groups. As part of our reliability efforts, we subject components to industry standard conditions and tests including in accelerated life chambers that simulate burn-in, thermal cycling, damp-heat, and other stresses at large sample size groups. For validation purposes, finished products are tested by simulating accelerated aging through the use of Thermal Cycling, Damp Heat, and High Temperature Endurance. Specific additional tests have been developed to assess design changes' impact on reliability. We also conduct out of box audits (OBA) on our finished products. In addition, online reliability tests (ORT) are conducted on our optimizers and we test complete products in stress tests and in the field. Our rigorous testing processes have helped us to develop highly reliable products.

In order to verify the quality of each of our products when it leaves the manufacturing plant, each component, sub-assembly, and final product are tested multiple times during production. These tests include Automatic Optical Inspection, In-Circuit Testing, Board-Functional Testing, Safety Testing, and Integrative Stress Testing. We employ a serial number-driven manufacturing process auditing and traceability system that allows us to control production line activities, verify correct manufacturing processes and to achieve item-specific traceability.

As a part of our quality and reliability approach, failed products from the field are returned and subjected to root cause analysis, the results of which are used to improve our product and manufacturing processes and design and further reduce our field failure rate.

Certifications

Our products and systems comply with the applicable regulatory requirements of the jurisdictions in which they are sold as well as all other major markets around the world. These include safety regulations, electromagnetic compatibility standards and grid compliance.

Research and Development

We devote substantial resources to research and development with the objective of developing new products and systems, adding new features and reducing unit costs of our products and systems. Our development strategy is to identify software and hardware features, products, and systems that reduce the cost and improve the effectiveness of our solutions for our customers. We measure the effectiveness of our research and development by metrics including product unit cost, efficiency, reliability, power output, and ease of use.

We have a strong research and development team with wide ranging experience in power electronics, semiconductors, power line communications and networking, chemical, mechanical and software engineering. In addition, many members of our research and development team have expertise in solar technologies. As of December 31, 2024 our research and development organization had a headcount of 1,171 employees.

Intellectual Property

The success of our business depends, in part, on our ability to maintain and protect our proprietary technologies, information, processes, and know-how. We rely primarily on patent, trademark, copyright and trade secrets laws in the U.S. and similar laws in other countries, confidentiality agreements and procedures and other contractual arrangements to protect our technology. As of December 31, 2024, SolarEdge had 595 issued patents worldwide and 393 patent applications pending for examination. A majority of our patents relate to DC power optimization and DC to AC conversion for alternative energy power systems, power system monitoring and control, battery technology and management systems. Our issued patents are scheduled to expire between 2025 and 2044.

We continually assess opportunities to seek patent protection for those aspects of our technology, designs, and methodologies and processes that we believe provide significant competitive advantages.

We rely on trade secret protection and confidentiality agreements to safeguard our interests with respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce. We believe that many elements of our manufacturing processes involve proprietary know-how, technology, or data that are not covered by patents or patent applications, including technical processes, test equipment designs, algorithms, and procedures.

All of our research and development personnel are required to enter into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs, and technologies they develop during the course of employment with us.

Our customers and business partners are required to enter into confidentiality agreements before we disclose any sensitive aspects of our technology or business plans.

Competition

The markets for our solar products are competitive, and we compete with manufacturers of traditional inverters, as well as manufacturers of other MLPE systems. The principal areas in which we compete with other companies include:

- product and system performance and features;

- total cost of ownership (TCO);

- reliability and duration of product warranty;

- customer service and support;

- breadth of product line;

- technological expertise;

- brand recognition;

- local sales and distribution capabilities;

- compliance with applicable certifications and grid codes;

- product safety features;

- size and financial stability of operations; and

- size of installed base.

Recent market trends show an increased focus on safety features in rooftop installations, and the emergence of standards that are evolving to address such concerns. In particular, the arc fault detection and interruption (AFDI) and rapid shutdown (RSD) standards in the US market, have led to the introduction of module-level rapid-shutdown devices from our competitors. We believe the existence of rapid shutdown capabilities built into our Power Optimizers positions us well in this regard, and serves as a competitive advantage. Additionally, we have seen PV module manufacturers introduce larger PV modules with higher power levels reaching over 600W. This market trend, which comes as a result of PV cell manufacturers introducing larger cell sizes such as M10 and M12 as well as different module build configurations, leads to market interest in higher power rating Power Optimizers, micro inverters, and other MLPE devices. The increasing demand for storage and battery solutions is an additional noteworthy market trend which is expected to increase the attachment rate of storage to PV installations in the coming years.

Our DC optimized inverter system competes principally with products from traditional inverter manufacturers, such as SMA Solar Technology AG, Sungrow Power Supply Co., Ltd. and Huawei Technologies Co. Ltd. as well as from other Chinese inverter manufacturers. In the North American residential market, we compete with traditional string inverter manufacturers such as Tesla Inc., as well as microinverter manufacturers such as Enphase Energy, Inc. In addition, there are several new entrants to the MLPE market, including low-cost Asian manufacturers. We believe that our DC optimized inverter system offers significant technology and cost advantages that reflect a competitive differentiation over traditional inverter systems and microinverter technologies.

Our residential lithium-ion batteries for PV applications compete with global manufacturers of both lithium-ion and other residential battery storage solutions such as Tesla, LG Energy solutions Ltd., BYD Company Limited, and Enphase Energy.

Government Incentives

U.S. federal, state, and local government laws, regulations, and bodies as well as non-U.S. government bodies, provide incentives to owners, end users, distributors, and manufacturers of solar PV and BESS systems to promote solar electricity in the form of rebates, tax credits, lower VAT rate and other financial incentives such as system performance payments, payments for renewable energy credits associated with renewable energy generation, and exclusion of solar PV systems from property tax assessments. The market for on grid applications, where solar power is used to supplement a customer's electricity purchased from the utility network or sold to a utility under tariff, often depends in large part on the availability and size of these government subsidies and economic incentives, which vary from time to time by geographic market.

In August 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (the "IRA"), which contains several provisions intended to accelerate U.S. manufacturing and adoption of clean energy such as solar, wind, hydrogen and electric vehicles and therefore had positive impact on our business and operations and overall US solar market. Some of the applicable provisions in IRA that are positively impacting the market for renewable energy include the extension of 48E, the tech-neutral investment tax credit ("ITC"), and 45Y, the tech-neutral Production Tax Credit ("PTC"), through at least 2032. These credits are subject to a phase-out when annual greenhouse emissions from the production of electricity in the U.S. drop to 25% of their 2022 levels. The IRA includes incentives for residential and commercial solar customers and developers through the inclusion of ITCs for qualifying energy projects of up to 30% with a potential to gain further bonus credits such as through the utilization of Domestic Content. Because these provisions both extend existing law and create new law, guidance concerning their implementation continues to be published by the U.S. Treasury Department and the Internal Revenue Service. We continue to monitor the implementation process and are monetizing the benefits that are available to us. For example, Section 45X of the IRA offers advanced manufacturing production tax credits ("AMPTCs"), that incentivize the production of eligible components within the United States. To that end, we established manufacturing capabilities in the United States starting in 2023.

The new U.S. administration entered office on January 20, 2025, and to the extent that tax benefits or credits may be impacted through new regulation or by new law passed by Congress, our business could be adversely disadvantaged. We continue to monitor the benefits that may be available to us, such as the availability of tax credits for domestic manufacturers.

Trade Regulation and Import Tariffs

Our business activities are subject to numerous laws and regulations in the jurisdictions in which we operate. Particularly, our exports and imports are subject to complex trade and customs laws, tax requirements and tariffs set by governments through mutual agreements or unilateral actions. Countries duties, tariffs or other restrictions on our imports could adversely impact our business. Changes in tax policies or trade regulations, the disallowance of tax deductions on imported merchandise, or the imposition of new tariffs on imported products, could have an adverse effect on our business and results of operations.

Escalating trade tensions between the United States and China have led to increased tariffs and trade restrictions, including tariffs applicable to some solar products. As of September 19, 2024, the U.S. trade representative ("USTR") announced the final Section 301 import tariffs ranging from 25% to 50% on a long list of products imported from China, including solar cells, semiconductors, EVs, and Lithium-ion batteries.

The new U.S. administration has announced proposed tariffs on products manufactured abroad that are intended to be sold in the U.S. market. We continue to monitor how this situation could affect our global business operations and manufacturing in various jurisdictions. To the extent that our products or imported components could be subject to U.S. tariffs, our business could be adversely disadvantaged. The U.S. administration has proposed imposed tariffs on the import of certain goods from China which, if implemented could disadvantage some of our competitors.

Seasonality

The solar energy market is subject to seasonal and quarterly fluctuations affected by weather. For example, during the winter months in Europe and the northeastern U.S. where the climate is particularly cold and snowy, it is typical to see a decline in PV installations and this decline can impact the timing of orders for our products.

Sustainable, Responsible and Transparent Business Practices

During 2024, we continued making progress in our Environmental, Social and Governance ("ESG") performance and disclosure. Our ESG practices are guided by our mission of accelerating the move to a low-carbon world, powered by a decentralized, distributed, interconnected energy network, where electricity is generated, stored, managed and used in the most optimal manner. We have crafted a comprehensive sustainability strategy with qualitative and quantitative targets spanning various ESG matters. Our sixth annual Sustainability Report, published in 2024, was prepared in reference to leading global sustainability disclosure standards, GRI (Global Reporting Initiative) and SASB (Sustainability Accounting Standards Board). Our sustainability strategy includes the following pillars:

- **Powering Clean Energy**: Accelerating the uptake of clean energy, delivering new smart energy, innovative solutions and improving the lifecycle impacts of our products. As a business founded upon the acceleration of clean energy, we strive to reduce our climate impact by minimizing GHG (greenhouse gas) emissions and increasing renewable electricity usage in our facilities.

- **Powering People:** Maintaining leading responsible employment practices, upholding human rights and investing in communities. In 2024, we continued to enhance our responsible employment practices, focusing on safety and on employee growth and development.

- **Powering Business:** Maintaining and reinforcing ethical conduct throughout our value chain, advancing climate resilience, improving the efficiency of our resource consumption and ethical sourcing of raw materials and components.

We believe that our sustainability strategy aligns directly with 10 United Nations Sustainable Development Goals (SDGs), and our products and activities are most critical to achievement of SDG #7, Affordable Clean Energy.

Human Capital

We believe our success depends on our ability to attract and retain outstanding employees at all levels of our business. As of December 31, 2024, we had 3,961 employees (full time and part time). Of these employees, 1,171 were engaged in research and development, 539 in sales and marketing, 1,804 in operations, production, quality and reliability, and support, and 448 in general and administrative capacities. Of our employees, 2,052 were based in Israel, 600 were based in Europe, 475 were based in Korea, 336 were based in the U.S, 228 were based in India, and 270 were based in the remaining countries in which we operate, including China, Vietnam, Australia, and others.

Except for our SolarEdge e-Mobility employees, none of our employees are represented by a labor union. We have not experienced any employment-related work stoppages, and we consider relations with our employees to be good.

Recruitment: We rely on the success of our recruitment efforts to attract and retain technically skilled people who can support our ongoing innovation and global operations. We aim to be inclusive in our hiring practices, focusing on the best talent for the role, welcoming all genders, nationalities, ethnicities, abilities and other dimensions of diversity.

Employee benefits: We aim to provide our employees with competitive salary and benefits that enable them to achieve a good quality of life and plan for the future. Our benefits differ according to local norms and market preferences, but typically include all salary and social benefits required by local law (including retirement saving programs, paid vacation and sick leave) and many additional benefits that go beyond legal requirements in local markets.

Leadership, Training and Development: We aim to provide our employees with advanced professional and development skills, so that they can perform effectively in their roles and build their capabilities and career prospects for the future. We maintain a leadership program for managers and team leaders and deliver advanced professional training for sales, research and development and other functional teams as part of our extensive training program each year. Furthermore, we partner with local educational resources to offer formal learning programs on a variety of subjects for the personal development and advancement of our workforce.

Corporate Social Responsibility: We strive to increase opportunities for women in executive and management positions as part of our mission to promote gender parity and equal pay in accordance with equal opportunity laws.

Workplace safety and health: We believe that all accidents and injuries at work are preventable and we strive to achieve a zero-injury culture across our offices and operations. Our safety practices are designed to comply with applicable occupational health and safety regulations and are certified to Occupational Health and Safety Quality Management Standard ISO 45001:2018. Our safety practices include: nominated safety officers at each of our manufacturing or R&D sites, mandatory annual safety training for all employees, mandatory job-specific training for all employees in relevant roles (e.g., for those working in high-voltage labs), comprehensive safety, fire, and emergency drill programs so that our employees are well-versed with emergency procedures and root-cause assessments of incidents and corrective actions.

Corporate Information

We were incorporated in Delaware in 2006. Our principal executive offices are located at 1 HaMada Street, Herziliya Pituach 4673335, Israel and our telephone number at this address is 972 (9) 957-6620. Our website is www.solaredge.com.

We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission (the "SEC"), pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"). Our reports, proxy statements and other documents filed electronically with the SEC are available at the website maintained by the SEC at *www.sec.gov*.

We use the Investor Relations portion of our website at *www.solaredge.com*, as a routine channel of distribution of important information such as press releases, analyst presentations, corporate governance practices and corporate responsibility information, financial information including our annual, quarterly, and current reports, our proxy statements, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such reports with, or furnish them to, the SEC. All such postings and filings are available on our Investor Relations website free of charge.

Information contained on our website is not incorporated by reference into this Annual Report, and you should not consider information contained on our website as part of this Annual Report.

ITEM 1A. Risk Factors

When evaluating our business, you should carefully consider the risks, events and uncertainties described below together with the other information set forth in this Annual Report on Form 10-K. The events and consequences discussed in these risk factors could materially affect our business, financial condition, results of operations and future growth prospects. The risks described below are not the only risks facing our company. Risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and operating results in the future. Additionally, while some of the factors, events and contingencies described herein may have occurred in the past, the disclosures herein are not representations as to whether or not they have occurred, and are instead provided because future occurrences of such factors, events, or contingencies could have a material adverse effect.

Risk Factors Summary

The following summarizes the principal factors that make an investment in our company speculative or risky. This summary should be read in conjunction with the full risk factors discussed below and should not be relied upon as an exhaustive summary of the material risks facing our business. The order of presentation is not necessarily indicative of the level of risk that each factor poses to us.

We face risks related to our business and our industry, including those related to:

- Our ability to be profitable in the future.
- The rapidly evolving and competitive nature of the solar industry makes it difficult to evaluate our future prospects.
- Changes in tax law, tax treaties, and regulations or the interpretation of them, including the Inflation Reduction Act.
- The loss of key executives, and our ability to retain key personnel and attract additional qualified personnel.
- Our ability to successfully operate our global operations with a reduced work force.
- Fluctuations in demand for solar energy solutions, including if demand for solar energy solutions does not resume growth or grows at a slower rate than anticipated, and our ability to accurately forecast customer demand.
- Macroeconomic conditions in our domestic and international markets, as well as inflation concerns, instability of financial institutions, rising interest rates, and recessionary concerns.
- The impact of declines in the retail price of electricity derived from the utility grid or from alternative energy sources.
- The impact of increases in interest rates or tightening of the supply of capital on the ability of end-users to finance the cost of a solar PV system.
- The impact of increased competition as new and existing competitors introduce power optimizers, inverters, solar PV system monitoring, batteries and other smart energy products.
- Developments in alternative technologies or improvements in distributed solar energy generation.
- The cyclicality of the solar industry.
- Defects or performance problems in our products.
- Our dependence on a small number of outside contract manufacturers, including difficulties increasing production with new contract manufacturers.

- Any delays, disruptions, or quality control problems in our manufacturing operations.
- Our dependence on a limited number of suppliers for key components and raw materials in our products to adequately meet anticipated demand.
- Disruptions to our global supply chain and rising prices of oil and raw materials due to the conflict between Russia and Ukraine.
- Our reliance on distributors and large installers to assist in selling our products, and the failure of these customers to perform as expected.
- Mergers in the solar industry among our current or potential customers.
- Discontinuance of our e-Mobility business and Energy Storage Business, resulting in the write-off of tangible and intangible assets.
- We have discontinued our Energy Storage Business, resulting in the write-off of tangible and intangible assets
- Our ability to recognize expected benefits from cost reduction and restructuring.
- Any unauthorized access to, disclosure, or theft of personal information we gather, store, or use.
- Attempts by third parties, our employees, or our vendors to gain unauthorized access to our network or seek to compromise our products and services.
- Our entry into business engagements with South Korean military bodies as our customers in the lithium-ion battery and energy storage business embodies a risk for potentially large-scale and uncapped liability.
- Our entry into adjacent markets through recent acquisitions and risks associated with acquisitions, including our ability to be effective in integrating such acquisitions.
- Disruption to our business operations as a result of war and hostilities in Israel and other conditions in Israel that affect our operations may limit our ability to develop, produce and sell our products.
- The tax benefits that are available to us under Israeli law that require us to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.
- Difficulties in enforcing a judgment of a U.S. court against our officers and directors, to assert U.S. securities laws claims in Israel, or to serve process on our officers and directors.
- Our dependence on ocean transportation to deliver our products in a timely and cost-efficient manner.
- Fluctuations in currency exchange rates.
- Corporate social responsibility and sustainability, including the impact of evolving legal and regulatory requirements.
- Complications with the design or implementation of our new ERP system could adversely impact our business and operations.
- Natural disasters, public health events, significant disruptions of information technology systems, data security breaches, or other catastrophic events.

We face risks related to legal, compliance and regulatory matters, including those related to:

- Any reduction, elimination or expiration of government subsidies and economic incentives for on-grid solar electricity applications.
- Changes to net metering policies.
- Existing electric utility industry regulations and changes to regulations, which may present technical regulatory, and economic barriers to the purchase and use of solar PV systems.

We face risks related to intellectual property, including those related to:

- Our ability to protect our intellectual property and other proprietary rights.
- Any claims by third parties that we are infringing upon their intellectual property rights.
- Any claims for remuneration or royalties for assigned service invention rights by our employees.
- The impairment of our goodwill or other intangible assets.

We face risks related to our Notes and the ownership of our common stock, including those related to:

- Volatility of our stock price.
- Provisions in our certificate of incorporation and by-laws that may have the effect of delaying or preventing a change of control or changes in our management.
- The forum selection clause contained in our certificate of incorporation.
- Our ability to raise the funds necessary to settle conversion of our convertible senior notes or Notes in cash or to repurchase the Notes upon a fundamental change.
- Our ability to raise additional capital to execute on our current or future business opportunities.
- Our lack of plans to pay any cash dividends on our common stock in the foreseeable future.
- Our share repurchase program.

Risk Factors

Risks related to Our Business and Our Industry

Our ability to be profitable in the future.

We achieved a net loss of $1,806.4 million for the year ended December 31, 2024 and net profit of $34.3 million for the year ended December 31, 2023. In 2021, we experienced an increase in revenues and profitability when compared to the same period in 2020. In 2022 our revenues grew when compared to the same period in 2021 while our net profit decreased due to reasons detailed in the Management's Discussion and Analysis Section of our Annual Report on Form 10-K for the year ended December 31, 2022. Conversely, in the third quarter of 2023, we experienced a slowdown in the demand for our products and during the second part of the third quarter of 2023, we experienced substantial unexpected cancellations and push outs of existing backlog from our European distributors. We continued to experience a slowdown in demand for our products throughout the year ending December 31, 2024. As a result, revenues in 2024 were significantly lower than the Company expected.

In the future, our revenues may not grow at the pace we anticipate, or may decline for a number of reasons, many of which are outside our control, including a decline in demand for our products, increased competition, a decrease in the growth of the solar industry, and business and industry trends including component shortages and supply chain disruptions due to ocean freight capacity, shipping times and port congestions as well as other macroeconomic conditions in our domestic and international markets, inflation concerns, rising interest rates and recessionary concerns, or our failure to continue to capitalize on growth opportunities. If we fail to maintain sufficient revenue to support our operations, we may not be able to sustain profitability.

In addition, we expect to incur additional costs and expenses related to the continued development and expansion of our business, including in connection with recent or future acquisitions as well as ongoing marketing and developing our products, development of our own manufacturing facilities, expanding into new product markets and geographies, maintaining and enhancing our research and development operations and hiring additional personnel. We do not know whether our revenues will grow rapidly enough to absorb these costs, or the extent of these expenses or their impact on the results of our operations.

The rapidly evolving and competitive nature of the solar industry makes it difficult to evaluate our future prospects.

The rapidly evolving and competitive nature of the solar industry makes it difficult to evaluate our current business and future prospects. In addition, we have limited insight into emerging trends that may adversely affect our business, financial condition, results of operations and prospects.

The viability and demand for our products and services may be affected by many factors beyond our control, including:

- cost competitiveness, reliability and performance of solar PV systems compared to conventional and non-solar renewable energy sources and products;
- competing new technologies at more competitive prices than those we offer for our products and services;
- policy change and the introduction of tariffs affecting the manufacture or sale of our products;
- availability and amount of government subsidies and incentives to support the development and deployment of solar energy solutions;
- the extent of deregulation in the electric power industry and broader energy industries to permit broader adoption of solar electricity generation;
- prices of traditional carbon-based energy sources;
- levels of investment by end-users of solar energy products, which tend to decrease when economic growth slows; and
- the emergence, continuance or success of, or increased government support for, other alternative energy generation technologies and products.

A change in tax law, tax treaties, and regulations or the interpretation of them, including the Inflation Reduction Act.

In August 2022, the IRA was signed into federal law. The IRA provides for, among other things, certain incentives, including certain tax credits, intended to promote clean energy. The Company has invested resources in establishing a manufacturing presence in the U.S. to benefit from the incentives available under the IRA, including benefits to installers for the purchase and installation of U.S. manufactured products and incentives for manufacturers of such products domestically. Moreover, we incorporated into our financial planning and agreements with our customers and suppliers certain assumptions regarding the future level of U.S. tax incentives. Any unfavorable regulatory treatment, or guidance, expiration of or changes to the benefits being made available, which we relied upon in structuring certain projects and investments, or any adverse impacts on our ability to ramp up production in the U.S. in a timely manner to benefit from the incentives available under the IRA, could adversely impact our business and financial condition.

As mentioned, the new U.S. Presidential administration entered office on January 20, 2025, and to the extent that tax benefits or credits available under the IRA may be changed through acts of congress by new regulation or new law, our business could be adversely disadvantaged. We continue to monitor the benefits available to us, such as the availability of tax credits for domestic manufacturers.

The loss of key executives, and our ability to retain key personnel and attract additional qualified personnel

On August 26, 2024, the Company's former CEO, Zvi Lando resigned, and the Board of Directors appointed its former CFO, Ronen Faier to the position of interim CEO. In conjunction with this transition, the Board of Directors also appointed Ariel Porat, formerly the Company's Senior Vice President of Finance, to serve as CFO. On December 31, 2024, Rachel Prishkolnik, our long time VP General Counsel and Corporate Secretary retired from her position and was replaced by our new Chief Legal Officer, Dalia Litay. Executive leadership and senior management transitions, reductions in workforce and employee turnover can be time consuming, difficult to manage, create instability, cause disruption to our business and result in the loss of institutional knowledge, and any of these outcomes could impede the execution of our day-to-day operations and our ability to fully implement our business strategy. These impacts could also make it more difficult to attract and retain talent. The failure to successfully hire and retain key executives and employees or the further loss of any key executives, senior management and employees could have a significant impact on our operations, including declining product identity and competitive differentiation, eroding employee morale and productivity or an inability to maintain internal controls, regulatory or other compliance related requirements, any and all of which could in turn adversely impact our business, financial condition, and results of operations.

Our ability to successfully operate our global operations with a reduced work force

The workforce reductions we are implementing as part of our Restructuring Plans may negatively impact our ability to attract, integrate, retain and motivate highly qualified employees, may harm our reputation with current or prospective employees. may cause disruption to our business and result in the loss of institutional knowledge and may impede the execution of our day-to-day operations and affect our ability to execute our business strategy. Under the Restructuring Plans, the Company reduced its workforce throughout the year ending December 31, 2024, through involuntary workforce reductions in order to better align the Company with current market conditions.

Demand for solar energy solutions fluctuates, and if demand for solar energy solutions does not resume growth or grows at a slower rate than anticipated, or if we are unable to accurately forecast customer demand, our business and results of operations will suffer.

Our revenues are primarily derived from products utilized in solar PV installations. Thus, our future success depends on continued demand for solar energy solutions and the ability of vendors to meet this demand. The solar industry is an evolving industry that has experienced substantial changes in recent years, and we cannot be certain that consumers, businesses, or utilities will adopt solar PV systems as an alternative energy source at levels sufficient to grow our business. If demand for solar energy solutions fails to continue to develop sufficiently, demand for our products and services will decrease, resulting in an adverse impact on our ability to increase our revenue and grow our business.

Additionally, there is fluctuating demand for solar energy solutions and we manufacture our products according to our estimate of future customer demand. We have experienced, and may in the future continue to experience, excess or shortages of product inventory as a result. This process requires us to make multiple forecasts and assumptions relating to the demand of our distributors, their end customers and general market conditions. Because we sell most of our products to distributors, who in turn sell to their end customers, we have limited visibility as to end-customer demand. We depend significantly on our distributors to provide us visibility into their end-customer demand, and we use these forecasts to make our own forecasts and planning decisions. If the information from our distributors turns out to be incorrect or incomplete, then our own forecasts may also be inaccurate. Furthermore, we do not have long-term purchase commitments with most of our distributors or end customers, and our sales are generally made by purchase orders that may be canceled, changed or deferred without notice to us or penalty. As a result, it is difficult to forecast future customer demand to plan our operations.

The cancellation or deferral of product orders, or overproduction due to a change in anticipated order volumes could result in us holding excess or obsolete inventory, which could result in inventory write-downs and, in turn, could have a material adverse effect on our financial condition. For example, in the second part of 2023, the solar industry began to experience a downturn, particularly in Europe, and we experienced substantial unexpected cancellations and push outs of existing backlog from our European distributors. This was a result of operational challenges in the later part of 2022, followed by record level shipments in the first half of 2023, slowing market demand in the third quarter of 2023, and which continued through the year ending December 31, 2024, as distributors began to experience financial challenges. We may have to make significant provisions for inventory write-downs based on events that are currently not known, and such provisions or any adjustments to such provisions could be material. We may also become involved in disputes with our suppliers who may claim that we failed to fulfill forecast or minimum purchase requirements.

Conversely, if we underestimate demand, we may not have sufficient inventory to meet end-customer demand, and we may incur excess costs related to expedited deliveries, lose market share, damage relationships with our distributors and end customers, harm our reputation and forego potential revenue opportunities. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in light of supply chain disruptions and our outsourced manufacturing processes, which could prevent us from fulfilling orders in a timely and cost-efficient manner or at all. In addition, if we overestimate our production requirements, our contract manufacturers may purchase excess components and build excess inventory. If our contract manufacturers, at our request, purchase excess components that are unique to our products and are unable to recoup the costs of such excess through resale or return or build excess products, we could be required to pay for these excess parts or products and recognize related inventory write-downs.

In addition, we plan our operating expenses, including research and development expenses, hiring needs and inventory investments, in part on our estimates of customer demand and future revenue. If customer demand or revenue for a particular period is lower than we expect, we may not be able to proportionately reduce our fixed operating expenses for that period, which would harm our operating results for that period.

Macroeconomic conditions in our domestic and international markets, as well as inflation concerns, instability of financial institutions, rising interest rates, and recessionary concerns may adversely affect our industry, business and financial results.

Our business depends on the overall demand for our solar energy products and on the economic health and willingness of our customers and potential customers to make capital commitments to purchase our products and services. As a result of macroeconomic or market uncertainty, including inflation concerns, rising interest rates, recessionary concerns, and geopolitical conflicts, customers may decide to delay purchasing our products and services or not purchase at all. In addition, a number of the risks associated with our business, which are disclosed in these risk factors, may increase in likelihood, magnitude or duration, and we may face new risks that we have not yet identified.

In the past, unfavorable macroeconomic and market conditions have resulted in sustained periods of decreased demand. Macroeconomic and market conditions could be adversely affected by a variety of political, economic or other factors in the U.S. and international markets, which could, in turn, adversely affect spending levels of installers and end users and could create volatility or deteriorating conditions in the markets in which we operate. Macroeconomic uncertainty or weakness could result in:

- reduced demand for our products as a result of constraints on capital spending for solar energy systems by our customers and/or a reduction in government subsidies for renewable energy investments;
- increased price competition for our products that may adversely affect revenue, gross margin and profitability;
- the introduction of any disadvantageous trade regulations and import tariffs;
- decreased ability to forecast operating results and make decisions about budgeting, planning and future investments;
- decrease in the popularity of solar energy as a green energy solution;
- business and financial difficulties faced by our suppliers or other partners, including impacts to material costs, sales, liquidity levels, ability to continue investing in their businesses, ability to import or export goods, ability to meet development commitments and manufacturing capability; and
- increased overhead and production costs as a percentage of revenue.

Reductions in customer spending in response to unfavorable or uncertain macroeconomic and market conditions, globally or in a particular region where we operate, would adversely affect our business, results of operations and financial condition.

A drop in the retail price of electricity derived from the utility grid or from alternative energy sources may harm our business, financial condition, results of operations, and prospects.

Decreases in the retail prices of electricity from the utility grid, or other renewable energy resources, would make the purchase of solar PV systems less economically attractive and would likely lower sales of our products. The price of electricity derived from the utility grid could decrease as a result of:

- construction of a significant number of new power generation plants, including plants utilizing natural gas, nuclear, coal, renewable energy, or other generation technologies;
- relief of transmission constraints that enable local centers to generate energy less expensively;
- reductions in the price of natural gas, or alternative energy resources other than solar;
- utility rate adjustment and customer class cost reallocation;
- energy conservation technologies and public initiatives to reduce electricity consumption;
- development of smart-grid technologies that lower the peak energy requirements of a utility generation facility;
- development of new or lower-cost energy storage technologies that have the ability to reduce a customer's average cost of electricity by shifting load to off-peak times; and
- development of new energy generation technologies that provide less expensive energy.

Moreover, technological developments in the solar components industry could allow our competitors and their customers to offer electricity at costs lower than those that can be offered by us to our customers, which could result in reduced demand for our products. If the cost of electricity generated by solar PV installations incorporating our systems is high relative to the cost of electricity from other sources, our business, financial condition, and results of operations may be harmed.

An increase in interest rates or tightening of the supply of capital in the global financial markets could make it difficult for end-users to finance the cost of a solar PV system and could reduce the demand for smart energy products and thus the demand for our products.

Many end-users depend on financing to fund the initial capital expenditure required to develop, build, or purchase a solar PV system. An increase in interest rates or a reduction in the supply of project debt financing or tax equity investments, could reduce the number of solar projects that receive financing or otherwise make it difficult for our customers or the end-users to secure the financing necessary to develop, build, purchase, or install a solar PV system on favorable terms, or at all, and thus lower demand for our products which could limit our growth or reduce our net sales. In addition, we believe that a significant percentage of end-users install solar PV systems as an investment, funding the initial capital expenditure through financing. An increase in interest rates could lower such end-user's return on investment on a solar PV system, increase equity return requirements or make alternative investments more attractive relative to solar PV systems, and, in each case, could cause such end-users to seek alternative investments. During 2022 and 2023, record levels of inflation have resulted in significant volatility and disruptions in the global economy. In response to rising inflation, central banks in the markets in which we operate, including the U.S. Federal Reserve and the European Central Bank, have tightened their monetary policies and raised interest rates. Such measures have adversely impacted the demand for our products which may continue if there is a period of sustained heightened inflation.

The market for our products is highly competitive and we expect to face increased competition as new and existing competitors introduce power optimizers, inverters, solar PV system monitoring, batteries and other smart energy products, which could negatively affect our results of operations and market share.

The market for solar PV solutions is highly competitive. We principally compete with traditional inverter manufacturers as well as microinverter manufacturers. Currently, our DC optimized inverter system competes with products from traditional inverter manufacturers, microinverter manufacturers, as well as emerging technology companies offering alternative MLPE products. Over the past few years, several new entrants to the inverter and MLPE market, including low-cost Asian manufacturers, have announced plans to ship or have already shipped products in markets in which we sell our products, including, with respect to sales in the U.S., Australia and in Europe. We expect competition to intensify as new and existing competitors enter the market. In addition, there are several new entrants that are proposing storage batteries as well as solutions to the rapid shutdown functionality which has become a regulatory requirement for PV rooftop solar systems in the U.S. If these new technologies are successful in offering a price competitive and technological attractive solution to the residential solar PV market, this could make it more difficult for us to maintain market share.

Several of our existing and potential competitors have the financial resources or have received certain subsidies in order to offer competitive products at aggressive or below-market pricing levels, which could cause us to lose sales or market share or require us to lower prices for our products in order to compete effectively. Specifically, competition from Chinese state owned or financed companies pose a threat. If we have to reduce our prices by more than we anticipated, or if we are unable to offset any future reductions in our average selling prices by increasing our sales volume, reducing our costs and expenses or introducing new products, our revenues and gross profit would suffer.

In addition, competitors may be able to develop new products more quickly than us, may partner with other competitors to provide combined technologies and competing solutions and may be able to develop products that are more reliable or that provide more functionality than ours.

Developments in alternative technologies or improvements in distributed solar energy generation may have a material adverse effect on demand for our offerings.

Significant developments in alternative technologies, such as advances in other forms of distributed solar PV power generation, storage solutions, such as batteries, the widespread use or adoption of fuel cells for residential or commercial properties or improvements in other forms of centralized power production, may have a material adverse effect on our business and prospects. Any failure by us to adopt new or enhanced technologies or processes, or to react to changes in existing technologies, could result in product obsolescence, the loss of competitiveness of our products, decreased revenue and a loss of market share to competitors.

The solar industry has historically been cyclical and experienced periodic downturns.

Our future success partly depends on continued demand for solar PV systems in the end-markets we serve, including the residential and commercial sectors in the U.S. and Europe. The solar industry has historically been cyclical and has experienced periodic downturns which have affected and may in the future affect demand for our products. The solar industry has undergone challenging business conditions in past years, including downward pricing pressure for PV modules, mainly as a result of overproduction, and reductions in applicable governmental subsidies, contributing to demand decreases. For example, since the second part of 2023 and throughout 2024, the solar industry experienced a downturn, which continues, particularly in Europe, which led to a large amount of requests to cancel or push out orders and the buildup of significant backlog for our products. This slowdown in the market in Europe continues in 2025 and it is not clear when demand for PV systems in Europe will increase and return to the levels that it was at in 2021 and 2022. Additionally, there is no assurance that the solar industry will not suffer additional significant downturns in the future, which will adversely affect demand for our solar products and our results of operations.

Defects or performance problems in our products could result in loss of customers, reputational damage, and decreased revenue, and we may face warranty, indemnity, and product liability claims arising from defective products.

Although our products meet our stringent quality requirements, they may contain undetected errors or defects, especially when first introduced or when new generations are released. Errors, defects, or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing difficulties, which can affect both the quality and the yield of the product. Any actual or perceived errors, defects, or poor performance in our products could result in the replacement or recall of our products or components thereof, shipment delays, rejection of our products, damage to our reputation, lost revenue, diversion of our personnel from our product development efforts, and increases in customer service and support costs, all of which could have a material adverse effect on our business, financial condition, and results of operations.

Furthermore, defective components may give rise to warranty, indemnity, or product liability claims against us that exceed any revenue or profit we receive from the affected products. In most cases, we offer a minimum 12-year limited warranty for our inverters, extendable to twenty-five years for an additional cost, a 25-year limited warranty for our power optimizers and a 10-year limited warranty for our residential energy bank battery. Our limited warranties cover defects in materials and workmanship of our products under normal use and service conditions; therefore, we bear the risk of warranty claims long after we have sold products and recognized revenue. While we do have accrued reserves for warranty claims, our estimated warranty costs for previously sold products may change to the extent future products are not compatible with earlier generation products under warranty. Our warranty accruals are based on our assumptions and we do not have a long history of making such assumptions. As a result, these assumptions could prove to be materially different from the actual performance of our systems, causing us to incur substantial unanticipated expenses to repair or replace defective products in the future or to compensate customers for defective products. Our failure to accurately predict future claims could result in unexpected volatility in, and have a material adverse effect on, our financial condition. In particular, our commercial CSS-OD batteries are still relatively new on the market and we do not have the experience in servicing these products yet.

If one of our products were to cause injury to someone or cause property damage, or in the event that a claim is made alleging false or misleading advertisement, unfair competition or other consumer related claims, we could potentially be exposed to product liability claims and lawsuits which could result in significant costs and liabilities if damages are awarded against us. Further, any product liability claim we face could be expensive to defend and could divert management's attention. Even in litigation where we believe our liability is remote, there is a risk that a negative finding or decision in a matter involving multiple plaintiffs or a purported class action could have a material adverse effect on our competitive position, results of operations or financial condition.

The successful assertion of a product liability claim against us could result in potentially significant monetary damages, penalties or fines, subject us to adverse publicity, damage our reputation and competitive position, and adversely affect sales of our products. In addition, product liability claims, injuries, defects, or other problems experienced by other companies in the residential solar industry could lead to unfavorable market conditions for the industry as a whole.

We depend upon a small number of outside contract manufacturers. Our operations could be disrupted if we encounter problems with these contract manufacturers*, *including difficulties ramping production with new contract manufacturers.

While we manufacture a small portion of our products in Israel, we heavily rely upon our contract manufacturers to manufacture most of our products. We mainly rely on two contract manufacturers. Any change in our relationship or contractual terms with our contract manufacturers, or changes in our contract manufacturers' ability to comply with their contractual obligations could adversely affect our financial condition and results of operations. Our reliance on a small number of contract manufacturers makes us vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules, manufacturing yields and costs. Even though we have commenced manufacturing in our facilities in Israel, the expected production volumes will not be sufficient to relieve our significant dependence on our contract manufacturers. In addition, we remain heavily dependent on suppliers of the components needed for our manufacturing.

The revenues that our contract manufacturers generate from our orders represent a relatively small percentage of their overall revenues. Therefore, fulfilling our orders may not be considered a priority in the event of constrained ability to fulfill all of their customer obligations in a timely manner.

If either of our contract manufacturers were unable or unwilling to manufacture our products in required volumes and at high quality levels or continue to supply under existing terms, we would have to identify, qualify, and select acceptable alternative contract manufacturers, which may not be available to us when needed or may be unable to satisfy our quality or production requirements on commercially reasonable terms. Any significant interruption in manufacturing would require us to reduce our supply of products to our customers or increase our shipping costs to make up for delays in manufacturing, which in turn could reduce our revenues, harm our relationships with our customers, subject us to liquidated damages for late deliveries, and damage our reputation with local installers and potential end-users, all of which will cause us to forego potential revenue opportunities.

Further, the ramping up of a new contract manufacturer is time consuming and draining on the resources of our operations team. For example, in light of the IRA, a law in the United States that incentivizes the local manufacturing of renewable energy products by providing benefits to installers for the purchase and installation of U.S.-manufactured products as well as by incentivizing manufacturers of such products domestically, we have engaged two contract manufacturers in the U.S. Our ability to ramp up production with these contract manufacturers in a timely manner, and to realize the benefits from the IRA as planned, is dependent upon supply times of equipment deliveries and readiness of the assembly lines, recruitment and training of the necessary work force, ramp up of the assembly lines and the quality of the initial production.

We may experience delays, disruptions, or quality control problems in our manufacturing operations.

Our product development, manufacturing, and testing processes are complex and require significant technological and production process expertise involving several precise steps from design to production. Any change in our processes could cause one or more production errors, requiring a temporary suspension or delay in our production line until the errors can be identified and properly rectified. This may occur particularly as we introduce new products, modify our engineering and production techniques, and/or expand our capacity. In addition, our failure to maintain appropriate quality assurance processes could result in increased product failures, loss of customers, increased warranty reserve, increased costs and delays, all of which could have a material adverse effect on our business, financial condition, and results of operations.

We depend on a limited number of suppliers for key components and raw materials in our products to adequately meet anticipated demand. Due to the limited number of such suppliers, any changes or shortages in raw materials or key components we use could result in sales delays, higher costs associated with air shipments, cancellations, and loss of market share.

We depend on limited or single source suppliers for certain key components and raw materials used to manufacture our products, making us susceptible to quality issues, shortages and price changes. Any of these limited or single source suppliers could stop supplying, or offering at commercially reasonable prices, our components or raw materials, cease operations or be acquired by, or enter into exclusive arrangements with our competitors. Moreover, we rely on suppliers in China for certain key components, and rising tensions between China and other countries could damage our relationships with these suppliers. Because there are few suppliers of raw materials used to manufacture our products, it may be difficult to timely identify and/or qualify alternate suppliers on commercially reasonable terms; therefore, our ability to satisfy customer demand may be adversely affected. Transitioning to a new supplier or redesigning a product to accommodate a new component manufacturer would result in additional costs and delays that could harm our business or financial performance.

In addition, given our dependence on suppliers in China, changes in international trade policies, tariffs, or trade disputes could significantly and adversely affect our business, revenues, margins, results of operations, and cash flows.

Managing our supplier and contractor relationships is particularly difficult when we are introducing new products. For example, as we began to ramp assembly and production of residential and commercial batteries we became heavily reliant on new third-party suppliers that needed to be approved through rigorous testing and validation processes for use in our supply chain. Once selected, it is time consuming and costly to replace such vendors. Any delay or shortage of supply or inability to deliver the components to our manufacturing facilities could harm our business or financial performance.

Any interruption in the supply of limited source components or raw materials for our products would adversely affect our ability to meet scheduled product deliveries to our customers and could result in lost revenue or higher expenses associated with increased air shipments required to meet customer demand in a timely manner and would harm our business. For example, in 2021 and 2022, we experienced raw material shortages due to increased lead time which affected our ability to timely receive certain components within the previously expected lead times. If this were to reoccur, such shortages could result in a delay in sales, higher costs associated with air shipments, cancellations of orders by customers, liquidated damages for late deliveries and loss of market share.

Disruption in our global supply chain and rising prices of oil and raw materials as a result of the conflict between Russia and Ukraine may adversely affect our businesses and results of operations.

The conflict that began between Russia and Ukraine in late February 2022 may lead to disruptions to our supply-chain and logistics. Specifically, the conflict may disrupt the transit of goods by train from China to Europe, resulting in an increase in prices of certain raw materials sourced in Russia (such as nickel and aluminum) that we use in the manufacture of our products as well as increase in oil prices that will in turn cause overall shipping costs to rise. In addition, the governments of the U.S., the European Union, Japan and other jurisdictions have announced sanctions on certain industry sectors and parties in Russia and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain products and industries. These and any additional sanctions, as well as any counter responses by the governments of Russia or other jurisdictions, could adversely affect the global financial markets generally and levels of economic activity as well as increase financial markets volatility and any additional measures or sanctions, as well as the resulting rise in prices of oil and certain raw materials sourced in Russia may disrupt our business and results of operations and/or adversely affect the pricing of our products.

We rely on distributors and large installers to assist in selling our products, and the failure of these customers to perform as expected could reduce our future revenues.

Our customers' decisions to purchase our products are influenced by several factors outside of our control. The agreements we have with some of our largest customers do not have long-term purchase commitments and are generally cancellable by either party after a relatively short notice period. The loss of, or events affecting, one or more of these customers could have a material adverse effect on our business, financial condition, and results of operations (see Note 2.aa to our consolidated financial statements).

In addition, we do not have exclusive arrangements with our third-party distributors and large installers, many of which also market and sell products from our competitors. These distributors and large installers may terminate their relationships with us at any time and with little or no notice. Further, these distributors and large installers may fail to devote resources necessary to sell our products at the prices, in the volumes, and within the time frames that we expect, or may focus their marketing and sales efforts on products of our competitors. Termination of agreements with current distributors or large installers, failure by these distributors or large installers to perform as expected, or failure by us to cultivate new distributor or large installer relationships, could hinder our ability to expand our operations and could negatively impact our revenue and results of operations.

In the second half of 2023 and throughout 2024, with the downturn of the renewable energy demand, some players in the market have announced exiting the solar market and others have shown signs of financial distress. For example, in January 2024, ADT announced that it was exiting the residential solar business completely after having bought Sunpro Solar in 2021. ADT was not a customer of SolarEdge, but the trend could continue and SolarEdge customers could also decide to exit the solar business. Some of our customers and some installers who purchase our products from distributors have shown signs of financial distress and some have requested and received extended payment terms or loans from us. If these installers and distributors become insolvent or if some of their customers fail to pay our distributors for products sold by such distributors, we may need to write off some of their debt to us and we may suffer harm to our business, financial condition, and results of operations.

Mergers in the solar industry among our current or potential customers may adversely affect our competitive position.

There has been an increase in consolidation activities among distributors, large installers, and other strategic partners in the solar industry. For example, in October 2020, Sunrun, a leading provider of residential solar, battery storage and energy services, acquired Vivint Solar. In addition, in December 2021, Stem Inc., a storage software and services company acquired AlsoEnergy, a solar asset management software company. If this consolidation continues and impacts our customers, it will further increase our reliance on a small number of customers for a significant portion of our sales and may negatively impact our competitive position in the solar market.

Our expansion into new geographic markets or new product lines or services could subject us to additional business, financial, and competitive risks.

We have in the past, and may in the future, evaluate opportunities to expand into new geographic markets and introduce new product offerings and services. We also may from time to time engage in acquisitions of businesses or product lines with the potential to strengthen and expand our market position, technological capabilities, or provide synergy opportunities. For example, we intend to continue to introduce new products targeted at large commercial installations.

Our successful operation in any markets, or any acquired business, will depend on a number of factors, including our ability to develop solutions to address the requirements of the large commercial and utility-scale solar PV markets, timely certification of new products for large commercial and utility-scale solar PV installations, acceptance of power optimizers in solar PV markets in which they have not traditionally been used, and our ability to manage increased manufacturing capacity and production and to identify and integrate any acquired businesses.

Further, we expect these new solar PV markets and additional markets we have entered, or may enter into, to have different characteristics from the markets in which we currently sell our products. Our success will depend on our ability to properly adapt to these differences, which include differing regulatory requirements, such as tax laws, trade laws, labor regulations, tariffs, export quotas, customs duties, or other trade restrictions, limited or unfavorable intellectual property protection, international, political or economic conditions, restrictions on the repatriation of earnings, longer sales cycles, warranty expectations, product return policies and cost, and performance and compatibility requirements. In addition, expanding into new geographic markets will increase our exposure to existing risks, such as fluctuations in the value of foreign currencies and increased expenses in complying with U.S. and foreign laws, regulations and trade standards, including the Foreign Corrupt Practices Act of 1977, as amended (the "FCPA").

Failure to successfully develop and introduce these new products, successfully integrate acquired businesses, or to otherwise manage the risks and challenges associated with our potential expansion into new product and geographic markets, could adversely affect our revenues and our ability to sustain profitability.

We have discontinued our e-Mobility business and energy storage business, resulting in the write-off of tangible and intangible assets.

In October 2023, the Company decided to discontinue its LCV e-Mobility activity related to the supply of products to its sole customer, Stellantis. Our e-Mobility business currently does not have additional substantial projects in the pipeline, and we do not plan to engage additional customers or generate revenues from the e-Mobility business. We have therefore discontinued this business. In the year ended December 31, 2022, we impaired goodwill and intangible assets related to our e-Mobility business and in the year ended December 31, 2023, we impaired tangible assets including machinery and inventory write-off. Such impairment charges have had a negative impact on our operating results and related financial statements.

In November 2024, the Company announced that it intends to discontinue its Energy Storage business related to the manufacture of batteries, mainly at our Sella2 location in South Korea in order to focus on the Company's core solar business.

We may not realize expected benefits from our cost reduction and restructuring efforts, and our profitability or our business otherwise might be adversely affected.

In order to operate more efficiently and cost effectively, we have, and we may from time to time, adjust employment levels, optimize our footprint and/or implement other restructuring activities. For example, in January, July, and November 2024, as well as January 2025, we announced adoption of a restructuring plan in response to challenging industry conditions, including a reduction in workforce. These activities are complex and may involve or require significant changes to our operations. If we do not successfully manage these activities, expected efficiencies and benefits might be delayed or not realized. Risks associated with these actions and other workforce management issues include: unfavorable political responses and reputational harm; unforeseen delays in the implementation of the restructuring activities; additional costs; adverse effects on employee morale; the failure to meet operational targets due to the loss of employees or work stoppages; and difficulty managing our operations during or after facility consolidations, any of which may impair our ability to achieve anticipated cost reductions, harm our business or reputation, or have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

Any unauthorized access to, disclosure, or theft of personal information we gather, store, or use could harm our reputation and subject us to claims or litigation.

Our business and operations may be impacted by cybersecurity incidents data security breaches and cybersecurity attacks, including attempts to gain unauthorized access to confidential data. We receive, store, and use certain personal information of our employees, customers, and the end-users of our customers' solar PV systems. We may also share information with contractors and third-party providers to conduct our business. Although such contractors and third-party providers typically implement encryption and authentication technologies to secure the transmission and storage of data, those third-party providers may experience a significant data security breach, which may also detrimentally affect our business, results of operations, and financial condition.

As detailed in Item 106 - Cybersecurity, we take steps to protect the security, integrity, and confidentiality of the personal information we process; however, we have been subject to cybersecurity attacks and other information technology system disruptions in the past and there is no guarantee that inadvertent or unauthorized access, use or disclosure will not occur despite our efforts. As such, while we have not experienced a material cybersecurity incident to date, a material cybersecurity incident could materially affect our operations and production, including our ability to produce goods or provide services and our ability to timely and accurately produce financial reports. In addition, because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until after they are launched against a target, we and our suppliers or vendors may be unable to anticipate these techniques or to implement adequate preventative or mitigatory measures.

Unauthorized use or disclosure of, or access to, any personal information maintained by us or on our behalf, whether through breach of our systems, breach of the systems of our suppliers or vendors by an unauthorized third party, or through employee or contractor error, theft or misuse, or otherwise, could harm our business, particularly in light of the European General Data Protection Regulation, the California Consumer Privacy Act, and China Personal Information Protection Law (PIP), and other state and federal laws in the U.S., which are already in effect or are coming into effect between 2024 and 2026. If any such unauthorized use manipulation, corruption, loss, or disclosure of, or access to, such personal information were to occur, our operations could be seriously disrupted, including the inability to render services due to system outages, and we could be subject to demands, claims and litigation by private parties, and investigations, related actions, and penalties by regulatory authorities. In addition, we could incur significant costs in notifying affected persons and entities and otherwise complying with the multitude of foreign, federal, state, and local laws and regulations relating to the unauthorized access to, or use or disclosure of, personal information. Any perceived or actual unauthorized access to, or use or disclosure of, such information could harm our reputation, substantially impair our ability to attract and retain customers, and have an adverse impact on our business, financial condition and results of operations. Any of the foregoing may be exacerbated by a delay or failure to detect a cybersecurity incident or the full extent of such incident. We may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future. In addition, our liability insurance, which includes cyber insurance, might not be sufficient in type or amount to cover us against claims related to security incidents, cyberattacks and other related incidents.

Attempts by third parties, our employees, or our vendors might gain unauthorized access to our network or seek to compromise our products and services.

Occasionally, we face attempts by others, including our own employees or vendors, to access our networks, to gain unauthorized access through the Internet, introduce malicious software to our information technology (IT) systems, or corrupt the processes of hardware and software products that we manufacture and services we provide. We or our products may be a target of computer hackers, organizations or malicious attackers who attempt to gain access to our network or data centers or those of our customers or end users; steal proprietary information related to our business, products, employees, and customers; or interrupt our systems or those of our customers or others. Occasionally, we encounter intrusions or attempts at gaining unauthorized access to our network. To date, none of these incidents have resulted in any material adverse impact to our business or operations, although there can be no guarantee that such impacts will not be material in the future. While we seek to detect and investigate all unauthorized attempts and attacks against our network and products, and to prevent their recurrence where practicable, we remain potentially vulnerable to additional known or unknown threats. In addition to intentional third-party cybersecurity breaches, the integrity and confidentiality of Company and customer data may be compromised as a result of human error, product defects, or technological failures. Cybersecurity breaches, whether successful or unsuccessful, and other IT system interruptions, including those resulting from human error and technological failures, could subject us to significant costs arising from, among others, rebuilding internal systems, reduced inventory value, providing modifications to our products and services, defending against litigation, responding to official inquiries or actions, paying damages, or taking other remedial steps with respect to third parties.

Our entry into business engagements with South Korean military bodies as our customers in the lithium-ion battery and energy storage business embodies a risk for potentially large-scale and uncapped liability.

As a result of the acquisition of our Korean subsidiary (formerly Kokam), we sell a small portion of our products to customers who integrate our storage systems or cells and then sell these products to military customers. Our sales to military customers often involve standard form contracts, which may not be subject to negotiation. In particular, certain of these contracts involve unlimited damages provisions that could result in large-scale liabilities.

Our entry into adjacent markets through acquisitions is highly competitive and it is difficult to evaluate our future in these new markets. Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments including our ability to effectively integrate such acquisitions.

Our non-solar businesses in adjacent markets, such as energy storage, are highly competitive markets in which we will need to compete. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including unpredictable and volatile revenues and increased expenses, with respect to the ability or failure to integrate such acquisitions. For example, in October 2023, we decided to discontinue our light commercial vehicle e-Mobility ("LCV") activity related to the supply of products to the sole customer and do not plan to be active in the e-Mobility business in the future. Also in November 2024, we decided to discontinue our Energy Storage activity in South Korea. The viability and demand for our products and services may be affected by many factors beyond our control, including:

- cost competitiveness, reliability and performance of storage solutions, including the price of raw materials for battery cells and the manufacturing costs of battery cells, packs and containers;
- popularity of solar energy as a green energy solution;
- competing new technologies at more competitive prices than those we offer for our products and services;
- prices of traditional carbon-based energy sources; and
- the emergence, continuance or success of, or increased government support for, other alternative energy generation and storage technologies and products.

As part of our growth strategy, we made a number of acquisitions, and may, in the future continue to make acquisitions and investments in the future. Discontinuing businesses may also create liabilities and expenses that may adversely affect our business. We evaluate the tactical or strategic opportunities available related to complementary businesses, products or technologies. There can be no assurance that we will be successful in making additional acquisitions. Even if we are successful in making additional acquisitions, integrating an acquired company's business into ours or investing in new technologies may result in unforeseen operating difficulties and large expenditures and absorb significant management attention that would otherwise be available for the ongoing development of our business, both of which may result in the loss of key customers or personnel and expose us to unanticipated liabilities. Further, we may not be able to retain the key employees that may be necessary to operate the businesses we acquire and we may not be able to attract, in a timely manner, new skilled employees and management to replace them.

We may not be able to consummate acquisitions or investments that we have identified as crucial to the implementation of our strategy for other commercial or economic reasons. Further, we may not be able to obtain the necessary regulatory approvals, including those of competition authorities and foreign investment authorities, in countries where we seek to consummate acquisitions or make investments. For those and other reasons, we may ultimately fail to consummate an acquisition, even if we announce the intended acquisition.

Disruption to our business operations as a result of war and hostilities in Israel and other conditions in Israel that affect our operations may limit our ability to develop, produce and sell our products.

Our headquarters and research and development center are located in Israel. Accordingly, political, economic, and military conditions in Israel directly affect us. Israel has been and is currently involved in a number of armed conflicts and is the target of terrorist activity, including threats from Gaza, Iran, the Houthi militants in Yemen, Hezbollah militants in Lebanon, Iranian militia in Syria, and others. The state of hostility disrupts day-to-day civilian activity and negatively affects our business conditions.

Violence between Hamas and Israel intensified on October 7th, 2023 when the terrorist group launched an unprecedented attack on Israel. On October 8, 2023 the Israeli Government declared that the Security Cabinet of the State of Israel approved a war situation in Israel. Since our headquarters and most of our employees operate from Israel, the state of war has disrupted and is continuing to disrupt our business operations. This situation has impacted the availability of our workforce, as part of our workforce in Israel, where we are headquartered, have been called into active reserve duty. Since November 2023, the Houthis, a rebel Shi'a group in Yemen have been attacking international shipping lanes in the red sea forcing commercial ships to redirect commercial freight traffic away from the Bab al Mandab Strait and the Suez Canal, and find alternative longer and safer travel routes. If this situation continues or intensifies shipment costs and energy prices may increase which in turn may have an impact on the Company as well as on the global economy. While our offices and facilities are open worldwide, including in Israel, and, to date, we have not had disruptions to our ability to manufacture and deliver products and services to customers, a prolonged war or an escalation of the current conditions in Israel could materially adversely affect our business, financial condition, and results of operations.

In addition, any future armed conflict, political instability or violence in the region may impede our ability to manage our business effectively, operate our manufacturing plant in northern Israel, engage in research and development, or otherwise adversely affect our business or operations. In the event of escalation of the current war situation or others, we may be forced to cease operations, which may cause delays in the distribution and sale of our products. Some of our directors, executive officers, and employees in Israel are obligated to perform reserve duty in the Israeli military and are subject to being called for additional active duty under emergency circumstances. In the event that our principal executive office is damaged as a result of hostile action, or hostilities otherwise disrupt the ongoing operation of our offices, our ability to operate could be materially adversely affected.

Additionally, several countries principally in the Middle East, restrict doing business with Israeli companies, and additional countries and groups may impose similar restrictions if hostilities in Israel or political instability in the region continue or increase. If instability in neighboring states results in the establishment of fundamentalist Islamic regimes or governments more hostile to Israel, or if Egypt or Jordan abrogates its respective peace treaty with Israel, Israel could be subject to additional political, economic, and military confines, and our operations and ability to sell our products to countries in the region could be materially adversely affected.

Any current or future hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could have a material adverse effect on our business, financial condition, and results of operations.

In that regard, since the start of the war on Hamas, we have become aware of pressure being placed on our customers not to engage in business with us due to our affiliation with Israel. In addition, foreign policy could be negatively impacted with regard to Israel. If these pressures intensify or continue to occur, they could impact our business with suppliers and customers which could in turn adversely impact our reputation, results of operations or financial condition.

Additionally, in 2023, the Israeli government announced plans to significantly reduce the Israeli Supreme Court's judicial oversight, including reducing its ability to strike down legislation that it deems unreasonable, and plans to increase political influence over the selection of judges. Although the Israeli Supreme Court partially struck down these plans, the current government has vowed to make other changes to law that limit the powers of the Supreme Court. If such government plans are eventually enacted, they may cause operational challenges for us since we are headquartered in Israel and many of our employees are located in Israel.

The tax benefits that are available to us under Israeli law require us to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

SolarEdge Technologies, Ltd., our Israeli subsidiary ("Israeli Subsidiary") was eligible for certain tax benefits provided to "Benefited Enterprises" under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Investments Law"). Beginning in January 2019, and with respect to its taxable results from 2019 onwards, our Israeli Subsidiary further elected to apply the terms of the Investments Law as per "Preferred Enterprise" ("PE") or "Preferred Technological Enterprise" ("PTE"). In order to remain eligible for the tax benefits for "Benefited Enterprises" with respect to our Israeli Subsidiary's taxable results until 2018 and with respect to its taxable results from 2019 for PE or PTE, we must continue to meet certain conditions stipulated in the Investments Law and its regulations, as amended. If these tax benefits are reduced, cancelled, or discontinued, or if we are held to have violated the conditions stipulated in the Law, our Israeli taxable income would be subject, in whole or in part, to regular Israeli corporate tax rates and we may be required to refund any tax benefits that we have already received, plus interest and penalties thereon. The statutory corporate tax rate for Israeli companies is 23% as of January 1, 2018 and onward. Additionally, if we increase our activities outside of Israel through acquisitions or otherwise through our Israeli Subsidiary, our existing or expanded activities might not be eligible for inclusion in existing or future Israeli tax benefit programs. The Israeli government may furthermore independently determine to reduce, phase out or eliminate entirely the benefit programs under the Investments Law, regardless of whether we then qualify for benefits under those programs at the time, which would also adversely affect our global tax rate and our results of operations.

It may be difficult to enforce a judgment of a U.S. court against our officers and directors, to assert U.S. securities laws claims in Israel, or to serve process on our officers and directors.

Many of our directors and executive officers, their assets, and most of our assets are located outside of the U.S. Consequently, a judgment obtained against any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S. It also may be difficult to effect service of process on these persons in the U.S. or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws on the grounds of *forum non conveniens*. In addition, even if an Israeli court hears a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a lengthy and costly process. Further, an Israeli court may not enforce a judgment awarded by a U.S. or other non-Israeli court. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses these matters. As a result of the difficulty associated with enforcing a judgment against any of these persons in Israel, judgment against many of our directors and executive officers may be unachievable or unenforceable.

We are dependent on ocean transportation to deliver our products in a timely and cost efficient manner. If we are unable to use ocean transportation to deliver our products, our business and financial condition could be materially and adversely impacted. Additionally, we are impacted by storage prices that have increased in the past year.

We rely on ocean transportation for the delivery of most of our products to our customers, and when unavailable, incompatible with customer delivery time requirements, or when we are unable to accommodate accelerated delivery times due to growing customer volume demands or shipment constraints, we rely on alternative, more expensive air transportation. Our ability to deliver our products via ocean transportation could be adversely impacted by shortages in available cargo capacity, changes by carriers and transportation companies in policies and practices, such as scheduling, pricing, payment terms and frequency of service or increases in the cost of fuel, taxes and labor, disruptions to ports and other shipping facilities as a result of the Covid-19 or other epidemics and other factors not within our control. If we are unable to use ocean transportation and are required to substitute more expensive air transportation, our financial condition and results of operations could be materially and adversely impacted.

Throughout the year ended December 31, 2023 and until the middle of the year ending December 31, 2024, we experienced an increase in the cost of revenues sold due to an increase in shipping rates that resulted from a reduction in ocean freight capacity and the reduction in the availability of air freight that increased the demand for ocean freight. Shipping rates have significantly decreased in the second half of 2024. Due to a decrease in the sale of our products, the mentioned costs have had marginal effects on our business.

Fluctuations in currency exchange rates may negatively impact our financial condition and results of operations.

Although our financial results are reported in U.S. dollars, 42.6% of our revenues in the year ended December 31, 2024 were generated in currencies other than the U.S. Dollar. In addition, a significant portion of our operating expenses are accrued in New Israeli Shekels (primarily related to payroll), the Euro and, to a lesser extent, the South Korean Won ("KRW") and other currencies. As detailed in the Foreign Currency Exchange Risk under Item 7A - Quantitative and Qualitative Disclosures About Market Risk, our profitability is affected by movements of the U.S. dollar against the Euro, and, to a lesser extent, the New Israeli Shekel, KRW and other currencies in which we generate revenues, incur expenses and maintain cash balances. Foreign currency fluctuations may also affect the prices of our products which are denominated primarily in U.S. dollars. If there is a devaluation of a particular currency, the prices of our products will increase relative to the local currency and may be less competitive. Despite our efforts to minimize foreign currency risks, primarily by maintaining cash balances in New Israeli Shekels, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the Euro and, New Israeli Shekel, KRW and other currencies, against the U.S. dollar could have an adverse effect on our profitability and financial condition.

Occasionally, we enter into derivative financial instruments to hedge the exchange rates impacts on our assets, liabilities and certain transactions denominated in Israeli Shekels, Euro, KRW and other currencies.

Our hedging activities may also contribute to increased losses as a result of volatility in foreign currency markets. If foreign exchange currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our profit margins and results of operations in future periods, and may make it difficult to hedge our foreign currency exposures effectively.

We are subject to risks related to corporate social responsibility and sustainability, including the impact of evolving legal and regulatory requirements.

We may face scrutiny related to our corporate social responsibility practices and requested disclosures by institutional and individual investors who may be using corporate social responsibility screening criteria in making investment decisions. Our disclosures on these matters or a failure to satisfy evolving stakeholder expectations for corporate social responsibility practices and reporting may potentially harm our reputation and impact relationships with investors, customers, and /or regulators. Certain market participants including major institutional investors use third-party benchmarks or scores to measure our corporate social responsibility practices in making investment decisions. Similarly, some of our customers and suppliers may evaluate our corporate social responsibility practices. At the same time, stakeholders and regulators have increasingly expressed or pursued opposing views, legislation, and investment expectations with respect to sustainability initiatives. In addition, our failure or perceived failure to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards within the timelines we announce, or at all, could expose us to government enforced actions and/or private litigation.

As sustainability-related, reporting standards and disclosure requirements continue to develop, we may incur increasing costs related to sustainability monitoring and reporting. For example, in January 2023, the EU enacted the Corporate Sustainability Reporting Directive, which will require sustainability reporting across a broad range of environmental, social and governance topics for both EU and non-EU companies, and in October 2023, California enacted legislation addressing the disclosure of greenhouse gas emissions, climate-related risks, environmental claims and the use or sale of voluntary carbon offsets. Numerous countries have also begun proposing climate-reporting frameworks aligned with the International Sustainability Standards Board standards. These proposed regulatory changes related to climate change and reporting could increase the complexity of and costs associated with compliance with such regulations that could have a material adverse effect on our business, results of operations and financial condition.

Complications with the design or implementation of our new ERP system could adversely impact our business and operations.

We rely extensively on information systems and technology to manage our business and summarize operating results. We are in the process of a multi-year implementation of a new global enterprise resource planning ("ERP") system. This ERP system will replace our existing operating and financial systems. The ERP system is designed to accurately maintain the Company's financial records, enhance operational functionality and provide timely information to the Company's management team related to the operation of the business. The ERP system implementation process has required, and will continue to require, the investment of significant personnel and financial resources. We may not be able to successfully implement the ERP system without experiencing delays, increased costs and other difficulties. If we are unable to successfully design and implement the new ERP system as planned, our financial positions, results of operations and cash flows could be negatively impacted. Additionally, if we do not effectively implement the ERP system as planned or the ERP system does not operate as intended, the effectiveness of our internal control over financial reporting could be adversely affected or our ability to assess those controls adequately could be delayed.

Natural disasters, public health events, significant disruptions of information technology systems, data security breaches, or other catastrophic events could adversely affect our operations.

Our worldwide operations could be subject to natural disasters (including as a result of climate change), public health events, significant disruptions of information technology systems, data security breaches and other catastrophic business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses. We own manufacturing facilities in Israel, Italy and South Korea and rely on third-party manufacturing facilities, including for all product assembly and final testing of our products, which are performed at third-party manufacturing facilities, in the United States, and to a lesser extent, Vietnam. There may be conflict or uncertainty in the countries in which we operate, including public health issues (for example, a pandemic or an outbreak of contagious diseases or health epidemics), safety issues, natural disasters, fire, disruptions of service from utilities, nuclear power plant accidents, regional wars, or general economic or political factors. Such risks could result in an increase in the cost of components, production delays, general business interruptions, delays from difficulties in obtaining export licenses for certain technology, tariffs and other barriers and restrictions, longer payment cycles, increased taxes, restrictions on the repatriation of funds and the burdens of complying with a variety of foreign laws, any of which could ultimately have a material adverse effect on our business.

In the event that natural disasters (including as a result of climate change), public health epidemics or technical catastrophes were to damage or destroy any part of our facilities or those of our contract manufacturers, destroy or disrupt vital infrastructure systems or interrupt our operations or services for any extended period of time, our business, financial condition and results of operations would be materially and adversely affected.

Risks Related to Legal, Compliance and Regulations

The reduction, elimination or expiration of government subsidies and economic incentives for on-grid solar electricity applications could reduce demand for solar PV systems and harm our business.

Federal, state, local and foreign government bodies provide incentives to promote solar electricity in the form of rebates, tax credits or exemptions and other financial incentives. The market for on-grid applications, where solar power is used to supplement a customer's electricity purchased from the utility network or sold to a utility under tariff, often depends in large part on the availability and size of government and economic incentives. As our customers' sales are typically to the on-grid market, the reduction, elimination or expiration of government subsidies and incentives for on-grid solar electricity may negatively affect the desirability of solar electricity and could harm or halt the growth of the solar electricity industry and our business. For example, in 2015 the U.S. congress passed a multi-year extension to the solar Investment Tax Credit (ITC), and such extension helped grow the U.S. solar market. The IRA extended the term of the ITC through 2034. However, future reduction in the ITC could reduce the demand for solar energy solutions in the U.S. which would have an adverse effect on our business, financial condition, and results of operations.

In general, subsidies and incentives may expire on a particular date, end when the allocated funding is reduced or terminated due to, *inter alia*, legal challenges, adoption of new statutes or regulations or the passage of time, they often occur without warning.

In addition, several jurisdictions have adopted renewable portfolio standards, mandating that a certain portion of electricity delivered by utilities to customers come from a set of eligible renewable energy resources, such as solar, by a certain compliance date. Under some programs, a utility can receive a "credit" for renewable energy produced by a third party by either purchasing the electricity directly from the producer or paying a fee to obtain the right to renewable energy generated but used or sold by the generator. A renewable energy credit allows the utility to add this electricity to its renewable portfolio requirement without actually expending the capital for generating facilities. However, there can be no assurances that such policies will continue. Reduction or elimination of renewable portfolio standards or successful efforts to meet current standards could harm or halt the growth of the solar PV industry and our business.

In 2023, we began to move manufacturing to the U.S in order to benefit further from the clean energy tax credits provided under the IRA. Recent executive orders issued by the newly elected administration may lead to uncertainty regarding future projects and manufacturing costs of U.S.-made products. We are actively monitoring the situation and evaluating potential impacts on our financial condition and operational strategy.

Changes to net metering policies may reduce demand for electricity from solar PV systems and harm our business.

Our business benefits from favorable net metering policies in most U.S. states and some European countries, that allow a solar PV system owner to pay his or her electric utility only for power usage net of production from the solar PV system. System owners receive credit for the energy that the solar installation generates to offset energy usage at times when the solar installation is not generating energy. Under a net metering program, the customer typically pays for the net energy used or receives a credit against future bills if more energy is produced than consumed.

Most U.S. states have adopted some form of net metering. Yet, net metering programs have recently come under regulatory scrutiny in some U.S. states due to allegations that net metering policies inequitably shift costs onto non-solar ratepayers, by allowing solar ratepayers to sell electricity at rates that are too high for utilities to recoup their fixed costs. For example, in 2019, Louisiana Public Service Commissions adopted net metering policies aimed at lowering the solar customers' savings. In December 2022, the California Public Utilities Commission voted to approve lowering current net energy metering tariffs, in addition to imposing a new grid-connection fee, on new rooftop solar users. The tariff cuts became effective in April of 2023. This new rate plan, known as NEM 3.0, has significantly reduced how much money California solar homeowners receive for a PV system resulting in a reduced rate of installations in the second half of 2023. We cannot be certain that similar programs will not be adopted in other states or that existing programs will not be further modified going forward.

If the value of the credit that customers receive for net metering is reduced, it could impact the current level of cost savings associated with net metering. The absence of favorable net metering policies or of net metering entirely, or the imposition of new charges that only or disproportionately affect end-users that use net metering would significantly limit demand for our products and could have a material adverse effect on our business, financial condition, results of operations and future growth.

Existing electric utility industry regulations and changes to regulations, may present technical, regulatory, and economic barriers to the purchase and use of solar PV systems, that may significantly reduce demand for our products or harm our ability to compete. In addition, determinations of various regulatory bodies regarding lack of compliance with certifications or other regulatory requirements, could harm our ability to sell our products in certain countries.

Federal, state, local and foreign government regulations and policies concerning the electric utility industry, and internal policies and regulations promulgated by electric utilities, heavily influence the market for electricity generation products and services, and could deter purchases of solar PV systems sold by our customers, significantly reducing the potential demand for our products. For example, utilities commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could increase the cost to use solar PV systems sold by our customers and make them less desirable, thereby harming our business, prospects, financial condition and results of operations. In addition, depending on the region, electricity generated by solar PV systems competes most effectively with expensive peak-hour electricity from the electric grid, rather than the less expensive average price of electricity. Modifications to the utilities' peak hour pricing policies or rate design, such as to a flat rate, could require the price of solar PV systems and their component parts to be lower in order to compete with the price of electricity from the electric grid.

Changes in current laws or regulations applicable to us or the imposition of new laws and regulations in the U.S., Europe, or other jurisdictions in which we do business could have a material adverse effect on our business, financial condition and results of operations. Any changes to government or internal utility regulations and policies that favor electric utilities could reduce the competitiveness of solar PV systems sold by our customers, causing a significant reduction in demand for our products and services. In addition, changes in our products or changes in export and import laws and implementing regulations may delay the introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to certain countries altogether, resulting in a material adverse effect on our business, financial condition, and results of operations.

Compliance with various regulatory requirements and standards is a prerequisite for placing our products on the market in most countries in which we do business. We have all such certifications but there are at times, challenges by local administrative telecommunications, consumer board or other authorities that can place sales bans on products.

Risks Related to Intellectual Property

If we fail to protect, or incur significant costs in defending our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.

Our success depends to a significant degree on our ability to protect our intellectual property and other proprietary rights. We rely on a combination of patents, trademarks, copyrights, trade secrets, and unfair competition laws, as well as confidentiality and license agreements and other contractual provisions with our customers, suppliers, employees, and others, to establish and protect our intellectual property (IP) and other proprietary rights. Our ability to enforce these rights is subject to litigation risks, as well as uncertainty as to the enforceability of our IP rights in various countries, specifically claims that our IP rights are invalid or unenforceable. Our assertion of IP rights may result in another party seeking to assert claims against us, which could harm our business. Our inability to enforce our IP rights under any of these circumstances can harm our competitive position and business.

We have applied for patents in the U.S., Europe, and other jurisdictions, some of which have been issued. We cannot guarantee that any of our pending applications will be approved or that our existing and future intellectual property rights will be sufficiently broad to protect our proprietary technology. Any failure to obtain such approvals or finding that our intellectual property rights are invalid or unenforceable could force us to, among other things, rebrand or re-design our affected products. In countries where we have not applied for patent protection or where effective intellectual property protection is not available to the same extent as in the U.S., we may be at greater risk that our proprietary rights will be misappropriated, infringed, or otherwise violated.

Our intellectual property may be stolen or infringed upon. We were in the past and may in the future engage in legal proceedings related to intellectual property. Litigation proceedings are inherently uncertain, and adverse rulings may occur, including monetary damages, injunction stopping us from manufacturing or selling certain products, or requiring other remedies. Lawsuits are intended to protect our significant investment in our intellectual property, but they also may consume management and financial resources for long periods of time and may not result in favorable outcome for us, which may adversely affect our business, results of operations or financial condition.

Third parties may assert that we are infringing upon their intellectual property rights, which could divert management's attention, cause us to incur significant costs, and prevent us from selling or using the technology to which such rights relate.

Our competitors and other third parties hold numerous patents related to technology used in our industry. Occasionally, we may also be subject to claims of intellectual property right infringement and related litigation, and, as we gain greater recognition in the market, we face a higher risk of being the subject to claims of violation of others' intellectual property rights. For example, in July 2022, we were served with a complaint by Ampt LLC filed with the International Trade Commission pursuant to Section 337 of the Tariff Act of 1930, as amended and the District Court for the District of Delaware alleging patent infringement against the Company and its subsidiary SolarEdge Technologies Ltd. In May 2023, we entered into a settlement agreement under which the parties agreed to dismiss all proceedings related to the complaints and the parties have granted each other 10-year cross-licenses for certain intellectual property.

Responding to such claims can be time consuming, divert management's attention and resources and may cause us to incur significant expenses in litigation or settlement. While we believe that our products and technology do not infringe in any material respect upon any valid third-party IP rights, we cannot be certain of successfully defending against any such claims. If we do not successfully defend or settle an IP claim, we could be liable for significant monetary damages and could be prohibited from continuing to use certain technology, business methods, content, or brands. To avoid a prohibition, we could seek a license from the applicable third party, which could require us to pay significant royalties, increasing our operating expenses. If a license is unavailable at all or unavailable on reasonable terms, we may be required to develop or license a non-violating alternative, either of which could require significant effort and expense. If we cannot license or develop a non-violating alternative, we could be forced to modify, limit or, in extreme cases, stop manufacturing and sales of our affected products in the relevant country and may be unable to effectively compete. Any of these results could adversely affect our business, financial condition, and results of operations.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

We enter into agreements with our employees pursuant to which they agree that any inventions created in the scope of their employment or engagement are assigned to us or owned exclusively by us, depending on the jurisdiction, without the employee retaining any rights. A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967 (the "Patent Law"), inventions conceived by an employee during the scope of his or her employment with a company are regarded as "service inventions," which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the "Committee"), a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for "service inventions" can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined the method for calculating this Committee-enforced remuneration, but rather uses the criteria specified in the Patent Law. Although our employees have agreed that any rights related to their inventions are owned exclusively by us, we may face claims demanding remuneration in consideration for such acknowledgement. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

If our goodwill or other intangible assets become impaired, our financial condition and results of operations could be negatively affected.

Due to our acquisitions and following the latest impairment recorded during 2024, goodwill and other intangible assets totaled approximately $58.0 million, or approximately 2.2% of our total assets, as of December 31, 2024. We test our goodwill for impairment at least annually, or more frequently if an event occurs indicating the potential for impairment, and we assess on an as-needed basis whether there have been impairments in our other intangible assets, which include complex, and often subjective, assumptions and estimates. These assumptions and estimates can be affected by a variety of external factors such as industry and economic trends, and internal factors such as changes in our business strategy or our internal forecasts. To the extent that the factors described above change, we could be required to record additional non-cash impairment charges in the future, which could negatively affect our financial condition and results of operations (see Notes 10 and 11 of the financial statements for additional information).

Risks Related to our Notes and the Ownership of Our Common Stock

Our stock price has been, and may continue to be, subject to significant volatility.

Our common stock price during the year ended December 31, 2024, ranged from $10.24 to $97.27 per share. As further detailed in the Performance Graph in Item 5 below, the price of our Common Stock in 2024 was highly volatile and may fluctuate in response to our results of operations in future periods or due to other factors, including factors specific to companies in our industry, many of which are beyond our control. As a result, our share price may experience significant volatility and may not necessarily reflect the value of our expected performance. We have been subject to securities class action litigation as a result of our stock price volatility, which could result in substantial cost and diversion of our management's attention from other business concerns, which could seriously harm our business.

Among other factors that could affect our stock price are:

- the addition or loss of significant customers;
- changes in laws or regulations applicable to our industry, products or services;

- changes in the popularity of solar energy or renewable energy in general;
- speculation about our business in the press or the investment community;
- price and volume fluctuations including due to general macro-economic and geopolitical changes and developments in the overall stock market;
- volatility in the market price and trading volume of companies in our industry or companies that investors consider comparable;
- share price and volume fluctuations attributable to inconsistent trading levels of our shares;
- our ability to protect our intellectual property and other proprietary rights;
- sales of our common stock by us or our significant stockholders, officers and directors;
- the expiration of contractual lock-up agreements;
- success of competitive products or services;
- the public's response to press releases or other public announcements by us or others, including our filings with the Securities and Exchange Commission (the "SEC"), announcements relating to litigation or significant changes to our key personnel;
- the effectiveness of our internal controls over financial reporting;
- changes in our capital structure, such as future issuances of debt or equity securities;
- our entry into new markets;
- tax developments in the U.S., Europe, or other markets;
- the inclusion, exclusion, or deletion of our stock from any trading indices;
- conversion of all or portion of the Convertible Senior Notes;
- strategic actions by us or our competitors, such as acquisitions or restructurings; and
- changes in accounting principles.

Further, the stock markets have experienced extreme price and volume fluctuations unrelated or disproportionate to the operating performance of affected companies. In addition, the stock prices of many renewable energy companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions such as recessions, changes in U.S. regulations and policies with respect to renewable energy, interest rate changes, or international currency fluctuations, may cause the market price of our common stock to decline.

Provisions in our certificate of incorporation and by-laws may have the effect of delaying or preventing a change of control or changes in our management.

Our certificate of incorporation and by-laws contain provisions that could depress the trading price of our common stock by discouraging, delaying, or preventing a change of control of our Company or changes in our management that the stockholders of our Company may believe advantageous. These provisions include:

- authorizing "blank check" preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;
- providing for a classified board of directors with staggered, three-year terms until the 2026 annual meeting of stockholders at which time all of the board members will be subject to annual elections, which, until then, could delay the ability of stockholders to change the membership of a majority of our board of directors;
- not providing for cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
- limiting the ability of stockholders to call a special stockholder meeting;
- prohibiting stockholders from acting by written consent;
- establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and
- the removal of directors only for cause and only upon the affirmative vote of the holders of at least a majority in voting power of all the then-outstanding shares of common stock of the Company entitled to vote thereon, voting together as a single class until the 2026 annual meeting of stockholders;
- providing that our board of directors is expressly authorized to amend, alter, rescind or repeal our by-laws.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"), which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder becomes an "interested" stockholder.

Our certificate of incorporation includes a forum selection clause, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or employees to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or by-laws, or (iv) any action asserting a claim governed by the internal affairs doctrine, will be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). In addition, unless the Corporation, in writing, selects or consents to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any complainant asserting a cause of action arising under the Securities Act of 1933, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. This forum selection provision may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us. It is also possible that, notwithstanding the forum selection clause that is included in our certificate of incorporation, a court outside of Delaware could rule that such a provision is inapplicable or unenforceable.

We may not have the ability to raise the funds necessary to settle conversion of our Convertible Senior Notes or Notes in cash or to repurchase the Notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion of the Notes or to repurchase the Notes.

Holders of the Notes 2025 or Notes 2029 (together, the "Notes") have the right to require us to repurchase all or a portion of their notes upon the occurrence of a fundamental change (as defined in the Indentures governing their respective *Convertible Senior Notes*) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any. In addition, upon conversion of the Notes, unless we elect to deliver solely shares of our common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the Notes being converted. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of Notes surrendered or Notes being converted. In addition, our ability to repurchase the Notes or to pay cash upon conversions of the Notes may be limited by law, regulatory authority or agreements governing our future indebtedness. Our failure to repurchase Notes at a time when the repurchase is required by the indenture governing such Notes or to pay cash upon conversion of the Notes as required by such indenture would constitute a default under such indenture. A default under the indenture governing the Notes or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Notes or make cash payments upon conversion of the Notes.

We may not be able to raise additional capital to execute on our current or future business opportunities on favorable terms, if at all, or without dilution to our stockholders.

We believe that our existing cash and cash equivalents, restricted cash and cash flows from our operating activities will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need to raise additional capital or debt financing to execute on our current or future business strategies, including to:

- provide additional cash reserves to support our operations;
- invest in our research and development efforts;
- expand our operations into new product markets and new geographies;
- acquire complementary businesses, products, services or technologies; or
- otherwise pursue our strategic plans and respond to competitive pressures, including adjustments to our business to mitigate the effects of any tariffs that might apply to us or our industry.

We do not know what forms of financing, if any, will be available to us. If financing is not available on acceptable terms, if and when needed, our ability to fund our operations, enhance our research and development and sales and marketing functions, develop and enhance our products, respond to unanticipated events and opportunities, or otherwise respond to competitive pressures would be significantly limited. In any such event, our business, financial condition and results of operations could be materially harmed, and we may be unable to continue our operations. Moreover, if we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders.

We do not intend to pay any cash dividends on our common stock in the foreseeable future.

We have never declared or paid any dividends on our common stock and currently do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws and organizational documents. As a result, capital appreciation in the price of our common stock, if any, may be your only source of gain on an investment in our common stock.

Our share repurchase program may be subject to certain risks.

Although the board of directors has authorized the share repurchase program, any determination to execute the share repurchase program will be subject to, among other things, the Company's financial position and results of operations, available cash and cash flow, capital requirements and other factors, as well as the board of director's continuing determination that the repurchase program is in the best interests of its stockholders and is in compliance with all laws and agreements applicable to the repurchase program. Our share repurchase program does not obligate us to acquire any common stock. If we fail to meet any expectations related to share repurchases, this could have a material adverse impact on investor confidence and the market price of our common stock could decline. Additionally, price volatility of our common stock over a given period may cause the average price at which we repurchase our common stock to exceed the stock's market price at a given point in time. Our share repurchase program expired on December 31, 2024.

We may further increase or decrease the amount of repurchases of our common stock in the future. Any reduction or discontinuance of repurchases of our common stock pursuant to our current share repurchase program could cause the market price of our common stock to decline. Moreover, in the event repurchases of our common stock are reduced or discontinued, our failure or inability to resume repurchasing common stock at historical levels could result in a lower market valuation of our common stock.

ITEM 1B. Unresolved Staff Comments.

Not applicable.

ITEM 1C. Cybersecurity

Cyber security risk is an area of increasing focus for our Board, particularly as an increasingly significant part of our operations rely on digital technologies. As a result, we have implemented a cyber security program to assess, identify, and manage risks from cyber security threats that may result in material adverse effects on the confidentiality, integrity, and availability of our information systems. This program has been integrated into the Company's overall risk management process.

We design and assess our cybersecurity program based on the CIS Controls and NIST Cybersecurity Framework (CSF). These frameworks provide us with a common language and structure for identifying, assessing, and managing cybersecurity risks across our organization. We do not claim to comply with any technical standards, specifications, or requirements by using these frameworks. They are guides that help us to deal with the cybersecurity risks that are relevant to our business.

Our cybersecurity program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas. To this end, we have implemented a cybersecurity program that includes the following elements:

- A Cybersecurity Manager responsible for developing and maintaining our administrative, technical, and physical cybersecurity controls.
- Risk assessments designed to identify material cybersecurity risks to our critical systems and information.
- A Security Operations Center (SOC) to monitor our critical infrastructure and execute immediate, human-led responses to confirmed threats.

- External technology and security providers, where appropriate, to assess, test or otherwise assist with aspects of our cybersecurity program.
- Cybersecurity awareness training for employees and supplemental training for senior management and other personnel who access highly sensitive information
- A third-party risk management process and questionnaire for service providers and vendors who access sensitive information.
- A trained incident response team and written procedures to navigate the incident response lifecycle.

Based on the information that we have to date, we have not identified risks from known cybersecurity threats, including any prior cybersecurity incidents, that have materially affected, including our operations, business strategy, results of operations, or financial condition. and, as of the date of this Annual Report on Form 10-K, the Company is not aware of any material risks from cybersecurity threats that are reasonably likely to do so. However, we cannot eliminate all risks from cybersecurity threats or provide assurances that the Company will not be materially affected by such risks in the future. There can be no guarantee that our policies, programs and controls, and those of our third-party vendors, including those described in this section, will be sufficient to protect our information, information systems or other property. Additional information on cybersecurity risks we face is discussed in Item 1A of Part I, "Risk Factors," which should be read in conjunction with the foregoing information.

Risk Management and Strategy

While we follow IoT cybersecurity standards and regulations, our products and information systems are potentially subject to cyber risks of data leakage and operational damages. To protect our products and information systems from cybersecurity threats, we use various security tools that help prevent, identify, escalate, investigate, resolve and recover from identified vulnerabilities and security incidents in a timely manner. These include, but are not limited to, annual cyber testing, internal auditing, monitoring and detection tools, and a bug bounty program to allow security researchers to assist us in identifying vulnerabilities in our products before they are exploited by malicious threat actors. Any reported vulnerability is analyzed and reported to our Chief Information Security Officer ("CISO").

As part of our program to mitigate risk from cyber security threats, the Company actively evaluates and refines its cyber security tools and processes with the intention of reducing cyber security risks and aligning with the National Institute of Standards and Technology Cyber-security Framework for risk management. Features of our cybersecurity program include:

- Processes designed to comply with information security standards and privacy regulations, including the European Union's General Data Protection Regulation.
- Maintenance of an ISO 27001 Information Security Management Standard certification.
- Implementation of a variety of security controls, such as firewalls, and intrusion detection systems.
- Protection against Denial-of-Service attacks which prevent legitimate use of our services.
- Security events monitoring in our security operations center.
- Development of incident response policies and procedures designed to initiate remediation and compliance activities in a timely manner.
- Implementation of data loss prevention tools.
- Implementing an ID management system to enforce granular role-based access controls.
- Performing penetration testing on cloud and app platform.
- Administration of a comprehensive cyber security awareness program to educate employees about cyber security risks and best practices.
- Retention of a third-party, independent cyber security firm to conduct cyber security assessments of our systems and procedures.
- Employment of a responsible disclosure policy, which includes a Bug Bounty Program designed to help identify and fix any potential flaws in the company's services or products.

Third Party Cybersecurity Oversight

We have implemented governance processes designed to monitor, evaluate, and mitigate security risks that may arise from a relationship with a third party vendor, partner, or customer. These security measures include:

- Vendor security assessments - Evaluating the cybersecurity protection that key vendors employ, prior to and during engagement.
- Insurance risk assessments - conducted by our insurance providers in order to evaluate cybersecurity related exposure.

◦ Operational Technology Security - Implementing security measures within some of our manufacturing facilities to enhance our cybersecurity protection.

◦ Secure customer data management - Solutions designed to safeguard customer data and critical systems.

We engaged a well-known external firm to audit our compliance with the European Union's NIS 2.0 Directive (the Directive on Security of Network and Information Systems). This audit is being conducted to confirm that our cybersecurity practices align with the latest regulatory requirements and best practices for managing the security of critical infrastructure and services. The Technology Committee receives periodic reports from management on our cybersecurity program and risks. In addition, management updates the Technology Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential. The Technology Committee reports to our Board regarding its risk management functions, including those related to cybersecurity.

Governance & Oversight

The Board has delegated primary oversight of the Company's risks from cybersecurity threats to the Technology Committee. Our management team, including our CISO, provides quarterly updates to our Technology Committee and annually to the full Board regarding our cyber security activities and other developments impacting our digital security. We have protocols by which certain cyber security incidents are escalated within the Company and, where appropriate, reported to the Board and Technology Committee in a timely manner.

At the management level, our CISO, who reports to our Chief Information Officer, is responsible for overseeing the assessment and management of our material risks from cyber security threats. Our CISO has extensive experience and knowledge in cyber security as a result of 27 years of experience in leading security teams, developing security strategies, and managing risk across various industries. The CISO is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents through reports from a number of experienced information security officers responsible for various parts of the business and regularly reviewing risk management measures implemented by the Company to identify and mitigate cyber security risks.

ITEM 2. Properties

Our corporate headquarters are located in Herziliya Pituach, Israel.

Leased Offices and R&D Laboratories

As of December 31, 2024, we lease office, testing, and product design facilities in Israel. In May 2021, we signed a long-term lease agreement for the development of a 38,000 square meter campus, to be built on 16,500 square meters of land, in the central area of Israel. The campus, which is scheduled to be completed in by the end of 2025, will replace our current headquarters in Herziliya, Israel.

In addition to our leased properties in Israel, we lease offices and lab facilities in California, Nevada, Germany, Netherlands, Italy, France, Australia, UK, Japan, India, Bulgaria, Belgium, Taiwan, Korea, Brazil, Spain, Sweden, Vietnam and Poland.

Manufacturing

We outsource most of our manufacturing to our manufacturing partners. We have our own manufacturing facility, Sella 1 (which property is leased), in the North of Israel, which is used in our solar segment. We also have our own manufacturing facility, Sella 2 in South Korea and own an additional smaller facility in South Korea, both of which are used in our Energy Storage segment. In November 2024, the Company announced that it is closing its Energy Storage segment. As such, Sella 2 is no longer operational. We also own manufacturing facilities in Umbria, Italy which currently are leased out in part and also used for support for remaining commitments of e-Mobility parts.

We believe that our existing properties are in good condition and are sufficient and suitable for the conduct of our business for the foreseeable future. To the extent our needs change as our business grows, we expect that additional space and facilities will be available on commercially reasonable terms.

ITEM 3. Legal Proceedings

On November 3, 2023, Daphne Shen, a purported stockholder of the Company, filed a proposed class action complaint for violation of federal securities laws, individually and putatively on behalf of all others similarly situated, in the U.S District Court of the Southern District of New York against the Company, the Company's CEO and the Company's CFO. The complaint alleges violations of Section 10(b) and Rule 10b-5 of the Exchange Act, as well as violations of Section 20(a) of the Exchange Act against the individual defendants. The complaint seeks class certification, damages, interest, attorneys' fees, and other relief. On December 13, 2023, Javier Cascallar filed a similar proposed class action. On January 2, 2024, six purported lead plaintiffs filed motions in the Shen litigation seeking to consolidate the Cascallar and Shen litigations and appoint lead plaintiffs and lead counsel pursuant to the procedures of the Private Securities Litigation Reform Act of 1995.

On February 7, 2024, the Court consolidated the two actions (the "Consolidated Securities Litigation"), and appointed co-lead plaintiffs (the "Plaintiffs") and lead counsel. On April 22, 2024, the co-lead Plaintiffs filed an amended complaint adding two additional officers. The amended complaint made substantially similar allegations and claims. Defendants moved to dismiss the amended complaint on July 15, 2024 (the "Motion"), and the motion was fully briefed as of September 17, 2024. On December 4, 2024, the Court issued an order granting in part the Motion, dismissing all allegations except those relating to two purported misstatements, characterizing inventory levels as low. The Court allowed the Plaintiffs to again amend their complaint, and they filed a Second Amended Complaint on January 3, 2025. On February 10, 2025, Defendants moved to dismiss the Second Amended Complaint insofar as it attempts to resurrect any of the allegations dismissed in the Court's December 4 order. Discovery remains stayed pending the Court's ultimate decision on the motion to dismiss the Second Amended Complaint.

On March 15, 2024, Abdul Hirani filed a purported derivative complaint in the United States District Court for the Southern District of New York against certain current and former SolarEdge executive officers and board members, including Zvi Lando, Ronen Faier, Nadav Zafrir, Betsy Atkins, Marcel Gani, Dana Gross, Dirk Hoke, Avery More, and Tal Payne. The Hirani complaint makes largely the same allegations as those in the abovementioned securities litigation, namely, that the Company failed to disclose information about SolarEdge's inventory in Europe and cancellation rates from European distributors, which allegedly resulted in material misstatements about the Company's business and prospects in its quarterly filings. The Hirani complaint contends that defendants' role in allowing those alleged misstatements to be made constitutes (i) breach of fiduciary duty, (ii) aiding and abetting breach of fiduciary duty, (iii) unjust enrichment, (iv) waste of corporate assets, and (v) securities fraud under Section 10(b) of the Exchange Act. The complaint seeks compensatory and punitive damages, interest, attorneys' fees, and other relief.

On June 10, 2024, Jonathan Blaufarb filed a second purported derivative complaint in the United States District Court for the Southern District of New York against the same defendants as those named in the Hirani complaint as well as Lior Danziger and J.B. Lowe. The Blaufarb complaint makes largely the same allegations as those in the complaint in the abovementioned securities litigation and seeks declaratory relief, corporate governance reforms, damages, restitution, attorneys' fees, and other relief. It also pleads the same counts as those in the Hirani complaint, as well as additional counts for abuse of control and gross mismanagement. Defendants accepted service of the Hirani and Blaufarb complaints via stipulation that was so-ordered on July 12, 2024, and the two cases were consolidated with the Hirani matter designated as the lead case. September 9, 2024 the parties agreed to stay the Hirani and Blaurarb actions pending a decision on the motion to dismiss in the Consolidated Securities Litigation. The parties have agreed to keep the stay in place pending a decision on the motion to dismiss the plaintiffs' Second Amended Complaint in the Consolidated Securities Litigation.

On August 7, 2024, Edwin Isaac filed a purported derivative complaint in the United States District Court for the District of Delaware against the same defendants as those named in the Consolidated Derivative Actions. The Isaac complaint makes largely the same allegations as those in the Daphne Shen and Javier Cascallar cases. It also pleads the similar counts to those in the aforementioned securities claims, including (i) breach of fiduciary duty, (ii) contribution, (iii) violation of Section 14(a) of the Exchange Act and SEC Rule 14a-9, (iv) unjust enrichment, (v) waste of corporate assets, and (vi) aiding and abetting breach of fiduciary duty. The complaint seeks declaratory relief, damages, interest, unspecified equitable relief, attorneys' fees, and other relief. The parties are conferring on service of process and a possible stay of proceedings pending resolution of the motion to dismiss in the consolidated securities litigation.

Due to the early stage of these proceedings, we cannot reasonably estimate the potential range of loss, if any, or the likelihood of a potential adverse outcome. The Company disputes the allegations of wrongdoing and intends to vigorously defend against them.

In August 2019, the Company was served with a lawsuit filed in the Tribunal of Milan, Italy against our Italian subsidiary SolarEdge e-Mobility S.r.l (previously SMRE S.p.A) that purchased the shares of SolarEdge e-Mobility s.r.l in the tender offer that followed the SolarEdge e-Mobility Acquisition by certain former shareholders of SolarEdge e-Mobility who tendered their shares. The lawsuit asked for damages of approximately $3 million, representing the difference between the amount for which they tendered their shares (6 Euro per share) and 6.7 Euros per share. On December 6, 2023, the courts of Milan rendered a decision ordering SolarEdge to pay, in favor of each plaintiff, the difference between the price paid (6 Euro per share) and 6.44 Euro per share, i.e. 0.44 euros per share for a total payment of approximately $1.6 million Euros. The Company has paid the amount due under the judgement and appealed this decision to a court of appeal. The first hearing was held on November 27, 2024, and the case was adjourned to January 14, 2026.

On January 13, 2025, Stellantis Europe s.p.a. ("Stellantis") submitted an application for injunctive relief, to the Court of Turin, Italy, claiming that SolarEdge e-Mobility was allegedly in breach of contract. The application for injunctive relief is aimed at obtaining the following interim measures: i) order the Company to resume supply of spare parts and technical assistance activities in favor of Stellantis; and ii) to order the Company to pay a penalty of 100,000 Euro for each day of delay in fulfilling the order above. The Company disputes the allegations of wrongdoing and intends to vigorously defend against them.

ITEM 4. Mine Safety Disclosures.

Not applicable.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity

Market Information

Our common stock, par value $0.0001 per share, trades on the Nasdaq Global Select Market, where prices are quoted under the symbol "SEDG".

Holders of Record

As of December 31, 2024, there were 11 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividends

We have never declared or paid any dividends on our common stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws and organizational documents.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

We did not purchase any shares of the Company's common stock during the three months ended December 31, 2024.

On November 1, 2023, we announced the approval by the Board of Directors of a share repurchase program which authorizes the repurchase of up to $300 million of the Company's common stock. Under the share repurchase program, which expired on December 31, 2024, repurchases can be made using a variety of methods, which may include open market purchases, block trades, privately negotiated transactions, accelerated share repurchase programs and/or a non-discretionary trading plan or other means, including through 10b5-1 trading plans, all in compliance with the rules of the SEC and other applicable legal requirements. The timing, manner, price and amount of any common share repurchases under the share repurchase program are determined by the Company in its discretion and depend on a variety of factors, including legal requirements, price and economic and market conditions. The program does not obligate the Company to acquire any amount of common stock, it may be suspended, extended, modified, discontinued or terminated at any time at the Company's discretion without prior notice, and expired on December 31, 2024. During the year ended December 31, 2024, the Company repurchased 753,364 shares of common stock from the open market at an average cost of $66.63 per share for a total of $50.2 million.

Performance Graph

The following graph compares the cumulative total shareholder return on our common stock for each year from December 31, 2019 to December 31, 2024 to that of the total return of the S&P 500 Index and the Invesco Solar ETF. This graph is furnished and not "filed" with the Securities and Exchange Commission or "soliciting material" under the Securities Exchange Act of 1934 and shall not be incorporated by reference into any such filings, irrespective of any general incorporation contained in such filing.

41



 * The stock performance graph assumes for comparison that the value of the Company's common stock and of each index was $100 on December 31, 2019 and that all dividends were reinvested.

ITEM 6. Reserved

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section of this Annual Report on Form 10-K captioned "Business" and our consolidated financial statements and the related notes to those statements included elsewhere in this Form 10-K. In addition to historical financial information, the following discussion and analysis contains forward looking statements that involve risks, uncertainties, and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward looking statements as a result of many factors, including those discussed under the sections of this Annual Report captioned "Special Note Regarding Forward Looking Statements" and "Risk Factors". For discussion related to changes in financial condition and the results of operations for the year ended December 31, 2023 (including as compared to 2022), refer to Item 7- Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2024.

Overview

We develop, manufacture, and sell products that address a broad range of energy market segments through our diversified product offering, including residential, commercial and large scale photovoltaic or PV, energy storage and backup solutions, electric vehicle or EV charging capabilities, home energy management, grid services and virtual power plants, as well as products in our non-solar businesses including lithium-ion cells, batteries and energy storage systems, prior to October 2024, automation machines ("Automation Machines") and in prior years we also had product offerings for the e-mobility market. In October 2023, we decided to discontinue our LCV activity and the remaining e-mobility activity. Starting January 1, 2024, all e-mobility activity, which includes PV solutions are included under our solar segment. In October 2024, the Company completed the sale of Automation Machines. Additionally, in November 2024, the Company announced the closure of its Energy Storage Division, as part of its focus on its core solar activities

In the fourth quarter 2024 the Company identified one reportable segment: the Solar segment.

Further information regarding our business is provided in "Part I, Item 1. Business" of this Annual Report.

For the year ended December 31, 2024, one customer accounted for 12.9% of our revenues and our top three customers (all distributors) together represented 31.3% of our revenues.

Our revenues were $901.5 million and $2,976.5 million for the year ended December 31, 2024 and 2023, respectively. For the year ended December 31, 2024 our gross loss was 97.3% as compared to gross profit of 23.6% for the year ended December 31, 2023. For the year ended December 31, 2024, our net loss was $1,806.4 million as compared to our net income of $34.3 million for the year ended December 31, 2023.

Performance Measures

In managing our business and assessing financial performance, we supplement the information provided by the financial statements with other operating metrics. These operating metrics are utilized by our management to evaluate our business, measure our performance, identify trends affecting our business and formulate projections. We use metrics relating to shipments of inverters, power optimizers and megawatts to evaluate our sales performance and to track market acceptance of our products. We use metrics relating to monitoring (systems monitored) to evaluate market acceptance of our products and usage of our solution.

We provide the "megawatts shipped" and "megawatt hours shipped" metrics, which are calculated based on inverter or battery nameplate capacity shipped respectively, to show adoption of our system on a nameplate capacity basis. Nameplate capacity shipped is the maximum rated power output capacity of an inverter or battery, and corresponds to our financial results in that higher total nameplate capacities shipped are generally associated with higher total revenues. However, revenues may increase in a non-correlated manner to the "megawatt shipped" metric since other products such as Power Optimizers, are not accounted for in this metric.

	Year ended December 31,	
	2024	**2023**
Inverters shipped	257,808	1,011,890
Power optimizers shipped	6,975,739	17,430,082
Megawatts shipped[1]	3,563	12,629
Megawatt hours shipped - batteries for PV applications	576	744

[1]Excluding batteries for PV applications, based on the aggregate nameplate capacity of inverters shipped during the applicable period.

Global Circumstances Influencing our Business and Operations

Demand for Products

We have seen a slowdown in demand for our products in our Solar segment from our direct customers since the second part of the third quarter of 2023 and throughout 2024. This was a result of slowed market demand in the third quarter of 2023 and throughout 2024 as distributors began to take actions to reduce inventory levels. In particular, beginning in the second part of the third quarter of 2023, we experienced substantial unexpected cancellations and push outs of existing backlog from our European distributors. We attribute these cancellations and pushouts to high inventory in the channels and slower than expected installation rates both in the United States and to a greater extent in Europe. This trend continued in the subsequent quarters, throughout 2024. Additionally, the Company anticipates that this trend will continue in the first quarter of 2025, as our inventory destocking process continues.

Disruptions due to the war in Israel

Due to the war that began on October 7, 2023, some of our employees in Israel were called to active reserve duty and additional employees may be called in the future, if needed. In the year ended December 31, 2024 approximately 319 or 13% of our employees in Israel have been called to active reserve duty for varying periods. While our offices and facilities are open worldwide, including in Israel, and, to date, we have not had disruptions to our ability to manufacture and deliver products and services to customers. Although the situation is somewhat stabilized due to ceasefires between Israel and Hamas, as well as Israel and Hezbollah, an escalation of the current conflicts in Israel could materially adversely affect our business, financial condition, and results of operations. Due to the ongoing and evolving nature of the conflict in Israel, and the extent of these events, the adverse effect on our business operations is still unknown.

The majority of our key employees and officers are residents of Israel. If any of our facilities in Israel were to be damaged, destroyed or otherwise rendered unable to operate, whether due to war, acts of hostility, earthquakes, fire, floods, storms,other natural disasters, employee malfeasance, terrorist acts, power outages or otherwise, or if performance of our research and development is disrupted for any other reason, such an event could delay commercialization of our products, and if we choose to manufacture all or any part of them internally, jeopardize our ability to manufacture our products as promptly as our prospective customers will likely expect, or possibly at all. If we experience delays in achieving our development objectives within a timeframe that meets our prospective customers' expectations, our business, prospects, financial results and reputation could be harmed.

Impact of Ukraine's Conflict on the Energy Landscape

The conflict between Ukraine and Russia, which started in early 2022, and the sanctions and other measures imposed in response to this conflict, have increased the level of economic and political uncertainty. While we do not have any meaningful business in Russia or Ukraine and we do not have physical assets in these countries, this conflict has, and is likely to continue to have, a multidimensional impact on the global economy, the energy landscape in general and the global supply chain. While the impact of this conflict continued to decreased in 2024, an escalation of this ongoing conflict could lead to an adverse effect on our business and results of operations.

Inflation Reduction Act

In August 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (the "IRA"), which includes several provisions intended to accelerate U.S. manufacturing and adoption of clean energy, battery and energy storage, electrical vehicles, and other solar products and is expected to impact our business and operations. As part of such incentives, the IRA, among other things, extends the investment tax credit and production tax credit through 2034 and is therefore expected to increase the demand for solar products. The IRA also further incentivizes residential and commercial solar customers and developers through the inclusion of a tax credit for qualifying energy projects of up to 30%. Section 45X of the IRA offers advanced manufacturing production tax credits ("AMPTC") that incentivize the production of eligible components within the U.S. To that end, we established manufacturing capabilities in the U.S. in 2023. These provisions of the law are new and regulations and guidance concerning their implementation are gradually being published by the U.S. Treasury Department. On October 24, 2024, final regulations concerning the application of IRC §45X were published. The regulations contain detailed rules concerning the eligibility, qualifying and accounting for AMPTCs. Of particular relevance to the Company are the rules concerning the qualification and measurement of AMPTCs to Residential Inverters, Commercial Inverters and DC-Optimized Inverter Systems, that are included in the definition of Microinverters. In 2024 we sold a significant part of the AMPTCs we generated from our U.S. production of eligible components.

In January 2025, the new U.S. administration issued executive orders aimed at pausing grants and other government funding that have not already been dispersed to under the IRA, creating uncertainty regarding the ability to secure government awards and grants. This potential loss of financial support could adversely impact our business, and potentially the overall financial performance of the Company.

Key Components of Our Results of Operations

The following discussion describes certain line items in our Consolidated Statements of Operations.

Revenues

We generate revenues from the sale of DC optimized inverter systems for solar PV installations, which include power optimizers, inverters, storage and backup solutions, EV chargers, smart energy devices, our cloud-based monitoring platform, extended warranty for our products and grid services. Our customer base mainly includes distributors, large solar installers, wholesalers, and EPCs. In addition, we also generated revenues from the sale of lithium-ion cells, batteries and energy storage solutions and automation machines.

Our revenues from the sale of solar-related products are affected by changes in the volume and average selling prices of our DC optimized inverter systems. The volume and average selling price of our systems is driven by the supply and demand for our products, changes in the product mix between our residential and commercial products, the customer mix between large and small customers, the geographical mix of our sales, sales incentives, end user government incentives, seasonality, and competitive product offerings. Revenues from the sale of lithium-ion cells, batteries, energy storage system or ESS products, are affected by the type of product sold (cell, battery or system) and the type of battery that is sold.

Our revenue growth is dependent on our ability to expand our market share in each of the geographies in which we compete, expand and retain our global footprint to new evolving markets, manage our production capabilities to meet demand, continue to develop and introduce new and innovative products that address the changing technology and performance requirements of our customers and expand of the new businesses we acquired.

In the year ended December 31, 2024, 42.1% of our revenues were generated from the United States, 35.8% of our revenues were generated from Europe, and 22.1% of our revenues were generated from the rest of the world ("ROW"). In the year ended December 31, 2023, 64.0% of our revenues were generated from Europe, 25.5% of our revenues were generated from the United States and 10.5% of our revenues were generated from ROW.

Cost of Revenues and Gross Profit

Cost of revenues consists primarily of product costs, including purchases from our contract manufacturers and other suppliers, as well as costs related to shipping, customer support, product warranty, personnel, depreciation of testing and manufacturing equipment, amortization of intangible assets and other fixed costs, provision for losses related to slow moving and dead inventory, hosting services for our cloud based monitoring platform, variable utility costs, operational costs related to the manufacturing factories, other logistics services, and contract termination costs, partially offset by AMPTCs we are entitled to under IRA. Our product costs are affected by technological innovations, such as advances in semiconductor integration and new product introductions, economies of scale resulting in lower component costs, improvements in production processes and automation, the volume of products subject to import tariffs (for example, for imports from China to the U.S.) and the volume of products for which manufacturing credits are available (for example, for products made in the U.S.). Some of these costs, primarily personnel, amortization of intangible assets and depreciation of testing and manufacturing equipment, are not directly affected by sales volume.

In November 2024, the Company announced its decision to cease all activities in its Energy Storage Division. As such, SolarEdge is currently in the process of closing down its operations in South Korea, including at Sella 2.

Cost of revenues also includes our operations, production and support departments' costs. The operations and production departments are responsible for production management such as planning, procurement, supply chain, production methodologies and machinery planning, logistics management and manufacturing support to our contract manufacturers, as well as the quality assurance of our products. Our support department provides customer and technical support at various levels through our call centers around the world as well as second and third-level support services, which are provided by support personnel located in our headquarters. Our employees headcount in our operations, production and support departments has reduced to 1,804 as of December 31, 2024 from 2,857 as of December 31, 2023.

In October of 2023, the Company made an announcement regarding its restructuring plans to adjust its manufacturing capacity and increase operating efficiency, including, terminating the manufacturing process in Mexico, reducing manufacturing capacity in China, and discontinuing the Company's LCV e-Mobility activity, and on January 21, 2024, the Company announced adoption of additional measures in response to challenging industry conditions, including reducing its headcount by approximately 900 over the first half of 2024 through involuntary workforce reduction plans, followed by an additional involuntary workforce reduction in July 2024 resulting in the layoff of approximately 400 employees (together, the "Restructuring Plans"). These decisions were made in order to better align the Company with current market conditions.

On November 27, 2024, the Company announced the closure of its Energy Storage Division. Under the closure, the Company expects to reduce its headcount by approximately 500 employees, primarily employees working in manufacturing positions in South Korea. In connection with this closure and associated headcount reduction, almost all of the employee population will be dismissed over the first half of 2025.

Gross profit (loss) may vary from quarter to quarter and is primarily affected by our average selling prices, product costs, manufacturing ramp-up costs, restructuring costs, product mix, customer mix, geographical mix, location of manufacturing, shipping method, warranty costs, inventory write-offs, exchange rates and seasonality.

Operating Expenses

Operating expenses consist of research and development, sales and marketing, general and administrative, goodwill impairment and other operating expenses, net. Personnel-related costs are a significant component of the operating expenses and include salaries, benefits, payroll taxes, commissions, severance and stock-based compensation. Our employees headcount in our research and development, sales and marketing and general and administrative departments, has reduced to 2,157 as of December 31, 2024 from 2,776 as of December 31, 2023. Under the 2024 and 2025 Restructuring Plans described above, our headcount will be further reduced over the first half of 2025.

Research and development expenses

Research and development expenses include personnel-related expenses such as salaries, severance, benefits, stock-based compensation and payroll taxes. Our research and development employees are engaged in the design and development of power electronics, semiconductors, software, power-line communications, networking and chemistry. Our research and development expenses also include third-party design and consulting costs, materials for testing and evaluation, ASIC development and licensing costs, depreciation and amortization expenses, and other indirect costs. We devote substantial resources to ongoing research and development programs that focus on enhancements to, and cost efficiencies in, our existing products and timely development of new products that utilize technological innovation, thereby maintaining our competitive position.

Sales and marketing expenses

Sales and marketing expenses consist primarily of personnel-related expenses such as salaries, severance, sales commissions, benefits, payroll taxes, and stock-based compensation. These expenses also include travel, fees of independent consultants, trade shows, marketing, costs associated with the operation of our sales offices and other indirect costs. We currently have a sales presence in many countries worldwide. We may either continue to expand our sales presence to additional regions or reduce our presence in certain regions, globally.

General and administrative expenses

General and administrative expenses consist primarily of salaries, severance, employee benefits and stock-based compensation related to our executives, finance, human resources, information technology, and legal organizations, travel expenses, facilities costs, fees for professional services, and registration fees related to being a publicly-traded company. Professional services consist of audit and legal costs, remuneration to board members, insurance, information technology and other costs. General and administrative expenses also include expenses related to certain legal claims and provision for expected credit losses in the event of uncollectible account receivables balances.

Other operating expenses, net

Other operating expenses, net, consist primarily of impairment and abandonment of long-lived assets, as well as goodwill impairment assigned to our reporting units and tested for impairment at least on an annual basis and certain other nonrecurring items.

Non Operating Expenses

Financial income (expense), net

Financial income (expense), net, consists primarily of interest income, interest expense, gains or losses from foreign currency fluctuations, credit loss related to loans receivable and hedging transactions.

Interest income consists of interest from our investment in available for sale marketable securities, deposits, loans to third parties and accretion of discounts related to our investment in available for sale marketable securities.

Interest expense consists of interest related to bank loans, advance payments received for performance obligations that extend for a period greater than one year, related to Accounting Standard Codification 606, "Revenue from Contracts with Customers" (ASC 606), interest related to Accounting Standard Codification 842, "Leases" (ASC 842), amortization of premium related to our investment in available for sale marketable securities, the amortization of debt issuance cost associated with our Notes due 2025 and 2029 as well as the contractual interest expenses from our Notes due 2029.

Our functional currency is the U.S. dollar. With respect to certain of our subsidiaries, the functional currency is the applicable local currency. Financial income (expenses), net, also consists of gains or losses from foreign currency fluctuations, the fair value remeasurement of hedging contracts not designated as cash flow hedge and bank charges. Foreign currency fluctuations primarily consist of the effect of foreign exchange differences between the U.S. dollar and the New Israeli Shekel, the Euro, and other currencies related to our monetary assets and liabilities.

Other income (loss)

Other income (loss) consists primarily of realized and unrealized gains and losses on investments in privately-held companies and realized gains and losses on investment in available for sale marketable securities.

Income taxes

We are subject to income taxes in the countries where we operate.

In the year ended December 31, 2024, we recorded a net income tax expense of $96.2 million, which consists of a $79.2 million of deferred tax expense and $16.9 million current income tax expense. In the year ended December 31, 2023, we recorded a net income tax expense of $46.4 million, which consists of a $89.5 million current income tax expense and a $43.1 million deferred tax income. Our tax rate for 2024 is a negative 6% compared with 57% in 2023. The change in effective tax rate for the year ended December 31, 2024 compared to the year ended December 31, 2023, is mainly due our transition to a significant loss position in 2024 and the valuation allowance recorded against the tax benefit of such loss, as well as the valuation allowance booked against deferred tax assets of the company and its subsidiaries from previous years.

On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") was signed into law, making significant changes to U.S. income tax law. These changes include, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years 2018 onwards and created new taxes on certain foreign-sourced earnings (including tax on Global Intangible Low Taxed Income ("GILTI") and certain related-party payments. The Tax Act also amended Section 174 of the U.S Internal Revenue Code, effective from January 1, 2022, eliminating the option to deduct research and development expenditures currently and requiring taxpayers to amortize them over five years (if incurred in the U.S.) or fifteen years (if incurred outside the U.S.).

Furthermore, the Tax Act required the Company to pay U.S. income taxes on accumulated foreign subsidiaries earnings not previously subject to U.S. income tax at a rate of 15.5% to the extent of foreign cash and certain other net current assets, and 8% on the remaining earnings. The total tax liability will be paid over the eight-year period provided in the Tax Act (ending 2025).

The new U.S. administration has identified potential changes to U.S. tax policy, which could include lowering the corporate tax rate, modifying other corporate tax adjustments, or eliminating other deductions, tax credits, or other tax preferences. We continue to monitor how any changes could affect our business.

SolarEdge Technologies Ltd., our Israeli Subsidiary, is taxed under Israeli law. Income not eligible for benefits under the Investments Law is taxed at the corporate tax rate. The Israeli corporate tax rate is 23%.

Our Israeli Subsidiary elected tax year 2012 as a "Year of Election" for "Benefited Enterprise" under the Israeli Investments Law, which provides certain benefits, including tax exemptions and reduced tax rates. Upon meeting the requirements under the Israeli Investments Law, the two-year tax exemption has ended on December 31, 2018.

The Investment Law was amended in 2005 and was further amended as of January 1, 2011 and in August 2013 (the "2011 Amendment"). The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investments Law prior to 2011 and, instead, introduced new benefits for income generated by a "Preferred Company" through its "Preferred Enterprise" (both as defined in the 2011 Amendment). Under the 2011 Amendment, income derived by Preferred Companies from Preferred Enterprise would be subject to a uniform rate of corporate tax. The tax rate applicable to such income, referred to as "Preferred Income", would be 7.5% in areas in Israel that are designated as Development Zone A and 16% elsewhere in Israel starting in the year 2017 and thereafter. Our Israeli Subsidiary has established its own manufacturing facility in Israel, located in a Development Zone A, therefore income from manufacturing attributed to that facility is subject to a 7.5% tax rate.

In December 2016, Amendment 73 to the Investments Law (the "2017 Amendment") was published. According to the 2017 Amendment, special tax tracks for technological enterprises have been introduced, which are subject to rules that were issued by the Israeli Ministry of Finance. A Preferred Technological Enterprise (PTE), as defined in the 2017 Amendment, that is located in the central region of Israel, will be subject to a tax at a rate of 12% on profits deriving from intellectual property, or 6% if its annual revenues exceed New Israeli Shekel 10 billion.

On June 14, 2017, the Encouragement of Capital Investments Regulations (Preferred Technological Income and Capital Gain for Technological Enterprise), 2017 (the "Regulations") were published. The Regulations describe, inter alia, the mechanism used to determine the calculation of the benefits under the PTE regime. A company that complies with the terms under the PTE regime, may be entitled to certain tax benefits with respect to certain income generated during the company's regular course of business and derived from the preferred intangible asset.

As of January 2019, our Israeli Subsidiary elected to implement the 2011 and 2017 Amendments starting as of tax year 2019 and as a result, under the PTE regime with respect to our business activities in Israel. Our PTE income was subject to a 12% tax rate in Israel in the years 2019-2021, and in 2022-2023 to a 6% tax rate as we surpassed 10 billion New Israeli Shekel revenues threshold. In 2024, the Company incurred losses for tax purposes.

The Law for the Encouragement of Industry (Taxes), 1969, (the "Industry Encouragement Law"), provides certain tax benefits for an 'Industrial Company' as such term is defined in the Industry Encouragement Law. An Industrial Company is entitled to certain tax benefits including, inter alia, amortization over an eight-year period of the cost of purchased know-how, patents and accelerated depreciation rates on equipment and buildings. We qualify as an Industrial Company under the Law and benefit from its provisions as applicable.

Loss from equity method investments

Loss from equity method investments consists of our proportionate share of the net income or loss of equity method investments.

Results of Operations

The following tables set forth our consolidated statements of income for the years ended December 31, 2024 and 2023. We have derived this data from our consolidated financial statements included elsewhere in this Annual Report. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. The results of historical periods are not necessarily indicative of the results of operations for any future period.

Comparison of year ended December 31, 2024 and year ended December 31, 2023

	Year ended December 31,		2023 to 2024	
	2024	2023	Change	
	(In thousands)			
Revenues	$ 901,456	$ 2,976,528	$ (2,075,072)	(69.7)%
Cost of revenues	1,778,660	2,272,705	(494,045)	(21.7)%
Gross profit (loss)	(877,204)	703,823	(1,581,027)	(224.6)%
Operating expenses:				
Research and development	277,237	321,482	(44,245)	(13.8)%
Sales and marketing	146,865	164,318	(17,453)	(10.6)%
General and administrative	147,455	146,504	951	0.6%
Other operating expenses, net	259,527	31,314	228,213	728.8%
Total operating expenses	831,084	663,618	167,466	25.2%
Operating income (loss)	(1,708,288)	40,205	(1,748,493)	(4,348.9)%
Financial income (expense), net	(14,570)	41,212	(55,782)	(135.4)%
Other income (loss), net	14,547	(318)	14,865	(4,674.5)%
Income (loss) before income taxes	(1,708,311)	81,099	(1,789,410)	(2,206.5)%
Income taxes	(96,150)	(46,420)	(49,730)	107.1%
Net loss from equity method investments	(1,896)	(350)	(1,546)	441.7%
Net income (loss)	$ (1,806,357)	$ 34,329	$ (1,840,686)	(5,361.9)%

Revenues

	Year ended December 31,		2023 to 2024	
	2024	2023	Change	
	(In thousands)			
Revenues	$ 901,456	$ 2,976,528	$ (2,075,072)	(69.7)%

Revenues decreased by $2,075.1 million, or 69.7%, in the year ended December 31, 2024, as compared to the year ended December 31, 2023, primarily due to (i) a decrease of $1,713.9 million related to a decrease in the number of inverters and power optimizers sold; (ii) a decrease of $187.8 million related to the number of batteries for PV applications sold, mainly in Europe; (iii) a decrease of $81.8 million in the amount of ancillary solar products sold; and (iv) a decrease of $66.0 million in revenues generated from e-mobility components, related to the discontinuation of the Company's LCV e-Mobility activity. The overall decrease in revenues was due to a decline in demand that began in the second part of the third quarter of 2023. This decline was the result of high inventory in the channels and slower than expected installation rates, leading to substantial unexpected cancellations and push outs of existing backlog, from our distributors.

Revenues from outside of the U.S. comprised 57.9% of our revenues in the year ended December 31, 2024 as compared to 74.5% in the year ended December 31, 2023.

The number of power optimizers recognized as revenues decreased by approximately 10.8 million units, or 62.0%, from approximately 17.5 million units in the year ended December 31, 2023, to approximately 6.6 million units in the year ended December 31, 2024. The number of inverters recognized as revenues, decreased by approximately 770.1 thousand units, or 75.8%, from approximately 1,015.8 thousand units in the year ended December 31, 2023 to approximately 245.7 thousand units in the year ended December 31, 2024. The megawatt hours of batteries for PV applications recognized as revenues decreased by approximately 181.2 megawatts hour, or 24.6% from approximately 737.4 megawatts in the year ended December 31, 2023 to approximately 556.2 megawatts in the year ended December 31, 2024, as a result of lower demand.

Our blended Average Selling Price ("ASP") per watt for solar products excluding batteries for PV applications is calculated by dividing solar revenues, excluding revenues from the sale of batteries for PV applications, by the nameplate capacity of inverters shipped. Our blended ASP per watt, for solar products shipped increased by 0.005, or 2.6%, in the year ended December 31, 2024 as compared to the year ended December 31, 2023. The increase in blended ASP per watt is mainly attributed to a higher number of power optimizers and other solar products shipped compared to the number of inverters shipped. This increase in blended ASP per watt was partially offset by price reduction as well as an increase in the sale of commercial products that are characterized by lower ASP per watt, out of our total solar product mix.

Our blended ASP per hour watt for batteries for PV applications is calculated by dividing batteries for PV applications revenues, by the nameplate capacity of batteries for PV applications shipped. Our blended ASP per watt/hour for batteries for PV applications decreased by 0.133 or 28.6%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The decrease in blended ASP per watt/hour is mainly attributed to price reduction of our batteries for PV applications.

Cost of Revenues and Gross Profit (loss)

	Year ended December 31,		2023 to 2024	
	2024	2023	Change	
	(In thousands)			
Cost of revenues	$ 1,778,660	$ 2,272,705	$ (494,045)	(21.7)%
Gross profit (loss)	$ (877,204)	$ 703,823	$ (1,581,027)	(224.6)%

Cost of revenues decreased by $494.0 million, or 21.7%, in the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to:

- a decrease of $810.4 million, in the direct cost of revenues sold, associated primarily with a decrease in the volume of products sold and an increase of $82.6 million, in AMPTC recognized;

- a decrease of $241.7 million in warranty expenses and warranty accruals, associated primarily with a decrease in revenues;

- a decrease in shipment and logistic costs in an aggregate amount of $140.4 million associated primarily with a decrease in revenues;

- a decrease in personnel-related costs of $6.2 million, resulting from our workforce reduction plan designed to reduce operating expenses and align our cost structure to current market dynamics.

These were partially offset by an increase of $723.8 million in inventory costs, which is mainly attributed to inventory write-down.

Gross profit as a percentage of revenue decreased from 23.6% for the year ended December 31, 2023 to a gross loss of 97.3% in the year ended December 31, 2024 primarily due to:

- inventory write-down accruals resulting in lower gross margin of approximately 85%,

- lower absolute fixed and other production related costs, which were divided this year by a significantly lower revenue, resulting in a lower gross margin, of approximately 25%; and

- price reduction that was partially offset by AMPTC recognized, resulting in lower gross margin of approximately 14%.

Operating Expenses:

Research and Development

	Year ended December 31,		2023 to 2024	
	2024	**2023**	**Change**	
	(In thousands)			
Research and development	$ 277,237	$ 321,482	$ (44,245)	(13.8)%

Research and development costs decreased by $44.2 million or 13.8%, in the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to:

- a decrease of $27.8 million in personnel-related costs, resulting from our workforce reduction plan designed to reduce operating expenses and align our cost structure to current market dynamics; and

- a decrease in expenses related to consultants and sub-contractors in the amount of $11.6 million:

Sales and Marketing

	Year ended December 31,		2023 to 2024	
	2024	**2023**	**Change**	
	(In thousands)			
Sales and marketing	$ 146,865	$ 164,318	$ (17,453)	(10.6)%

Sales and marketing expenses decreased by $17.5 million, or 10.6%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to:

- a decrease of $10.9 million in personnel-related costs, resulting from our workforce reduction plan designed to reduce operating expenses and align our cost structure to current market dynamics;

- a decrease of $3.8 million in other marketing expenses; and

- a decrease of $2.5 million in expenses related to consultants and sub-contractors in the amount.

52

General and Administrative

	Year ended December 31,		2023 to 2024	
	2024	2023	Change	
		(In thousands)		
General and administrative	$ 147,455	$ 146,504	$ 951	0.6%

General and administrative expenses increased by $1.0 million, or 0.6%, in the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to an increase in expenses related to provision for expected credit losses in the amount of $13.4 million which was partially offset by:

- a decrease of $5.8 million in personnel-related costs, resulting from our workforce reduction plan designed to reduce operating expenses and align our cost structure to current market dynamics; and

- a decrease in expenses related to consultants and sub-contractors in the amount of $5.2 million.

Other operating expenses, net

	Year ended December 31,		2023 to 2024	
	2024	2023	Change	
		(In thousands)		
Other operating expenses, net	259,527	31,314	228,213	728.8%

Other operating expenses, net, increased by $228.2 million, or 728.8% in the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to:

- an increase of $199.6 million in losses related to the impairment and abandonment of property, plant and equipment;

- an increase of $19.1 million in losses related to the impairment of goodwill and intangible assets; and

- an increase of $11.7 million as a result of loss from the sale of automation machines and decrease in gain from sale and impairment of other assets.

Financial income (expense), net

	Year ended December 31,		2023 to 2024	
	2024	2023	Change	
		(In thousands)		
Financial income (expense), net	$ (14,570)	$ 41,212	$ (55,782)	(135.4)%

Financial expenses for the year ended December 31, 2024 was $14.6 million compared to $41.2 million financial income for the year ended December 31, 2023, primarily due to:

- a loss of $13.5 million in the year ended December 31, 2024, compared to a gain of $24.2 million in the year ended December 31, 2023, as a result of fluctuations in foreign exchange rates, primarily between the Euro and NIS against the U.S dollar; and

- an increase of $17.4 million due to credit loss related to loans receivable.

Other income (loss)

	Year ended December 31,			2023 to 2024	
	2024	2023		Change	
			(In thousands)		
Other income (loss), net	$ 14,547	$ (318)	$	14,865	(4,674.5)%

Other income was $14.5 million for the year ended December 31, 2024 compared to other loss of $0.3 million in the year ended December 31, 2023, primarily due to:

- an increase of $15.5 million due to a gain from the partial repurchase of the Notes 2025;

- an increase of $3.1 million in realized gain from marketable securities; and

- an increase of $1.1 million due to a gain from the revaluation of equity investment as a result of business combination.

  These were partially offset by an increase in loss of $5.0 million as a result of an impairment of an investment in a privately held company.

Income taxes

	Year ended December 31,			2023 to 2024	
	2024	2023		Change	
			(In thousands)		
Income taxes	$ (96,150)	$ (46,420)	$	(49,730)	107.1%

Income taxes increased by $49.7 million, or 107.1%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to a valuation allowance we booked against the tax benefit of loss we incurred in 2024, as well against deferred tax assets of prior years, partially offset by the tax benefits we generated from the inflation Reduction Act of 2022.

Loss from equity method investments

	Year ended December 31,			2023 to 2024	
	2024	2023		Change	
			(In thousands)		
Net loss from equity method investments	$ (1,896)	$ (350)	$	(1,546)	441.7%

Net loss from equity method investments increased by $1.5 million, or 441.7% for the year ended December 31, 2024 as compared to the year ended December 31, 2023.

Net Income (loss)

	Year ended December 31,			2023 to 2024	
	2024	2023		Change	
			(In thousands)		
Net income (loss)	$ (1,806,357)	$ 34,329	$	(1,840,686)	(5,361.9)%

As a result of the factors discussed above, net loss for the year ended December 31, 2024 was $1,806.4 million compared to net income of $34.3 million for the year ended December 31, 2023.

Liquidity and Capital Resources

The following table shows our cash flows from operating activities, investing activities, and financing activities for the stated periods:

	Year ended December 31,			
	2024		**2023**	
	(In thousands)			
Net cash used in operating activities	$	(313,319)	$	(180,113)
Net cash provided by (used in) investing activities		416,286		(268,894)
Net cash used in financing activities		(20,129)		(11,956)
Increase (decrease) in cash, cash equivalents and restricted cash	$	82,838	$	(460,963)

As of December 31, 2024, our cash and cash equivalents were $274.6 million. This amount does not include $353.9 million invested in available for sale marketable securities, $135.3 million restricted cash, and $3.6 million invested in restricted deposits. Our principal uses of cash are for funding our operations, capital expenditures, other working capital requirements, other investments, and the repayment of our remaining Notes 2025. As of December 31, 2024, we have open commitments for capital expenditures in the amount of approximately $35.0 million. These commitments reflect purchases of automated assembly lines and other machinery related to our manufacturing operations. We also have purchase obligations in the amount of $390.3 million related to raw materials and commitments for the future manufacturing of our products.

Beginning on the fourth quarter of 2024, we entered into a tax credit agreement under which we agreed to sell advanced manufacturing production tax credits. We may enter into additional tax credit agreements in the future.

We believe our cash and cash equivalents and available for sale marketable securities, will be sufficient to meet our anticipated cash needs for at least the next 12 months as well as in the longer term, including the self-funding of our capital expenditure, operational commitments and the redemption of our debt.

Operating Activities

Cash used in operating activities consists of net income (loss) adjusted for certain non-cash items and changes in assets and liabilities. Cash used in operating activities increased by $133.2 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023, mainly due to net loss for the year ended December 31, 2024 compared to net income in the year ended December 31, 2023 adjusted for certain non-cash items, partially offset by lower operating working capital requirements.

Investing Activities

Investing cash flows consist primarily of capital expenditures, investment in, sales and maturities of available for sale marketable securities, investment and withdrawal of bank deposits and restricted bank deposits, cash used for acquisitions and disbursements and receipts from collections of loans made by the Company. Cash provided by investing activities was $416.3 million for the year ended December 31, 2024 as compared to cash used in investing activities of $268.9 million for the year ended December 31, 2023, primarily driven by an increase of $553.8 million in proceeds from sales and the maturities of available-for-sale debt investments, a decrease of $62.4 million which led to less cash used in the purchase of property plant and equipment, a decrease of $43.0 million in purchases of available-for-sale debt investments, an increase of $32.2 million in proceeds from loans receivable and a decrease of $20.5 million in disbursements of loans made by the Company. These were partially offset by an increase of $17.7 million in cash used in the purchase of privately-held companies.

Financing Activities

Financing cash flows consisted primarily due to the repurchases of our common stock, under our share repurchase program, which expired on December 31, 2024, the issuance and partial repurchase of the convertible senior Notes, and our employee equity incentive plans. Cash used in financing activities for the year ended December 31, 2024 increased by $8.2 million, compared to cash used in financing activities in the year ended December 31, 2023, primarily due to a $267.9 million increase in cash used for the partial repurchase of the 2025 Note, an increase of $50.2 million in cash, used in share repurchases, an increase of $28.3 million in cash, used to purchase the capped call transactions, and $13.7 million decrease in proceeds provided by the exercise of stock-based awards. These were partially offset by a $329.2 million increase in cash provided by the issuance of convertible notes and a decrease of $22.7 million in withholding taxes remitted to the tax authorities related to the exercise of stock-based awards.

Convertible Senior Notes

On September 25, 2020, we issued $632.5 million aggregate principal amount of our convertible senior notes ("Notes 2025") in a transaction exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. Net proceeds from the offering, after underwriters' discount and commissions and offering expenses, was $617.9 million.

On June 28, 2024, we sold an aggregate principal amount of $300 million of 2.25% convertible senior notes due 2029 in a transaction exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The net proceeds from the offering of the Notes 2029 were approximately $293.2 million, after deducting fees and estimated expenses. Separately, we have entered into capped call transactions. We used approximately $25.2 million of the net proceeds from this offering to pay the cost of the capped call transactions and approximately $267.9 million of the net proceeds from this offering to repurchase $285.0 million principal amount of its outstanding 0.000% Notes 2025. As a result of the partial repurchase of the Notes 2025, we recognized a gain of $15.5 million which was recorded under other income. We intend to use the remainder of the net proceeds from the offering for general corporate purposes.

On July 8, 2024, we sold an aggregate principal amount of $37 million of our convertible senior notes ("Notes 2029"). The Notes 2029 were sold pursuant to the Initial Purchasers' (as defined in Note 18) exercise of the option granted by the Company to the Initial Purchasers to purchase additional Notes 2029, as described in Note 18, "Convertible Senior Notes."

Share Repurchases

On November 1, 2023, we announced the approval by the Board of Directors of a share repurchase program which authorizes the repurchase of up to $300 million of the Company's common stock. Under the share repurchase program, repurchases can be made using a variety of methods, which may include open market purchases, block trades, privately negotiated transactions, accelerated share repurchase programs and/or a non-discretionary trading plan or other means, including through 10b5-1 trading plans, all in compliance with the rules of the SEC and other applicable legal requirements. The timing, manner, price and amount of any common share repurchases under the share repurchase program are determined by the Company in its discretion and depend on a variety of factors, including legal requirements, price and economic and market conditions. The program does not obligate SolarEdge to acquire any amount of common stock. The share repurchase program expired on December 31, 2024.

During the year ended December 31, 2024, the Company repurchased 753,364 shares of common stock from the open market, at an average cost of $66.63 per share for a total of $50.2 million.

Critical Accounting Policies and Significant Management Estimates

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the U.S. ("GAAP"). The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates. Critical accounting policies and estimates are those that we consider the most important to the portrayal of our financial condition and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain (see Note 2 to our annual financial statements for more information).

Revenue Recognition

We generate revenues from the sale of DC optimized inverter systems for solar PV installations which include our power optimizers, inverters, and cloud-based monitoring platform as well as other solar related ancillary products, Lithium-ion cells, batteries, energy storage solutions, and EV chargers. Our worldwide customer base includes large solar installers, distributors, EPCs, utility companies and other customers. Our products are fully functional at the time of shipment to the customer and do not require production, modification, or customization with the exception of some ESS systems that require installation and commissioning. We recognize revenue under the core principle that transfer of control to the customers should be depicted in an amount reflecting the consideration we expect to receive in revenue. In order to achieve that core principle, we apply the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied. Provisions for rebates, sales incentives and discounts to customers are accounted for as reductions in revenue in the same period that the related sales are recorded.

We generally sell our products to our customers pursuant to a customer's standard purchase order and our customary terms and conditions. We do not offer rights to return our products other than for normal warranty conditions, and as such, revenue is recognized based on the transfer of control, which includes but is not limited to, the agreed International Commercial terms. We evaluate the creditworthiness of our customers to determine that appropriate credit limits are established prior to the acceptance and shipment of an order.

We provide our full web-based monitoring platform for our solar products free of charge and revenues associated with the service since that date are being recognized ratably over 25 years. In the absence of third party comparable pricing for such service, management determines the revenue levels of this service based on the costs associated with providing the service plus appropriate margins that reflect management's best estimate of the selling price. These revenues are minimal and we do not expect this to become a significant source of revenue in the near future.

We recognize financing component expenses in our consolidated statement of income (loss) in relation to advance payments for performance obligations that extend for a period greater than one year. These financing component expenses are reflected in our deferred revenues balance. Such performance obligations are those that include a financing component, specifically: (i) warranty extension services, (ii) cloud-based monitoring, and (iii) communication services.

See Notes 2v and 16 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information related to revenue recognition.

Product Warranty

We provide a standard limited product warranty for our solar products against defects in materials and workmanship under normal use and service conditions. Our standard warranty period is 25 years for our power optimizers, 12 years for our inverters, 10 years for our storage interface and a 10-year limited warranty for our batteries for PV applications. Other products are sold with standard limited warranties that typically range in duration from one to ten years, and in some cases for a longer period. In certain cases, customers can purchase an extended warranty for our battery storage products and for our batteries for PV applications that extend the standard warranty period. In addition, customers can purchase extended warranties for inverters that extend the warranty period to up to 25 years.

Our products are designed to meet the warranty periods and our reliability procedures cover component selection, design, accelerated life cycle tests, and end-of-manufacturing line testing. However, since our history in selling power optimizers and inverters is shorter than the warranty period, the calculation of warranty provisions is inherently uncertain.

We accrue for estimated warranty costs at the time of sale based on anticipated warranty claims and actual historical warranty claims experience. Warranty provisions, computed on a per-unit sold basis, are based on our best estimate of such costs and are included in our cost of revenues. The warranty obligation is determined based on actual and predicted failure rates of the products, cost of replacement and service and delivery costs incurred to correct a product failure. Our warranty obligation requires management to make assumptions regarding estimated failure rates and replacement costs.

In order to predict the failure rate of each of our products, we have established a reliability model based on the estimated mean time between failures ("MTBF"). The MTBF represents the average elapsed time predicted for each product unit between failures during operation. Applying the MTBF failure rate over our install base for each product type and generation allows us to predict the number of failed units over the warranty period and estimates the costs associated with the product warranty. Predicted failure rates are updated periodically based on data returned from the field and new product versions, as are replacement costs which are updated to reflect changes in our actual production costs for our products, subcontractors' labor costs, and actual logistics costs.

Since the MTBF model does not take into account additional non-systematic failures, such as failures caused by workmanship or manufacturing or design-related issues, and since warranty claims are at times opened for cases in which the error has been triggered by an improper installation, we have developed a supplemental model to predict such cases and recognize the associated expenses ratably over the expected claim period. This model, which is based on actual root cause analysis of returned products, identification of the causes of claims and time until each identified problem is revealed, allows us to better predict actual warranty expenses and is updated periodically based on our experience, taking into account the installed base of approximately 132.1 million power optimizers and approximately 5.8 million inverters as of December 31, 2024.

If actual warranty costs differ significantly from these estimates, adjustments may be required in the future, which could adversely affect our gross profit and results of operations. Warranty obligations are classified as short-term and long-term warranty obligations, based on the period in which the warranty is expected to be claimed. The warranty provision (short and long-term) was $432.4 million and $518.2 million, for the years ended December 31, 2024 and 2023, respectively.

See Notes 2x and 15 "Warranty obligations" to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information related to product warranty.

Inventory Valuation

Our inventories comprise sellable finished goods, raw materials bought for our own manufacturing facilities or on behalf of our contract manufacturers, and faulty units returned under our warranty policy.

Sellable finished goods and raw material inventories are valued at the lower of cost or net realizable value, based on the moving average cost method. Certain factors could affect the realizable value of our inventories, including market and economic conditions, technological changes, existing product changes (mainly due to cost reduction activities) and new product introductions. We consider historic usage, expected demand, anticipated sales price, the effect of new product introductions, product obsolescence, product merchantability, and other factors when evaluating the net realizable value of inventories. Inventory write-downs are equal to the difference between the cost of inventories and their estimated net realizable value. Inventory write-downs are recorded as cost of revenues in the accompanying statements of income and were $698.3 million and $46.4 million, for the years ended December 31, 2024 and 2023, respectively.

Faulty products returned under our warranty policy are often refurbished and used as replacement units. Such products are written off upon receipt.

We do not believe that there is a reasonable likelihood that there will be a material change in future estimates or assumptions that we use to record inventory at the lower of cost or net realizable value. However, if estimates regarding customer demand are inaccurate or changes in technology affect demand for certain products in an unforeseen manner, we may be exposed to losses that could be material.

See Notes 2k and Note 6 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information related to inventory valuation.

Business Combination

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair value. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require our management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired technology and other intangible assets, their useful lives and discount rates. Our management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is not to exceed one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

See Note 2o and Note 3 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information related to business combination.

Intangible and other long-lived assets

We evaluate the recoverability of finite-lived intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The evaluation is performed at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value.

The more significant estimates and assumptions inherent in the estimate of the fair value of finite-lived intangible assets include (i) assumptions associated with forecasting product profitability, including sales and cost to sell projections, (ii) tax rates which seek to incorporate the geographic diversity of the projected cash flows, (iii) expected impact of competitive, legal and/or regulatory forces on the projections and the impact of technological risk, R&D expenditure for ongoing support of product rights, and (iv) estimated useful lives.

During the year ended December 31, 2024, we recorded an impairment charge of $247.2 million, related to tangible and intangible assets within both the Solar and Energy Storage asset groups.

Acquired identifiable finite-lived intangible assets are amortized on a straight-line basis or accelerated method over the estimated useful lives of the assets. We believe the basis of amortization approximates the pattern in which the assets are utilized, over their estimated useful lives. We routinely review the remaining estimated useful lives of finite-lived intangible assets. In case we reduce the estimated useful life assumption for any asset, the remaining unamortized balance is amortized or depreciated over the revised estimated useful life.

See Notes 2.p and 10 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information related to intangible assets.

Goodwill

Goodwill reflects the excess of the consideration transferred, including the fair value of any contingent consideration and any non-controlling interest in the acquiree, over the assigned fair values of the identifiable net assets acquired. Goodwill is not amortized, and is assigned to reporting units and tested for impairment at least on an annual basis.

The goodwill impairment test is performed according to the following principles:

(1) An initial qualitative assessment may be performed to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount.
(2) If the Company concludes it is more likely than not that the fair value of the reporting unit is less than its carrying mount, a quantitative fair value test is performed. An impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value is recognized.

We estimate the fair values of all reporting units using a discounted cash flow model which utilizes Level 3 unobservable inputs. Key estimates include the revenue growth rates taking into consideration industry and market conditions, terminal growth rate and the discount rate. The discount rate used is based on the WACC, adjusted for the relevant risk associated with country-specific and business-specific characteristics. The carrying value of each reporting unit is determined by assigning the assets and liabilities, including the existing goodwill, to those reporting units.

We complete the required annual testing of goodwill impairment for the reporting units at least on an annual basis and determine whether goodwill should be impaired. During the year ended December 31, 2024, we recorded an impairment charge of $2.2 million related to the Energy Storage asset group.

See Notes 2.r and 11 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information related to goodwill.

Government grants

Government grants are recognized when there is reasonable assurance that: (1) we will comply with the relevant conditions and (2) the grant disbursement will be received.

In August 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (the "IRA"), which includes several incentives intended to promote clean energy, battery and energy storage, electrical vehicles, and other solar products, and is impacting our business and operations. As part of such incentives, the IRA, among other things, extends the investment tax credit ("ITC") through 2034 and is therefore expected to increase the demand for solar products. The IRA further incentivizes residential and commercial solar customers and developers by providing significant tax credits for qualifying energy projects. The IRA further provides Advanced Manufacturing Production Tax Credits ("AMPTCs") for U.S. manufacturing of eligible components (under IRC §45X), including PV inverters and DC-optimized systems. The Company has been manufacturing eligible products in the U.S. since the fourth quarter of 2023. In addition to using the tax credits to offset tax due to the U.S. government, the IRA allows taxpayers to elect to have AMPTCs refunded in cash ("Direct Pay") or sell these credits to a third party. The Direct Pay option is available as a one-time election, in any taxable year after December 31, 2022, for a facility in which eligible components are produced, and is applicable for five years. In 2024 the Company sold a significant part of the AMPTCs it generated from the US production of eligible components.

Refundable and transferable tax credits are similar in essence to government grants. This is because the taxpayer can realize the benefit regardless of whether they owe income tax or not in the relevant years. Therefore, these amounts are not considered income taxes and fall outside the scope of Topic 740. Instead, they are treated as government grants.

The Company recognize's AMPTCs as a reduction in the cost of revenues in the statement of income (loss). The Company does this systematically over time as it recognizes the related expenses. The AMPTCs are also reflected in the consolidated balance sheet, according to the way the Company expects to utilize them: as a reduction of income tax payable within accrued expenses and other liabilities, as a tax prepayment, or, if AMPTCs are to be sold, within prepayment and other assets.

As of December 31, 2024 and 2023, AMPTCs of $80,516 and $6,020, were recorded as a tax prepayment within prepayment and other current assets, respectively.

Income taxes

We account for income taxes in accordance with ASC 740, "Income Taxes." ASC 740, which prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

We account for uncertain tax positions in accordance with ASC 740-10 two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement.

See Note 2.af and 26 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information related to income taxes.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates, customer concentrations, and commodity price risk. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk

Approximately 43.8%, 68.1% and 60.1% of our revenues for the years ended December 31, 2024, 2023 and 2022, respectively, were earned in non-U.S. dollar denominated currencies, principally the Euro. Our expenses are generally denominated in the currencies in which our operations are located, primarily the U.S. dollar and New Israeli Shekel ("NIS") and Euro. Our NIS denominated expenses consist primarily of personnel and overhead costs. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. A hypothetical 10% change in foreign currency exchange rates between the Euro and the U.S. dollar would increase or decrease our net income by $14.9 million for the year ended December 31, 2024. A hypothetical 10% change in foreign currency exchange rates between the NIS and the U.S. dollar would increase or decrease our net income by $62.9 million for the year ended December 31, 2024.

For purposes of our consolidated financial statements, local currency assets and liabilities are translated at the rate of exchange to the U.S. dollar on the balance sheet date and local currency revenues and expenses are translated at the exchange rate as of the date of the transaction or at the average exchange rate to the U.S. dollar during the reporting period.

To date, we have used derivative financial instruments, specifically foreign currency forward contracts and put and call options, to manage exposure to foreign currency risks by hedging portions of the anticipated payroll payments denominated in NIS. Our foreign currency forward contracts are expected to mitigate exchange rate changes related to the hedged assets. Those hedging contracts are designated as cash flow hedges.

In addition, from time to time we enter into derivative financial instruments to hedge the Company's exposure to currencies other than the U.S. dollar, mainly forward contracts or put and call options to sell Euro for U.S. dollars. These derivative instruments are not designated as cash flow hedges.

We had cash,cash equivalents and restricted cash of $409.9 million and $338.5 million as of December 31, 2024 and 2023, respectively, which was held for working capital purposes. We had available-for-sale marketable securities with an estimated fair value of $353.9 million and $929.4 million as of December 31, 2024 and 2023, respectively. In addition, we had restricted deposits of 3.4 million and $0.3 million as of December 31, 2024 and 2023, respectively.

Additionally, our hedging activities may also contribute to increased losses as a result of volatility in foreign currency markets. If foreign exchange currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our profit margins and results of operations in future periods. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively.

Concentrations of Major Customers

Our trade accounts receivables potentially expose us to a concentration of credit risk with our major customers. For the year ended December 31, 2024, one major customer accounted for 12.9% of our total revenues, and as of December 31, 2024, three major customers accounted for approximately 43.4% of our consolidated trade receivables balance. For the year ended December 31, 2023, two major customers accounted for 24.0% of total revenues, and as of December 31, 2023, two major customers accounted for approximately 47.1% of our consolidated trade receivables balance. We currently do not foresee a credit risk associated with these receivables.

Commodity Price Risk

We are subject to risk from fluctuating market prices of certain commodity raw materials which are used in our products, including Copper, Lithium, Nickel and Cobalt. Prices of these raw materials may be affected by supply restrictions or other market factors from time to time, and we do not enter into hedging arrangements to mitigate commodity risk. Significant price changes for these raw materials could reduce our operating margins if we are unable to recover such increases from our customers, and could harm our business, financial condition, and results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm (PCAOB ID: 1281)	F2
Consolidated Balance Sheets as of December 31, 2024 and 2023	F-6
Consolidated Statements of Income for the year ended December 31, 2024, 2023 and 2022	F-8
Consolidated Statements of Comprehensive Income for the year ended December 31, 2024, 2023 and 2022	F-9
Consolidated Statements of Stockholders' Equity for the year ended December 31, 2024, 2023 and 2022	F-10
Consolidated Statements of Cash Flows for the year ended December 31, 2024, 2023 and 2022	F-11
Notes to Consolidated Financial Statements	F-13



Kost Forer Gabbay & Kasierer
144 Menachem Begin Road, Building A,
Tel-Aviv 6492102, Israel

Tel: +972-3-6232525
Fax: +972-3-5622555
ey.com

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of SolarEdge Technologies Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of SolarEdge Technologies Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 25, 2025 expressed an unqualified opinion thereon.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the account or disclosures to which they relate.

Warranty obligation

Description of the Matter	As described in Notes 2x and 15 to the consolidated financial statements, as of December 31, 2024, the warranty obligation was $432,365 thousand.

Substantially all of the Company's warranty obligations are related to the solar business. The Company's products include a warranty of up to 12 years for inverters, up to 25 years for its power optimizers and 10 years for batteries for PV applications. In order to predict the failure rate of each product, the Company established a reliability model based on the estimated mean time between failures ("MTBF") and an additional model to capture non-systematic failures. Predicted failure rates are updated periodically based on new product versions and analysis of the root cause of actual failures, as are warranty related replacement costs.

Auditing the management's warranty obligations valuation of the solar business was complex and subject to judgment due to the significant estimations required in evaluation its amount. In particular, the warranty obligations are subject to significant assumptions such as product failure rates, the average cost of products replacements and other warranty related costs.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the valuation of for the warranty obligations of the solar business, including controls over management's review of the significant assumptions and data underlying the warranty obligations valuation.

To test the management's warranty obligations valuation, our substantive audit procedures included, among others, look back analysis and testing the accuracy and completeness of the underlying data used in management's warranty obligations valuation assessment. We assessed the accuracy of historical data used in estimating forecasted failure rates, repair replacement ratios and other warranty related costs and compared them to actual warranty claims. In addition, we involved a specialist to assess the assumptions and the precision of the inputs underlying the MTBF model, including, evaluating the appropriateness of the MTBF model and its consistency with data obtained from external sources.

Valuation of Inventories - Provisions for slow moving, excess and obsolete inventory items

Description of the Matter	As of December 31, 2024, the Company's consolidated inventories balance was $645,897 thousand, and recorded inventory impairment charges of $738,757 thousand.
	As described in Notes 2k, 6 to the consolidated financial statements, the Company values its inventories at the lower of cost or net realizable value. Reserves for slow moving, excess and obsolete inventory items are recorded based on management's analysis of inventory levels, future sales forecasts, and market conditions.
	Auditing the valuation of inventory reserves for the slow moving, excess and obsolete inventory items were complex and subject to judgment due to the significant estimates and assumptions required by management to estimate the reserves, especially, the future salability of the inventories. These assumptions include the assessment by inventory category of future demand and market conditions for the Company's products.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company's reserve for slow moving, excess and obsolete inventory items, process including management's assessment of the underlying assumptions and data.
	To test the valuation of inventory reserve for the slow moving, excess and obsolete inventory items, our substantive audit procedures included, among others, evaluating the reasonableness of the significant assumptions used by management including those related to forecasted inventory usage, future demand, and market conditions. We examined the completeness, accuracy, and relevance of the underlying data used in management's estimations. We held discussions with appropriate non-financial personnel including sales, R&D and operating management, regarding strategic or operational changes in the business would impact expected demand or related carrying value of inventories, introduction of new products and other factors to corroborate management's assertions regarding the inventory reserves. We performed procedures to compare recent sales transactions or market data to cost of inventories to assess that the carrying value of inventories was the lower of cost or net realizable value. We performed an examination of the assumptions by comparing those assumptions to historical data as well as reviewing such assumptions for management bias. We considered macroeconomic trends within the industry, including trends that could impact the movement of the products provided by the Company.

/s/ Kost Forer Gabbay & Kasierer
A Member of EY Global

We have served as the Company's auditor since 2007.
Tel-Aviv, Israel
February 25, 2025



Kost Forer Gabbay & Kasierer
144 Menachem Begin Road, Building A,
Tel-Aviv 6492102, Israel

Tel: +972-3-6232525
Fax: +972-3-5622555
ey.com

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of SolarEdge Technologies Inc.

Opinion on Internal Control Over Financial Reporting

We have audited SolarEdge Technologies Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, SolarEdge Technologies Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 25, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Kost Forer Gabbay & Kasierer
A Member of EY Global

Tel-Aviv, Israel
February 25, 2025

SOLAREDGE TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31,	
	2024	**2023**
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 274,611	$ 338,468
Restricted cash	135,328	-
Marketable securities	311,279	521,570
Trade receivables, net of allowances of $43,038 and $16,400, respectively	160,423	622,425
Inventories, net	645,897	1,443,449
Prepaid expenses and other current assets	506,769	378,394
Total current assets	2,034,307	3,304,306
LONG-TERM ASSETS:		
Marketable securities	42,597	407,825
Deferred tax assets, net	-	80,912
Property, plant and equipment, net	343,438	614,579
Operating lease right-of-use assets, net	41,393	64,167
Goodwill and intangible assets, net	58,046	78,341
Loan receivables, net	45,678	2,438
Other long-term assets	64,736	35,163
Total long-term assets	595,888	1,283,425
Total assets	$ 2,630,195	$ 4,587,731

The accompanying notes are an integral part of the consolidated financial statements.

SOLAREDGE TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS (Cont.)
(in thousands, except per share data)

	December 31,	
	2024	2023
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade payables, net	$ 93,491	$ 386,471
Employees and payroll accruals	76,292	76,966
Warranty obligations	140,249	183,047
Deferred revenues and customers advances	140,870	40,836
Accrued expenses and other current liabilities	243,872	205,911
Convertible senior notes, net	346,305	-
Total current liabilities	1,041,079	893,231
LONG-TERM LIABILITIES:		
Convertible senior notes, net	330,006	627,381
Warranty obligations	292,116	335,197
Deferred revenues	231,049	214,607
Finance lease liabilities	39,159	41,892
Operating lease liabilities	30,018	45,070
Other long-term liabilities	8,426	18,444
Total long-term liabilities	930,774	1,282,591
COMMITMENTS AND CONTINGENT LIABILITIES		
STOCKHOLDERS' EQUITY:		
Common stock of $0.0001 par value - Authorized: 125,000,000 shares; issued: 58,780,490 shares at December 31, 2024 and 57,123,437 shares at December 31, 2023; outstanding: 58,027,126 shares at December 31, 2024 and 57,123,437 shares at December 31, 2023.	6	6
Additional paid-in capital	1,813,198	1,680,622
Treasury stock, at cost; 753,364 shares held	(50,194)	-
Accumulated other comprehensive loss	(76,477)	(46,885)
Retained earnings (Accumulated deficit)	(1,028,191)	778,166
Total stockholders' equity	658,342	2,411,909
Total liabilities and stockholders' equity	$ 2,630,195	$ 4,587,731

The accompanying notes are an integral part of the consolidated financial statements.

SOLAREDGE TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands, except per share data)

		Year ended December 31,				
		2024		**2023**		**2022**
Revenues	$	901,456	$	2,976,528	$	3,110,279
Cost of revenues		1,778,660		2,272,705		2,265,631
Gross profit (loss)		(877,204)		703,823		844,648
Operating expenses:						
Research and development		277,237		321,482		289,814
Sales and marketing		146,865		164,318		159,680
General and administrative		147,455		146,504		112,496
Other operating expenses, net		259,527		31,314		116,538
Total operating expenses		831,084		663,618		678,528
Operating income (loss)		(1,708,288)		40,205		166,120
Financial income (expense), net		(14,570)		41,212		3,750
Other income (loss), net		14,547		(318)		7,285
Income (loss) before income taxes		(1,708,311)		81,099		177,155
Income taxes		(96,150)		(46,420)		(83,376)
Net loss from equity method investments		(1,896)		(350)		-
Net income (loss)	$	(1,806,357)	$	34,329	$	93,779
Net basic earnings (loss) per share of common stock	$	(31.64)	$	0.61	$	1.70
Net diluted earnings (loss) per share of common stock	$	(31.64)	$	0.60	$	1.65
Weighted average number of shares used in computing net basic earnings (loss) per share of common stock		57,082,182		56,557,106		55,087,770
Weighted average number of shares used in computing net diluted earnings (loss) per share of common stock		57,082,182		57,237,518		58,100,649

The accompanying notes are an integral part of the consolidated financial statements.

SOLAREDGE TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands, except per share data)

		Year ended December 31,				
		2024		**2023**		**2022**
Net income (loss)	$	(1,806,357)	$	34,329	$	93,779
Other comprehensive income (loss), net of tax:						
Available-for-sale marketable securities		4,575		20,489		(20,740)
Cash flow hedges		(2,678)		5,701		(2,635)
Foreign currency translation adjustments on intra-entity transactions that are of a long-term investment nature		(35,379)		(5,375)		(20,540)
Foreign currency translation adjustments		3,890		5,409		(1,875)
Total other comprehensive income (loss)		(29,592)		26,224		(45,790)
Comprehensive income (loss)	$	(1,835,949)	$	60,553	$	47,989

The accompanying notes are an integral part of the consolidated financial statements.

SOLAREDGE TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except per share data)

	SolarEdge Technologies, Inc. Stockholders' Equity						
	Common stock						
	Number	Amount	Additional paid in Capital	Treasury stock	Accumulated other comprehensive Income (loss)	Retained earnings	Total
Balance as of December 31, 2021	52,815,395	$ 5	$ 687,295	$ -	$ (27,319)	$ 650,058	$ 1,310,039
Issuance of common stock in a secondary public offering, net of underwriters' discounts and commissions of $27,140 and $834 of offering costs	2,300,000	1	650,525	-	-	-	650,526
Issuance of common stock upon exercise of stock-based awards	940,880	*-	4,030	-	-	-	4,030
Issuance of Common stock under employee stock purchase plan	77,129	*-	17,863	-	-	-	17,863
Stock based compensation	-	-	145,919	-	-	-	145,919
Other comprehensive loss adjustments, net	-	-	-	-	(45,790)	-	(45,790)
Net income	-	-	-	-	-	93,779	93,779
Balance as of December 31, 2022	56,133,404	$ 6	$ 1,505,632	$ -	$ (73,109)	$ 743,837	$ 2,176,366
Issuance of common stock upon exercise of stock-based awards	790,745	*-	226	-	-	-	226
Issuance of Common stock under employee stock purchase plan	199,288	*-	20,693	-	-	-	20,693
Stock based compensation	-	-	154,071	-	-	-	154,071
Other comprehensive income adjustments, net	-	-	-	-	26,224	-	26,224
Net income	-	-	-	-	-	34,329	34,329
Balance as of December 31, 2023	57,123,437	$ 6	$ 1,680,622	$ -	$ (46,885)	$ 778,166	$ 2,411,909
Issuance of common stock upon exercise of stock-based awards	796,905	*-	173	-	-	-	173
Issuance of Common stock under employee stock purchase plan	860,148	*-	18,468	-	-	-	18,468
Stock based compensation	-	-	142,277	-	-	-	142,277
Repurchase of common stock	(753,364)	-	-	(50,194)	-	-	(50,194)
Capped call transactions related to the Notes 2029	-	-	(28,342)	-	-	-	(28,342)
Other comprehensive loss adjustments, net	-	-	-	-	(29,592)	-	(29,592)
Net loss	-	-	-	-	-	(1,806,357)	(1,806,357)
Balance as of December 31, 2024	58,027,126	$ 6	$ 1,813,198	$ (50,194)	$ (76,477)	$ (1,028,191)	$ 658,342

* Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

SOLAREDGE TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except per share data)

		Year ended December 31,				
		2024		2023		2022
Cash flows from operating activities:						
Net income (loss)	$	(1,806,357)	$	34,329	$	93,779
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:						
Depreciation and amortization		59,865		57,196		49,676
Provision to write down inventories to net realizable value		738,757		46,369		10,170
Loss on impairment and disposal of property, plant and equipment		224,772		25,168		649
Stock-based compensation expenses		137,251		149,945		145,539
Impairment of goodwill and intangible assets		24,674		5,622		118,492
Deferred income taxes, net		79,209		(43,071)		(11,055)
Gain from repurchasing of convertible notes		(15,456)		-		-
Loss (gain) from exchange rate fluctuations		11,918		(26,878)		9,527
Other items		8,030		8,164		4,382
Changes in assets and liabilities:						
Trade receivables, net		451,707		296,429		(457,610)
Inventories, net		67,799		(737,223)		(351,255)
Prepaid expenses and other assets		(122,484)		(92,067)		(64,991)
Operating lease right-of-use assets, net		15,805		16,525		14,878
Trade payables, net		(285,505)		(67,795)		194,524
Warranty obligations		(85,541)		133,090		120,169
Deferred revenues and customers advances		119,519		39,632		44,376
Operating lease liabilities		(15,829)		(15,981)		(14,976)
Accrued expenses and other liabilities		78,547		(9,567)		125,010
Net cash provided by (used in) operating activities		(313,319)		(180,113)		31,284
Cash flows from investing activities:						
Investment in available-for-sale marketable securities		(253,431)		(296,396)		(507,171)
Proceeds from maturities of available-for-sale marketable securities		719,454		277,382		201,974
Proceeds from sales of available-for-sale marketable securities		114,564		2,807		29,236
Purchase of property, plant and equipment		(108,163)		(170,523)		(169,341)
Business combinations, net of cash acquired		(10,417)		(16,653)		-
Purchase of intangible assets		(10,000)		(10,600)		-
Disbursements for loans receivables		(37,500)		(58,000)		-
Investment in privately-held companies		(25,664)		(8,000)		-
Proceeds from loans receivables		32,150		-		-
Proceeds from governmental grant		-		6,794		4,479
Other investing activities		(4,707)		4,295		23,779
Net cash provided by (used in) investing activities	$	416,286	$	(268,894)	$	(417,044)

SOLAREDGE TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
(in thousands, except per share data)

	Year ended December 31,		
	2024	**2023**	**2022**
Cash flows from financing activities:			
Repurchase of common stock	$ (50,194)	$ -	$ -
Partial repurchase of Notes 2025	(267,900)	-	-
Proceeds from issuance of Notes 2029, net of issuance costs	329,214	-	-
Capped call transactions related to Notes 2029	(28,342)	-	-
Tax withholding in connection with stock-based awards, net	(281)	(9,259)	3,023
Proceeds from secondary public offering, net of issuance costs	-	-	650,526
Other financing activities	(2,626)	(2,697)	1,058
Net cash provided by (used in) financing activities	(20,129)	(11,956)	654,607
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(11,367)	16,319	(15,824)
Increase (decrease) in cash, cash equivalents and restricted cash	71,471	(444,644)	253,023
Cash and cash equivalents at the beginning of the period	338,468	783,112	530,089
Cash, cash equivalents and restricted cash, end of period	$ 409,939	$ 338,468	$ 783,112
Supplemental disclosure of non-cash activities:			
Purchase of intangible assets and business combinations	$ -	$ 11,307	$ -
Right-of-use asset recognized with corresponding lease liability	$ 2,931	$ 18,077	$ 46,004
Purchase of property, plant and equipment	$ 5,783	$ 6,323	$ 16,106
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 17,004	$ 137,981	$ 74,689

The accompanying notes are an integral part of the consolidated financial statements.

The following table reconciles cash, cash equivalents and restricted cash per the statement of cash flows to the balance sheet:

	Year ended December 31,		
	2024	**2023**	**2022**
Cash and cash equivalents	$ 274,611	$ 338,468	$ 783,112
Restricted cash	135,328	-	-
Cash, cash equivalents and restricted cash, end of period	$ 409,939	$ 338,468	$ 783,112

SOLAREDGE TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share data)

NOTE 1:   GENERAL

SolarEdge Technologies, Inc. (the "Company") and its subsidiaries design, develop, and sell an intelligent inverter solution designed to maximize power generation at the individual photovoltaic ("PV") module level while lowering the cost of energy produced by the solar PV system and providing comprehensive and advanced safety features. The Company's products consist mainly of (i) power optimizers designed to maximize energy throughput from each and every module through constant tracking of MPP individually per module, (ii) inverters which invert direct current (DC) from the PV module to alternating current (AC) including the Company's future ready energy hub inverter which supports, among other things, connection to a DC-coupled battery for full or partial home backup capabilities, and optional connection to the Company's smart EV charger, (iii) a remote cloud-based monitoring platform, that collects and processes information from the power optimizers and inverters to enable customers and system owners, to monitor and manage the solar PV system (iv) batteries for PV applications that are used to increase energy independence and maximize self-consumption for PV system's owners including a battery ,and (v) additional smart energy management solutions.

The Company and its subsidiaries sell products worldwide through large distributors, electrical equipment wholesalers, as well as directly to large solar installers and engineering, procurement and construction firms.

The Company expanded its activity to other areas of smart energy technology organically and through acquisitions. The Company offers a variety of energy solutions, which include lithium-ion cells, batteries, a cloud-based monitoring platform, EV chargers, as well as cloud-based energy management solutions.

On April 6, 2023, the Company completed the acquisition of all outstanding shares of Hark Systems Ltd. ("Hark"), a UK-based energy IoT company for the C&I sector.

In October 2023, the Company decided to discontinue its light commercial vehicle e-Mobility ("LCV") activity (see Note 25).

On April 1, 2024, the Company completed the acquisition of all outstanding shares of Wevo, an Israel-based software startup, specializing in EV charging optimization and management (see Note 3)

In November 2024, the Company decided to discontinue its Energy Storage activity (see Note 25).

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP").

a.   Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profit from intercompany sales not yet realized outside the Company have been eliminated upon consolidation.

b. Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, government grants, income taxes and related disclosures in the accompanying notes. Actual results could differ from those estimates.

In preparing the Company's consolidated financial statements, management also considered the economic implications of inflation on key accounting estimates. In addition, the duration, scope and effects of the war in Israel and the conflict in Ukraine, government and other third-party responses to it, and the related macroeconomic effects, including to the Company's business and the business of the Company's suppliers and customers are uncertain, rapidly changing and difficult to predict. As a result, the Company's accounting estimates and assumptions may change over time in response to these evolving situations. Such changes could result in future impairments of goodwill and long-lived assets, inventories write-offs, incremental credit losses on receivables and available-for-sale marketable debt securities and changes in warranty obligations as of the time of a relevant measurement event.

c.   Financial statements in U.S. dollars:

A major part of the Company's operations is carried out in the United States, Israel and certain other countries. The functional currency of these entities is the U.S. dollar. Financing activities, including cash investments are primarily made in U.S. dollars.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are translated into U.S. dollars in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") No. 830 "Foreign Currency Matters". All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of income (loss) as financial income or expenses, as appropriate.

The financial statements of other Company's subsidiaries whose functional currency is other than the U.S. dollar have been translated into U.S dollars. Assets and liabilities have been translated using the exchange rates in effect as of the balance sheet date. Statements of income (loss) amounts have been translated using the date of the transaction or at the average exchange rate for the relevant period.

The resulting translation adjustments are reported as a component of stockholders' equity in accumulated other comprehensive income (loss). Gains and losses arising from intercompany foreign currency transactions that are of a long-term investment in nature are reported in the same manner as translation adjustments.

d.   Cash and cash equivalents:

Cash equivalents are short-term, highly liquid investments that are readily convertible to cash, with original maturities of three months or less at the date acquired.

e.   Restricted cash

Restricted cash represents cash, held as certificates of deposit that are collateralized under a letter of credit, issued to customer and vendors. The letters of credit are required as a performance security, with a face amount equal to the aggregate purchase price of an executed sales agreement. The letters of credit were issued per the terms of the executed sales and purchasing agreements and the Company has collateralized certificates of deposit under these letters of credit in an aggregated amount of $135,328, which is reflected as restricted cash on the Company's consolidated balance sheet as of December 31, 2024.

f.   Restricted bank deposits:

Short-term restricted bank deposits possess an original maturity of more than three months and less than a year from the date of investment. Long-term restricted bank deposits possess an original maturity of more than one year from the date of investment. Restricted bank deposits are primarily used as collateral for the Company's office leases and credit cards.

g.   Marketable Securities:

Marketable securities consist of corporate and governmental bonds. The Company determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. In accordance with FASB ASC No. 320 "Investments - Debt and Equity Securities", the Company classifies marketable securities as available-for-sale.

Available-for-sale ("AFS") securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of stockholders' equity, net of taxes. Realized gains and losses on sales of marketable securities, as determined on a specific identification basis, are included in other income (loss), net, on the consolidated statements of income (loss). The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in financial income (expenses), net.

The Company classifies its marketable securities as either short-term or long-term based on each instrument's underlying contractual maturity date. Marketable securities with maturities of 12 months or less are classified as short-term and marketable securities with maturities greater than 12 months are classified as long-term.

On each reporting period, the Company evaluates whether declines in fair value below carrying value are due to expected credit losses, as well as the ability and intent to hold the investment until a forecasted recovery occurs, in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge in financial income (expenses), net, on the consolidated statements of income (loss), and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in stockholders' equity.

The Company has not recorded credit losses on AFS debt securities for the years ended December 31, 2024, 2023 and 2022.

h.   Investment in privately-held companies:

The Company's equity investments are investments in equity securities of privately-held companies, that are not traded and therefore not supported with observable market prices. The Company elected to account for its equity investments without readily determinable market values that either (i) do not meet the definition of in-substance common stock or (ii) do not provide the Company with control or significant influence using Accounting Standards Update ("ASU") 2016-01.

The Company accounts for equity investments through which it exercise significant influence but do not have control over the investee under the equity method. Under this method, the investment, which was initially recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the investee as they occur, rather than when dividends or other distributions are received.

The Company adjusts the carrying value of its investments to fair value upon observable transactions for identical or similar investments of the same issuer.

The Company periodically evaluates the carrying value of the investments in privately-held companies when events and circumstances indicate that the carrying amount of the investment may not be recovered. The maximum loss the Company can incur for its investments is their carrying value.

The Company may determine the fair value by reviewing equity valuation reports, current financial results, long-term plans of the privately-held companies, the amount of cash that the privately-held companies have on-hand, the ability to obtain additional financing and overall market conditions in which the privately-held companies operate or based on the price observed from the most recent completed financing.

All gains and losses, whether due to an impairment or revaluation, on investments in privately-held companies, realized and unrealized, are recognized in other income (loss), net.

(in thousands, except per share data)

i. Trade receivables:

Trade receivables are stated net of credit losses allowance. The Company is exposed to credit losses primarily through sales of products. The allowance against gross trade receivables reflects the current expected credit loss inherent in the receivables portfolio determined based on the Company’s methodology. The Company’s methodology is based on historical collection experience, customer creditworthiness, current and future economic condition and market condition. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. Trade receivables are written off after all reasonable means to collect the full amount have been exhausted.

The following table provides a roll-forward of the allowance for credit losses that is deducted from the amortized cost basis of trade receivables to present the net amount expected to be collected:

Balance as of January 1, 2024	$	16,400
Increase in provision for expected credit losses		33,799
Recoveries collected		(5,809)
Amounts written off charged against the allowance		(66)
Foreign currency translation		(1,286)
Balance as of December 31, 2024	$	43,038

j. Loan receivables:

Loan receivables are carried at the outstanding principal amount. An allowance for credit loss on loan receivables is established when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company determines this by considering several factors, including the credit risk and current financial condition of the borrower, the borrower’s ability to pay current obligations, historical trends, and economic and market conditions. The Company performs a credit quality assessment on the loan receivable on a quarterly basis and reviews the need for an allowance in accordance with ASC 326. The Company evaluates the extent and impact of any credit deterioration that could affect the performance and the value of the secured property, as well as the financial and operating capability of the borrower.

The loan repayments are expected on a monthly or annual basis as per the contractual terms of each loan agreement. The loan is measured at its amortized cost and is subjected to the Company's credit risk policy. The loans bear interest that represents market interest rate.

As of December 31, 2024 and 2023, the Company's provision for credit loss was $17,672 and $144, respectively, which was recorded under Financial income (expense), net.

As of December 31, 2024, the loans are presented under long-term assets on the consolidated balance sheets. As of December 31, 2023, the loans were presented under prepaid expenses and other current assets and other long-term assets on the consolidated balance sheets.

The Company granted a loan to a single customer. Considering the significant loan amount, the customer's balance would potentially expose the Company to a concentration of credit risk.

(in thousands, except per share data)

Interest income is recorded on an accrual basis at the stated interest rate and is recorded in financial income (expense), net, in the accompanying consolidated statements of income (loss). The amortized cost of the loan receivable approximates its fair value as of December 31, 2024.

k. Inventories:

Inventories are stated at the lower of cost or net realizable value. Cost includes depreciation, labor, material, shipment and overhead costs. Inventory reserves are provided to cover risks arising from slow-moving, excess inventory items and technological obsolescence. The Company periodically evaluates the quantities on hand relative to historical, current and projected sales volume. Based on this evaluation, an impairment charge is recorded when required to write-down inventory to its net realizable value. Cost of finished goods and raw materials is determined using the moving average cost method (see Note 6).

l. Property, plant and equipment:

Property, plant, and equipment are stated at cost, net of accumulated depreciation and government grants. Assets under construction represent the construction or development stage of property and equipment that have not yet been placed in service for the Company's intended use. Depreciation is calculated by the straight-line method over the estimated useful life of the assets, at the following rates:

	%
Buildings and plants	3-5.7 (mainly 5.7)
Computers and peripheral equipment	14.3-33.3 (mainly 14.3)
Office furniture and equipment	7-20 (mainly 7)
Machinery and equipment	10-20 (mainly 10)
Laboratory and testing equipment	10-20 (mainly 15)
Leasehold improvements	over the shorter of the lease term or useful economic life

m. Government assistance

Advanced manufacturing production tax credits

In August 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (the “IRA”), which includes several incentives intended to promote clean energy, battery and energy storage, electrical vehicles, and other solar products, and is impacting our business and operations. As part of such incentives, the IRA, among other things, extends the investment tax credit (“ITC”) through 2034 and is therefore expected to increase the demand for solar products. The IRA further incentivizes residential and commercial solar customers and developers by providing significant tax credits for qualifying energy projects. The IRA further provides Advanced Manufacturing Production Tax Credits ("AMPTCs") for U.S. manufacturing of eligible components (under IRC §45X), including PV inverters and DC-optimized systems. The Company has been manufacturing eligible products in the U.S. since the fourth quarter of 2023. In addition to using the tax credits to offset tax due to the U.S. government, the IRA allows taxpayers to elect to have AMPTCs refunded in cash ("Direct Pay") or sell these credits to a third party. The Direct Pay option is available as a one-time election, in any taxable year after December 31, 2022, for a facility in which eligible components are produced, and is applicable for five years. In 2024 the Company sold a significant part of the AMPTCs it generated from the U.S. production of eligible components.

(in thousands, except per share data)

Refundable and transferable tax credits are similar in essence to government grants. This is because the taxpayer can realize the benefit regardless of whether they owe income tax or not in the relevant years. Therefore, these amounts are not considered income taxes and fall outside the scope of Topic 740. Instead, they are treated as government grants.

Government grants are recognized when there is reasonable assurance that: (1) the Company will comply with the relevant conditions and (2) the grant disbursement will be received. The Company recognize's AMPTCs as a reduction in the cost of revenues in the statement of income (loss). The Company does this systematically over time as it recognizes the related expenses. The AMPTCs are also reflected in the consolidated balance sheet, according to the way the Company expects to utilize them: as a reduction of income tax payable within accrued expenses and other liabilities, as a tax prepayment, or, if AMPTCs are to be sold, within prepayment and other assets.

As of December 31, 2024 and 2023, AMPTCs of $80,516 and $6,020, were recorded as a tax prepayment within prepayment and other current assets, respectively.

Property, plant and equipment

In 2020, SolarEdge Korea (formerly Kokam), a wholly owned subsidiary of the Company, entered into an agreement with Chungcheongbuk-do province of South Korea to partially subsidize the construction of Sella 2, a factory for production of lithium-ion cells and batteries, in the amount of approximately $12,000.

The assistance is in the form of a cash subsidy, which the government will pay as a grant upon the satisfaction of predetermined construction completion milestones. When the defined milestones are reached and the right to receive a subsidy amount becomes virtually certain, the amount of the grant is recorded as a reduction of the related asset's value under "Property, plant and equipment, net".

In November 2024, following the announced discontinuation of SolarEdge Korea, the Company is required to return approximately $10,000 in subsidies granted to date. The Company recorded an accrual under accrued expenses and other current liabilities in the consolidated balance sheets.

The Company did not record reduction of property, plant and equipment related to grants for the years ended December 31, 2024 and 2023.

n. Leases:

The Company determines if an arrangement is a lease at inception. Contracts containing a lease are further evaluated for classification as an operating or finance lease. In determining the leases classification the Company assesses among other criteria: (i) The lease term is for a major part of the remaining economic life of the underlying asset (ii) The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already included in the lease payments equals or exceeds substantially all of the fair value of the underlying asset. Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities and long-term operating lease liabilities in the Company's consolidated balance sheets. Finance leases are included in property, plant and equipment, net, other current liabilities, and long-term finance lease liabilities in the Company's consolidated balance sheets. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. For leases with terms greater than 12 months, the Company records the ROU asset and liability at commencement date based on the present value of lease payments according to their term. Certain lease agreements include rental payments that are adjusted periodically for the consumer price index ("CPI"). The ROU and lease liability were calculated using the CPI as of the adoption date and will not be subsequently adjusted, unless the liability is reassessed for other reasons.

The Company uses incremental borrowing rates based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The ROU asset also includes any lease payments made and net of lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses are recognized on a straight-line basis over the lease term or the useful life of the leased asset.

(in thousands, except per share data)

In addition, the carrying amount of the ROU and lease liabilities are remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

o. Business Combination:

The Company allocates the fair value of the purchase price to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair value. The excess of the fair value of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired technology and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which does not exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the finalization of the measurement period, any subsequent adjustments are recorded to earnings.

p. Intangible Assets:

Acquired identifiable finite-lived intangible assets are amortized on a straight-line basis or accelerated method over the estimated useful lives of the assets. The basis of amortization approximates the pattern in which the assets are utilized, over their estimated useful lives. The Company routinely reviews the remaining estimated useful lives of finite-lived intangible assets. In case the Company reduces the estimated useful life for any asset, the remaining unamortized balance is amortized over the revised estimated useful life (see Note 10).

Depreciation is calculated by the straight-line method over the estimated useful life of the assets, at the following rates:

	%
Current technology	14.3-20 (mainly 20)
Customer relationships	100
Trade names	20-50 (mainly 50)
Patents	9.5-10 (mainly 9.5)

q. Impairment of long-lived assets:

The Company's long-lived assets to be held and used, including property, plants and equipment, ROU assets and identifiable intangible assets that are subject to amortization, other than goodwill, are reviewed for impairment in accordance with ASC 360 "Property, Plants and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to the future undiscounted cash flows expected to be generated by the assets (or asset group). If such evaluation indicates that the carrying amount of the asset (or asset group) is not recoverable, the assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds their fair value (see Note 10).

For the years ended December 31, 2024, 2023 and 2022, the Company recorded impairment charges of long-lived assets in the amount of $249,588, $30,790 and $29,037, respectively, presented under Other operating expenses, net.

(in thousands, except per share data)

r. Goodwill:

Goodwill reflects the excess of the consideration transferred, including the fair value of any contingent consideration and any non-controlling interest in the acquiree, over the assigned fair values of the identifiable net assets acquired. Goodwill is not amortized, and is assigned to reporting units and tested for impairment at least on an annual basis, in the fourth quarter of the fiscal year.

The goodwill impairment test is performed according to the following principles:

(1) An initial qualitative assessment may be performed to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount.

(2) If the Company concludes it is more likely than not that the fair value of the reporting unit is less than its carrying amount, a quantitative impairment test is performed. An impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value is recognized (see Note 11).

For the year ended December 31, 2024, the Company recorded impairment charges of goodwill in the amount of $2,251.

For the year ended December 31, 2023, the Company did not record any impairment charges.

For the year ended December 31, 2022, the Company recorded impairment charges of goodwill in the amount of $90,104.

s. Cloud computing arrangements:

In 2021, due to the growing size and complexity of the Company, the Company decided to implement a new global enterprise resource planning ("ERP") system, which will replace the Company's existing operating and financial systems. During 2022, the Company began implementing a cloud-based ERP system. The Company's implementation of this system is expected to be completed in 2025.

The Company incurs costs to implement cloud computing arrangements ("CCA") that are hosted by third party vendors. Implementation costs associated with CCA are capitalized when incurred during the application development phase until the software is ready for its intended use. The costs are then amortized on a straight-line basis over the contractual term of the cloud computing arrangement and are recognized as an operating expense within the consolidated statements of income (loss). Capitalized amounts related to such arrangements are recorded within other long-term assets in the consolidated balance sheets. Cash payments for CCA implementation costs are classified as cash used in operating activities.

As of December 31, 2024, and 2023 the Company had capitalized implementation costs related to its upcoming ERP conversion in the amounts of $29,366 and $13,666, respectively presented under other long-term assets in the consolidated balance sheet.

(in thousands, except per share data)

t. Severance pay:

The employees of the Company's Israeli Subsidiary are included under Section 14 of the Severance Pay Law, 1963, under which these employees are entitled only to monthly deposits made in their name with insurance companies, at a rate of 8.33% of their monthly salary. These payments cause the Company to be released from any future obligation under the Israeli Severance Pay Law to make severance payments in respect of those employees; therefore, related assets and liabilities are not presented in the consolidated balance sheets.

If applicable, severance costs are recorded in each entity in accordance with local laws and regulations.

For the years ended December 31, 2024, 2023 and 2022, the Company recorded $21,959, $23,643 and $17,202 in severance expenses related to its employees, respectively.

u. Derivatives and Hedging:

The Company accounts for derivatives and hedging based on ASC 815 ("Derivatives and Hedging"). ASC 815 requires the Company to recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

To protect against the increase in value of forecasted foreign currency cash flows resulting from salary denominated in the Israeli currency, NIS, during the year ended December 31, 2024, the Company instituted a foreign currency cash flow hedging program whereby portions of the anticipated payroll denominated in NIS for a period of one to nine months with hedging contracts.

Accordingly, when the dollar strengthens against the NIS, the decline in present value of future foreign currency expenses is offset by losses in the fair value of the hedging contracts. Conversely, when the dollar weakens, the increase in the present value of future foreign currency cash flows is offset by gains in the fair value of the hedging contracts. These hedging contracts are designated as cash flow hedges, as defined by ASC 815 and are all effective hedges.

The Company also entered into derivative instrument arrangements to hedge the Company's exposure to currencies other than the U.S. dollar. These derivative instruments are not designated as cash flow hedges, as defined by ASC 815, and therefore all gains and losses, resulting from fair value remeasurement, were recorded immediately in the statement of income (loss), as a financial income (expense), net.

The Company classifies cash flows related to its hedging as operating activities in its consolidated statement of cash flows.

v. Revenue recognition:

Revenues are recognized in accordance with ASC 606; revenue from contracts with customers is recognized when control of the promised goods or services is transferred to the customers, in an amount that the Company expects in exchange for those goods or services.

The Company's products and services consist mainly of (i) power optimizers, (ii) inverters, (iii) batteries for PV applications, (iv) a related cloud-based monitoring platform, (v) communication services, and (vi) warranty extension services.

The Company recognizes revenue under the core principle that transfer of control to the Company's customers should be depicted in an amount reflecting the consideration the Company expects to receive in revenue.

In order to achieve that core principle, the Company applies the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the performance obligation is satisfied.

(1)   Identify the contract with a customer

A contract is an agreement or purchase order between two or more parties that creates enforceable rights and obligations. In evaluating the contract, the Company analyzes the customer's intent and ability to pay the amount of promised consideration (credit risk) and considers the probability of collecting substantially all of the consideration.

The Company determines whether collectability is reasonably assured on a customer-by-customer basis pursuant to its credit review policy. The Company typically sells to customers with whom it has a long-term business relationship and a history of successful collection. For a new customer, or when an existing customer substantially expands its commitments, the Company evaluates the customer's financial position, the number of years the customer has been in business, the history of collection with the customer, and the customer's ability to pay, and typically assigns a credit limit based on that review.

(2)   Identify the performance obligations in the contract

At a contract's inception, the Company assesses the goods or services promised in a contract with a customer and identifies the performance obligations. The main performance obligations are the provisions of the following: providing of the Company's products; cloud based monitoring services; extended warranty services and communication services. Depending on the shipping terms agreed with the customer, the Company may perform shipping and handling activities after the customer obtains control of the goods and revenue is recognized. The Company has elected to account for shipping and handling costs as activities to fulfill the promise to transfer the goods. As a result of this accounting policy election, the Company does not consider shipping and handling activities after the customer obtains control of the goods as promised services to its customers.

(3)   Determine the transaction price

The transaction price is the amount of consideration to which the Company is entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. Generally, the Company does not provide price protection, stock rotation, and/or right of return. The Company determines the transaction price for all satisfied and unsatisfied performance obligations identified in the contract from contract inception to the beginning of the earliest period presented.

The Company has elected to apply the practical expedient to not evaluate payment terms of one year or less for the existence of a significant financing component.

Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities (e.g., sales tax and other indirect taxes).

Rebates or discounts on goods or services are accounted for as variable consideration. The rebate or discount program is applied retrospectively for future purchases. Provisions for rebates, sales incentives and discounts to customers are accounted for as reductions in revenue in the same period the related sales are recorded.

Accrual for rebates for direct customers is presented net of receivables. Accrual for sale incentives related to non-direct customers is presented under accrued expenses and other current liabilities. The Company accrued $53,026 and $74,096 for rebates and sales incentives as of December 31, 2024 and 2023, respectively.

When a contract provides a customer with payment terms of more than a year, the Company considers whether those terms create variability in the transaction price and whether a significant financing component exists.

As of December 31, 2024, the Company has not provided payment terms of more than a year.

The performance obligations that extend for a period greater than one year are those that include a financial component: (i) warranty extension services, (ii) cloud-based monitoring, and (iii) communication services. The Company recognizes financing component expenses in its consolidated statement of income (loss) in relation to advance payments for performance obligations that extend for a period greater than one year. These financing component expenses are reflected in the Company's deferred revenues balance.

(4)   Allocate the transaction price to the performance obligations in the contract

The Company performs an allocation of the transaction price to each separate performance obligation, in proportion to their relative standalone selling prices.

(5)   Recognize revenue when a performance obligation is satisfied

Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer. Control either transfers over time or at a point in time, which affects when revenue is recorded.

Revenues from sales of products are recognized based on the transfer of control, which includes but is not limited to, the agreed International Commercial terms, or "INCOTERMS". Revenues related to warranty extension services, cloud-based monitoring, communication services and other services are recognized over time on a straight-line basis since these services have a consistent continuous pattern of transfer to a customer during the contract period.

Billed accounts receivables include all outstanding invoices to customers, as well as amounts allowed to be billed according to contractual billing terms with customers.

Deferred revenues consist of deferred cloud-based monitoring services, communication services, warranty extension services, other services and advance payments received from customers for the Company's products. Deferred revenues are classified as short-term and long-term deferred revenues based on the period in which revenues are expected to be recognized (see Note 16).

w.   Cost of revenues:

Cost of revenues includes the following: product costs consisting of purchases from contract manufacturers and other suppliers, direct and indirect manufacturing costs, shipping and handling, support, warranty expenses, provision for losses related to slow moving and dead inventory, personnel and government grants related to the AMPTCs.

(in thousands, except per share data)

Shipping, handling and warehouse costs, which amounted to $79,534, $214,349 and $257,753, for the years ended December 31, 2024, 2023 and 2022, respectively, are included in the cost of revenues in the consolidated statements of income. Shipping, handling and warehouse costs include custom tariff charges and all other costs associated with the distribution of finished goods from the Company's point of sale directly to its customers.

In the years that ended December 31, 2024 and 2023, the Company recognized AMPTCs worth $88,655 and $6,020, as a reduction in the cost of revenues for the inverters produced in the United States and sold to customers.

x. Warranty obligations:

The Company provides a product warranty for its solar segment related products as follows: a standard 10-year limited warranty for its batteries for PV applications, a standard 12-year limited warranty for the majority of its inverters, that is extendable up to 25 years for an additional cost and a 25-year limited warranty for power optimizers.

The Company maintains reserves to cover the expected costs that could result from the standard warranty. The warranty liability is in the form of product replacement and associated costs. Warranty reserves are based on the Company's best estimate of such costs and are included in cost of revenues. The reserve for the related warranty expenses is based on various factors including assumptions about the frequency of warranty claims on product failures, derived from results of accelerated lab testing, field monitoring, analysis of the history of product field failures, and the Company's reliability estimates.

The Company has established a reliability measurement system based on the units' estimated mean time between failure, or MTBF, a metric that equates to a steady-state failure rate per year for each product generation. The MTBF predicts the expected failure rate of each product within the Company's products installed base during the expected product warranted lifetime.

The Company performs accelerated life cycle testing, which simulates the service life of the product in a short period of time.

The accelerated life cycle tests incorporate test methodologies derived from standard tests used by solar module vendors to evaluate the period over which solar modules wear out. Corresponding replacement costs are updated periodically to reflect changes in the Company's actual and estimated production costs for its products, rate of usage of refurbished units as a replacement of faulty units, and other costs related to logistic and subcontractors' services associated with the replacement products.

In addition, through the collection of actual field failure statistics, the Company has identified several additional failure causes that are not included in the MTBF model. Such causes, which mostly consist of design errors, workmanship errors caused during the manufacturing process and, to a lesser extent, replacement of non-faulty units by installers, result in generating additional replacement costs to the replacement costs projected under the MTBF model.

For other products, the Company accrues for warranty costs based on the Company's best estimate of product and associated costs. The Company's other products are sold with a standard limited warranty that typically range in duration from one to ten years.

Warranty obligations are classified as short-term and long-term obligations based on the period in which the warranty is expected to be claimed.

(in thousands, except per share data)

y. Advertising costs

Advertising costs are expensed when incurred and are included in sales and marketing expenses in the consolidated statements of income (loss). The Company incurred advertising expenses of $12,015, $13,476, and $11,090 for the years ended December 31, 2024, 2023, and 2022, respectively.

z. Research and development costs:

Research and development costs, are charged to the consolidated statement of income (loss) as incurred.

aa. Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, restricted bank deposits, marketable securities, trade receivables, loan receivables, derivative instruments and other accounts receivable.

Cash and cash equivalents, restricted cash and restricted bank deposits are mainly invested in major banks in the U.S., Israel, Germany, Italy and Korea. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company's debt marketable securities include investments in high-rated corporate debentures (located mainly in the U.S., Canada, France, UK, Australia, Cayman Islands and other countries) and governmental bonds. The financial institutions that hold the Company's debt marketable securities are major financial institutions located in the United States. The Company believes its debt marketable securities portfolio is a diverse portfolio of highly-rated securities and the Company's investment policy limits the amount the Company may invest in an issuer (see Note 2g.).

The trade receivables of the Company derive from sales to customers located primarily in the United States and Europe.

The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for credit losses (see Note 2i.). The Company generally does not require collaterals, however, in certain circumstances, the Company may require letters of credit, other collateral, or additional guarantees. From time to time, the Company may purchase trade credit insurance.

The Company had one major customer (customers with attributable revenues that represent more than 10% of the Company's total revenues) for the year ended December 31, 2024, two major customers for the year ended December 31, 2023, and one major customer for the year ended December 31, 2022 that accounted for approximately 12.9%, 24.0% and 18.5% of the Company's consolidated revenues, respectively. All of the revenues from these customers were generated in the solar segment.

The Company had three major customers (customer with a balance that represents more than 10% of total trade receivables, net) as of December 31, 2024 and as of December 31, 2023 that accounted in the aggregate for approximately 43.4% and 47.1%, of the Company's consolidated trade receivables, net, respectively.

ab. Concentrations of supply risks:

The Company depends on certain contract manufacturers and several limited or single source component suppliers. Reliance on these vendors makes the Company vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules, manufacturing yields, and costs.

(in thousands, except per share data)

As of December 31, 2024 one contract manufacturer accounted for 26.2% of the Company’s total trade payables, net.

As of December 31, 2023 two contract manufacturers collectively accounted for 58.5% of the Company’s total trade payables, net.

The Company's own manufacturing facility, Sella 1, located in the North of Israel, is used in the Company's Solar segment operations.

ac. Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

The carrying value of cash and cash equivalents, restricted cash, short-term bank deposits, restricted bank deposits, trade receivables, net, bank loans, prepaid expenses, loan receivables and other current assets, trade payables, net, employee and payroll accruals and accrued expenses and other current liabilities approximate their fair values due to the short-term maturities of such instruments.

Assets measured at fair value on a recurring basis as of December 31, 2024 and 2023 are comprised of money market funds, derivative instruments and marketable securities (see Note 14).

The Company applies ASC 820 “Fair Value Measurements and Disclosures”, with respect to fair value measurements of all financial assets and liabilities. Fair value is an exit price, representing the amount that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

A three-tiered fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ad. Stock-based compensation:

The Company uses the closing trading price of its common stock on the day of the grant date as the fair value of awards of restricted stock units ("RSUs"), and performance stock units that are based on the Company's financial performance targets ("PSUs"). The compensation expense for RSUs is recognized using a straight-line attribution method over the requisite employee service period while compensation expense for PSUs is recognized using an accelerated amortization model. The Company estimates the forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

(in thousands, except per share data)

The Company granted under its 2015 Plan, PSU awards to certain employees and officers which vest upon the achievement of certain performance or market conditions subject to their continued employment with the Company.

The Company granted PSUs based on the Company's total shareholder return ("TSR") compared to the TSR of companies listed in the S&P 500 index over a one to three year performance period. In addition, the Company granted PSUs based on the 30-day successive average trading price of the Company's common stock (the "30-Day Price") over a three year performance period, which are expected to vest if certain 30-Day Price levels are met. For market conditions awards, the Company uses a Monte-Carlo simulation to determine the grant date fair value for these awards, which takes into consideration the market price of a share of the Company's common stock on the date of grant less the present value of dividends expected during the requisite service period, as well as the possible outcomes pertaining to the TSR market condition. The Company recognizes such compensation expenses on an accelerated vesting method.

The Company selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its stock-option awards and Employee Stock Purchase Plan ("ESPP"). The option-pricing model requires a number of assumptions, of which the most significant are the fair market value of the underlying common stock, expected stock price volatility, and the expected option term. Expected volatility for stock-option awards and ESPP was calculated based upon the Company's stock prices. The expected term of options granted is based upon historical experience and represents the period between the options' grant date and the expected exercise or expiration date. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company does not use dividend yield rate since the Company has not declared or paid any dividends on its common stock and does not expect to pay any dividends in the foreseeable future.

A modification of the terms of a stock-based award is treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value of the modification to the award.

The fair value for PSU and ESPP granted to employees is estimated at the date of grant using the following assumptions:

	Year ended December 31,		
	2024	**2023**	**2022**
ESPP			
Risk-free interest	4.42% - 5.42%	5.38% - 5.46%	1.64% - 4.70%
Dividend yields	0%	0%	0%
Volatility	70.94% - 104.93%	56.44% - 66.78%	71.28% - 71.97%
Expected term	6 months	6 months	6 months
PSU			
Risk-free interest	3.9%-4.2%	4.09%	1.77%
Dividend yields	0%	0%	0%
Volatility	65.18%-76.7%	71.60%	67.42%
Expected term	2 - 3 years	3 years	1 - 3 years

ae. Earnings (loss) per share

Basic net EPS is computed by dividing the net earnings (losses) attributable to SolarEdge Technologies, Inc. by the weighted-average number of shares of common stock outstanding during the period.

Diluted net EPS is computed by giving effect to all potential shares of common stock, to the extent dilutive, including stock options, RSUs, PSUs, shares to be purchased under the Company's ESPP, the Notes 2025, and Notes 2029, all in accordance with ASC No. 260, "Earnings Per Share."

The Company's convertible senior notes are included in the calculation of diluted Earnings Per Share ("EPS") if the assumed conversion into common shares is dilutive, using the "if-converted" method. This involves adding back the periodic cash and non-cash interest expense net of tax associated with the Notes to the numerator and by adding the shares that would be issued in an assumed conversion (regardless of whether the conversion option is in or out of the money) to the denominator for the purposes of calculating diluted EPS, unless the Notes are antidilutive (see Note 23).

af. Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC 740, "Income Taxes". ASC 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent the Company believes they will not be realized. The Company considers all available evidence, including historical information, long range forecast of future taxable income and evaluation of tax planning strategies. Amounts recorded for valuation allowance can result from a complex series of judgments about future events and can rely on estimates and assumptions.

Tax has not been recorded for (a) taxes that would apply in the event of disposal of investments in subsidiaries, as it is generally the Company's intention to hold these investments, not to realize them; and (b) taxes that would apply on the distribution of unremitted earnings from foreign subsidiaries, as these are retained for reinvestment in the Group.

The Company accounts for uncertain tax positions in accordance with ASC 740-10 two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement.

(in thousands, except per share data)

ag. New accounting pronouncements not yet effective:

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). ASU 2023-09 requires additional categories of information about federal, state and foreign income taxes to be included in effective tax rate reconciliation disclosure. Additionally, the newly added categories also apply to the income taxes paid disclosure. Implementation of said additions are subject to quantitative thresholds. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Since ASU 2023-09 addresses only disclosures, the adoption of ASU 2023-09 is not expected to have a significant impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income (loss) Statement Expenses" (“ASU 2024-03”). ASU 2024-03 requires disaggregation of certain costs and expenses included in each relevant expense caption on the Company's consolidated income (loss) statements in a separate note to the financial statements at each interim and annual reporting period, including amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization. ASU 2024-04 is effective fiscal years beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

ah. Recently issued and adopted pronouncements:

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). Additional segment reporting information required by ASU 2023-07 includes: disclosing the title and position of the individual or the name of the group or committee identified as the CODM, provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually, and additional disclosures regarding significant segment expenses. Effective December 31, 2024, the Company has adopted this standard retroactively. The adoption of this ASU affects only disclosures, with no impacts to the Company's financial condition and results of operations (see Note 28).

(in thousands, except per share data)

NOTE 3: BUSINESS COMBINATIONS

In January 2023, the Company completed an investment of $5,500 in the common stock of Wevo, an Israel-based software startup, specializing in EV charging optimization and management for sites with large quantities of EV chargers, which represented 34.8% of Wevo's outstanding shares.

On April 1, 2024, the Company completed its acquisition of all of Wevo's remaining outstanding shares for approximately $13,331 in cash.

Pursuant to ASC 805, "Business Combination", the Company accounted for the Wevo acquisition as a business combination, using the acquisition method of accounting. Identifiable assets and liabilities of Wevo, including identifiable intangible assets, were recorded based on their estimated fair values as of the date of the closing of the acquisition. The excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill. The Company recorded preliminary estimates for the fair value of assets acquired and liabilities assumed as of the acquisition date. Such preliminary valuation required estimates and assumptions including, but not limited to, estimating future cash flows and direct costs in addition to developing the appropriate discount rates and current market profit margins. The Company's management believes that the fair values recognized for the assets acquired and the liabilities assumed were based on reasonable estimates and assumptions.

From the initial investment, through to the purchase of all remaining shares, the Company's share of net losses were $646.

The fair value of the original investment was determined by multiplying the total fair value of Wevo, as outlined below, by the Company's initial 34.8% ownership stake, and applying a discount to account for lack of control.

The Company determined that the acquisition date fair value of the original investment, on April 1, 2024, was $5,979, resulting in a gain of $1,125.

The following table summarizes the preliminary fair values estimation of assets acquired and liabilities assumed as of the date of the acquisition:

	Amount	Weighted Average Useful Life (In years)
Cash	$ 2,914	
Net liabilities assumed	(903)	
Identified intangible assets:		
Technology	4,049	7
Customer relationships	1,241	1
Trade name	665	2
Goodwill	11,344	
Total	$ 19,310	

Acquisition costs were immaterial and are included in general and administrative expenses in the consolidated statements of income (loss).

Goodwill generated from this acquisition was primarily attributable to expected post-acquisition synergies from combining Wevo's platform with the Company's product offering to its commercial and industrial customers. All of the Goodwill was assigned to the Solar segment (see Note 28). Goodwill is not deductible for tax purposes. The fair values of technology, customer relationships and trade name were derived by applying the multi-period excess earnings method, with-and-without method, and the relief-from-royalty method, respectively, all of which are under the income approach whose underlying inputs are considered Level 3. The fair values assigned to assets acquired and liabilities assumed were based on management's estimates and assumptions.

The results of Wevo operations have been included in the Company's consolidated statements of income (loss) since its acquisition date and are not material. Pro forma financial information has not been presented because the impact of the acquisition was not material to the Company's statements of income (loss).

(in thousands, except per share data)

NOTE 4: INVESTMENT IN PRIVATELY-HELD COMPANY

In January 2024, the Company completed an investment of $6,075 in the preferred stock of Ivy Energy, Inc, ("Ivy"), a privately-held U.S. company. The Company accounted for the Ivy investment as an equity investment that does not have readily determinable fair values. As such, the Company's non-marketable equity securities had a carrying value of $6,075 as of December 31, 2024.

In March 2024, the Company completed an investment of $5,000 in the preferred stock of Stardust Solution, Inc, ("Stardust"), a privately-held U.S. company. The Company accounted for the Stardust investment as an equity investment, under ASC 321, Equity Securities, that does not have a readily determinable fair market value.

In April 2024, the Company completed an investment of approximately $17,000 in the preferred stock of Ampeers Energy GmbH ("Ampeers"), a privately-held German company, which represented 28.23% of Ampeers' outstanding shares.

The Company accounted for its investment in Ampeers using the equity method of accounting in accordance with ASC 323, Investments — Equity Method and Joint Ventures. Under this method, the investment, which was initially recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the investee as they occur, rather than when dividends or other distributions are received. Investments in privately-held companies are included within other long-term assets in the consolidated balance sheets. As of December 31, 2024 and December 31, 2023 the carrying value of investments in privately-held companies was $9,185 and $9,241, respectively.

In September 2024, the Company impaired its investment in Stardust in the amount of $5,000. This impairment was recorded under Other income (loss), net in the consolidated statements of income (loss).

(in thousands, except per share data)

NOTE 5: MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities at December 31, 2024:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Matures within one year:				
Corporate bonds	$ 290,570	$ 97	$ (811)	$ 289,856
U.S. Treasury securities	12,596	-	(2)	12,594
U.S. Government agency securities	8,810	19	-	8,829
	311,976	116	(813)	311,279
Matures after one year:				
Corporate bonds	36,006	252	(17)	36,241
U.S. Government agency securities	6,309	47	-	6,356
	42,315	299	(17)	42,597
Total	$ 354,291	$ 415	$ (830)	$ 353,876

The following is a summary of available-for-sale marketable securities at December 31, 2023:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Matures within one year:				
Corporate bonds	$ 487,083	$ 679	$ (5,942)	$ 481,820
U.S. Treasury securities	15,324	-	(63)	15,261
U.S. Government agency securities	8,787	11	(3)	8,795
Non-U.S. Government securities	15,161	673	(140)	15,694
	526,355	1,363	(6,148)	521,570
Matures after one year:				
Corporate bonds	342,223	1,902	(4,444)	339,681
U.S. Treasury securities	2,430	-	(22)	2,408
U.S. Government agency securities	44,100	107	(121)	44,086
Non-U.S. Government securities	20,488	1,162	-	21,650
	409,241	3,171	(4,587)	407,825
Total	$ 935,596	$ 4,534	$ (10,735)	$ 929,395

Proceeds from maturity of available-for-sale marketable securities during the years ended December 31, 2024, 2023 and 2022, were $719,454, $277,382 and $201,974, respectively.

Proceeds from sales of available-for-sale marketable securities during the year ended December 31, 2024 were $114,564, which led to realized gains of $2,966.

Proceeds from sales of available-for-sale marketable securities during the year ended December 31, 2023 were $2,807, which led to realized losses of $125.

Proceeds from sales of available-for-sale marketable securities during the year ended December 31, 2022 were $29,236, which led to realized losses of $434

(in thousands, except per share data)

NOTE 6: INVENTORIES, NET

	As of December 31,	
	2024	2023
Raw materials	$ 209,259	$ 340,604
Work in process	3,113	20,885
Finished goods	433,525	1,081,960
	$ 645,897	$ 1,443,449

The Company records inventory write-downs for excess or obsolete inventory or when it believes that the net realizable value of inventory is less than its carrying value. During the year ended December 31, 2024, the Company examined its current inventory balances, analyzed inventory in its channels, and evaluated future installation rates. The Company concluded that significant write-downs were necessary, primarily due to a slowdown in the demand for the Company's products , excess inventory in the channels, repeated price reductions and the introduction of a new generation of products. The Company records write-downs under Cost of revenues, in the consolidated statements of income (loss).

The Company recorded inventory write-downs of $738,757, $46,369 and $10,170 for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 7: PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,	
	2024	2023
Vendor non-trade receivables[1]	$ 181,953	$ 102,991
Government authorities	213,290	167,221
Prepayments	25,291	29,578
Loan receivables, net	-	55,418
Assets held for sale	60,500	-
Other	25,735	23,186
Total prepaid expenses and other current assets	$ 506,769	$ 378,394

[1] Vendor non-trade receivables derived from the sale of components to manufacturing vendors who manufacture products, components and other testing equipment for the Company. The Company purchases these components directly from other suppliers. The Company does not reflect the sale of these components to the contract manufacturers in its revenues.

(in thousands, except per share data)

NOTE 8: PROPERTY, PLANT AND EQUIPMENT, NET

	As of December 31,	
	2024	2023
Cost:		
Land	$ 1,087	$ 12,823
Buildings and plants	60,498	153,813
Computers and peripheral equipment	47,279	57,527
Office furniture and equipment	8,955	10,992
Laboratory and testing equipment	60,638	67,248
Machinery and equipment	209,906	362,363
Leasehold improvements	110,380	96,730
Assets under construction and payments on account	34,949	88,077
Gross property, plant and equipment	533,692	849,573
Less - accumulated depreciation	190,254	234,994
Total property, plant and equipment, net	$ 343,438	$ 614,579

During the year ended 2024, the Company identified certain conditions in which, events or changes in circumstances indicated that the carrying value of certain long-lived assets may not be recoverable and as a result conducted impairment assessments.

In September 2024, an impairment test for the Solar and Energy Storage asset group's long-lived assets was performed. The test included comparing the sum of the estimated undiscounted future cash flow attributable to the identified assets group and its carrying amounts, and recognizing an impairment for the amount to which the carrying amount exceeds the fair value of the assets groups.

Upon completion of such assessments, the Company disposed by abandonment and impaired certain property, plants and equipment, including but not limited to, machinery, buildings, plants, and assets under construction in the Solar and Energy Storage asset groups.

For the years ended December 31, 2024, 2023 and 2022, the Company recorded impairment and abandonment by disposal of property, plant, and equipment in the amount of $224,772, $25,168, and $649, respectively, under Other operating expense (income), net in the consolidated statements of income (loss) section.

Depreciation expenses for the years ended December 31, 2024, 2023 and 2022, were $51,966, $49,544 and $40,580, respectively.

(in thousands, except per share data)

NOTE 9: LEASES

The following table summarizes the Company’s lease-related assets and liabilities recorded in the consolidated balance sheets:

Description	Classification on the consolidated Balance Sheet	As of December 31, 2024	As of December 31, 2023
Assets:			
Operating lease assets, net of lease incentive obligation	Operating lease right-of use assets, net	$ 41,393	$ 64,167
Finance lease assets	Property, plant and equipment, net	46,610	49,926
Total lease assets		$ 88,003	$ 114,093
Liabilities:			
Operating leases short term	Accrued expenses and other current liabilities	$ 11,861	$ 17,704
Finance leases short term	Accrued expenses and other current liabilities	3,382	3,253
Operating leases long term	Operating lease liabilities	30,018	45,070
Finance leases long term	Finance lease liabilities	39,159	41,892
Total lease liabilities		$ 84,420	$ 107,919

The following table presents certain information related to the operating and finance leases:

	Year ended December 31, 2024	Year ended December 31, 2023
Finance leases:		
Finance lease cost	$ 4,100	$ 4,154
Weighted average remaining lease term in years	14.38	14.99
Weighted average annual discount rate	2.30%	2.30%
Operating leases:		
Operating lease cost	$ 17,503	$ 18,479
Weighted average remaining lease term in years	10.67	9.50
Weighted average annual discount rate	4.76%	3.68%

The following table presents supplemental cash flows information related to the lease costs for operating and finance leases:

	Year ended December 31, 2024	Year ended December 31, 2023
Cash paid for amounts included in measurement of lease liabilities:		
Operating cash flows for operating leases	$ 17,685	$ 17,930
Operating cash flows for finance leases	$ 350	$ 373
Financing cash flows for finance leases	$ 2,877	$ 2,794

The following table reconciles the undiscounted cash flows for each of the first five years and the total of the remaining years of the operating and finance lease liabilities recorded in the consolidated balance sheets:

	Operating Leases	Finance Leases
2025	$ 12,148	$ 3,418
2026	6,602	3,418
2027	4,050	3,949
2028	3,237	3,138
2029	2,403	3,212
Thereafter	23,492	32,676
Total lease payments	$ 51,932	$ 49,811
Less amount of lease payments representing interest	(10,053)	(7,270)
Present value of future lease payments	$ 41,879	$ 42,541
Less current lease liabilities	(11,861)	(3,382)
Long-term lease liabilities	$ 30,018	$ 39,159

As of December 31, 2024, the Company has a lease commitment for the initial term of the lease of approximately $255,500 for new offices in Israel, which has not yet commenced. The lease commitment is expected to commence during 2026. The initial term of the lease agreement is 15 years commencing on the transfer of possession, and with an option to extend the lease for additional periods of up to 10 years, subject to the conditions of the lease agreement.

(in thousands, except per share data)

NOTE 10: INTANGIBLE ASSETS, NET

During the year ended December 31, 2024, an impairment test for the Solar and Energy Storage asset group's long-lived assets was performed. The test included comparing the sum of the estimated undiscounted future cash flow attributable to the identified assets group and its carrying amounts, and recognizing an impairment for the amount to which the carrying amount exceeds the fair value of the assets groups.

The Company's impaired and disposed intangible assets in the amount of $22,438, which mainly relates to patents and licenses under the Solar asset group that are no longer relevant for the Company's continued and future operations, and technology related to the Energy Storage asset group.

Acquired intangible assets consisted of the following as of December 31, 2024, and 2023:

	As of December 31, 2024			As of December 31, 2023		
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Current technology	$ 10,675	$ (2,753)	$ 7,922	$ 26,990	$ (14,096)	$ 12,894
Customer relationships	1,526	(1,216)	310	3,193	(1,781)	1,412
Trade names	1,279	(464)	815	624	(94)	530
Assembled workforce	3,575	(3,575)	-	3,575	(2,582)	993
Patents	2,000	(1,381)	619	22,000	(2,484)	19,516
Total	$ 19,055	$ (9,389)	$ 9,666	$ 56,382	$ (21,037)	$ 35,345

Amortization expenses for the years ended December 31, 2024, 2023 and 2022, were $7,899, $7,652 and $9,096, respectively.

Expected future amortization expenses of intangible assets as of December 31, 2024 are as follows:

2025	$ 2,786
2026	2,211
2027	2,084
2028	998
2029	636
2030 and thereafter	951
	$ 9,666

(in thousands, except per share data)

NOTE 11: GOODWILL

Goodwill is assessed annually for impairment in the fourth quarter of each year and is examined between annual tests if events or circumstances arise that indicate that the carrying amount may be impaired.

In light of impairment indicators which include, among other factors, a sustained decline in the Company's stock price and, as a result, the Company's market capitalization, the Company decided to conduct an impairment test as of September 30, 2024.

The fair value of the reporting units was estimated using a discounted cash flow analysis.

The Company performed a qualitative assessment of its Energy Storage reporting unit in order to determine whether it was necessary to conduct the quantitative goodwill impairment test. Based on the results of this assessment, the Company acknowledged that it was more likely than not, that the fair value of said reporting unit was lower than its carrying value, and as such a quantitative goodwill impairment test was performed. Based on the results of the quantitative test, the Energy Storage reporting unit's goodwill was impaired in its entirety. This goodwill impairment was recorded under Other operating expense (income), net in the consolidated statements of income (loss) section.

As of December 31, 2024 the Company did not identify any additional indicators of impairment.

The Solar reporting unit was also examined. As a result of such quantitative testing, the Company determined that its fair value exceeds its carrying amount, and therefore no impairment was recorded.

The following summarizes the goodwill activity for the years ended December 31, 2024, and 2023:

	Solar	Energy Storage	Total
Goodwill at December 31, 2022	$ 28,768	$ 2,421	$ 31,189
Changes during the year:			
Acquisitions	12,266	-	12,266
Foreign currency adjustments	(402)	(57)	(459)
Goodwill at December 31, 2023	40,632	2,364	42,996
Changes during the year:			
Acquisitions	11,344	-	11,344
Impairment losses	-	(2,251)	(2,251)
Foreign currency adjustments	(3,596)	(113)	(3,709)
Goodwill at December 31, 2024	$ 48,380	$ -	$ 48,380

As of December 31, 2024 and December 31, 2023 there were $92,355 and $90,104 accumulated goodwill impairment losses, respectively.

(in thousands, except per share data)

NOTE 12: OTHER LONG TERM ASSETS

	As of December 31,	
	2024	2023
Cloud computing arrangements	29,366	13,666
Investments in privately held companies	20,976	7,650
Severance pay fund	9,185	9,241
Prepaid expenses and other	5,209	4,606
Total other long term assets	$ 64,736	$ 35,163

(in thousands, except per share data)

NOTE 13: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of December 31, 2024, the Company entered into forward contracts and put and call options to sell USD both, in the amount of NIS 100 million.

The fair values of outstanding derivative instruments were as follows:

	Balance sheet location	December 31, 2024	December 31, 2023
Derivative assets of options and forward contracts:			
Designated cash flow hedges	Prepaid expenses and other current assets	$ 1,262	$ 4,477
Non-designated hedges	Prepaid expenses and other current assets	-	410
Total derivative assets		$ 1,262	$ 4,887

Gains (losses) on derivative instruments are summarized below:

		Year ended December 31,		
	Affected line item	2024	2023	2022
Foreign exchange contracts				
Non Designated Hedging Instruments	Consolidated Statements of Income - Financial income (expense), net	$ 802	$ 2,337	$ 4,716
Designated Hedging Instruments	Consolidated Statements of Comprehensive Income - Cash flow hedges	$ (445)	$ (1,990)	$ (8,965)

See Note 22 for information regarding gains (losses) from designated hedging instruments reclassified from accumulated other comprehensive loss.

(in thousands, except per share data)

NOTE 14: FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures its cash equivalents and marketable securities, at fair value using the market approach valuation technique. Cash and cash equivalents and restricted cash are classified within Level 1 because these assets are valued using quoted market prices. Marketable securities and foreign currency derivative contracts are classified within level 2 due to these assets being valued by alternative pricing sources and models utilizing market observable inputs.

The following table sets forth the Company's assets that were measured at fair value as of December 31, 2024 and 2023 by level within the fair value hierarchy:

Description	Fair Value Hierarchy	Fair value measurements as of December 31, 2024	Fair value measurements as of December 31, 2023
Assets:			
Cash, cash equivalents and restricted cash:			
Cash	Level 1	$ 239,020	$ 309,521
Money market mutual funds	Level 1	$ 21,075	$ 22,311
Deposits	Level 1	$ 14,516	$ 6,636
Restricted cash	Level 1	$ 135,328	$ -
Derivative instruments	Level 2	$ 1,262	$ 4,887
Short-term marketable securities:			
Corporate bonds	Level 2	$ 289,856	$ 481,820
U.S. Treasury securities	Level 2	$ 12,594	$ 15,261
U.S. Government agency securities	Level 2	$ 8,829	$ 8,795
Non-U.S. Government securities	Level 2	$ -	$ 15,694
Long-term marketable securities:			
Corporate bonds	Level 2	$ 36,241	$ 339,681
U.S. Treasury securities	Level 2	$ -	$ 2,408
U.S. Government agency securities	Level 2	$ 6,356	$ 44,086
Non-U.S. Government securities	Level 2	$ -	$ 21,650

In addition to assets and liabilities that are recorded at fair value on a recurring basis, impairment indicators may subject goodwill and long-lived assets to nonrecurring fair value measurements. The implied fair values of the Solar and Energy Storage reporting units were estimated using the discounted cash flow approach (see Notes 10 and 11). The inputs to these models are considered Level 3.

(in thousands, except per share data)

NOTE 15: WARRANTY OBLIGATIONS

Changes in the Company's product warranty obligations for the years ended December 31, 2024, 2023 and 2022 were as follows:

	Year ended December 31,		
	2024	2023	2022
Balance, at the beginning of the period	$ 518,244	$ 385,057	$ 265,160
Accruals for warranty during the period	60,137	250,266	211,202
Changes in estimates	(5,345)	20,017	1,914
Settlements	(140,671)	(137,096)	(93,219)
Balance, at end of the period	432,365	518,244	385,057
Less current portion	(140,249)	(183,047)	(103,975)
Long term portion	$ 292,116	$ 335,197	$ 281,082

NOTE 16: DEFERRED REVENUES

Deferred revenues consist of deferred cloud-based monitoring services, communication services, warranty extension services and advance payments received from customers for the Company's products and other services. Deferred revenues are classified as short-term and long-term deferred revenues based on the period in which revenues are expected to be recognized.

Significant changes in the balances of deferred revenues during the period are as follows:

	Year ended December 31,		
	2024	2023	2022
Balance, at the beginning of the period	$ 255,443	$ 213,577	$ 169,345
Revenue recognized	(41,035)	(29,650)	(23,017)
Increase in deferred revenues and customer advances	157,511	71,516	67,249
Balance, at the end of the period	371,919	255,443	213,577
Less current portion	(140,870)	(40,836)	(26,641)
Long term portion	$ 231,049	$ 214,607	$ 186,936

The following table includes estimated revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of December 31, 2024:

2025	$ 140,870
2026	14,019
2027	11,947
2028	11,008
2029	10,668
Thereafter	183,407
Total deferred revenues	$ 371,919

(in thousands, except per share data)

NOTE 17: ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,	
	2024	2023
Accrued expenses	$ 164,493	$ 142,130
Government authorities	51,705	34,309
Operating lease liabilities	11,861	17,704
Accrual for sales incentives	11,671	5,862
Other	4,142	5,906
Total accrued expenses and other current liabilities	$ 243,872	$ 205,911

NOTE 18: CONVERTIBLE SENIOR NOTES

On September 25, 2020, the Company sold an aggregate principal amount of $632,500 of its 0.00% convertible senior notes, due 2025 (the "Notes 2025"). The Notes 2025 were sold pursuant to an indenture, dated September 25, 2020 (the "Indenture"), between the Company and U.S. Bank National Association, as trustee. The Notes 2025 do not bear regular interest and mature on September 15, 2025, unless earlier repurchased or converted in accordance with their terms. The Notes 2025 are general senior unsecured obligations of the Company. Holders may convert their Notes 2025 prior to the close of business on the business day immediately preceding June 15, 2025 in multiples of $1,000 principal amount, only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on December 31, 2020 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five-business-day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of the Notes 2025 for each trading day of that five consecutive trading day period was less than 98% of the product of the last reported sale price of the common stock and the conversion rate on each such trading day; or (3) upon the occurrence of specified corporate events as described in the Indenture. In addition, holders may convert their Notes 2025, in multiples of $1,000 principal amount, at their option at any time beginning on or after June 15, 2025, and prior to the close of business on the second scheduled trading day immediately preceding the stated maturity date of the Notes 2025, without regard to the foregoing circumstances. The initial conversion rate for the Notes 2025 was 3.5997 shares of common stock per $1,000 principal amount of Notes 2025, which is equivalent to an initial conversion price of approximately $277.80 per share of common stock, subject to adjustment upon the occurrence of certain specified events as set forth in the Indenture.

Upon conversion, the Company may choose to pay or deliver, as the case may be, cash, shares of common stock, or a combination of cash and shares of common stock.

In addition, upon the occurrence of a fundamental change (as defined in the Indenture), holders of the Notes 2025 may require the Company to repurchase all or a portion of their Notes 2025, in multiples of $1,000 principal amounts, at a repurchase price of 100% of the principal amount of the Notes 2025, plus any accrued and unpaid special interest to, but excluding the fundamental change repurchase date. If certain fundamental changes referred to as make-whole fundamental changes occur, the conversion rate for the Notes 2025 may be increased.

On June 28, 2024, the Company sold an aggregate principal amount of $300,000 of its 2.25% convertible senior notes, due in 2029 (the "Notes 2029"). The Notes 2029 were sold pursuant to an indenture, dated June 28, 2024 (the "Indenture 2029"), between the Company and U.S. Bank National Association, as trustee. The Notes 2029 will bear interest at a rate of 2.25% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2025. The Notes 2029 mature on July 1, 2029, unless repurchased, redeemed or converted in accordance with their terms prior to such date. The Notes 2029 are general senior unsecured obligations of the Company. Holders may convert their Notes 2029 at any time prior to the close of business on the business day immediately preceding April 1, 2029 in multiples of $1,000 principal amount, only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on September 30, 2024 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of the Notes 2029 for each trading day of that five consecutive trading day period was less than 98% of the product of the last reported sale price of the common stock and the conversion rate on each such trading day; or (3) upon the occurrence of specified corporate events or if the Company provides a notice of redemption as described in the Indenture 2029. In addition, holders may convert their Notes 2029, in multiples of $1,000 principal amount, at their option at any time beginning on or after April 1, 2029, and prior to the close of business on the second scheduled trading day immediately preceding the stated maturity date of the Notes 2029, without regard to the foregoing circumstances. The initial conversion rate for the Notes 2029 is 29.1375 shares of common stock per $1,000 principal amount of Notes 2029, which is equivalent to an initial conversion price of approximately $34.32 per share of common stock, subject to adjustment upon the occurrence of certain specified events as set forth in the Indenture 2029.

(in thousands, except per share data)

Upon conversion, the Company may choose to pay or deliver, as the case may be, cash, shares of common stock or a combination of cash and shares of common stock.

In addition, upon the occurrence of a fundamental change (as defined in the Indenture 2029), holders of the Notes 2029 may require the Company to repurchase all or a portion of their Notes 2029, in multiples of $1,000 principal amounts, at a repurchase price of 100% of the principal amount of the Notes 2029, plus any accrued and unpaid interest, if any, up to, but not including, the repurchase date. If certain fundamental changes referred to as make-whole fundamental changes occur, the conversion rate for the Notes 2029 may be increased.

The Notes 2029 are not redeemable prior to July 6, 2027. On or after July 6, 2027, the Company may redeem the Notes 2029 at its option if the last reported sale price of the common stock has been at least 130% of the conversion price, then in effect, for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on and including the trading day immediately preceding the date on which the Company provides notice of redemption, at a redemption price equal to 100% of the principal amount of the Notes 2029 to be redeemed, plus accrued and unpaid interest, if any, up to, but excluding, the redemption date.

The net proceeds from the offering of the Notes 2029 were approximately $293,200, after deducting fees and estimated expenses. Congruently, the Company has entered into capped call transactions (as detailed below). The Company used approximately $25,230 of the net proceeds from this offering to pay the cost of the capped call transactions. The Company also used approximately $267,900 of the net proceeds from this offering to repurchase $285,000 principal amount of its Notes 2025. The Company recorded under other income a gain of $15,456 from the partial repurchase of Notes 2025.

The Company accounts for the Notes 2029 at amortized cost, as a single unit of account on the balance sheet. The carrying value of the liability is represented by the face amount of the Notes 2029, less debt issuance costs, adjusted for any amortization of issuance costs. Issuance costs are being amortized as interest expense over the term of the Notes 2029, using the effective interest rate method.

The capped call transactions are expected generally to reduce the potential dilution to the common stock upon any conversion of the Notes 2029 and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Notes 2029, as the case may be, in the event that the market price per share of common stock, as measured under the terms of the capped call transactions, is greater than the strike price of the capped call transactions. The strike price initially corresponds to the conversion price of the Notes and is subject to customary anti-dilution adjustments. If, however, the market price per share of common stock exceeds $48.84, the initial cap price of the capped call transactions, there would nevertheless be unmitigated dilution and/or no offset of any cash payments, in each case, attributable to the amount by which the market price of the common stock exceeds the cap price. The cap price is subject to certain customary adjustments under the terms of the capped call transactions.

The capped call transactions are considered a freestanding instrument as they were entered into separately and apart from Notes 2029. In addition, the conversion or redemption of the Notes 2029 would not automatically result in the exercise of the capped call.

(in thousands, except per share data)

As the capped call transactions are indexed to the Company's common stock, they were recorded as a reduction of additional paid-in capital in the consolidated balance sheets.

On July 8, 2024 the Company sold to Goldman Sachs & Co. LLC, as representative of the several initial purchasers (the “Initial Purchasers”), and the Initial Purchasers purchased from the Company, $37,000 aggregate principal amount of additional Notes 2029. The additional Notes 2029 were sold pursuant to the Initial Purchasers’ exercise of the option granted by the Company to the Initial Purchasers to purchase additional Notes 2029, solely to cover over-allotments, under the purchase agreement.

The net proceeds from the exercise of the option granted by the Company to the Initial Purchasers of the Notes 2029 were approximately $36,237, after deducting fees and estimated expenses. Congruently, the Company has entered into additional capped call transactions. The Company used approximately $3,111 of the net proceeds from this offering to pay the cost of the additional capped call transactions. The Company intends to use the remainder of the net proceeds from the offering for general corporate purposes.

The Convertible Senior Notes consisted of the following as of December 31, 2024 and 2023:

	As of December 31,	
	2024	2023
Notes 2025		
Principal	$ 347,500	$ 632,500
Unamortized issuance costs	(1,195)	(5,119)
Net carrying amount Notes 2025	$ 346,305	$ 627,381
Notes 2029		
Principal	337,000	-
Unamortized issuance costs	(6,994)	-
Net carrying amount Notes 2029	330,006	-
Total notes carrying amount	$ 676,311	$ 627,381

Costs related to the Notes 2025 and the Notes 2029 were as follows:

	Year ended December 31,		
	2024	2023	2022
Notes 2025			
Debt issuance cost	$ 2,280	$ 2,930	$ 2,916
Notes 2029			
Debt issuance cost	$ 792	$ -	$ -
Contractual interest expense	$ 3,854	$ -	$ -

(in thousands, except per share data)

As of December 31, 2024, the unamortized issuance costs of the Notes 2025 and Notes 2029 will be amortized over the remaining term of approximately 8 months and 4.5 years, respectively.

The annual effective interest rate of Notes 2025 and Notes 2029 is 0.47%. and 2.75%, respectively.

As of December 31, 2024, the estimated fair value of Notes 2025 and Notes 2029, which the Company has classified as Level 2 financial instruments, is $324,913 and $241,363, respectively. The estimated fair value was determined based on the quoted bid price of the Convertible Senior Notes in an over-the-counter market on the last trading day of the reporting period.

As of December 31, 2024, the if-converted value of the Notes 2025 and Notes 2029 did not exceed the principal amount.

NOTE 19: OTHER LONG TERM LIABILITIES

	As of December 31,	
	2024	2023
Tax liabilities	$ 1,111	$ 3,577
Accrued severance pay	6,079	12,967
Other	1,236	1,900
	$ 8,426	$ 18,444

(in thousands, except per share data)

NOTE 20: STOCK CAPITAL

a. Common stock rights:

Common stock confers upon its holders the right to receive notice of, and to participate in, all general meetings of the Company, where each share of common stock shall have one vote for all purposes, to share equally, on a per share basis, in bonuses, profits, or distributions out of fund legally available therefor, and to participate in the distribution of the surplus assets of the Company in the event of liquidation of the Company.

b. Secondary public offering:

On March 17, 2022, the Company offered and sold 2,300,000 shares of the Company's common stock, at a public offering price of $295.00 per share. The shares of Common Stock were issued and sold in a registered offering pursuant to the underwriting agreement dated March 17, 2022, among the Company, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, and Morgan Stanley & Co. LLC (the "Underwriting Agreement"). All of the offered shares were issued at closing, including 300,000 shares of Common Stock that were issued and sold pursuant to the underwriters' option to purchase additional shares under the Underwriting Agreement, which was exercised in full on March 18, 2022.

The net proceeds to the Company were $650,526 after deducting underwriters' discounts of $27,140 and commissions of $834.

c. Equity Incentive Plans:

The Company's 2007 Global Incentive Plan (the "2007 Plan") was adopted by the board of directors on August 30, 2007. The 2007 Plan terminated upon the Company's IPO on March 31, 2015 and no further awards may be granted thereunder. All outstanding awards will continue to be governed by their existing terms and 379,358 available options for future grants were transferred to the Company's 2015 Global Incentive Plan (the "2015 Plan") and are reserved for future issuances under the 2015 plan. The 2015 Plan became effective upon the consummation of the IPO. The 2015 Plan provides for the grant of options, restricted stock units ("RSU"), performance stock units ("PSU"), and other share-based awards to directors, employees, officers, and non-employees of the Company and its subsidiaries. As of December 31, 2024, a total of 23,709,926 shares of common stock were reserved for issuance pursuant to stock awards under the 2015 Plan (the "Share Reserve"), an aggregate of 11,340,502 shares are still available for future grants.

The Share Reserve will automatically increase on January 1st of each year during the term of the 2015 Plan, commencing on January 1st of the year following the year in which the 2015 Plan becomes effective, in an amount equal to 5% of the total number of shares of capital stock outstanding on December 31st of the preceding calendar year; provided, however, that the Company's board of directors may determine that there will not be a January 1st increase in the Share Reserve in a given year or that the increase will be less than 5% of the shares of capital stock outstanding on the preceding December 31st.

The Company granted under its 2015 Plan, PSU awards to certain employees and officers which vest upon the achievement of certain performance or market conditions subject to their continued employment with the Company.

In 2021, the Company has also committed to issuing additional shares, which are subject to resale registration rights and which carry certain performance conditions (including business performance targets and a continued service relationship with the Company) and are treated as PSUs for accounting purposes.

(in thousands, except per share data)

The market condition for the PSUs is based on the Company's total shareholder return ("TSR") compared to the TSR of companies listed in the S&P 500 index over a one to three year performance period. Additionally, the Company granted PSUs, based on the average trading price of the Company's common stock based on the 30-Day Price, over a three year performance period, which are expected to vest if certain 30-Day Price levels are met. The Company uses a Monte-Carlo simulation to determine the grant date fair value for these awards, which takes into consideration the market price of a share of the Company's common stock on the date of grant less the present value of dividends expected during the requisite service period, as well as the possible outcomes pertaining to the TSR market condition. The Company recognizes such compensation expenses on an accelerated vesting method.

The aggregate maximum number of shares of common stock that may be issued on the exercise of incentive stock options is 10,000,000. As of December 31, 2024, an aggregate of 8,617,974 options are still available for future grants under the 2015 Plan.

A summary of the activity in stock options and related information is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term in years	Aggregate intrinsic Value
Outstanding as of December 31, 2021	474,280	$ 44.68	5.22	$ 112,479
Exercised	(135,008)	29.77	-	-
Forfeited or expired	(243)	5.01	-	-
Outstanding as of December 31, 2022	339,029	$ 50.64	4.86	$ 79,414
Vested and expected to vest as of December 31, 2022	338,345	$ 50.45	4.85	$ 79,315
Exercisable as of December 31, 2022	300,865	$ 38.52	4.58	$ 73,875
Outstanding as of December 31, 2022	339,029	$ 50.64	4.86	$ 79,414
Exercised	(21,613)	10.48	-	3,572
Outstanding as of December 31, 2023	317,416	$ 53.38	4.05	$ 17,366
Vested and expected to vest as of December 31, 2023	317,166	$ 53.24	4.05	$ 17,366
Exercisable as of December 31, 2023	307,719	$ 47.70	3.97	$ 17,366
Outstanding as of December 31, 2023	317,416	$ 53.38	4.05	$ 17,366
Exercised	(33,331)	5.18	-	750
Forfeited or expired	(666)	3.96	-	-
Outstanding as of December 31, 2024	283,419	$ 59.16	3.42	$ 17
Vested and expected to vest as of December 31, 2024	283,382	$ 59.13	3.44	$ 17
Exercisable as of December 31, 2024	282,196	$ 58.07	3.43	$ 17

The intrinsic value is the amount by which the closing price of the Company's common stock on December 31, 2024 or the price on the day of exercise exceeds the exercise price of the stock options multiplied by the number of in-the-money options.

(in thousands, except per share data)

The total intrinsic value of options exercised during the years ended December 31, 2024, 2023 and 2022 was $750, $3,572, and $37,948, respectively.

A summary of the activity in the RSUs and PSUs and related information is as follows:

	RSU		PSU	
	Number of Shares Outstanding	Weighted average grant date fair value	Number of Shares Outstanding	Weighted average grant date fair value
Unvested as of January 1, 2022	1,759,972	$ 189.25	108,595	$ 296.40
Granted	683,548	266.06	40,637	294.48
Vested	(805,872)	131.79	-	-
Forfeited	(149,133)	214.65	-	-
Unvested as of December 31, 2022	1,488,515	232.05	149,232	295.88
Granted	1,138,764	134.44	32,348	314.22
Vested	(661,967)	198.16	(107,165)	296.76
Forfeited	(105,026)	253.80	-	-
Unvested as of December 31, 2023	1,860,286	182.52	74,415	302.58
Granted	2,737,530	34.62	292,932	31.46
Vested	(749,031)	173.07	(14,543)	298.92
Forfeited	(453,438)	143.44	(18,550)	259.59
Unvested as of December 31, 2024	3,395,347	$ 70.62	334,254	$ 67.52

d. Employee Stock Purchase Plan:

The Company adopted an ESPP effective upon the consummation of the IPO. As of December 31, 2024, a total of 4,638,023 shares were reserved for issuance under this plan. The number of shares of common stock reserved for issuance under the ESPP will increase automatically on January 1st of each year, for ten years, by the lesser of 1% of the total number of shares of the Company's common stock outstanding on December 31st of the preceding calendar year or 487,643 shares. However, the Company's board of directors may reduce the amount of the increase in any particular year at their discretion, including a reduction to zero.

The ESPP is implemented through an offering every six months. According to the ESPP, eligible employees may use up to 15% of their salaries to purchase common stock up to an aggregate limit of $15 per participant for every six months plan. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the subscription date of each offering period or on the purchase date.

As of December 31, 2024, 1,798,312 shares of common stock had been purchased under the ESPP.

As of December 31, 2024, 2,839,711 shares of common stock were available for future issuance under the ESPP.

In accordance with ASC No. 718, the ESPP is compensatory and, as such, results in recognition of compensation cost.

(in thousands, except per share data)

e. Stock-based compensation expenses:

The Company recognized stock-based compensation expenses related to all stock-based awards in the consolidated statement of income (loss) for the years ended December 31, 2024, 2023 and 2022, as follows:

	Year ended December 31,		
	2024	2023	2022
Stock-based compensation expenses:			
Cost of revenues	$ 21,952	$ 23,200	$ 21,818
Research and development	62,546	66,944	63,211
Sales and marketing	27,328	30,987	31,017
General and administrative	25,425	28,814	29,493
Total stock-based compensation expenses	$ 137,251	$ 149,945	$ 145,539
Stock-based compensation capitalized:			
Inventory	$ 3,100	$ 2,460	$ -
Other long-term assets	1,926	1,666	380
Total stock-based compensation capitalized	$ 5,026	$ 4,126	$ 380

For the year ended December 31, 2024, no amounts were recorded in regard to tax benefits associated with share-based compensation.

The total tax benefits associated with share-based compensation for the years ended December 31, 2023 and 2022 were $27,551 and $7,747, respectively. The tax benefit realized from share-based compensation for the years ended December 31, 2023 and 2022 was $8,866 and $10,171, respectively.

As of December 31, 2024, there were total unrecognized compensation expenses in the amount of $234,913 related to non-vested equity-based compensation arrangements granted. These expenses are expected to be recognized during the period from January 1, 2025 through February 28, 2029.

f. Repurchase of Common Stock:

On November 1, 2023, the Company announced that the Company's Board of Directors approved a share repurchase program which authorizes the repurchase of up to $300,000 of the Company’s common stock. Under the share repurchase program, repurchases can be made using a variety of methods, which may include open market purchases, block trades, privately negotiated transactions, accelerated share repurchase programs and/or a non-discretionary trading plan or other means, including through 10b5-1 trading plans, all in compliance with the rules of the SEC and other applicable legal requirements. The timing, manner, price and amount of any common share repurchases under the share repurchase program are determined by the Company in its discretion and depend on a variety of factors, including legal requirements, price and economic and market conditions. The share repurchase program expired on December 31, 2024.

During year ended December 31, 2024, the Company repurchased 753,364 shares of common stock from the open market at an average cost of $66.63 per share for a total of $50,194.

SOLAREDGE TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
(in thousands, except per share data)

NOTE 21:   COMMITMENTS AND CONTINGENT LIABILITIES

a.   Guarantees:

As of December 31, 2024, contingent liabilities exist regarding guarantees in the amounts of $133,907, $11,071 and $1,558 in respect of securing projects with customers, office rent lease agreements and other transactions, respectively.

b.   Contractual purchase obligations:

The Company has contractual obligations to purchase goods and raw materials. These contractual purchase obligations relate to inventories and other purchase orders, which cannot be canceled without penalty. In addition, the Company acquires raw materials or other goods and services, including product components, by issuing authorizations to its suppliers to purchase materials based on its projected demand and manufacturing needs.

As of December 31, 2024, the Company had non-cancelable purchase obligations totaling approximately $390,270, out of which the Company recorded a provision for loss in the amount of $37,404.

As of December 31, 2024, the Company had contractual obligations for capital expenditures totaling approximately $35,021. These commitments reflect purchases of automated assembly lines and other machinery related to the Company's manufacturing process.

c.   Legal claims:

From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter.

On November 3, 2023, Daphne Shen, a purported stockholder of the Company, filed a proposed class action complaint for violation of federal securities laws, individually and putatively on behalf of all others similarly situated, in the U.S District Court of the Southern District of New York against the Company, the Company's CEO and the Company's CFO. The complaint alleges violations of Section 10(b) and Rule 10b-5 of the Exchange Act, as well as violations of Section 20(a) of the Exchange Act against the individual defendants. The complaint seeks class certification, damages, interest, attorneys' fees, and other relief. On December 13, 2023, Javier Cascallar filed a similar proposed class action. On January 2, 2024, six purported lead plaintiffs filed motions in the Shen litigation seeking to consolidate the Cascallar and Shen litigations and appoint lead plaintiffs and lead counsel pursuant to the procedures of the Private Securities Litigation Reform Act of 1995.

On February 7, 2024, the Court consolidated the two actions (the "Consolidated Securities Litigation"), and appointed co-lead plaintiffs (the "Plaintiffs") and lead counsel. On April 22, 2024, the co-lead Plaintiffs filed an amended complaint adding two additional officers. The amended complaint made substantially similar allegations and claims. Defendants moved to dismiss the amended complaint on July 15, 2024 (the "Motion"), and the motion was fully briefed as of September 17, 2024. On December 4, 2024, the Court issued an order granting in part the Motion, dismissing all allegations except those relating to two purported misstatements, characterizing inventory levels as low. The Court allowed the Plaintiffs to again amend their complaint, and they filed a Second Amended Complaint on January 3, 2025. On February 10, 2025, Defendants moved to dismiss the Second Amended Complaint insofar as it attempts to resurrect any of the allegations dismissed in the Court's December 4 order. Discovery remains stayed pending the Court's ultimate decision on the motion to dismiss the Second Amended Complaint.

(in thousands, except per share data)

On March 15, 2024, Abdul Hirani filed a purported derivative complaint in the United States District Court for the Southern District of New York against certain current and former SolarEdge executive officers and board members, including Zvi Lando, Ronen Faier, Nadav Zafrir, Betsy Atkins, Marcel Gani, Dana Gross, Dirk Hoke, Avery More, and Tal Payne. The Hirani complaint makes largely the same allegations as those in the abovementioned securities litigation, namely, that the Company failed to disclose information about SolarEdge's inventory in Europe and cancellation rates from European distributors, which allegedly resulted in material misstatements about the Company's business and prospects in its quarterly filings. The Hirani complaint contends that defendants' role in allowing those alleged misstatements to be made constitutes (i) breach of fiduciary duty, (ii) aiding and abetting breach of fiduciary duty, (iii) unjust enrichment, (iv) waste of corporate assets, and (v) securities fraud under Section 10(b) of the Exchange Act. The complaint seeks compensatory and punitive damages, interest, attorneys' fees, and other relief.

On June 10, 2024, Jonathan Blaufarb filed a second purported derivative complaint in the United States District Court for the Southern District of New York against the same defendants as those named in the Hirani complaint as well as Lior Danziger and J.B. Lowe. The Blaufarb complaint makes largely the same allegations as those in the complaint in the abovementioned securities litigation and seeks declaratory relief, corporate governance reforms, damages, restitution, attorneys' fees, and other relief. It also pleads the same counts as those in the Hirani complaint, as well as additional counts for abuse of control and gross mismanagement. Defendants accepted service of the Hirani and Blaufarb complaints via stipulation that was so-ordered on July 12, 2024, and the two cases were consolidated with the Hirani matter designated as the lead case. September 9, 2024 the parties agreed to stay the Hirani and Blaurarb actions pending a decision on the motion to dismiss in the Consolidated Securities Litigation. The parties have agreed to keep the stay in place pending a decision on the motion to dismiss the plaintiffs' Second Amended Complaint in the Consolidated Securities Litigation.

On August 7, 2024, Edwin Isaac filed a purported derivative complaint in the United States District Court for the District of Delaware against the same defendants as those named in the Consolidated Derivative Actions. The Isaac complaint makes largely the same allegations as those in the Daphne Shen and Javier Cascallar cases. It also pleads the similar counts to those in the aforementioned securities claims, including (i) breach of fiduciary duty, (ii) contribution, (iii) violation of Section 14(a) of the Exchange Act and SEC Rule 14a-9, (iv) unjust enrichment, (v) waste of corporate assets, and (vi) aiding and abetting breach of fiduciary duty. The complaint seeks declaratory relief, damages, interest, unspecified equitable relief, attorneys' fees, and other relief. The parties are conferring on service of process and a possible stay of proceedings pending resolution of the motion to dismiss in the consolidated securities litigation.

Due to the early stage of these proceedings, we cannot reasonably estimate the potential range of loss, if any, or the likelihood of a potential adverse outcome. The Company disputes the allegations of wrongdoing and intends to vigorously defend against them.

In August 2019, the Company was served with a lawsuit filed in the civil courts of Milan, Italy against the Italian subsidiary of SolarEdge e-Mobility S.r.l (previously SMRE S.p.A) that purchased the shares of SolarEdge e-Mobility in the tender offer that followed the SolarEdge e-Mobility Acquisition by certain former shareholders of SolarEdge e-Mobility who tendered their shares. The lawsuit asked for damages of approximately $3,000, representing the difference between the amount for which they tendered their shares (6 Euro per share) and 6.7 Euros per share. On December 6, 2023, the courts of Milan rendered a decision ordering SolarEdge to pay, in favor of each plaintiff, the difference between the price paid (6 Euro per share) and 6.44 Euro per share, i.e. 0.44 euros per share for a total payment of approximately $1.6 million Euros. The Company has paid the amount due under the judgement and appealed this decision. The first hearing was held on November 27, 2024, and the case was adjourned to January 14, 2026.

On January 13, 2025, Stellantis Europe s.p.a. ("Stellantis") submitted an application for injunctive relief, to the Court of Turin, Italy, claiming that SolarEdge e-Mobility was allegedly in breach of contract. The application for injunctive relief is aimed at obtaining the following interim measures: i) order the Company to resume supply of spare parts and technical assistance activities in favor of Stellantis; and ii) to order the Company to pay a penalty of 100,000 Euro for each day of delay in fulfilling the order above. The Company disputes the allegations of wrongdoing and intends to vigorously defend against them.

As of December 31, 2024, the Company recorded an accrual of $350 for legal claims which was recorded under accrued expenses and other current liabilities.

(in thousands, except per share data)

NOTE 22: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Unrealized gains (losses) on available-for-sale marketable securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustments on intra-entity transactions that are of a long-term investment in nature	Unrealized gains (losses) on foreign currency translation	Total
Beginning balance as of January 1, 2022	$ (4,709)	$ 874	$ (17,420)	$ (6,064)	$ (27,319)
Revaluation	(26,944)	(9,890)	(20,540)	(1,875)	(59,249)
Tax on revaluation	5,583	925	-	-	6,508
Other comprehensive loss before reclassifications	(21,361)	(8,965)	(20,540)	(1,875)	(52,741)
Reclassification	736	7,024	-	-	7,760
Tax on reclassification	(115)	(694)	-	-	(809)
Losses reclassified from accumulated other comprehensive income	621	6,330	-	-	6,951
Net current period other comprehensive loss	(20,740)	(2,635)	(20,540)	(1,875)	(45,790)
Ending balance as of December 31, 2022	$ (25,449)	$ (1,761)	$ (37,960)	$ (7,939)	$ (73,109)
Revaluation	25,898	(1,973)	(5,375)	5,409	23,959
Tax on revaluation	(5,487)	(17)	-	-	(5,504)
Other comprehensive income (loss) before reclassifications	20,411	(1,990)	(5,375)	5,409	18,455
Reclassification	107	8,325	-	-	8,432
Tax on reclassification	(29)	(634)	-	-	(663)
Losses reclassified from accumulated other comprehensive income	78	7,691	-	-	7,769
Net current period other comprehensive (income) loss	20,489	5,701	(5,375)	5,409	26,224
Ending balance as of December 31, 2023	$ (4,960)	$ 3,940	$ (43,335)	$ (2,530)	$ (46,885)
Revaluation	8,782	(678)	(35,379)	3,890	(23,385)
Tax on revaluation	(1,995)	233	-	-	(1,762)
Other comprehensive income (loss) before reclassifications	6,787	(445)	(35,379)	3,890	(25,147)
Reclassification	(2,966)	(2,538)	-	-	(5,504)
Tax on reclassification	754	305	-	-	1,059
Losses reclassified from accumulated other comprehensive income	(2,212)	(2,233)	-	-	(4,445)
Net current period other comprehensive income (loss)	4,575	(2,678)	(35,379)	3,890	(29,592)
Ending balance as of December 31, 2024	$ (385)	$ 1,262	$ (78,714)	$ 1,360	$ (76,477)

(in thousands, except per share data)

The following table provides details about reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2024, 2023 and 2022:

Details about Accumulated Other Comprehensive Income (Loss) Components	Amount Reclassified from Accumulated Other Comprehensive Income (Loss)			Affected Line Item in the Statement of Income (loss)
	2024	2023	2022	
Unrealized gains (losses) on available-for-sale marketable securities				
	$ 2,966	$ (107)	$ (736)	Financial income (expenses), net
	(754)	29	115	Income taxes
	$ 2,212	$ (78)	$ (621)	Total, net of income taxes
Unrealized gains (losses) on cash flow hedges				
	296	(964)	(801)	Cost of revenues
	1,487	(4,981)	(4,142)	Research and development
	327	(1,057)	(959)	Sales and marketing
	428	(1,323)	(1,122)	General and administrative
	$ 2,538	$ (8,325)	$ (7,024)	Total, before income taxes
	(305)	634	694	Income taxes
	2,233	(7,691)	(6,330)	Total, net of income taxes
Total reclassifications for the period	$ 4,445	$ (7,769)	$ (6,951)	

(in thousands, except per share data)

NOTE 23: EARNINGS (LOSS) PER SHARE

The following table presents the computation of basic and diluted earnings (loss) per share ("EPS"):

	Year ended December 31,		
	2024	2023	2022
Basic EPS:			
Numerator:			
Net income (loss)	$ (1,806,357)	$ 34,329	$ 93,779
Denominator:			
Shares used in computing net earnings (loss) per share of common stock, basic	57,082,182	56,557,106	55,087,770
Diluted EPS:			
Numerator:			
Net income (loss) attributable to common stock, basic	$ (1,806,357)	$ 34,329	$ 93,779
Notes due 2025	-	-	2,203
Net income (loss) attributable to common stock, diluted	$ (1,806,357)	$ 34,329	$ 95,982
Denominator:			
Shares used in computing net earnings (loss) per share of common stock, basic	57,082,182	56,557,106	55,087,770
Notes due 2025	-	-	2,276,818
Effect of stock-based awards	-	680,412	736,061
Shares used in computing net earnings (loss) per share of common stock, diluted	57,082,182	57,237,518	58,100,649
Earnings (loss) per share:			
Basic	$ (31.64)	$ 0.61	$ 1.70
Diluted	$ (31.64)	$ 0.60	$ 1.65

(in thousands, except per share data)

The following outstanding shares of common stock equivalents were excluded from the calculation due to their antidilutive nature:

	Year ended December 31,		
	2024	2023	2022
Stock-based awards	2,203,364	666,217	773,853
Notes 2025	2,056,978	2,276,818	-
Notes 2029[1]	2,521,310	-	-
Total shares excluded	6,781,652	2,943,035	773,853

[1] In conjunction with the issuance of the Notes 2029 in June 2024, the Company used approximately $25,230 of the net proceeds from this offering to pay the cost of the capped call transactions. In July 2024, following a subsequent issuance of the Notes 2029, $3,111 of net proceeds were used to pay the cost of capped call transactions. In accordance with FASB ASC 260, antidilutive contracts, such as purchased call options are excluded from the computation of diluted net income (loss) per share. Accordingly, any potential impact resulting from capped call transaction is excluded from the Company's computation of diluted net income (loss) per share.

NOTE 24: OTHER OPERATING EXPENSES, NET

	Year ended December 31,		
	2024	2023	2022
Impairment of intangible assets and goodwill	$ 24,674	$ 5,622	$ 118,492
Impairment and disposal by abandonment of property, plant and equipment	224,772	25,168	649
Other	10,081	524	(2,603)
Total other operating expense, net	$ 259,527	$ 31,314	$ 116,538

(in thousands, except per share data)

NOTE 25: RESTRUCTURING AND OTHER EXIT ACTIVITIES

On January 21, 2024, the Company announced the adoption of a restructuring plan in response to challenging industry conditions (the "Restructuring Plan"). Under the Restructuring Plan, the Company reduced its headcount by approximately 900 over the first half of 2024 in an involuntary workforce reduction. The adoption of the Restructuring Plan follows the Company's previous measures taken to align with current market conditions, including termination of manufacturing in Mexico, reduction of manufacturing capacity in China, and discontinuation of the Company's light commercial vehicle e-mobility activity. On July 15, 2024, the Company announced additional workforce reductions, resulting in the layoff of 400 employees.

On November 27, 2024, the Company announced the closure of its Energy Storage Division. Under the closure, the Company expects to reduce its headcount by approximately 500 employees, primarily employees working in manufacturing positions in South Korea. This closure and associated headcount reduction represented approximately 12% of the Company's overall employee population, at the time, almost all of whom will be dismissed over the first half of 2025. The Company determined that the discontinuation of its Energy Storage activity does not represent a strategic shift that will have a major effect on the Company's operations and financial results and therefore it did not meet the criteria for discontinued operations classification.

Restructuring and other exit charges for the year ended December 31, 2024 by segments and type of cost were as follows:

	Solar		All other			
	Employee termination costs	Contract termination and other	Employee termination costs	Inventory write-down	Contract termination and other	Total
Cost of revenues	$ 1,939	$ 13,388	$ 82	$ 6,918	$ 17,921	$ 40,248
Research and development	3,560	248	560	-	-	4,368
Sales and marketing	1,113	-	115	-	-	1,228
General and administrative	568	118	262	-	-	948
Other operating expenses	-	-	-	-	2,356	2,356
Total	$ 7,180	$ 13,754	$ 1,019	$ 6,918	$ 20,277	$ 49,148

Restructuring and other exit charges for the year ended December 31, 2023 by segments and type of cost were as follows:

	Solar		All other			
	Employee termination costs	Contract termination and other	Employee termination costs	Inventory write-down	Contract termination and other	Total
Cost of revenues	$ 2,561	$ 20,593	$ -	$ 27,159	$ 9,489	$ 59,802
Sales and marketing	-	-	4	-	-	4
General and administrative	-	-	297	-	87	384
Total	$ 2,561	$ 20,593	$ 301	$ 27,159	$ 9,576	$ 60,190

For the year ended December 31, 2022, the Company recorded $4,314 of inventory write-downs in cost of revenues as a result of Critical Power's discontinuation.

The Company's liability balance for the restructuring and other exit charges is as follows:

	Employee termination costs	Inventory write-down [1]	Contract termination and other
Balance as of January 1, 2024	$ 2,373	$ 27,774	$ 30,393
Charges	8,199	6,918	34,031
Cash payments	(9,499)	-	(40,491)
Non-cash utilization and other	-	(34,692)	-
Balance as of December 31, 2024	$ 1,073	$ -	$ 23,933

[1] Inventory write-down is included under Inventories, net on the balance sheet.

The total amount expected to be incurred for restructuring and other exit charges, which primarily consists of contract and employee terminations related to the all other segment, is $6,765.

(in thousands, except per share data)

NOTE 26: INCOME TAXES

a. Tax rates in the U.S:

The Company is subject to U.S. federal tax at the rate of 21%.

On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") was signed into law making significant changes to U.S. income tax law. These changes include, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years 2018 onwards and created new taxes on certain foreign-sourced earnings and certain related-party payments - the Global Intangible Low Taxed Income ("GILTI"). Furthermore, changes introduced by the Tax Act to Section 174 of the Internal Revenue Code, that came into effect on January 1, 2022, require taxpayers to amortize research and development expenditures over five years (if incurred in the U.S.) or fifteen years (if incurred outside the U.S.), thereby increasing taxable income and payable tax.

The Tax Act required the Company to pay U.S. income taxes on accumulated foreign subsidiaries earnings not previously subject to U.S. income tax at a rate of 15.5% to the extent of foreign cash and certain other net current assets and 8% on the remaining earnings. The total tax liability was calculated to approximately $8,500, which are paid over the eight-year period provided in the Tax Act (ending 2025).

b. Corporate tax in Israel:

The taxable income of Israeli companies is subject to corporate tax at the rate of 23%. The Israeli Subsidiary is also eligible for tax benefits as further described in note 26j.

c. Carryforward tax losses:

As of December 31, 2024, the foreign subsidiaries have carryforward tax losses of $1,292 which do not have an expiration date.

d. Deferred taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(in thousands, except per share data)

Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,	
	2024	2023
Deferred tax assets, net:		
Research and Development carryforward expenses	$ 15,857	$ 25,527
Carryforward tax losses(1)	219,341	44,294
Stock based compensation expenses	38,499	28,715
Deferred revenue	12,999	13,244
Lease liabilities	10,634	12,872
Inventory Impairment	10,833	11,136
Foreign currency translation	13,672	4,985
Property, plant and equipment	11,662	-
Allowance and other reserves	20,549	17,367
Total Gross deferred tax assets, net	354,046	158,140
Less, Valuation Allowance	(331,816)	(51,245)
Total deferred tax assets, net	22,230	106,895
Deferred tax liabilities, net:		
Intercompany transactions	(4,200)	(4,470)
Right-of-use assets	(11,066)	(13,353)
Purchase price allocation	(3,149)	(4,129)
Property, plant and equipment	(4,377)	(5,481)
Other	(549)	-
Total deferred tax liabilities, net	$ (23,341)	$ (27,433)
Recorded as:		
Deferred tax assets, net	$ -	$ 80,912
Deferred tax liabilities, net	(1,111)	(1,450)
Net deferred tax assets (liabilities)	$ (1,111)	$ 79,462

(1) Related to deferred tax assets that would only be realizable upon the generation of net income in certain foreign jurisdictions.

The Company's Israeli Subsidiary's tax-exempt profit from Benefited Enterprises (as defined in note 26j) is permanently reinvested, Therefore, deferred taxes have not been provided for such tax-exempt income.

The Company may incur additional tax liability in the event of intercompany dividend distributions by some of its subsidiaries. Such additional tax liability in respect of these subsidiaries has not been provided for in the Financial Statements as the Company's management and the Board of Directors has determined that the Company intends to reinvest earnings of its subsidiaries indefinitely.

(in thousands, except per share data)

e. Uncertain tax positions are comprised as follows:

	December 31,		
	2024	2023	2022
Balance, at the beginning of the period	$ 15,908	$ 2,756	$ 2,192
Increases related to current year tax positions	-	1,502	564
Increase for tax positions related to prior years	16,418	11,778	-
Decreases related to prior year tax positions	-	(128)	-
Balance, at end of the period	$ 32,326	$ 15,908	$ 2,756

The total amount of gross unrecognized tax benefits above would affect the Company's effective tax rate, if recognized.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. As of December 31, 2024 and 2023, the Company accrued $9,165 and $2,927, respectively. The total amount of penalties and interest were not material as of December 31, 2022.

It is reasonably possible that the Company’s gross unrecognized tax benefits will decrease by an insignificant amount in the next 12 months, primarily due to the lapse of the statute of limitations.

f. Income (loss) before income taxes are comprised as follows:

	Year ended December 31,		
	2024	2023	2022
Domestic	$ (4,169)	$ 49,758	$ 47,324
Foreign	(1,704,142)	31,341	129,831
Income (loss) before income taxes	$ (1,708,311)	$ 81,099	$ 177,155

g. Income taxes (tax benefit) are comprised as follows:

	Year ended December 31,		
	2024	2023	2022
Current taxes:			
Domestic	$ 4,036	$ 42,960	$ 56,958
Foreign	12,905	46,531	37,473
Total current taxes	16,941	89,491	94,431
Deferred taxes:			
Domestic	18,163	(2,244)	(8,955)
Foreign	61,046	(40,827)	(2,100)
Total deferred taxes	79,209	(43,071)	(11,055)
Income taxes, net	$ 96,150	$ 46,420	$ 83,376

(in thousands, except per share data)

h. Reconciliation of theoretical tax expense to actual tax expense:

The differences between the statutory tax rate of the Company and the effective tax rate are result of a variety of factors, including different effective tax rates applicable to non-US subsidiaries that have tax rates different than the Company tax rate; valuation allowance on deferred tax assets related to losses and other deferred tax assets, where the Company does not foresee the realization of the same; and tax-exempt IRA credits.

A reconciliation between the theoretical tax expense and the actual tax expense as reported in the consolidated statements of income (loss) is as follows:

	Year ended December 31,		
	2024	2023	2022
Statutory tax rate	21%	21%	21%
Effect of:			
Income tax at rate other than the U.S. statutory tax rate	(0.64)%	(37.3)%	(10.8)%
Losses and timing differences for which valuation allowance was provided	(26.09)%	27.7%	5.2%
Prior year income taxes (benefit)	(0.03)%	(1.0)%	2.9%
R&D Capitalization and other effects of TCJA	-%	42.5%	18.9%
Non-deductible expenses	(2.85)%	4.5%	13.2%
IRA tax benefits	2.85%	-%	-%
Other individually immaterial income tax items, net	0.13%	(0.2)%	(3.3)%
Effective tax rate	(5.63)%	57.2%	47.1%

The change in effective tax rate for the year ended December 31, 2024 compared to the year ended December 31, 2023, is mainly due to the Company transitioning to a significant loss position in 2024 and the valuation allowance recorded against the tax benefit of such loss, as well as the valuation allowance booked against deferred tax assets of the Company and its subsidiaries from previous years. These, together with expenses that are not deductible for tax purposes, decreased the tax benefit of said loss, and were partially offset by the tax benefit of AMPTCs the Company generated during the year from its U.S manufacturing of eligible products and ITCs the Company purchased during 2024 from third parties.

i. Tax assessments:

The Israeli tax authorities issued tax orders for tax years 2016-2018 against the Company's Israeli Subsidiary, challenging the subsidiary's positions on several issues. The Israeli Subsidiary has protested the orders before the Central District Court in Israel.
The Company believes it has adequately provided for these items, however adverse results could have a material impact on the Company's financial statements.

As of December 31, 2024, the Company and certain of its subsidiaries filed U.S. federal and various state and foreign income tax returns. The statute of limitations relating to the consolidated U.S. federal income tax return is closed for all tax years up to and including 2020.

The statute of limitations related to tax returns of the Company's Israeli Subsidiary for all tax years up to and including 2015 has lapsed.

The statute of limitations related to tax returns of the Company's other subsidiaries has lapsed for part of the tax years, which differs between the different subsidiaries.

(in thousands, except per share data)

j. Tax benefits for Israeli companies under the Law for the Encouragement of Capital Investments, 1959 (the “Investments Law”):

The Israeli Subsidiary elected tax year 2012 as a "Year of Election" for “Benefited Enterprise” status under the Investments Law. According to the Investments Law, the Israeli Subsidiary elected to participate in the alternative benefits program which provides certain benefits, including tax exemptions and reduced tax rates (which depend on, inter alia, the geographic location in Israel). Income not eligible for Benefited Enterprise benefits is taxed at a regular corporate tax rate.

Upon meeting the requirements under the Investments Law, undistributed income derived from Benefited Enterprise from productive activity will be exempt from tax for two years from the year in which the Israeli Subsidiary first has taxable income (“exempt period”), provided that 12 years have not passed from the beginning of the year of election.

On October 24, 2018, the Company’s Israeli Subsidiary received an approval from the Israeli Tax Authorities confirming the applicability of the two-year tax exemption as provided in the Investments Law until December 31, 2018. As of December 31, 2018, approximately $289,900 was derived from tax exempt profits earned by the Israeli Subsidiary “Benefited Enterprises” in the two tax years exempt period, tax years 2017 - 2018. The Company has determined that such tax-exempt income will not be distributed as dividends and intends to reinvest the amount of its tax-exempt income earned by the Israeli Subsidiary. Accordingly, no provision for deferred income taxes has been provided on income attributable to the Israeli Subsidiary “Benefited Enterprises” as such income is essentially permanently reinvested.

If the Israeli Subsidiary’s retained tax-exempt income is distributed, the income would be taxed at the applicable corporate tax rate which depends on the foreign ownership in each tax year.

Pursuant to amendment 73 to the Investments Law (“2017 Amendment"), a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

The 2017 Amendment also prescribes special tax tracks for preferred technological enterprises (“PTE”), which are subject to rules that were issued by the Ministry of Finance.

On June 14, 2017, the Encouragement of Capital Investments Regulations (Preferred Technological Income and Capital Gain for Technological Enterprise), 2017 (“Regulations”) were published.

The Regulations describe, inter alia, the mechanism used to determine the calculation of the benefits under the PTE regime. According to these regulations, a company that complies with the terms under the PTE regime may be entitled to certain tax benefits with respect to income generated during the company’s regular course of business and derived from the preferred intangible asset, excluding income derived from intangible assets used for marketing and income attributed to production activity.

(in thousands, except per share data)

A PTE, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property, or 6% if its annual revenues exceed NIS 10 billion ("Threshold"). The Israeli Subsidiary notified the ITA of its election to implement the PTE with effect from January 1, 2019, and its PTE income was subject to a 12% tax rate for the years 2019-2021, and in 2022-2023 to a 6% tax rate as the group surpassed the Threshold. In 2024, the Company incurred losses for tax purposes.

Tax Benefits for Research and Development:

Israeli tax law (section 20A to the Israeli Tax Ordinance (New Version), 1961) allows a tax deduction for research and development expenses, including capital expenses, in the year in which they are paid. Such expenses must relate to scientific research in industry, agriculture, transportation or energy, and must be approved by the relevant Israeli government ministry, determined by the field of research. Expenses incurred in scientific research that are not approved by the relevant government ministry are amortized over a three-year period starting from the tax year in which they are paid. The Company's Israeli Subsidiary submitted a formal request to the relevant government ministry in order to obtain such approval for tax years 2019-2021 and intends to submit a similar request with respect to tax year 2023.

k. Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

Some of the Company's Israeli Subsidiaries claim tax benefits as 'industrial companies' under the Law for the Encouragement of Industry (Taxes), 1969, Such benefits consist mainly of accelerated depreciation and amortization of patents and certain other intangible property and the ability to file consolidated tax returns.

(in thousands, except per share data)

NOTE 27: FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,		
	2024	2023	2022
Exchange rate (loss) gain, net	$ (13,513)	$ 24,181	$ (1,547)
Interest income on marketable securities	17,893	25,668	10,551
Allowance for credit losses allocated to loan receivables	(17,528)	(144)	-
Convertible note	(6,926)	(2,930)	(2,916)
Hedging	802	2,337	4,716
Financing component expenses related to ASC 606	(11,805)	(9,773)	(7,038)
Bank charges	(1,242)	(1,418)	(1,584)
Interest income	16,427	7,494	2,932
Interest expense	(1,156)	(1,269)	(1,530)
Other	2,478	(2,934)	166
Total financial income (expenses), net	$ (14,570)	$ 41,212	$ 3,750

NOTE 28: SEGMENT, GEOGRAPHIC AND PRODUCT INFORMATION

a. Segment Information:

The Company identified one operating segments as reportable – the Solar segment. The other operating segments are insignificant individually and therefore their results are presented together under “All other”.

The Company's Chief Executive Officer, who is the chief operating decision maker (“CODM”), makes resource allocation decisions and assesses performance based on financial information presented on a consolidated basis, accompanied by disaggregated information about revenues and contributed profit by the operating segments.

The Company does not allocate to its operating segments revenue recognized due to advance payments received for performance obligations that extend for a period greater than one year (“financing component”), related to Accounting Standard Codification 606, “Revenue from Contracts with Customers” (ASC 606).

Segment profit (loss) is comprised of gross profit (loss) for the segment less operating expenses that do not include amortization and impairment of purchased intangible assets, stock based compensation expenses, restructuring charges, discontinued activity charges and certain other items.

The Company manages its assets on a group basis, not by segments, as many of its assets are shared or co-mingled. The Company’s CODM does not regularly review asset information by segments and, therefore, the Company does not report asset information by segment.

The Solar segment includes the design, development, manufacturing, and sales of an intelligent inverter solution designed to maximize power generation at the individual PV module level and batteries for PV applications. The Solar segment solution consists mainly of the Company’s power optimizers, inverters, batteries and cloud-based monitoring platform.

The “All other” category includes automated machines, energy storage and e-Mobility (in prior periods).

(in thousands, except per share data)

The following tables presents information on reportable segments profit (loss) for the period presented:

	Year ended December 31, 2024	
	Solar	All other
Revenues	$ 842,440	$ 58,032
Less:		
Direct costs of goods	480,001	50,746
Salaries	349,889	16,792
Inventory costs	683,543	73,568
Shipment and logistics	69,968	760
Warranty	70,031	(1,589)
Depreciation	46,180	1,577
Other directly related overhead costs	50,077	4,175
Other[1]	226,148	33,145
Segments profit (loss)	$ (1,133,397)	$ (121,142)

	Year ended December 31, 2023	
	Solar	All other
Revenues	$ 2,815,539	$ 160,155
Less:		
Direct costs of goods	1,188,078	154,774
Salaries	378,051	31,190
Inventory costs	22,545	10,397
Shipment and logistics	205,122	5,002
Warranty	313,173	(2,987)
Depreciation	43,179	1,972
Other directly related overhead costs	45,939	4,851
Other[1]	254,935	29,449
Segments profit (loss)	$ 364,517	$ (74,493)

(in thousands, except per share data)

	Year ended December 31, 2022	
	Solar	**All other**
Revenues	$ 2,921,175	$ 188,490
Less:		
Direct costs of goods	1,282,650	156,927
Salaries	338,062	40,163
Inventory costs	9,301	256
Shipment and logistics	249,159	8,593
Warranty	235,214	4,458
Depreciation	34,255	2,004
Other directly related overhead costs	37,653	4,587
Other[1]	248,019	16,639
Segments profit (loss)	$ 486,862	$ (45,137)

[1] Represents marketing, bad debt and other production related costs.

The following table presents information on reportable segments reconciliation to consolidated revenues for the periods presented:

	Year ended December 31,		
	2024	**2023**	**2022**
Solar segment revenues	$ 842,440	$ 2,815,539	$ 2,921,175
All other segment revenues	58,032	160,155	188,490
Revenues from financing component	984	834	614
Consolidated revenues	$ 901,456	$ 2,976,528	$ 3,110,279

(in thousands, except per share data)

The following table presents information on reportable segments reconciliation to consolidated operating income for the periods presented:

	Year ended December 31,		
	2024	2023	2022
Solar segment profit	$ (1,133,397)	$ 364,517	$ 486,862
All other segment loss	(121,142)	(74,493)	(45,137)
Segments operating profit	(1,254,539)	290,024	441,725
Amounts not allocated to segments:			
Stock based compensation expenses	(137,251)	(149,945)	(145,539)
Amortization and depreciation of acquired assets	(8,017)	(7,969)	(9,478)
Impairment and disposal by abandonment of long-lived assets	(251,823)	(30,790)	(119,141)
Restructuring and other exit activities	(49,148)	(60,190)	(4,314)
Other unallocated income (expenses), net	(7,510)	(925)	2,867
Consolidated operating income (loss)	(1,708,288)	40,205	166,120
Financial income (expense), net	(14,570)	41,212	3,750
Other income (loss), net	14,547	(318)	7,285
Income (loss) before income taxes	$ (1,708,311)	$ 81,099	$ 177,155

b. Revenues by geographic, based on customers' location:

	Year ended December 31,		
	2024	2023	2022
United States	$ 379,617	$ 759,611	$ 1,133,798
Europe(*)	163,561	661,542	528,197
Germany	83,217	692,047	449,160
Netherlands	13,586	326,314	382,226
Italy	62,276	223,943	330,565
Rest of the world	199,199	313,071	286,333
Total revenues	$ 901,456	$ 2,976,528	$ 3,110,279

(*) Except for Germany, Netherlands and Italy

(in thousands, except per share data)

c. Revenues by type:

	Year ended December 31,		
	2024	2023	2022
Inverters	$ 247,634	$ 1,374,026	$ 1,137,142
Optimizers	314,916	902,411	1,135,040
Batteries for PV applications	190,460	378,275	429,119
Energy storage systems	49,913	83,717	76,325
e-Mobility components and telematics	2,398	68,425	94,446
Communication	5,423	32,945	72,812
Others	90,712	136,729	165,395
Total revenues	$ 901,456	$ 2,976,528	$ 3,110,279

d. Long-lived assets by geographic location:

	As of December 31,	
	2024	2023
Israel	$ 266,254	$ 364,438
Korea	-	199,422
United States	87,715	47,083
China	6,898	38,037
Europe	19,741	23,478
Other	4,223	6,288
Total long-lived assets(*)	$ 384,831	$ 678,746

(*) Long-lived assets are comprised of property and equipment, net and Operating lease right-of-use assets, net.

NOTE 29:   SUBSEQUENT EVENTS

On January 6, 2025, the Company announced its adoption of additional measures in order to achieve the financial stability necessary to drive its turnaround, and executing organizational goals to support growth, which includes reducing its headcount by approximately 400 employees. These decisions were made in order to better align the Company with current market conditions.

- - - - - - - - - - - - - - - - - - - -

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2024. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective and operating to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and to provide reasonable assurance that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Management assessed our internal control over financial reporting as of December 31, 2024. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Management's assessment included evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of the end of the year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management's assessment with the Audit Committee of our Board of Directors.

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of EY Global, independently assessed the effectiveness of the company's internal control over financial reporting, as stated in Part II, Item 8 of this Form 10-K.

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the fourth fiscal quarter of 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information

(a) Not applicable.

(b) None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 will be included under the captions "Directors and Corporate Governance", "Board Committees", "Code of Conduct and Ethical Business Conduct", "Compensation Committee Report", and "Deliquent Section 16(a) Reports" in our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the year ending December 31, 2024 (the "2025 Proxy Statement") and is incorporated herein by reference.

ITEM 11. Executive Compensation

The information required by Item 11 will be included under the captions "Board Committees", "Director Compensation", "Executive Compensation", and "Compensation Risk" in our 2025 Proxy Statement and is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 will be included under the captions "Security Ownership of Certain Beneficial Owners and Management" in our 2025 Proxy Statement and is incorporated herein by reference.

Compensation Plan Information

The information required regarding securities authorized for issuance under our equity compensation plans is incorporated by reference from the information contained in the section entitled "Equity Compensation Plan Information" in our 2025 Proxy Statement.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 will be included under the captions "Transactions with Related Persons" and "Directors and Corporate Governance" in our 2025 Proxy Statement and is incorporated herein by reference.

ITEM 14. Principal Accountant Fees and Services

The information required by Item 13 will be included under the captions "Proposal No. 2 Ratification of Appointment of Independent Registered Public Accounting Firm for 2025" in our 2024 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules

Our Consolidated Financial Statements and Notes thereto are included in Item 8 of this Annual Report on Form 10-K. See Index to Item 8 for more detail.

All financial schedules have been omitted either because they are not applicable or because the required information is provided in our Consolidated Financial Statements and Notes thereto, included in Item 8 of this Annual Report on Form 10-K.

Index to Exhibits

Exhibit No.	Description	Incorporation by Reference
3.1	Restated Certificate of Incorporation	Incorporated by reference to Exhibit 3.2 to Form 8-K filed with the SEC on June 2, 2023
3.2	Amended and Restated By-Laws	Incorporated by reference to Exhibit 3.1 to Form 8-K filed with the SEC on December 1, 2022
4.1	Description of Common Stock	Filed with this report
4.2	Specimen Common Stock Certificate of the Registrant	Incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Form S-1 (Registration No. 333-202159) filed with the SEC on March 11, 2015
4.3	Indenture, dated September 25, 2020, between the Company and U.S. Bank National Association, as trustee	Incorporated by reference to Exhibit 4.1 to Form 8-K filed with the SEC on September 25, 2020
4.4	Form of 0.000% Convertible Senior Note due 2025 (included in Exhibit 4.3)	Incorporated by reference to Exhibit 4.2 to Form 8-K filed with the SEC on September 25, 2020
4.5	Indenture, dated June 28, 2024, between the Company and U.S. Bank Trust Company, National Association, as trustee	Incorporated by reference to Exhibit 4.1 to Form 8-K filed with the SEC on June 28, 2024
4.6	Form of 2.250% Convertible Senior Note due 2029 (included in Exhibit 4.1)	Incorporated by reference to Exhibit 4.2 to Form 8-K filed with the SEC on June 28, 2024
4.7	Form of Capped Call Confirmation	Incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on June 28, 2024
10.1†	Employment Agreement, dated December 1, 2010, between SolarEdge Technologies, Inc. and Ronen Faier	Incorporated by reference to Exhibit 10.3 of Amendment No. 1 to Form S-1 (Registration No. 333-202159) filed with the SEC on March 11, 2015
10.2†	Employment Agreement, dated May 17, 2009, between SolarEdge Technologies, Inc. and Zvi Lando	Incorporated by reference to Exhibit 10.4 of Amendment No. 1 to Form S-1 (Registration No. 333-202159) filed with the SEC on March 11, 2015
10.3†	Employment Agreement, dated August 20, 2019 between SolarEdge Technologies Ltd. and Uri Bechor	Incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on August 21, 2019
10.4†	Employment Agreement, dated June 13, 2024, between SolarEdge Technologies, Ltd. and Ariel Porat	Filed with this report.
10.5†	Employment Agreement, dated December 4, 2024, between SolarEdge Technologies, Ltd. and Shuki Nir	Filed with this report.
10.6†	SolarEdge Technologies, Inc. 2007 Global Incentive Plan.	Incorporated by reference to Exhibit 99.3 to Form S-8 (Registration No. 333-203193) filed with the SEC on April 2, 2015
10.7†	SolarEdge Technologies, Inc. Amended and Restated 2015 Global Incentive Plan	Incorporated by reference to Exhibit 10.1 to Form 10-Q filed with the SEC on May 10, 2017
10.8†	SolarEdge Technologies, Inc. 2015 Employee Stock Purchase Plan	Incorporated by reference to Exhibit 99.2 to Form S-8 (Registration No. 333-203193) filed with the SEC on April 2, 2015
10.9 †	Form of Non-Employee Director RSU Award Agreement	Incorporated by reference to Exhibit 10.11 to Form 10-K filed with the SEC on August 20, 2015
10.10 †	Form of Non-Employee Director Stock Option Award Agreement	Incorporated by reference to Exhibit 10.12 to Form 10-K filed with the SEC on August 20, 2015
10.11 †	Form of Employee RSU Award Agreement	Incorporated by reference to Exhibit 10.13 to Form 10-K filed with the SEC on August 20, 2015

10.12 †	Form of Employee Stock Option Award Agreement	Incorporated by reference to Exhibit 10.14 to Form 10-K filed with the SEC on August 20, 2015
10.13	Form of Performance Award Agreement	Filed with this report.
10.14	Form of Indemnification Agreement for Directors and Officers	Incorporated by reference to Exhibit 10.1 to form 8-K filed with the SEC on July 7, 2023
10.15	Tax Credit Purchase and Sale Agreement between SolarEdge Manufacturing Inc. and Genworth Financial., Inc. dated November 4, 2024.	Filed with this report.
10.16	Guaranty Dated November 4, 2024, between SolarEdge Technologies, Inc. and Genworth Financial, Inc.	Filed with this report.
19	SolarEdge Technologies, Inc. Insider Trading Policy, adopted in March 2015, and amended and restated on March 14, 2023	Filed with this report.
21.1	List of Subsidiaries of the Registrant	Filed with this report.
23.1	Consent of Kost Forer Gabbay & Kasierer, independent registered public accounting firm	Filed with this report.
24.1	Power of Attorney (included in signature page)	Filed with this report.
31.1	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and15d-14(a) of the Securities Exchange Act of 1934, as amended	Filed with this report.
31.2	Certification of Chief Financial Officer Pursuant to Rules 13a-14(a) and15d-14(a) of the Securities Exchange Act of 1934, as amended	Filed with this report.
32.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed with this report.
32.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed with this report.
97.1	Rule 10D-1 - Clawback Policy	Filed with this report.
101.INS	XBRL Instance Document - - embedded within the Inline XBRL document	Filed with this report.
101.SCH	XBRL Taxonomy Extension Schema Document	Filed with this report.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed with this report.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed with this report.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	Filed with this report.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed with this report.
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.	Filed with this report.

† Management contract or compensatory plan or arrangement.

ITEM 16. Form 10–K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Shuki Nir
Name: Shuki Nir
Title: Chief Executive Officer
Date: 2/25/2025

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints Shuki Nir, Ariel Porat, and Dalia Litay, or any of them, as such person's true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person's name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them or their or such person's substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated below.

Signature	Title	Date
/s/Shuki Nir	Chief Executive Officer and Director (*Principal Executive Officer*)	2/25/2025
/s/Ariel Porat	Chief Financial Officer (*Principal Financial and Accounting Officer*)	2/25/2025
/s/Avery More	Chairman of the Board	2/25/2025
/s/Dirk Carsten Hoke	Director	2/25/2025
/s/Marcel Gani	Director	2/25/2025
/s/Nadav Zafrir	Director	2/25/2025
/s/Guy Gecht	Director	2/25/2025
/s/Betsy Atkins	Director	2/25/2025
/s/ Dana Gross	Director	2/25/2025
/s/Yoram Tietz	Director	2/25/2025
/s/Gilad Almogy	Director	2/25/2025



2025
Annual Meeting
and Proxy Statement

April 21, 2025



To Our Shareholders

Dear fellow shareholders,

SolarEdge is a global leader in renewable energy solutions, recognized for its innovation, engineering excellence, and strong customer relationships. Despite our recent challenges, I believe the long-term potential in solar, storage, and energy management has never been stronger.

In my initial months with SolarEdge, I have I've spent my time diving into the business, listening to customers and connecting with our global team. My learnings have highlighted both our strengths and the necessary changes to drive future success.

Our mission is to develop and scale renewable energy technologies that improve the way we generate, manage, store and use electrical power in every aspect of our lives. This mission is especially critical today, given the rapidly increasing demand for electricity worldwide.

SolarEdge is well-positioned to lead this market, thanks to our innovative technology, brilliant people, loyal distributors, and over 70,000 installer partners. Millions of homes and businesses benefit from the clean electricity that our systems generate every day, and we are determined to enhance that value.

But we have work to do. Our recent financial performance has been disappointing to our shareholders and employees, and we recognize we need to significantly change the way we operate to regain customer trust, extend our technological leadership, and return to growth.

To drive this turnaround, I have identified four key priorities:

1. Strengthening Our Financials: We are focused on disciplined cash management, inventory reduction and a continued pivot to U.S. manufacturing. We believe our return to profitability will be driven by a relentless focus on operational efficiency, and by focusing on core projects, markets and product lines.

2. Regaining Market Share: In November 2024 we launched a campaign to partner with our channel customers in Europe and International Markets to bring more attractive offerings to installers, help our distribution partners reduce their inventory levels, attract new customers, and grow share. More recently, we have simplified our go-to-market structure to enhance agility and flattened the organization to get closer to our customers. We are reinforcing our core value proposition: providing industry-leading hardware and software solutions that enhance energy generation and increase the ROI of our customers.

3. Accelerating Innovation: We are prioritizing advancements in energy management software and expanding our residential and commercial product lines to ensure that we remain at the forefront of smart energy solutions. As previously disclosed, our next generation residential portfolio, called Nexis, is expected to begin rolling out in late 2025. We believe this new platform will allow us to be more competitive in the marketplace: it generates more energy, shortens installation and commissioning times, addresses additional market segments, and reduces our cost structure.

 iii

4. Ramping Up U.S. Manufacturing: We are proud to be contributing to the renaissance of high-tech manufacturing in the United States through our production of inverters, optimizers, and batteries in several locations across the country. The ramp up of our activities has created nearly 2,000 jobs and enables us to provide a reliable source of American-manufactured products for our customers.

We have a pivotal year ahead of us. Our board of directors, executive leadership team and the whole of our company are committed to getting back to our roots of passion for innovation, implementing best in class execution across our operations, moving quickly and making decisive decisions to right-size the company for a sustainable future. By doing so, we will accelerate our turnaround and position SolarEdge to reach its exciting full potential as a leader in solar, storage and smart energy management in the years to come.

Thank you for your continued support. I look forward to sharing our progress in the coming quarters.
Sincerely,




Shuki Nir
CEO
1 HaMada Street, Herziliya Pituach, Israel

 iv

solar**edge**



Notice Of Annual Meeting
Of Stockholders

To Our Stockholders:

NOTICE IS HEREBY GIVEN that the 2025 Annual Meeting of Stockholders of SolarEdge Technologies, Inc. (the "Company") will be held at 12455 Research Blvd., Austin, TX 78759 on June 3, 2025, at 9 am Central Daylight Time, for the following purposes:

- To elect the six director nominees named in the Proxy Statement as directors of the Company to hold office for a one-year term until the 2026 Annual Meeting of Stockholders and until their respective successors have been elected and qualified, or until their earlier death, resignation or removal.
- To ratify the appointment of Kost Forer Gabbay & Kasierer, a member of EY Global as our independent registered public accounting firm for the year ending December 31, 2025.
- To approve, on an advisory and non-binding basis, the compensation of our named executive officers (commonly referred to as a "Say-on-Pay" vote).
- To approve the amendment to the Company's Restated Certificate of Incorporation to limit the liability of certain officers as permitted by law.
- To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

Only stockholders of record at the close of business on April 8, 2025, are entitled to notice of, and to vote at, the meeting or any adjournment or postponement thereof.

As part of our desire to operate more sustainably, we are providing access to our proxy materials over the Internet under the U.S. Securities and Exchange Commission's "notice and access" rules. As a result, we are mailing a Notice of Internet Availability of our Proxy Materials to many of our stockholders (the "Notice") instead of a paper copy of this proxy statement and our 2024 Annual Report. The Notice contains instructions on how to access those documents over the Internet. The Notice also contains instructions on how each of those stockholders can receive a paper copy of our proxy materials, including this proxy statement, our 2024 Annual Report, and a form of proxy card or voting instruction card. All stockholders who do not receive the Notice, including stockholders who have previously requested to receive paper copies of proxy materials, will receive a paper copy of the proxy materials by mail unless they have previously requested delivery of proxy materials electronically. By employing this distribution process, we strive to conserve natural resources and reduce the resources involved in printing and distributing our proxy materials.

E-Delivery
In addition, the Notice provides information regarding how you may request to receive proxy materials electronically by email on an ongoing basis. Last year, we donated $1,000 on behalf of stockholders that elected to go paperless. For those stockholders who previously requested to receive proxy materials in printed form by mail or electronically by email on an ongoing basis, you will receive those materials as you requested.



Stockholders of record may vote in advance of the Annual Meeting by proxy over the Internet or by telephone, or, if you received paper copies of the proxy materials by mail, you may also vote by mail by following the instructions on the proxy card or Notice.

Beneficial owners should review these proxy materials and their voting instruction card or Notice, for how to vote in advance of and participate in the Annual Meeting. For 10 days before the meeting, the list of stockholders entitled to vote at the Annual Meeting shall be available for examination by stockholders at the principal place of business of the Company at 1 HaMada St., Herzliya, Israel.

The Notice and the proxy materials have been made available to our stockholders on or about April 21, 2025.

Whether or not you expect to attend the meeting, we hope you will vote as soon as possible so that your shares may be represented at the meeting.



By Order of the Board of Directors



Dalia Litay
Chief Legal Officer & Corporate Secretary
1 HaMada Street, Herziliya Pituach, Israel

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on June 3, 2025: This Notice of Annual Meeting, this Proxy Statement and our 2024 Annual Report are available on the Internet at www.proxyvote.com.

vi



Proxy Executive Summary

This summary highlights information contained elsewhere in this proxy statement.
This summary does not contain all of the information that you should consider. You should read the entire proxy statement and SolarEdge's 2024 Annual Report on Form 10-K before voting.

Meeting Agenda and Voting Recommendations

Item	Proposal	Board Voting Recommendation	Page Reference
1	Election of directors:	✓ For Each Nominee	5
	Nominees		
	1a. Betsy Atkins		
	1b. Yoram Tietz		
	1c. Gilad Almogy		
	1d. Avery More		
	1e. Nadav Zafrir		
	1f. Shuki Nir		
2	Ratification of the appointment of Kost Forer Gabbay & Kasierer, a member of EY Global as the Company's independent registered public accounting firm for the year ending December 31, 2025	For	30
3	Approval of, on an advisory and non-binding basis, the compensation of our named executive officers (the "Say-on-Pay" vote).	For	32
4	Approval of the amendment to the Company's Restated Certificate of Incorporation to limit the liability of certain officers as permitted by law	For	33

Our Company

SolarEdge is a global leader in smart energy technology. By leveraging world-class engineering capabilities and with a relentless focus on innovation, SolarEdge creates smart energy solutions that power our lives and drive future progress. SolarEdge developed an intelligent inverter solution that changed the way power is harvested and managed in photovoltaic (PV) systems. The SolarEdge DC optimized inverter seeks to maximize power generation while lowering the cost of energy produced by the PV system. Continuing to advance smart energy, SolarEdge addresses a broad range of energy market segments through its PV, storage, EV charging, batteries, and grid services solutions.



Financial Highlights and Link to Pay Decisions



GAAP Net loss of
$1.8 billion

GAAP Net loss per share of
$31.64

GAAP Revenue of
$901.5 million

Total Number of Employees
~3,961

Non-GAAP* Net loss of
$1.3 billion

Non-GAAP* Net loss per share of
$22.99

* Please see Appendix A to this proxy statement for a reconciliation of non-GAAP measures to the nearest GAAP measure.

How Our Compensation Program Supports Our Business Strategy

Our executive compensation program is designed to align stockholders' interests with the Company's performance, retain and incentivize our senior executives, drive long-term business goals and encourage responsible risk-taking. These goals are achieved by linking individual pay with the Company's overall performance on financial and Company-wide goals as well as personal goals of our executive officers. All senior executives have a large portion of compensation that is variable and covers annual and multi-year performance periods. Long-term incentive awards are designed to align executives with the Company's long-term performance. In 2024, as in recent years, the long-term award mix under the annual equity incentive program was comprised 50% of performance stock units ("PSUs") and 50% of time-based restricted stock units ("RSUs").



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Corporate Governance Highlights

Board and Committee Practices

- 8/9 directors (88%) are independent
- 2/9 of our Board members (22.2%) are women and 77.8% are men[1]
- Balanced Board composition of tenure, skills, experience and background
- Independent Chairperson, separate from CEO
- Limits on the number of boards on which our directors may serve, with no director permitted to serve on more than five public boards
- Annual Board and Committee self-evaluation
- Corporate Governance Committee oversight of sustainability and other governance matters
- Compensation Committee oversight of human capital management strategies and policies

Accountability and Other Governance Practices

- Clawback policy covering both cash and equity incentive-based compensation
- Prohibition on hedging and pledging transactions by all employees and directors
- Stock ownership and share retention policy for Board members and executive officers
- Annual stockholder advisory vote on executive compensation ("Say-on-Pay")
- Comprehensive Code of Conduct and other corporate policies broadly adopted throughout the Company
- Responsive, active and ongoing stockholder engagement
- Annual disclosure of EEO-1 data on our website and sustainability reporting in reference to SASB and GRI frameworks
- Quarterly reporting regarding cyber related matters to our Technology Committee

Stockholder Rights

- Comprehensive stockholder outreach program
- No stockholder rights plan
- No dual-class share structure with each stockholder having one vote per share
- Declassification of the board and no supermajority voting provisions to amend governing documents

Board oversight of incentive structure for executives

- Our Compensation Committee annually reviews and approves incentive structure, targets, and objectives in alignment with the Company's business strategy
- Financial and specific performance-based incentive targets are set by our Compensation Committee to reward financial and operational performance that advances the Company's short- and long-term strategic goals
- Relative and absolute stock price-based performance goals are established by our Compensation Committee under our equity compensation program to align executive and stockholder interests.

---

[1] As of this date of this proxy statement.

 ix   solaredge

Table of Contents

Proposal No. 1 Election Of Directors	**5**
Nominees for election or reelection	**6**
Continuing Directors	**10**
Director Skills, Experience and Background	**11**
Skills and Expertise	**11**
Board Composition	**12**
Directors and Corporate Governance	**13**
Board Independence	**13**
Leadership Structure and succession planning	**14**
Principles of Corporate Governance	**14**
Board Meetings	**14**
The Board's Role in Risk Oversight	**15**
Risk Oversight	**15**
Sustainability Strategy and Oversight	**15**
Oversight of Cybersecurity and Data Privacy Risks	**15**
Board Committees	**16**
Audit Committee	**16**
Compensation Committee	**17**
Compensation Committee Interlocks and Insider Participation	**18**
Nominating and Corporate Governance Committee	**18**
Technology Committee	**19**
Policy Regarding Stockholder Recommendations	**20**
Director Compensation	**21**
Stockholder Engagement and Communication	**23**
2024 Engagement Topics	**23**
Communications with the Board	**24**
Corporate Sustainable Strategy	**25**
The Safety of our People	**27**
Code of Conduct and Ethical Business Conduct	**27**
Insider Trading & Anti-hedging/Pledging Policies	**28**
Political Involvement	**28**
Human Capital Development	**28**
Community Engagement	**29**


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Proposal No. 2 Ratification of Appointment of Independent Registered Public Accounting Firm for 2025	**30**
Audit and Related Fees	**30**
Proposal No. 3 Say-On-Pay	**32**
Proposal No. 4 Approval of Amendment to the Company's Amended and Restated Certificate of Incorporation to Limit the Liability of Certain Officers as Permitted by Law	**33**
Equity Compensation Plan Information	**37**
Employee Stock Purchase Plan	**37**
Executive Officers	**38**
Executive Compensation	**39**
Compensation Discussion And Analysis	**39**
Company Named Executive Officers	**39**
Compensation Strategy	**40**
Compensation Objectives and Guiding Principles	**40**
Compensation Governance Highlights	**41**
Elements of Compensation	**44**
Implementing Compensation Objectives	**45**
Determining Compensation	**45**
Role of Compensation Committee and Management	**45**
Role of Compensation Consultants	**45**
Compensation Peer Group	**46**
2024 Peer Group	**46**
2025 Peer Group	**47**
2024 Pay Positioning	**47**
Results of 2024 Advisory Vote to Approve Executive Compensation	**47**
Compensation-Related Governance Policies	**48**
Clawback Policy	**48**
Stock Ownership and Holding Guidelines	**48**
Compensation of the Named Executive Officers	**49**
Base Salary	**49**
Annual Cash Incentive Compensation	**50**
Equity Compensation	**51**
Other Compensation	**52**
Tax Deductibility of Compensation	**52**
Compensation Committee Report	**53**
Compensation Risk	**54**
Summary Compensation Table	**54**



[2024 Grants of Plan-Based Awards](#)	55
[Executive Compensation Table Narrative](#)	56
[Employment Agreements](#)	56
[Outstanding Equity Awards at December 31, 2024](#)	58
[Stock Vested Table](#)	59
[Potential Payments and Acceleration of Equity upon Termination or Termination in Connection with a Change in Control](#)	59
[Potential Payments as of December 31, 2024](#)	61
[2024 CEO Pay Ratio](#)	61
[2024 Pay Versus Performance Disclosure](#)	62
[Description of Certain Relationships of Information Presented in the Pay Versus Performance Table](#)	63
[Company vs Peer Group TSR and Compensation Actually Paid](#)	63
[Compensation Actually Paid vs Revenue](#)	64
[Financial Performance Measures](#)	65
[Transactions with Related Persons](#)	66
[Review, Approval, or Ratification of Transactions with Related Persons](#)	66
[Fiscal Year 2024 Transactions with Related Persons](#)	66
[Report Of the Audit Committee](#)	67
[The Meeting](#)	68
[Voting Rights, Quorum and Required Vote](#)	68
[Notice of Internet Availability of Proxy Materials](#)	69
[Voting Your Shares](#)	70
[Expenses of Solicitation](#)	70
[Revocability of Proxies](#)	70
[Delivery of Documents to Stockholders Sharing an Address](#)	71
[DELINQUENT SECTION 16(a) REPORTS](#)	71
[Stockholder Proposals for the 2026 Annual Meeting](#)	71
[Directors' Attendance At Annual Stockholder Meetings](#)	72
[Other Business](#)	72
[Where You Can Find More Information](#)	72
[APPENDIX A](#)	73

 3



Forward-Looking Statements and Website References

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts, including statements regarding our social, environmental and other sustainability plans and goals, made in this document are forward-looking. Although we believe that the expectations and assumptions reflected in these statements are reasonable, there can be no assurance that these expectations will prove to be correct. We use words such as anticipates, believes, expects, future, intends, and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our 2024 Annual Report on Form 10-K. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, and notwithstanding any historical practice of doing so, except as may be required by law. In addition, our sustainability and corporate responsibility initiatives and goals are aspirational and may change. Statements regarding our initiatives and goals are not guarantees or promises that they will be met, and the inclusion of information in our sustainability reports (as discussed below), or identifying it as material for purposes of such report or assessing our environmental, social and governance initiatives, should not be construed as a characterization of the materiality or financial impact of that information with respect to us or for purposes of any of our SEC filings. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

 4



Proposal No. 1
Election Of Directors

The Company's Board of Directors is presently comprised of nine members, who are divided into three classes, designated as Class I, Class II and Class III. Class I directors consist of Betsy Atkins, Yoram Tietz, Dirk Hoke, and Gilad Almogy; Class II directors consist of Dana Gross and Guy Gecht; and Class III directors consist of Shuki Nir, Avery More, and Nadav Zafrir. The classification of our board of directors is currently being phased out, such that, beginning with our 2026 Annual Meeting of Stockholders, the declassification of our board of directors will be complete and all directors will be subject to annual election for one-year terms. There are seven directors with terms of office expiring at our Annual Meeting: Betsy Atkins, Yoram Tietz, Gilad Almogy, Avery More, Nadav Zafrir, Dirk Hoke and Shuki Nir. Dana Gross and Guy Gecht, whose information is included in this proxy but are not standing for re-election at this Annual Meeting as their terms do not actually expire at the 2026 Annual Meeting of Stockholders will stand for re-election at our next annual meeting of stockholders along with the remaining Board members, at which time declassification will be complete. Marcel Gani resigned from the Board, effective on April 8, 2025, at which time the size of the Board was decreased to nine directors. In addition, Dirk Hoke is not standing for re-election at the 2025 Annual Meeting and is departing from the Board. Simultaneously with his departure, it has been determined that the size of the Board is decreased to eight directors. We are grateful to our departing directors for their immeasurable contributions to the Board.

Yoram Tietz was appointed to our Board effective January 6, 2025 and was initially recommended to our Board by a non-management director. Gilad Almogy was appointed to our Board effective January 6, 2025 and was initially recommended to our Board by a non-management director. Shuki Nir was appointed to our Board effective December 4, 2024, in connection with his appointment as CEO of the Company. Guy Gecht was appointed to our Board effective November 6, 2024 and was initially recommended to our Board by a non-management director.

If elected at the Annual Meeting, each of the nominees will serve for a one-year term until the 2026 Annual Meeting of Stockholders and until his or her successor is duly elected and qualified, or until such director's earlier death, resignation, retirement, disqualification or removal. If any nominee is unable or unwilling to be a candidate for election by the time of the Annual Meeting (a contingency which the Board does not expect to occur), the stockholders may vote for a substitute nominee chosen by the present Board to fill the vacancy. Alternatively, the stockholders may vote for just the remaining nominees, leaving a vacancy that may be filled on a later date by the Board, or the Board may reduce the size of the Board of Directors.

For each of the director nominees and continuing directors the following pages contain certain biographical information including a description of their professional background, primary qualifications, attributes and skills, as well as information on which Board committees the directors serve on.

Vote Required

The director nominees will be elected if the number of votes cast at the Annual Meeting for the nominee's election exceeds the number of votes cast against the nominee's election. Abstentions and "broker non-votes" will have no effect on Proposal No. 1.



Nominees for election or reelection

Betsy Atkins



Director Since: 2021
Age: 70

Committees: Nominating and Corporate Governance Committee (Chairperson), Technology Committee (Member), Compensation Committee (Member)

Other Current Public Boards: Wynn Resorts Ltd. and Enovix Corp.

Ms. Atkins has served as a member of our Board of Directors since 2021.

Ms. Atkins is a seasoned business-woman and serial entrepreneur with two decades of experience serving on some of the world's most visible global public company boards. She served as the CEO of Baja Corporation, an independent venture capital firm focused on technology, renewable energy and life sciences, since 1994. She has previously served as CEO and Chairperson of SaaS company Clear Standards, Inc., an energy management and sustainability software company, a position she held between February and August 2009. She also served as CEO of Key Supercomputer, focused on seismic analytics, applying AI machine learning technology to pinpoint reserves using predictive and prescriptive analytics, between 2008 and 2010 and as CEO of NCI, Inc., a food manufacturer creating Nutraceutical and Functional Food products.

In addition, Ms. Atkins is a highly acclaimed public company Board Director and author. For 20 years, she has worked behind the scenes at companies like Schneider, Lucent, Vonage, SunPower Corp, Paychex and Nasdaq Inc. Ms. Atkins started her business career as an entrepreneur co-founding several successful high tech, energy and consumer companies including Ascend Communications. Ms. Atkins is an effective operational leader, having served as CEO three times and she has a strong global and operational perspective encompassing the full range of experience from growth to restructuring and is a recognized Sustainability and Governance thought leader. Her corporate board experience covers industries including Technology, Energy Management, Solar, Industrial Automation, Manufacturing, Automotive, and Logistics.

Ms. Atkins brings the knowledge of leveraging next gen digital technologies, is an innovative entrepreneur for tech enablement for the future of work for manufacturing 4.0 initiatives (i.e. applying industrial Internet of Things, or IoT, for preventative maintenance in the Industrial, Automotive, and Aerospace sectors). Ms. Atkins has a global, broad perspective on energy from her role as Lead Director at SunPower Corporation, the renewable solar company, Schneider Electric, SA, the energy efficiency infrastructure monitoring and industrial automation process control company, where she served from 2005 to 2012 and 2011 to 2019, respectively, she also served on the board of SL Green Realty Corp., the real estate investment trust, between 2015 and 2024. She also served on the boards of Covetrus, Inc. and its predecessor, Vets First Choice, a pharmaceutical company, from February 2016 until September 2019, Cognizant Technology Solutions Corporation, an information technology services company, from April 2017 to October 2018 and HD Supply, Inc., an industrial distributor, from September 2013 to April 2018. Her areas of experience include Artificial Intelligence, Seismic Analytics, Internet of Things (IoT), using technology to digitize processes driving accuracy and productivity, Cyber Security, Mobile and SaaS. Ms. Atkins currently serves on the public boards of Wynn Resorts, Limited, and Enovix Corporation.

Ms. Atkins holds a degree in liberal arts from the University of Massachusetts, Magna Cum Laude.

Ms. Atkins brings to the Board valuable business experience through her years of experience as a chief executive officer with technology and energy companies, her extensive experience in ESG, and her experience as a director of other public companies.





Avery More



Director Since: 2006
Age: 70

Committees:
Nomination and Corporate Governance Committee (Member), Technology Committee (Member)

Other Current Public Boards: None

Mr. More has been Chairperson of our Board since November 7, 2024, and has served as a member of our Board of Directors since 2006.
Mr. More was the sole seed investor in the Company through his fund, ORR Partners, and participated in all successive rounds. Mr. More continues to invest in technology companies, with ORR Partners, Innoventions Capital and More Family Investments entities. Previously, Mr. More was the president and chief executive officer of CompuCom Systems Inc. from 1989 to 1993. Mr. More currently serves on the board of directors of several private companies, BuzzStream, AppDome, HolistiCyber Ltd., senseIP, and SageCyber.

Mr. More's historical knowledge of our company and his experience as a director of other technology companies provides a valuable perspective to our Board.

Nadav Zafrir



Director Since: 2019
Age: 55

Committees:
Nominating and Corporate Governance Committee (Member)

Other Current Public Boards: Check Point Software Technologies Ltd.

Mr. Zafrir joined our Board of Directors in 2019 and served as the Chairperson of our Board until November 7, 2024. Bringing over twenty years of experience in management, leadership, and technology innovation, Mr. Zafrir has been the Chief Executive Officer and a director at Check Point Software Technologies Ltd., a provider of software as well as combined hardware and software products, since December 2024. Previously, Mr. Zafrir was the co-founder and Managing Partner of Team8, a global venture group that builds and backs technology companies at the intersection of artificial intelligence, cybersecurity, data, fin-tech, enterprise software, and infrastructure from 2014 to 2024. Prior to founding Team8, Nadav spent 20 years in the Israel Defense Forces. He served as Commander of Unit 8200, Israel's elite military technology unit, where he established the Israel Defense Forces Cyber Command. He holds an LLB from the Interdisciplinary Center Herzliya (IDC) and an Executive MBA from the Kellogg - Recanati program of the Kellogg Graduate School of Business at Northwestern University in Chicago and the Recanati School of Business at Tel Aviv University.

Mr. Zafrir's technological expertise and former work experience with some of our senior management provides our board and the management team with helpful and valuable contribution insights into the business and technology development discussions which further strengthen our executive management.


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Yoram Tietz



Director Since: January 6, 2025
Age: 62

Committees: Audit Committee (Chairperson); Compensation Committee (Member)

Other Current Public Boards: None

Mr. Tietz is a seasoned financial expert, with over 36 years in the field of public accounting, 15 of which he spent as the Managing Partner of Kost Forer Gabbay & Kasierer, a member of EY Global (EY Israel) from 2007 until 2022. Currently, Mr. Tietz has served as a senior advisor at General Atlantic LLP., a global investment firm, since 2022.Mr. Tietz is also the chairman of the Friends of Sheba Medical Center, the largest Hospital in Israel, and the Chairman of Birthright Israel Excel (non-profit organizations). Mr. Tietz holds a B.A. in Economics and Accounting from Tel Aviv University.

Mr. Tietz brings to the Board a wealth of leadership and financial expertise, through years of distinguished service. His career experience encompasses strategic decision-making, and financial management, making him a valuable asset to our Board.

Gilad Almogy



Director Since: January 6, 2025
Age: 59

Committees: Technology Committee (Member)

Other Current Public Boards: None

Mr. Almogy has been a founder of and the Chief Executive Officer of Ultima Genomics, Inc., provider of the first $100 human genome sequencing solution, since 2016. Previously, Mr. Almogy founded and served as the Chief Executive Officer of Cogenra Solar Inc., which he led from its inception until its acquisition by SunPower Corporation (Nasdaq: SPWR) in 2015. From 1997 to 2009, Mr. Almogy served in a number of roles at Applied Materials, Inc. (Nasdaq: AMAT), culminating in the position of Senior Vice President. Mr. Almogy holds a PhD in Applied Physics from the California Institute of Technology and a BSc in Mathematics and Physics from the Hebrew University in Jerusalem's Talpiot program.

Mr. Almogy brings to the Board years of leadership experience and insights into business and technology development. His extensive background in these areas significantly enhances our Board's strategic perspective.




Yehoshua (Shuki) Nir



Chief Executive Officer
Director Since: December 4, 2024
Age: 56

Committees: None

Other Current Public Boards: Oddity Tech Ltd. (Nasdaq: ODD), Kornit Technologies (Nasdaq: KRNT)

Mr. Nir has nearly three decades of experience in leadership roles at multinational technology companies, most recently as SolarEdge's CMO in from June 2024 to December 2024. Prior to joining the Company, Mr. Nir worked at Nir Strategic Advice Ltd., a strategic consulting firm for multinational technology companies, from 2017 to 2024.

Mr. Nir served as the General Manager of the consumer business at SanDisk (Nasdaq: SNDK) from 2008 to 2016, where he led the strategic transformation and turnaround of a loss-making division into a profitable global market leader. Mr. Nir's extensive tenure includes strategic consulting for multinational corporations and serving on several boards, including IronSource (NYSE: IS), Kornit Digital (Nasdaq: KRNT), and Oddity (Nasdaq: ODD).
Mr. Nir holds an MBA, an LLB and BA in accounting from Tel Aviv University.

Mr. Nir brings to the Board years of senior leadership experience in the technology sector. His extensive background provides a valuable perspective that enriches our management and Board's strategic discussions.

The Board of Directors recommends a vote FOR the election of each of the director nominees.

 9



Continuing Directors

Dana Gross



Director Since: 2023
Age: 57

Committees: Audit Committee (Member); Compensation Committee (Chairperson)

Other Current Public Boards: Tower Semiconductors Ltd. and Playtika Holding Inc.

Ms. Gross has served as a member of our Board of Directors since 2023.
Ms. Gross brings over 25 years of strategic and financial expertise to the Board of Directors from technology companies ranging from fintech to AI. Ms. Gross is Head of Strategic Initiatives at Fiverr International Ltd., an online marketplace, since 2022. She previously served as Chief Operating Officer of Prospera Technologies, an AI Agtech company, between 2016 and 2021 and later as Chief Strategy Officer (CSO) at Prospera Technologies between 2021 and 2023. She has also previously held the role of Chief Financial Officer at eToro, a fintech company, and has served on the boards of such companies as M-Systems, AudioCodes, and Power Dsine. She was also a venture partner at one of Israel's leading venture capital fund, Viola Ventures. Ms. Gross has also held various executive management positions at M-Systems from 1992 to 2006, when it was ultimately acquired by SanDisk, and as CEO of Btendo, a start-up company that developed MEMS based PICO projection solutions, until it was acquired by ST Microelectronic in 2012. Ms. Gross holds a BSc in Industrial Engineering from Tel Aviv University and an MBA from San Jose University.

Ms. Gross brings valuable financial, strategic and business experience to our Board through her years of experience in both executive financial and strategic roles at public companies.

Guy Gecht



Director Since: November 6, 2024
Age: 59

Committees: Audit Committee (Member) and Technology Committee (Chairperson)

Other Public Boards: Logitech International S.A.

Mr. Gecht brings decades of leadership and board experience to our Board in the fields of technology, AI, and cybersecurity. Mr. Gecht served as Interim CEO of Logitech International S.A. (Nasdaq: LOGI), a designer of software-enabled hardware solutions, from June to December 2023, and as CEO of Electronics for Imaging (EFI) from 2000 to 2018. Prior to joining EFI, Mr. Gecht worked for several startups in software leadership roles and was the Chief Technology Officer of Apple Israel. Mr. Gecht also served on the Board of Directors of Check Point Software Technologies (Nasdaq: CHKP) from 2006 to 2024 and was the Lead Independent Director from 2020 to 2024.

Mr. Gecht brings senior leadership, governance as well as technology and cybersecurity expertise and strategy, M&A and international experience to the Board, having led the transformation and growth of Electronics for Imaging into a global leader in digital imaging.



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Director Skills, Experience and Background

The Nominating and Corporate Governance Committee and the Board have identified particular qualifications, attributes, skills and experiences that are important to be represented on the Board as a whole, in light of the Company's current needs and business priorities:



Leadership and Executive Experience in Public Companies
We believe that directors who have significant practical experience, demonstrated business acumen and leadership, and high levels of accomplishment will possess the ability to exercise sound business judgment and to provide insight and practical wisdom to help us analyze, shape, and oversee the execution of important operational and policy issues while understanding the legal and regulatory demands required from a public company.



Extensive Knowledge of the Company's Business
We design and manufacture both hardware and software technological solutions for the smart energy market while constantly developing and growing our business. Our director's commitment to understanding the Company and its business, industry, and strategic objectives is significant for their contribution to our strategic planning and business discussions.



High Level of Financial Expertise
Accurate financial reporting, robust auditing and familiarity with new accounting principles and practices are important for us as a publicly traded company. We, therefore, seek to have a number of directors who qualify as Audit Committee financial experts. We further expect all of our directors to be financially knowledgeable in order to understand and advise on our financial reporting, internal control, and investment activities.



Broad International Exposure
We currently have a presence in 36 countries around the world. Our products have been installed in over 140 countries around the world. Due to the global nature of our business, we deem it critical for our directors to be able to provide valuable business and cultural perspective on our international operations.



Innovation and Technology
Our products reflect a focus on innovation and we are continuously searching to improve and enhance the capabilities of our technology departments. It is important for us to have directors who share the desire for technological innovation, who have themselves led technology companies and who want to be a part of leading the path for continuous innovation in the area of smart energy. In light of the importance of protection of infrastructure from security threats including cyber, we look to our board members for their experience in this area.



Independence
For non-employee directors, it is important that our directors are independent under Nasdaq listing standards and other applicable rules and regulations.

The table below summarizes the specific skills and attributes most valued by the Nominating and Corporate Governance Committee and the Board in connection with annual assessment and/or appointment decision-making for each director or nominee listed below. Therefore, the absence of a particular skill for a director does not necessarily mean the director does not possess that attribute.

Skills and Expertise*

	Leadership and Executive Experience	Knowledge of the Company's Business	Financial Expertise	Broad International Exposure	Innovation and Technology	Independence	Tenure
Nadav Zafrir	•	•		•	•	•	6 years
Shuki Nir	•	•		•	•		<1 year
Avery More	•	•		•	•	•	19 years*
Betsy Atkins	•	•		•	•	•	4 years
Yoram Tietz	•		•	•		•	<1 year
Gilad Almogy	•			•	•	•	<1 year
Guy Gecht	•		•	•	•	•	<1 year
Dana Gross	•		•	•		•	2 years
Dirk Hoke	•	•		•	•	•	3 years
Board Composition (%)	100%	67.5%	33%	100%	78%	89%	Average Tenure: 4.2

* SolarEdge has been public since 2015. The Board weighed the potential impact of tenure on the independence of our longest-serving director, Mr. More and determined that Mr. More's independence from management has not been diminished by his years of service.




Board Composition

The Board conducts regular renewal and refreshment assessment. As part of such assessment, as set forth in our Principles of Corporate Governance, the Nominating & Governance Committee seeks to achieve an array of professional and personal backgrounds on the Board. The Board assesses its effectiveness in this regard as part of the annual board evaluation process. The Nominating & Governance Committee regularly reviews the composition of our Board and assesses the skills, backgrounds, perspectives, viewpoints and experiences of our directors with a view towards enhancing the composition of our Board to support the Company's evolving strategy.

Each of our director nominees has achieved a high level of success in his or her career, including extensive experience in technology companies and venture capital firms, as well as historical knowledge of the Company for those who have served several years on our Board. Based on their experiences, each has been directly involved in the challenges related to setting the strategic direction and managing the financial performance, personnel, and processes of large, complex organizations. Each has had exposure to effective leaders and has developed the ability to judge leadership qualities. The Nominating and Corporate Governance Committee consults with other members of the Board and management in identifying and evaluating candidates for directorship.

Additionally, the Board believes that diversity with respect to tenure is important in order to provide the Company with balanced views and insights from Board members who have a deep acquaintance with the Company's history as well as a fresh perspective from new Board members.





Directors and Corporate Governance

Board Independence

Under the listing requirements and Nasdaq rules, independent directors must comprise a majority of a listed company's board of directors. Our Principles of Corporate Governance (the "Principles") provide that an "independent" director is a director who meets the Nasdaq definition of independence. The Principles also provide that, under applicable Nasdaq rules, the members of each of the Audit and Compensation Committees are subject to additional heightened independence criteria applicable to directors serving on these committees. Our Board of Directors undertakes a review of its composition, the composition of its committees and the independence of each director (both generally, and, where applicable, under heightened independence criteria applicable to certain committees) on an annual basis. Based upon information requested from, and provided by, each director concerning his or her background, employment and affiliations, including family relationships, our Board of Directors has determined, based on the recommendation of our Nominating and Corporate Governance Committee, that each of Messrs. More, Tietz, Gecht, Almogy, and Zafrir and Mses. Atkins and Gross are "independent" under Nasdaq rules. Our Board of Directors also previously determined that Ms. Payne, who served as director until November 5, 2024, and Mr. Gani, who served on the Board until April 8, 2025, were independent for the time they served as directors on the Board. Mr. Hoke, who is not standing for reelection was independent for the time he served. In addition, our Board of Directors has determined that all the members of the Audit and Compensation Committees meet the additional, heightened independence criteria applicable to such committee members under the Nasdaq rules.

When evaluating the independence of director nominees, the Board weighs numerous factors, including tenure. Directors with more than 12 years of service are subject to specific considerations to promote an undiminished level of independence. In particular, the Board weighed the potential impact of tenure on the independence of our longest-serving director and Chairperson of the Board, Mr. More. Mr. More provides valuable perspectives and expertise on matters of significance to the Company and is a respected leader in the Board room. The Board concluded that Mr. More is a valued director who fulfils his responsibilities with independent-minded oversight. Mr. More appropriately challenges management, and is reasoned, balanced, and thoughtful in Board deliberations and in communications with management. The Board determined that Mr. More's independence from management has not been diminished by his years of service.



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As described in our Corporate Governance Guidelines, the independent directors meet in executive sessions without management present at every regular Board meeting to promote open discussion among independent directors.

Leadership Structure and succession planning

In 2019, we separated the roles of Board Chairperson and CEO. In August 2019, Mr. Zafrir, one of our independent directors, became the Chairperson of our Board of Directors. On February 19, 2020, Mr. Lando assumed the role as the Company's CEO on a permanent basis and was appointed to serve as a member of the Board of Directors. In August 2024, Mr. Lando resigned from his role as CEO and the Company's then CFO, Mr. Faier was appointed as Interim CEO. On November 6, 2024, Mr. Zafrir resigned his position as the Chairperson of our Board of Directors and Mr. More was appointed to the position. On December 4, 2024, Mr. Nir, who was the Company's chief marketing officer since June of the same year, was appointed as the Company's new CEO. Mr. Faier remains an advisor with the Company as part of the leadership transition plan.

- The Board believes that its current leadership structure serves well the objectives of the Board's independent oversight of management, the ability of the Board to carry out its roles and responsibilities on behalf of the stockholders, and the Company's overall corporate governance.
- The Board also believes that the separation of the Chairperson and CEO roles allows the CEO to focus his time and energy on operating and managing the Company and enables him to leverage the experience and perspectives of the Chairperson of the Board and the other experienced Board members. Among other things, the Chairperson helps guide the Company on strategy. The Board and the Nominating and Corporate Governance Committee periodically review the leadership structure and refreshment of the Board to promote continued contribution by the Board to management and to new and creative thought processes.

Principles of Corporate Governance

The Company is committed to robust corporate governance, ethical conduct, sustainability and accountability of our senior executives and board members. Our Principles of Corporate Governance are available under "Corporate Governance" on our investor relations page on our website.

Board Meetings

During 2024, the Board of Directors held thirteen meetings. Each director attended at least 81% of the meetings of the Board of Directors held during the period such director served and each of our directors attended at least 100% of the aggregate of the total number of the meetings held by any of the committees of the Board of Directors on which such director served during such period.





The Board's Role in Risk Oversight

The Board of Directors oversees the Company's risk management process both directly and through its committees, the Audit Committee, the Compensation Committee, and the Technology Committee. The Board oversees a Company-wide approach to risk management, designed to enhance stockholder value, support the achievement of strategic objectives and improve long-term organizational performance. The Board continuously reviews the Company's progress against its annual strategic plans and determines the appropriate level of risk for the Company generally, assesses the specific risks faced by the Company and reviews the steps taken by management to manage those risks. The Board's involvement in setting the Company's business strategy facilitates these assessments and reviews, culminating in the development of a strategy that reflects both the Board's and management's consensus as to appropriate levels of risk and the appropriate measures to manage those risks. Pursuant to this structure, risk is assessed throughout the enterprise, focusing on risks arising out of various aspects of the Company's strategy and the implementation of that strategy, including financial, legal/compliance, operational, health and safety, cyber security, sustainability matters, human capital management and compensation risks. The Board also considers risk when evaluating proposed transactions and other matters presented to the Board, including material acquisitions and financial matters. Other risks assessed by the Board of Directors or one of its designated committees arise out of the audits performed by the Company's internal audit team. The Company's internal auditor performs a risk assessment and based on its results, determines the work plan for internal auditing. The results of these audits are reported to the Audit Committee of the Board of Directors.

Risk Oversight

While the Board maintains the ultimate oversight responsibility for the risk management process, its committees oversee risk in certain specified areas. In particular, the Audit Committee reviews and discusses the Company's practices with respect to risk assessment and risk management. The Audit Committee also focuses on the adequacy and effectiveness of the Company's internal controls. In 2019, the Company appointed a Senior Director of Risk Management and Internal Audit in order to support audit continuity by a function that is deeply acquainted with the Company. In 2023, he was promoted to the Vice President title. The Audit Committee receives regular reports from the Company's Vice President of Risk Management and Internal Audit on the Company's internal system of audit and financial controls, enterprise risk information, and the periodic report of internal audit activities. The annual internal audit work plan is created based on a comprehensive risk assessment survey and is approved by the Audit Committee. In addition, the Audit Committee oversees the Company's compliance program with respect to legal and regulatory requirements, including the Company's codes of conduct and policies and procedures for monitoring compliance. The Compensation Committee oversees the assessment of the risks related to the Company's compensation policies and programs applicable to its officers and other employees. Management regularly reports on applicable risks to the relevant committee or the Board, as appropriate, including reports on significant Company projects, with additional review or reporting on risks being conducted as needed or as requested by the Board and its committees.

Sustainability Strategy and Oversight

As part of the Board's risk oversight, the Board receives quarterly reports on key sustainability matters and progress of the Company's attainment of its sustainability goals. The Board has delegated the overall oversight for the Company's sustainability performance, disclosure, strategies, goals and objectives as well as monitoring evolving sustainability risks and opportunities to the Company's Nominating and Corporate Governance Committee. The Board has delegated the overall oversight of the Company's human capital management to the Compensation Committee.

Oversight of Cybersecurity and Data Privacy Risks

Cyber security risk is an area of increasing focus for our Board, particularly as an increasingly significant part of our operations rely on digital technologies. As a result, we have implemented a comprehensive cyber security program to assess, identify, and manage risks from cyber security threats that could result in material adverse effects on the confidentiality, integrity, and availability of our information systems. This program has been integrated into the Company's overall risk management framework.

The Board has delegated primary oversight of the Company's risks from cyber security threats to the Technology Committee. Our management team, including our Chief Information Security Officer (CISO), provides quarterly updates to our Technology Committee and annual updates to the full Board regarding our cyber security activities and other developments impacting our digital security. We have established protocols by which certain cyber security incidents are escalated within the Company and, where appropriate, reported to the Board and Technology Committee in a timely manner.

For additional information regarding our cybersecurity governance and risk management, please refer to our Annual Report on Form 10-K for the year ended December 31, 2024, under the heading "Cybersecurity" in Item 1C.





Board Committees

Audit Committee

Our Board of Directors has established an Audit Committee, which operates under a written charter that is available on the investor relations page of the SolarEdge website. The Audit Committee's responsibilities include, but are not limited to:

- Defining and emphasizing management's and the board's commitment to an environment that supports integrity in the financial reporting process;
- Assisting and representing the Board of Directors in discharging its oversight responsibilities over the accounting and financial reporting processes of both the Company and its subsidiaries;
- Appointing, compensating, retaining, evaluating, terminating and overseeing our outside auditor;
- At least annually, overseeing processes for monitoring the outside auditor's independence;
- Overseeing the implementation of new accounting standards by having the outside auditor report on a quarterly basis on accounting standards that could impact the Company's business;
- Reviewing with our outside auditor the matters required to be reviewed by applicable auditing requirements;
- Communicating with the outside auditor on matters related to the conduct of the audit and on critical audit matters expected to be described in the outside auditor's report;
- Approving in advance all audit and permissible non-audit services to be performed by our outside auditor;
- Meeting to review and discuss with management and the outside auditor the annual audited and quarterly financial statements of the company and the outside auditor's reports related to the financial statements;
- Receiving reports from the outside auditor and management regarding, and reviewing and discussing the adequacy and effectiveness of, the company's disclosure controls and procedures;




- Establishing and overseeing procedures for the confidential, anonymous submission of concerns regarding questionable accounting, internal controls, auditing and federal securities law matters;
- Overseeing the Company's compliance program with respect to legal and regulatory requirements, including the Company's code of conduct and the Company's policies for monitoring compliance;
- Overseeing and participating in the resolution of internal control issues, where identified, by meeting with the Company's internal auditor on a quarterly basis and receiving reports of all internal audits preformed and implementation of recommendations by the internal auditor;
- Assessing the Company's risk management survey and the underlying internal audit plan;
- Establishing and periodically reviewing policies and procedures for the review, approval, and ratify related person transactions;
- Overseeing the preparation of the report of the audit committee that SEC rules require to be included in our annual proxy statement; and
- Reviewing and understanding non-GAAP measures, and related company policies and disclosure controls.

Our Audit Committee, which met eight times in the year ended December 31, 2024, consists of Yoram Tietz (who joined the board of directors and audit committee on January 6, 2025), Guy Gecht (who joined the board of directors and audit committee on November 6, 2024), and Dana Gross, with Yoram Tietz serving as chairperson. Tal Payne served on the Audit Committee until November 5, 2024, when she resigned from the Company's Board of Directors. Our Audit Committee has set meetings eight times a year - four meetings are dedicated to the review of our financial results /statements, and another four at minimum are dedicated to review of internal audits performed and follow up on risks assessed including a discussion of how they are being managed. Other matters are added to the agenda or additional meetings are scheduled on an as needed basis.

The composition of our Audit Committee complies with the applicable requirements of the SEC and the listing requirements of Nasdaq. All of our Audit Committee members meet the additional, heightened independence criteria applicable to directors serving on the Audit Committee under the Nasdaq rules and SEC rules. Our Board of Directors has determined that Yoram Tietz, Dana Gross and Guy Gecht each qualify as an "Audit Committee financial expert" as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our Board of Directors also previously determined that Mr. Gani, who served as director until April 8, 2025, also qualified as an "Audit Committee financial expert" as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations.

Compensation Committee

Our Board of Directors has established a Compensation Committee, which operates under a written charter that is available on the investor relations page of the SolarEdge website. The Compensation Committee's responsibilities include, but are not limited to:

- Overseeing our overall compensation philosophy, policies, and programs;
- Reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the chief executive officer's performance in light of those goals and objectives, approving grants of equity awards to the chief executive officer and recommending to the independent directors the chief executive officer's compensation level based on this evaluation;





- Overseeing the evaluation of other executive officers and approving equity awards to these officers, and setting their compensation based upon the recommendation of the chief executive officer;
- Reviewing and approving the design of other benefit plans pertaining to executive officers;
- Reviewing and approving employment agreements and other similar arrangements between us and our executive officers;
- Overseeing preparation of the report of the compensation committee to the extent required by SEC rules to be included in our annual meeting proxy statement;
- Overseeing the Company's engagement efforts with stockholders on the subject of executive compensation; and
- Overseeing the company's strategies and policies related to human capital management, including with respect to matters such as workplace environment and culture, employee health and safety and talent development and retention.

Our Compensation Committee may delegate its duties and responsibilities to one or more subcommittees, consisting of not less than two members of the Compensation Committee, as it determines appropriate. Our Compensation Committee, which met seven times during the year ended December 31, 2024, consists of Yoram Tietz, Dana Gross, and Betsy Atkins, with Dana Gross serving as chairperson. The composition of our Compensation Committee meets the requirements for independence under the applicable rules and regulations of the SEC and the Nasdaq Global Select Market. Each member of the Compensation Committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Compensation Committee Interlocks and Insider Participation

During 2024, our Compensation Committee consisted of Avery More, Betsy Atkins and Nadav Zafrir. None of the members of our Compensation Committee is, or was during the year ended December 31, 2024, an officer or employee of the Company. None of our executive officers currently serves, or in the past year has served, as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Nominating and Corporate Governance Committee

Our Board of Directors has established a Nominating and Corporate Governance Committee, which operates under a written charter that is available on that is available on the investor relations page of the SolarEdge website. The Nominating and Corporate Governance Committee's responsibilities include, but are not limited to:

- Developing and recommending to the board criteria for identifying and evaluating director candidates and periodically reviewing these criteria;
- Identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;
- Assessing the contributions and independence of incumbent directors in determining whether to recommend them for reelection to the board;
- Developing and recommending to our board of directors a set of corporate governance guidelines and principles;





- Establishing procedures for the consideration of board candidates recommended by the company's stockholders;
- Recommending to the board candidates to be elected by the board to fill vacancies and newly created directorships and candidates for election or reelection at each annual stockholders' meeting;
- Periodically reviewing the board's leadership structure, size, composition, and functioning; Overseeing succession planning for positions held by executive offices;
- Overseeing the evaluation of the board and its committees;
- Overseeing the orientation process for new directors and ongoing education for directors;
- Annually reviewing the compensation of directors for service on the board and its committees and recommend changes in compensation to the board, as appropriate; and
- Overseeing and making recommendations to the board regarding sustainability matters.

Our Nominating and Corporate Governance Committee, which met three times during the year ended December 31, 2024, consists of Betsy Atkins, Nadav Zafrir, Dirk Hoke, and Avery More with Betsy Atkins serving as chairperson. The composition of our nominating and corporate governance committee meets the requirements for independence under the applicable rules of the Nasdaq Global Select Market.

Technology Committee

Our Board of Directors has established a Technology Committee, which operates under a written charter that is available on the investor relations page of the SolarEdge website. The Technology Committee's main responsibilities include, but are not limited to:

- Overseeing the Company's technology related strategies, processes, and programs;
- Reviewing periodically plans, strategy and implementation of new technology, product, manufacturing plans and quality and reliability plans;
- Reviewing benefits, risks and potential risk mitigation measures associated with proposed technology advancement programs;
- Reviewing the status of ongoing and proposed technology development with an emphasis on results measured against goals set from time to time;
- Reviewing actions and risks associated with any current shortfalls in product performance, quality, or reliability and manufacturing methods including any product security; and
- Reviewing risks identified with cyber-related exposure, including any incidents may have arisen and measures taken and/or recommended to be taken to protect the Company's assets.

Our Technology Committee, which met four times during the year ended December 31, 2024 consists of Betsy Atkins, Guy Gecht, Gilad Almogy, and Avery More, with Guy Gecht serving as chairperson.

 

Policy Regarding Stockholder Recommendations

The Company identifies new director candidates through a variety of sources. The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders in the same manner it considers other candidates, as described above. Stockholders seeking to recommend candidates for consideration by the Nominating and Corporate Governance Committee should submit a recommendation in writing describing the candidate's qualifications and other relevant biographical information and provide confirmation of the candidate's consent to serve as director. Please submit this information to the Company's Corporate Secretary at 1 HaMada Street, Herziliya Pituach, Israel, 4673335.

Stockholders may also submit director nominees by adhering to the advance notice procedure described under "Stockholder Proposals" elsewhere in this Proxy Statement.



Director Compensation

Each of our non-employee directors is eligible to receive compensation for their service on our Board of Directors consisting of annual cash retainers and equity awards. The table below reflects the cash compensation of our directors in effect in 2024, which was paid in quarterly installments. Directors serving as chairs of committees do not receive additional compensation for serving as general members of the committees they chair. On July 22, 2024, the Board agreed to voluntarily reduce their cash retainers by 20%, effective July 1, 2024 through December 31, 2024, to support the Company's cash conservation efforts, which was continued indefinitely by the Board on March 25, 2025.

Position	Annual Retainers Effective Jan. 1, 2024 ($)	Annual Retainers Effective July 1, 2024 ($)
Chairperson of the Board	330,000	264,000
Board Member	70,000	56,000
Audit Committee Chair	32,500	26,000
Compensation Committee Chair	22,500	18,000
Nominating and Corporate Governance Committee Chair	15,000	12,000
Technology Committee Chair	15,000	12,000
Audit Committee Non-Chair Member	12,500	10,000
Compensation Committee Non-Chair Member	10,000	8,000
Nominating and Corporate Governance Committee Non-Chair Member	7,500	6,000
Technology Committee Non-Chair Member	7,500	6,000

The equity award program for our non-employee directors in 2024 consisted of (i) an equity award in the form of restricted stock units, granted upon the individual's initial appointment to our Board, with a grant date value of $150,000, (ii) an annual equity award in the form of restricted stock units with a grant date value of $195,000 for non-employee directors other than the Chairperson of the Board, subject to proration for directors whose commencement of Board service is not on the date of the annual stockholder meeting, and (iii) an annual equity award in the form of restricted stock units with a grant date value of $425,000 for the Chairperson of the Board. The initial restricted stock unit awards vest in equal annual installments over three years and the annual RSUs, both for directors and Chairperson of the Board, vest in full on the earlier of (a) the one-year anniversary of the grant date or (b) the Company's next regular Annual General Meeting of Stockholders, subject to continued board service through the applicable vesting date.

Our directors are also reimbursed for travel, food, lodging, and other expenses directly related to their activities as directors. Our directors are also entitled to the protection provided by the indemnification provisions in our by-laws. Our Board of Directors may revise the compensation arrangements for our directors from time to time. In addition, starting with equity awards made in 2023, directors are entitled to vesting acceleration upon death or disability.




The following table sets forth the total cash and equity compensation paid to our non-employee directors for their service on our Board, on committees of our Board and as the Chairperson of our Board during the year ended December 31, 2024. Mr. Nir and Mr. Lando were not eligible to receive any additional compensation for serving on our Board. Their compensation is disclosed in the "Summary Compensation Table" below.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Avery More	124,071	327,954 (2)	452,025
Marcel Gani	92,250	194,995 (3)	287,245
Nadav Zafrir	274,337	424,968 (4)	699,305
Betsy Atkins	92,250	194,995 (3)	287,245
Tal Payne	64,386	194,995 (3)	259,381
Dirk Hoke	69,750	194,995 (3)	264,745
Dana Gross	76,989	194,995 (3)	271,984
Guy Gecht	11,870	262,708 (5)	274,578

(1) All equity awards are calculated in accordance with FASB ASC Topic 718. We provide information regarding the assumptions used to calculate the value of the equity-based awards in Note 2ad to the audited consolidated financial statements included in our Annual Report on Form 10-K filed on February 25, 2025. As of December 31, 2024, Mr. More held 11,032 unvested restricted stock units, Mr. Gani and Ms. Atkins held 3,986 unvested restricted stock units, Mr. Zafrir held 5,969 unvested restricted stock units, Ms. Payne held 0 restricted stock units, as of December 31, 2024, Mr. Hoke held 4,150 unvested restricted stock units, Ms. Gross held 4,532 unvested restricted stock units, and Mr. Gecht held 13,922 unvested restricted stock units.

(2) Represents the grant date fair value of Mr. More's annual equity award granted on June 5, 2024 of 3,986 restricted stock units ($194,995) and pro-rated additional annual equity award as a Chairperson granted on November 6, 2024 of 7,046 restricted stock units ($132,959), each of which will become fully vested on June 3, 2025.

(3) The amount reported here represents the grant date fair value of 3,986 restricted stock units ($194,995) granted to each director on June 05, 2024. All such units will become fully vested on June 3, 2025.

(4) Represents the grant date fair value of Mr. Zafrir's pro-rated annual equity award granted on June 5, 2024 of 8,687 restricted stock units ($424,968), that will become fully vested on June 3, 2025. Following Mr. Zafrir's decision to step down as Chairperson, 2,718 of these restricted stock units were forfeited, to reflect the pro-rated portion that pertains to his service as Chairperson through November 6, 2024.

(5) Represents the grant date fair value of Mr. Gecht's initial equity award of 7,949 restricted stock units ($149,998) which vest in equal annual installments over three years, and pro-rated annual equity award granted upon appointment to the Board on November 6, 2024 of 5,973 restricted stock units ($112,710) which will become fully vested on June 3, 2025.





Stockholder Engagement and Communication

Understanding the issues that are important to our stockholders is critical in ensuring that we address their interests in a meaningful and effective way. The Company's cross functional team that includes our CFO, our Head of Investor Relations, our Chief Legal Officer and Corporate Secretary, and members of the Board engage with our stockholders year-round, on a regular basis to discuss a range of topics, including our performance, strategy, risk management, executive compensation, sustainability and corporate governance. We recognize the value of taking our stockholders' views into account. Dialogue and engagement with our stockholders help us understand how they view us and set goals and expectations for our performance.

These meetings provide an opportunity for us to maintain an active dialogue with our stockholders so that their perspectives can be thoughtfully considered.



Spring / Summer
- Analyze and consider voting results and investor feedback following our annual meeting.
- Identify governance trends and potential areas for improvement.

Summer / Fall
- Conduct pro-active off-season outreach with stockholders.
- Implement changes to align with investor feedback.

Fall / Winter
- Continued stockholder engagement.
- Enhance Proxy Statement and Annual Report disclosures based on feedback.

Winter / Spring
- Engage with investors that expressed Proxy related concerns or questions.
- Annual Meeting of Stockholders in June.

During 2024 we engaged with stockholders representing over:

~37%
of our outstanding shares

~60%
of our institutional shareholdings as of the record date

Our CFO and other members of the Company's cross-functional team routinely report feedback received from stockholders to our executive management and Board.

We further communicate with stockholders and other stakeholders through various media, including our annual report and SEC filings, proxy statement, press releases, and our website. Additionally, our CEO and CFO engage in meaningful dialogue with our shareholders through investor-related outreach events, and through our quarterly earnings calls which are open to all. Our earnings calls are available in real-time and as archived webcasts on our website.
The Company encourages stockholders to participate in the Company's annual stockholder meeting, as it provides a valuable opportunity to discuss the Company, its corporate governance, and other important matters.

In the last year, our cross functional stakeholder outreach team received shareholder feedback requesting that the Company appoint directors with public company experience with broad international experience. As a result, Guy Gecht was appointed to the Board effective November 6, 2024. With extensive experience in globally recognized companies, Mr. Gecht's perspective is expected to bring valuable insights and strengthen the Company's governance. The Company remains committed to listening to shareholder input.

2024 Engagement Topics

- Board Composition and tenure;
- Corporate Social Responsibility matters;
- Corporate governance matters, including current stockholder rights, board declassification, and board leadership structure;
- Compensation program and long-term incentive compensation mix linking pay and performance;
- Financial performance and key operational metrics;
- Policy and regulatory developments;
- Long term corporate strategy;
- Executive compensation; and
- Human capital management including pay equity, inclusion and employee engagement.


solar**edge**

Communications with the Board

Any stockholder of the Company or any other interested party wishing to communicate with the Board, Chairperson of the Board or individual directors may write to the Board at Board of Directors, c/o Corporate Secretary, 1 HaMada Street, Herziliya 4673335, Israel, or by email at investors@solaredge.com. The Corporate Secretary will maintain a log of such communications and transmit as soon as practicable such communications to the identified director addressees, unless there are safety or security concerns that mitigate against further transmission of the communication, as determined by the Corporate Secretary. The Board, the Chairperson of the Board or individual directors so addressed will be advised of any communication withheld for safety or security reasons as soon as practicable.

In addition, any person wishing to communicate with the Company's independent directors may do so by writing to them, c/o Corporate Secretary, 1 HaMada Street, Herziliya 4673335, Israel, or by email at investors@solaredge.com.



Corporate Social Responsibility [1]



- Product Innovation
- Powering Clean Energy
- Accelerate affordable clean energy
- Deliver smart energy solutions
- Deliver sustainable product



- Powering People
- Be a responsible employer
- Protect human rights
- Invest in communities



- Powering Business
- Ethical and compliant conduct
- Climate resilience
- Resource efficiency
- Ethical sourcing

(1) Our sustainability initiatives and goals are aspirational and may change. Statements regarding our initiatives and goals are not guarantees or promises that they will be met, and the inclusion of information in our sustainability reports (as discussed below), or identifying it as material for purposes of such report or assessing our sustainability and corporate social responsibility initiatives, should not be construed as a characterization of the materiality or financial impact of that information with respect to us or for purposes of any of our SEC filings.




Sustainability has long been a major factor in the SolarEdge vision and business activities. We are dedicated to working to accelerate the move to a low-carbon world, powered by a decentralized, distributed, interconnected energy network with the aim that electricity is generated, stored, managed and used in the most optimal manner. During 2024, we continued making progress in our sustainability performance and disclosure. We have crafted a comprehensive sustainability strategy with quantitative and qualitative targets in several areas. Our sixth annual Sustainability Report, published in 2024, was conducted in reference to leading global sustainability disclosure standards, GRI (Global Reporting Initiative) and in reference to SASB (Sustainability Accounting Standards Board) standards, and aimed to meet the expectations of investors and other stakeholders. Our sustainability strategy includes the following pillars:

- **Powering Clean Energy**: Accelerating the uptake of clean energy, delivering new smart energy, innovative solutions and improving the lifecycle impacts of our products. As a business founded upon the acceleration of clean energy, we strive to reduce our climate impact by minimizing GHG (greenhouse gas) emissions and transitioning to renewable electricity usage in our facilities. By the end of 2024, SolarEdge has five of its own PV systems on its rooftops in the United States, Italy, the U.K, and Israel. Our manufacturing sites have conducted several steps to further optimize and reduce their energy consumption. Furthermore, we have completed a lifecycle analysis for three of our key products, examining the environmental impact of all product life stages. We also strive to achieve near-zero e-waste and minimize the landfill waste of all waste types. In 2024, a total of 83% of all waste at our owned and operated sites was either recycled or recovered to energy.

- **Powering People:** Maintaining leading responsible employment practices, upholding human rights and investing in communities. In 2024, we continued to invest in our workforce to support SolarEdge's business growth, and maintained responsible employment practices, including an enhanced focus on safety and on employee growth and development. Our community engagement program focuses on the advancement of renewable energy for environmental community value; encouraging STEM education and youth innovation; and strengthening a range of populations.

- **Powering Business:** Maintaining and reinforcing ethical conduct throughout our value chain, advancing sustainability, improving the efficiency of our resource consumption and ethical sourcing of raw materials and components.

Below are some examples of our efforts and practices in several sustainability and corporate social responsibility fields:

Climate change and greenhouse gas (GHG) emissions
SolarEdge is a market leader in smart and renewable energy solutions. Our products contribute to the global climate change mitigation efforts. Our solutions allow for millions of tonnes in carbon emission reductions, helping governments and organizations reduce their climate impact.

 # -41M Tonnes of CO2e (*)
41 million tonnes of CO2e GHG emissions avoided each year through use of our systems.

As stated above, we have installed of our own PV systems in six of our different facilities, which will help us reduce our own Scope 2 emissions.

During 2024, our production and R&D sites have continued to implement enhanced energy saving methods, such as automatic shutdowns and/or motion detectors for AC and lighting systems, optimization of HVAC system operation, and optimization of water cleaning systems.

(*) Assuming all SolarEdge systems shipped by end of 2024 are installed and producing for a full year. See our annual sustainability report for further details on our method for calculating the global GHG savings achieved through use of our products.

 

Life Cycle Analysis
We have recently completed the process of life cycle analysis (LCA) research and the subsequent publication of Environmental Product Declarations for three of our key products. The LCA research included an evaluation of environmental performance over the entire life cycle of our products. The entire value chain of our products was examined to study its environmental impact, from material extraction to manufactured product, usage stage and end of life. The LCA results were externally verified and were registered with the International EPD® System. The analysis helps us to better recognize opportunities for environmental impact reduction, including (among else) opportunities for reducing Scope 3 greenhouse gas emissions.

Responsible Procurement
We are proactive in increasing ethical conduct, responsible practices, and human right protection within our extensive global supply chain.
Our supplier code of conduct (SCoC) includes detailed requirements on ethics, safety, environment, human rights, fair employment, and others. We have been engaging key suppliers - and requesting that they acknowledge their compliance with the SCoC terms. To date over 200 active key suppliers have committed to the SCoC terms. In 2024, we also conducted on-site audits for two key raw material suppliers in connection with their compliance with the SCoC requirements. We aim to continue expanding these efforts in 2025.

 >200 **Key active suppliers**
already committed to the terms of our Supplier Code of Conduct

The Safety of our People

We believe that the vast majority of accidents and injuries at work are preventable and aim to create a zero-injury culture across our offices and operations. We comply with applicable occupational health and safety regulations and are certified to Occupational Health and Safety Quality Management Standard ISO 45001:2018. Safety performance is reported quarterly to the Company's Chief Operating Officer, including specific safety incidents analysis, findings, and corrective actions.
Our safety practices include Nominated Safety Officers at key production and R&D sites; a nominated lab electricity supervising engineer for main R&D sites; appointing and training employees as safety trustees; mandatory annual safety training for all employees; job-specific training (for example, proper use of protective equipment, training for working with high-voltage, training for working on rooftops, training for the safe use of machinery/ chemicals/ materials) that is mandatory for all employees in relevant roles; comprehensive safety, fire, and emergency drill programs to provide employees information on emergency procedures; root-cause assessments of incidents; periodic internal and external EHS audits; supplying employees with all necessary PPE (Personal Protective Equipment) according to the identified job-specific risks and all relevant regulations; and maintaining a healthy and ergonomic work environment.

Code of Conduct and Ethical Business Conduct

We have adopted a code of business conduct and ethics that applies to all of our officers and employees, including our Chief Executive Officer and Chief Financial Officer and those officers and employees responsible for financial reporting. We have also adopted a code of business conduct and ethics that applies to our directors. Our codes of business conduct and ethics are posted on the investor relations section of our website under the "Corporate Governance" tab. We intend to disclose future amendments to our codes of business conduct and ethics, and any waivers of their provisions that we grant to our executive officers and directors, on our website within four business days following the date of the amendment or waiver that require disclosure under the applicable rules.





We operate an annual on-line employee code of conduct training program. In the cases of some production employees who do not have computer access, the training is conducted in on-site group sessions. The training includes emphasis on "real" work-place scenarios regarding issues such as how to handle harassment and discrimination in the workplace, matters pertaining to potential conflicts of interest, political involvement, and more. The training also re-informs employees regarding the different channels available for reporting potential code violations This annual training program is mandatory for all employees world-wide.

In addition, we have published a complimentary anti-corruption approach document on our website, available under the "Knowledge Center" page. The anti-corruption approach document provides expanded details on relayed issues. These include the definition of reasonable and unreasonable gift exchange; avoidance of conflicts regarding financial interests; guidelines for participation in external events; and additional instructions and guidelines related to anti-corruption. Our insider trading policy prohibits all employees and non-employee directors from engaging in any speculative transactions, hedging and pledging transactions and trading on margin.

Insider Trading Policy & Anti-Hedging/Pledging Policies

Our Insider Trading Policy governs the purchase, sale and other transactions in our securities by our employees, officers, and directors, and other covered persons, as well as the Company. We believe our Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable exchange listing standards. Our Insider Trading Policy, among other things, prohibits all non-employee directors, officers, and all other employees of the Company, from engaging in hedging, or other speculative transactions relating to Company shares, including trading in puts or calls in Company securities, short-sales of Company securities, or through the purchase of financial instruments, such as prepaid variable forward contracts, equity swaps, collars, and exchange funds or any transactions that have, or are designed to have, the effect of hedging or offsetting any decrease in the market value of Company securities. Non-employee directors, officers, and all employees of the Company are further prohibited from holding Company securities in margin accounts or otherwise pledging Company securities as collateral for a loan. For additional information, see our Insider Trading Policy filed as Exhibit 19 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 25, 2025.

Political Involvement

We respect the diversity of views and beliefs of our employees and encourage them to be active in the civic life of their communities. The Company prohibits any political involvement on its behalf by any of its employees, unless otherwise designated, such as its Global Government Affairs team who engage with governments and policy makers to advocate for policies that are aligned with our business objectives and company values. We do not make any corporate or political contributions. In addition, we endeavor that all Company activities through trade unions and/or industry associations are in support of the Company's public policy positions on all issues. Through active participation and leadership, the Company can educate and influence associations and coalitions in support of our policy positions.

Human Capital Development

We believe that our employees are our most important asset and that our success depends on our ability to attract and retain outstanding employees who can support our ongoing business activities and innovation efforts. We aim to be inclusive in our hiring practices focusing on the best talent for the role in accordance with equal opportunity employment laws.

We aim to provide our employees with advanced professional and development skills so that they can perform effectively in their roles and build their capabilities and career prospects for the future. We maintain leadership programs for managers and team leaders and deliver advanced professional training for sales, research and development and other functional teams as part of our extensive training program each year. Furthermore, we offer educational learning platforms on a variety of subjects for the professional and personal development and advancement of our workforce.





We also have a comprehensive talent management review process to develop future leaders and provide effective succession planning. The Company conducts annual performance and talent management reviews to determine career growth opportunities and facilitate organizational succession planning.

We aim to provide our employees with competitive salary and benefits that enable them to achieve a good quality of life and plan for the future. Our benefits differ according to local norms and market preferences, but typically include all salary and social benefits required by local law (including retirement saving programs, paid vacation and sick leave) and additional benefits that go beyond legal requirements in local markets.

Community Engagement

We believe that healthy and vibrant communities are the foundation of sustainable societies and sustainable businesses. Our community engagement activities are focused on the following three pillars: Advancing education on renewable energy and sustainability; Promoting Science, Technology, Engineering and Math (STEM) education; and Enhancing a range of populations. In 2024, the Company donated $199,000 to various charitable causes that align with these pillars.

In 2020, in honor and memory of Mr. Guy Sella, SolarEdge's former Chief Executive Officer, Chairperson and Co-Founder, we announced a commitment of $1,000,000 to be invested in a joint SolarEdge-Technion educational and technological project. The Technion - Israel Institute of Technology, Israel's leading technical research university, is committed to matching these funds which will be contributed over ten years following said commitment. The Guy Sella Memorial Project combines teaching, research, and outreach activities that extend to high school, undergraduate, and graduate students, including teaching labs which will be established and named after Guy Sella, annual graduate student research fellowships, biennial national energy student hackathons, and visits to the energy center and labs for high school students.

In addition to the financial donations, the Company donated an entire solar energy management system to a women's shelter located in the center of Israel, offering financial benefits and clean energy generation for the shelter. The shelter is operated by an NGO that supports women and children jeopardized by domestic violence. Also, we have facilitated ways for our employees to engage in different volunteering activities organized by the Company throughout the year. A prominent example of these volunteering activities is our flagship educational program, 'EdgeUcate'. The EdgeUcate program aims to raise awareness and educate children from a young age on sustainability practices and solar energy. Age-appropriate learning kits were developed in collaboration with education consultants and content writers for use in the classroom by our employees. Educational kits were designed for students from kindergarten through 12th grade. Among else, the program has been taught to children with disabilities, children from underserved communities, and from a range of populations. The 'EdgeUcate' program is operated in multiple global SolarEdge regions of activity, including Israel, the U.S., South Korea, France, Poland, the Netherlands, Bulgaria, and Australia.

 

Proposal No. 2
Ratification of Appointment of Independent Registered Public Accounting Firm for 2025

The Audit Committee of the Board of Directors has selected Kost Forer Gabbay & Kasierer, a member of EY Global to be the Company's independent registered public accounting firm for the year ending December 31, 2025, and recommends that the stockholders vote for ratification of such appointment. Kost Forer Gabbay & Kasierer, a member of EY Global has been engaged as our independent registered public accounting firm since 2007. As a matter of good corporate governance, the Audit Committee has requested that the Board of Directors submit the appointment of Kost Forer Gabbay & Kasierer, a member of EY Global as the Company's independent registered public accounting firm for 2025 to the stockholders for ratification. In the event our stockholders do not approve this ratification proposal, the Audit Committee will reconsider its selection. Even if the appointment is ratified, the Audit Committee may select another independent registered public accounting firm if it determines that doing so would be in the best interests of the Company. A representative of Kost Forer Gabbay & Kasierer, a member of EY Global is expected to be present at the Annual Meeting. The representative of Kost Forer Gabbay & Kasierer, a member of EY Global will have the opportunity to make a statement at the Annual Meeting if he or she desires to do so and will be available to respond to appropriate questions.

Audit and Related Fees

The following table sets forth the aggregate fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member of EY Global for the audit of our financial statements for the year ended December 31, 2023, and the year ended December 31, 2024, and the aggregate fees for other services rendered by Kost Forer Gabbay & Kasierer, a member of EY Global during those periods:

	2023($)	2024 ($)
Audit fees (1)	2,122,000	2,178,000
Audit related fees (2)	-	225,000
Tax fees (3)	369,000	286,000
Total audit and related fees	2,491,000	2,689,000

(1)   "Audit fees" are fees for audit services for each of the years shown in this table, including fees associated with the annual audit (including audit of our internal control over financial reporting for the year ended December 31, 2023 and for the year ended December 31, 2024), reviews of our quarterly financial results submitted on Form 10-Q, Korean and Italian statutory audit services and consultations on various accounting issues.

(2)   "Audit related fees" are fees related to assurance and related services provided in connection with the issuance of the Company's Convertible Senior Notes issued on June 28, 2024.

(3)   "Tax fees" are fees for professional services rendered for tax compliance, tax advice, tax planning, and review of our Israeli tax returns.



Our Board of Directors adopted a written policy for the pre-approval of certain audit and non-audit services that Kost Forer Gabbay & Kasierer, a member of EY Global provides. The policy balances the need to protect the independence of Kost Forer Gabbay & Kasierer, a member of EY Global, while recognizing that in certain situations Kost Forer Gabbay & Kasierer, a member of EY Global may possess both the technical expertise and knowledge of the Company to best advise the Company on issues and matters in addition to accounting and auditing. In general, the Company's independent registered public accounting firm cannot be engaged to provide any audit or non-audit services unless the engagement is pre-approved by the Audit Committee. Certain services may also be pre-approved by the Chairperson of the Audit Committee under the policy. All of the fees identified in the table above were approved in accordance with our pre-approval policy.

Vote Required

The approval of the Ratification of Appointment of Independent Registered Public Accounting Firm for 2025 requires the affirmative vote of the holders of a majority of the voting power of the stock, present or represented by proxy and entitled to vote on the matter. Abstentions will have the same effect as votes against this Proposal No. 2. While there should be no "broker non-votes" in respect of this Proposal, if there were any, any such broker non-votes will have no effect on this Proposal No. 2.

The Board of Directors recommends a vote FOR the ratification of the appointment of Kost Forer Gabbay & Kasierer, a member of EY Global for 2025.



Proposal No. 3
Say-On-Pay

In accordance with Section 14A of the Exchange Act, we are providing our stockholders with the opportunity to vote, on an advisory (non-binding) basis, to approve the compensation of our named executive officers as disclosed in this Proxy Statement (referred to as a "Say-on-Pay" vote). As described below in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Compensation Committee's goals in setting executive compensation are to motivate our executives to maximize stockholder value, provide compensation that varies based on performance, and attract and retain managerial talent, without promoting unreasonable risk-taking. To achieve these goals, our executive compensation structure emphasizes performance-based compensation, including annual incentive compensation and stock-based awards.

We urge stockholders to read the "Compensation Discussion and Analysis" below, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative following the Compensation Discussion and Analysis, which provide detailed information on the compensation of our named executive officers. The Board of Directors and the Compensation Committee believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving our goals and that the compensation of our named executive officers reported in this Proxy Statement reflects and supports these compensation policies and procedures.

In accordance with Section 14A of the Exchange Act, and as a matter of good corporate governance, stockholders will be asked at the Annual Meeting to approve the following advisory resolution:

RESOLVED, that the stockholders of the Company approve, on an advisory basis, the compensation of the Company's named executive officers described in the Compensation Discussion and Analysis and disclosed in the Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for the Company's 2025 Annual Meeting of Stockholders.

This advisory Say-on-Pay vote is non-binding; however, our Board of Directors and Compensation Committee will review and consider the voting results carefully when making future decisions regarding our executive compensation programs.

The Board of Director currently has a policy of providing for annual "Say-on-Pay" advisory votes. After this 2025 Annual Meeting, our next Say-on-Pay vote is expected to occur at our 2026 Annual Meeting of Stockholders.

The Board of Directors recommends a vote FOR the approval of our executive compensation on an advisory basis.





Proposal No. 4
Approval of Amendment to the Company's Restated Certificate of Incorporation to Limit the Liability of Certain Officers as Permitted by Law

Our Board of Directors has unanimously adopted and declared advisable and in the best interests of the Company and its stockholders, and resolved to recommend to the Company's stockholders that they approve and adopt, an amendment to Article X of the Restated Certificate of Incorporation, as amended, of the Company (the "Certificate") to provide for the elimination of monetary liability of certain officers of the company in certain limited circumstances (the "Proposed Amendment"). The current exculpation protections available to the directors remain unchanged as a result of the Proposed Amendment. The following description is a summary only and is qualified in its entirety by reference to Appendix B to this proxy statement, which marks those changes specifically.[2]

Purpose and Effect of the Proposed Amendment

Pursuant to and consistent with Section 102(b)(7) of the General Corporation Law of the State of Delaware (the "DGCL"), Article X of the Certificate already eliminates the monetary liability of directors in accordance with the DGCL. Effective August 1, 2022, Section 102(b)(7) of the DGCL was amended to permit companies to include in their certificates of incorporation limitations of monetary liability of certain officers (such officers from time to time specified in Section 102(b)(7) of the DGCL, the "covered officers"). Consistent with Section 102(b)(7) of the DGCL, the Proposed Amendment would only permit limiting the liability of covered officers for breaches of the fiduciary duty of care for direct claims. Like the provision limiting the liability of directors, the Proposed Amendment does not permit the elimination of liability of covered officers for:

- any breach of the duty of loyalty to the company or its stockholders;

- any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; or

- any transaction from which the officer derived an improper personal benefit.

---

2   Additions to the Certificate are indicated by underlining, in blue




In addition, the Proposed Amendment does not permit the limitation of liability of certain claims brought by the Company itself and claims brought by stockholders in the name of the Company, such as derivative claims. These limitations on exculpation of covered officers are incorporated into Article X by specifically providing that *"[t]o the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, [a] director or officer of the corporation shall not be liable to the corporation or its stockholders monetary damages for breaches of fiduciary duty as a director or officer"* (emphasis added). Notwithstanding the foregoing, consistent with the language for exculpation of directors currently included in Article X of the Certificate, the Proposed Amendment also provides that if, at any time after it becomes effective, the DGCL is amended to authorize any further elimination or limitation of the personal liability of a corporation's officers (including any change in the roles deemed to be covered officers for purposes of Section 102(b)(7) of the DGCL), then such liability shall automatically be eliminated or limited to the fullest extent permitted by the DGCL, as so amended, with respect to the Company's covered officers (including with respect to any role newly deemed to be a covered officer for purposes of Section 102(b)(7)).

Our Board of Directors believes that it is important to extend exculpation protection to covered officers, to the fullest extent permitted by DGCL, in order to better position the company to attract and retain qualified and experienced officers. In the absence of such protection, such individuals might be deterred from serving as officers, due to exposure to personal liability and the risk of incurring substantial expense in defending lawsuits, regardless of merit. The nature of covered officers' roles often requires them to make decisions on crucial matters, frequently in response to time-sensitive opportunities and challenges, which can create substantial risk of lawsuits that seek to impose liability with the benefit of hindsight. Aligning the protections available to the Company's covered officers with those available to the Company's directors (which provides exculpation to the fullest extent such protections are available under the DGCL, as it exists now or may be amended in the future) would empower covered officers to exercise their business judgment in furtherance of stockholder interests without the potential for distraction posed by the risk of personal liability.

Effectiveness and Vote Required

The Company's covered officers will receive the protections from liability afforded by the Proposed Amendment effective upon the company filing the Certificate of Amendment setting forth the Proposed Amendment with the Delaware Secretary of State. In addition, if the stockholders approve the Proposed Amendment and the Certificate of Amendment setting forth the Proposed Amendment is filed with the Delaware Secretary of State, we intend to file a Restated Certificate of Incorporation to integrate the Certificate and the Proposed Amendment (if approved) into a single document. Our Board of Directors reserves the right to elect to abandon the Proposed Amendment at any time before it becomes effective even if it is approved by the stockholders. If the Board were to exercise such discretion, we will publicly disclose that fact, and our covered officers will not be subject to the foregoing exculpation protections. If our stockholders do not approve the Proposed Amendment, Article X will remain unchanged, our covered officers will not be entitled to exculpation under the DGCL, and a Certificate of Amendment setting forth the Proposed Amendment will not be filed with the Delaware Secretary of State.

The affirmative vote of the holders of a majority of the outstanding shares of our common stock is required to approve the Proposed Amendment. Abstentions and broker non-votes, if any, will have the effect of a vote against the Proposed Amendment.

Our Board unanimously recommends that you vote "FOR" the Amendment to the Company's Restated Certificate of Incorporation to Limit the Liability of Certain Officers as Permitted by Law.



solaredge

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 8, 2025 (unless indicated otherwise below) for:

- Each person known to us to beneficially own 5% or more of the outstanding shares of our common stock;

- Each member of our board of directors and director nominees;

- Each of our named executive officers; and

- The members of our board of directors and our executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership in the following table is based on 59,042,917 shares of common stock outstanding as of April 8, 2025, unless otherwise indicated in the footnotes below. In computing the number of shares of common stock beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all shares of common stock subject to options or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of April 8, 2025. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o SolarEdge Technologies, Inc., 1 HaMada Street, Herziliya Pituach 4673335, Israel.

	Shares Beneficially Owned	
Name of Beneficial Owner 5% Stockholders:	Shares	%
BlackRock, Inc. (1)	8,996,578	15.2%
Grantham, Mayo, Van Otterloo & Co. LLC (2)	4,953,698	8.4%
The Vanguard Group (3)	3,188,132	5.4%
Jane Street Group, LLC (4)	3,090,717	5.2%
Susquehanna Investment Group (5)	3,035,809	5.1%
Directors, Director Nominees and Named Executive Officers:		
Zvi Lando (6)	117,484	*
Yehoshua Shuki Nir (7)	31,046	*
Ronen Faier (8)	126,630	*
Ariel Porat (9)	2,623	*
Rachel Prishkolnik (10)	18,600	*
Uri Bechor (11)	49,384	*
Yoram Tietz (12)	7,426	*
Nadav Zafrir (13)	13,484	*
Gilad Almogy (14)	5,044	*
Avery More (15)	274,478	*
Guy Gecht (16)	5,973	*
Betsy Atkins (17)	6,606	*
Dana Gross (18)	5,228	*
Dirk Hoke (19)	5,911	*
Asaf Alperovitz	0	*
Daniel Huber (20)	14,306	*
All directors and executive officers as a group (13 individuals) (21)	418,886	*




*Represents beneficial ownership of less than 1%.

(1)   Based solely on a Schedule 13G/A filed with the SEC by BlackRock, Inc., on November 12, 2024. The Schedule 13G/A contains information as of September 30, 2024. BlackRock, Inc. reports having sole dispositive power over 8,078,597 shares and sole voting power over 7,827,537 shares. The address of the reporting persons is 50 Hudson Yards, New York, NY 10001.

(2)   Based solely on a Schedule 13G/A filed with the SEC by Grantham, Mayo, Van Otterloo & Co. LLC, on February 13, 2025. The Schedule 13G/A contains information as of December 31, 2024. Grantham, Mayo, Van Otterloo & Co. LLC reports having sole dispositive power and sole voting power over all 4,953,698 shares. The address of the reporting persons is 53 State Street, Suite 3300, Boston, MA, 02109.

(3)   Based solely on a Schedule 13G/A filed with the SEC by The Vanguard Group, on November 12, 2024. The Schedule 13G/A contains information as of September 30, 2024. The Vanguard Group reports having sole dispositive power over 3,113,924 shares, shared dispositive power over 74,208 shares, sole voting power over 0 shares, and shared voting power over 11,803 shares. The address of the reporting persons is 100 Vanguard Blvd., Malvern, PA 19355.

(4)   Based solely on a Schedule 13G filed with the SEC by Jane Street Group, LLC, Jane Street Capital, LLC, Jane Street Options, LLC and Jane Street Global Trading, LLC on February 14, 2025. The Schedule 13G contains information as of December 31, 2024. Jane Street Group, LLC reports having sole dispositive power over 0 shares, shared dispositive power over 3,090,717 shares, sole voting power over 0 shares, and shared voting power over 3,090,717 shares. Jane Street Capital, LLC reports having sole dispositive power over 0 shares, shared dispositive power over 176,684 shares, sole voting power over 0 shares, and shared voting power over 176,684 shares. Jane Street Options, LLC reports having sole dispositive power over 0 shares, shared dispositive power over 458,100 shares, sole voting power over 0 shares, and shared voting power over 458,100 shares. Jane Street Global Trading, LLC reports having sole dispositive power over 0 shares, shared dispositive power over 2,455,933 shares, sole voting power over 0 shares, and shared voting power over 2,455,933 shares. The address of the reporting persons is 250 Vesey Street, 6th Floor, New York, NY 10281.

(5)   Based solely on a Schedule 13G filed with the SEC by Susquehanna Investment Group and Susquehanna Securities, LLC on February 13, 2025. The Schedule 13G contains information as of December 31, 2024. Susquehanna Investment Group reports having sole dispositive power over 1,600 shares, shared dispositive power over 3,035,809 shares, sole voting power over 1,600 shares, and shared voting power over 3,035,809 shares. Susquehanna Securities, LLC reports having sole dispositive power over 3,034,209 shares, shared dispositive power over 3,035,809 shares, sole voting power over 3,034,209 shares, and shared voting power over 3,035,809 shares. The address of the reporting persons is 401 E. City Avenue, Suite 220, Bala Cynwyd, PA 19004

(6)   Consists of 58,317 shares of common stock beneficially owned by Mr. Lando, 2,869 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 8, 2025, and 56,298 shares of common stock issuable upon exercise of options exercisable within 60 days of April 8, 2025. Mr. Lando., our former CEO and director was no longer an Executive officer of the Company after August 26, 2024.

(7)   Consists of 31,046 shares of common stock issuable upon settlement of restricted stock units, owned by Mr. Nir, our CEO, which will vest and settle within 60 days of April 8, 2025

(8)   Consists of 75,211 shares of common stock beneficially owned by Mr. Faier, 1,136 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 8, 2025, and 50,283 shares of common stock issuable upon exercise of options exercisable within 60 days of April 8, 2025. Mr. Faier, our former CFO and Interim CEO was no longer an Executive officer of the Company after December 4, 2024.

(9)   Consists of 90 shares of common stock beneficially owned by Mr. Porat, and 2,533 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 8, 2025 and 4,767 shares of common stock issuable upon exercise of options exercisable within 60 days of April 8, 2024.

(10) Consists of 12,700 shares of common stock beneficially owned by Ms. Prishkolnik, 790 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 8, 2025, and 5,110 shares of common stock issuable upon exercise of options exercisable within 60 days of April 8, 2025. Ms. Prishkolnik, our former VP General Counsel and Corporate Secretary was no longer an Executive officer of the Company after December 31, 2024.

(11) Consists of 31,964 shares of common stock beneficially owned by Mr. Bechor, 11,169 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 8, 2025, and 6,251 shares of common stock issuable upon exercise of options exercisable within 60 days of April 8, 2025.

(12) Consists of 2,507 shares of common stock beneficially owned by Mr. Tietz, and 4,919 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 8, 2025.

(13) Consists of 7,515 shares of common stock beneficially owned by Mr. Zafrir, and 5,969 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 8, 2025.

(14) Consists of 125 shares of common stock beneficially owned by Mr. Almogy, and 4,919 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 8, 2025.

(15) Consists of 169,746 shares of common stock beneficially owned by Avery More, 11,032 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 8, 2025, 50,000 shares held by More CRUT (More Charitable Remainder Unitrust), 40,000 shares held by More Family 2020 DT Investment LLC, 1,000 shares held by More Generations Trust, 1,000 shares held by Yaron Generations Trust and 1,700 shares held by Avery More's wife, Jerralyn Smith More, as to which Avery More disclaims any ownership interest.

(16) Consists of 5,973 shares of common stock beneficially owned by Mr. Gecht. issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 8, 2025.

(17) Consists of 2,620 shares of common stock beneficially owned by Ms. Atkins, and 3,986 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 8, 2025.

(18) Consists of 1,242 shares of common stock beneficially owned by Ms. Gross, and 3,986 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 8, 2025.

(19) Consists of 1,761 shares of common stock beneficially owned by Mr. Hoke, and, 4,150 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 8, 2025.

(20) Consists of 10,705 shares of common stock beneficially owned by Mr. Huber, and, 3,601 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 8, 2025.

(21) Consists of 320,214 shares of common stock, 89,133 shares of common stock issuable upon settlement of restricted stock units which will vest and settle within 60 days of April 8, 2025, and 6,251 shares of common stock issuable upon exercise of options exercisable within 60 days of April 8, 2025.





Equity Compensation Plan Information

The following table summarizes information as of December 31, 2024, about shares of common stock that may be issued under our equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)(1)	Weighted-average exercise price of outstanding options, warrants and rights (b)(2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(3)
Equity compensation plans approved by security holders	4,013,020	$5.86	14,180,213
Equity compensation plans not approved by security holders	-	-	-
Total	4,013,020	$5.86	14,180,213

(1) Includes 4,011,020 shares of common stock issuable upon exercise or vesting, as applicable, of stock awards outstanding under the Company's 2015 Global Incentive Plan and 2,000 shares of common stock issuable upon exercise of options outstanding under the Company's 2007 Global Incentive Plan.

(2) Reflects the weighted average exercise price of outstanding options under the Company's 2007 Global Incentive Plan and 2015 Global Incentive Plan. Stock awards other than options reflected in column (a) are not reflected in this column as they do not have an exercise price.

(3) Includes 11,340,502 shares of common stock available for future issuance under the Company's 2015 Global Incentive Plan and 2,839,711 shares of common stock available for future issuance under the Company's Employee Stock Purchase Plan. The amounts in this column do not include 2,939,024 and 487,643 shares that were added to our 2015 Global Incentive Plan and our Employee Stock Purchase Plan, respectively, on January 1, 2025 pursuant to the evergreen provisions thereunder that provide for automatic annual increases on January 1 of each year until January 1, 2025. Under the 2015 Global Incentive Plan, such increase is equal to 5% of our outstanding shares as of the preceding December 31 (or such lesser amount as approved by the Board) and under the Employee Stock Purchase Plan, such increase is equal to the lesser of 1% of our outstanding shares as of the preceding December 31 and 487,643 (or such lesser amount as approved by the Board). Upon consummation of our initial public offering, the Company's 2007 Global Incentive Plan was terminated and no further awards can be granted under this plan.

Employee Stock Purchase Plan

We have adopted an employee stock purchase plan ("ESPP"), pursuant to which our eligible employees and eligible employees of our subsidiaries may elect to have payroll deductions made during the offering period in an amount not exceeding 15% of the compensation which the employees receive on each pay day during the offering period. In the second quarter of calendar 2016, we started granting eligible employees the right to purchase our common stock under the ESPP. As of December 31, 2024, a total of 4,638,023 shares were reserved for issuance under the ESPP.



Executive Officers

Biographical information for the executive officers of the Company is set forth below. Biographical information for Mr. Nir can be found under "Election of Directors" on page 5.

Asaf Alperovitz



Age: 56

Other Current Public Boards: None.

Mr. Alperovitz serves as SolarEdge's CFO, since his appointment on March 3, 2025.

Mr. Alperovitz served as the CFO of Delta Galil, from 2019 to 2024, a global high-tech apparel company. Prior to Delta Galil, he held CEO and CFO positions at NASDAQ, NYSE and TASE listed companies, including Syneron Medical, Omrix Pharmaceuticals (acquired by J&J), Tefron and Allmed Solutions. He also previously held senior management roles at Ernst &Young. Throughout his career, Mr. Alperovitz has led multiple IPOs, secondary offerings, M&A deals, and strategic transformations.
He holds a BA in Accounting & Economics and an MBA from Tel-Aviv University.

Uri Bechor



Age: 54

Other Current Public Boards: None

Mr. Bechor joined SolarEdge in 2019 as our Chief Operating Officer. Prior to joining SolarEdge, Mr. Bechor was at Flex Ltd., a multinational electronics contract manufacturer for 22 years where he served as Senior Vice President, Global Operations, Europe and the Americas and General Manager at Flex International Ltd. Mr. Bechor, in his previous position, oversaw more than forty manufacturing sites and was responsible for revenues of more than $10 billion.

Daniel Huber



Age: 43

Other Current Public Boards: None

Mr. Daniel Huber joined SolarEdge in 2010 and currently serves as our Chief Revenue Officer, a position that he held since May 2023.
Prior to his current position, Mr. Huber held various executive sales and business management positions in SolarEdge, with the latest being VP and General Manager between 2019 and May 2023 for the SolarEdge Rest of the World Division and VP and General Manager, Australia and Japan between 2016 and 2019.Prior to joining SolarEdge, in Baccini Cell Systems, a division in the Applied Materials Solar Business Group.
Mr. Huber Holds a B.Sc. in Industrial Engineering & Management, from Tel Aviv University.





Executive Compensation

Compensation Discussion and Analysis

We invest our resources to grow our business both organically and non-organically in a manner that we believe will increase stockholder value. Our Compensation Committee oversees our compensation guidelines and practices in order to attract new talent, support and reward the achievement of our financial goals and promote the attainment of other key business objectives.

Company Named Executive Officers

Our NEOs for the year ended December 31, 2024, are:

- Yehoshua Shuki Nir, our Chief Executive Officer and Director[1];
- Zvi Lando, our former Chief Executive Officer and former Director[2];
- Ronen Faier, our former Chief Financial Officer and former Interim Chief Executive Officer[3];
- Ariel Porat, our former Chief Financial Officer until March 3, 2025[4];
- Uri Bechor, our Chief Operations Officer; and
- Rachel Prishkolnik, our Former Vice President, General Counsel and Corporate Secretary[5].

(1) Mr. Nir was originally hired as our Chief Marketing Officer on June 15, 2024. On December 4, 2024, he was appointed as Chief Executive Officer and a member of the Board.

(2) Mr. Lando served as Chief Executive Officer until August 26, 2024 and as a member of the Board until December 4, 2024. He remains employed as a Special Advisor until May 31, 2025.

(3) On August 26, 2024, Mr. Faier transitioned from his role as Chief Financial Officer to Interim Chief Executive Officer to succeed Mr. Lando. Following Mr. Nir's appointed as Chief Executive Officer on December 4, 2024, Mr. Faier continues to provide services as a Special Advisor until June 4, 2025.

(4) Mr. Porat was originally hired on June 1, 2024 as our Senior Vice President, Finance. On August 26, 2024, he was appointed to as Chief Financial Officer and was subsequently succeeded by Asaf Alperovitz on March 3, 2025. Mr. Porat will continue to remain employed in a non-executive role until September 2, 2025.

(5) Ms. Prishkolnik retired from her position on December 31, 2024. She will continue to be employed in a non-executive role until August 31, 2025.





Compensation Strategy

The main objectives of our executive pay-for-performance compensation program are to:
- promote stockholder interests by aligning compensation with our business objectives, including by introducing long term incentives with long term performance goals;
- provide competitive compensation that varies based on performance and drives employee performance and engagement; and
- attract and retain managerial talent, without promoting unreasonable risk-taking.

These guiding principles apply to all of our executive pay practices discussed. Achievement of the minimum financial parameters set forth in our annual cash incentive compensation plan is required before any compensation is payable under the plan. Specifically, for 2024, because the overall achievement of the financial measures in the bonus plan were below the minimum threshold, no bonuses were paid to our named executive officers ("NEOs").

Compensation Objectives and Guiding Principles

The primary objectives of our senior executive compensation program are as follows:
- **Pay for Performance:** During 2024, our compensation programs furthered our pay for performance philosophy by aligning the compensation of our NEOs with the company's performance. The Compensation Committee determined two financial goals—Revenues and Non-GAAP Operating Income (Loss)—would constitute 100% of each NEO's 2024 annual cash incentive plan opportunity. Additionally, the final three-year tranche of the 2022 PSUs were not earned as our relative total stockholder return (TSR) performance was below threshold.
- **Alignment of Interests:** We seek to align the interests of our senior executives with those of our stockholders through a heavy emphasis on equity-based awards and robust stock ownership guidelines. In 2024, 50% of each NEO's annual equity award was granted in the form of PSUs tied to total stockholder return measured based on the performance of the Company's stock price over three years versus the companies that constitute the S&P 500 Index and 50% was granted in the form of time-based RSUs which vest only if the executive remains employed by the Company over a four-year period. In addition, certain NEOs received sign-on and retention equity awards that required a mix of continued employment throughout four-year vesting periods and an achievement of certain stock price goals.
- **Attraction, Motivation, and Retention of Talent:** Our senior executive compensation programs are designed to help us attract, motivate, and retain key management talent who drive profitability and the creation of stockholder value.

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Compensation Governance Highlights

In addition to aligning pay with performance of the Company, our executive compensation program is intended to be consistent with corporate governance best practices. This is demonstrated by the following elements in our executive officer compensation arrangements:

- robust stock ownership and holding guidelines for executive officers and directors;
- prohibition applicable to all directors and employees against engaging in any hedging or pledging transactions or comparable transactions;
- use of objective performance criteria in our incentive plans;
- advice from independent compensation consultants retained by the Compensation Committee;
- no specific retirement benefit plans designed solely for senior executives or entitlements such as executive benefits and perquisites, tax gross-ups, etc.; and
- a significant portion of each NEO's annual equity award is subject to our 3-year relative total stockholder (TSR) performance and other performance-based equity awards granted during 2024 are subject to stock price hurdles requiring substantial improvement in our stock price performance.

 

2024 Total Target Compensation

For 2024, approximately 87% of Mr. Lando’s (our CEO at the beginning of the year, until August 26, 2024) target total direct compensation and 80% of the target total direct compensation, on average, for our other NEOs who were serving at the beginning of the year (Mr. Faier, Mr. Bechor and Ms. Prishkolnik) was “at-risk”, meaning that it was contingent upon the achievement performance goals or subject to time-based vesting requirements. Target total direct compensation for this purpose consists of base salary, target annual incentive opportunity and target annual long-term equity incentive opportunity, and it does not include any sign-on or retention awards.


Base Salary
Cash Incentive Compensation
Long-Term Incentive
13%
16%
CEO
71%
Variable at risk – 87%


Base Salary
Cash Incentive Compensation
Long-Term Incentive
20%
NEO
14%
66%
Variable at risk – 80%

2024 Executive Transitions and Compensation

During 2024 as part of our transition plan, we made significant changes to our executive team to navigate the Company through its recent challenges and realize its position as a global leader in renewable energy solutions,. These transitions included the resignation of Zvi Lando as Chief Executive officer, and the commencement of our search for a new CEO with the support of a leading global executive search firm. Our plan also led to the appointments of Shuki Nir as Chief Marketing Officer and subsequently as Chief Executive Officer and of Ariel Porat as Senior Vice President, Finance and subsequently as Chief Financial Officer. As a result of these changes, Ronen Faier also served as our Interim Chief Executive Officer for a portion of 2024. The table below summarizes the compensation arrangements negotiated in connection with these appointments, including sign-on equity awards which were intended to encourage employee retention and long-term investment in the Company.

	Shuki Nir		Ariel Porat	Ronen Faier
Role	Chief Marketing Officer	Chief Executive Officer	Chief Financial Officer	Interim Chief Executive Officer
Annual Base Salary (NIS)	1,752,000	2,643,180	1,860,000	2,592,000
Target Annual Cash Incentive	75% of Base Salary	100% of Base Salary	80% of Base Salary	100% of Base Salary
Sign-On Equity Awards	88,715 RSUs that vest as to 25% on May 31, 2025 and quarterly thereafter through May 31, 2028	106,683 PSUs, subject to achievement of stock price hurdles of $40 (for 35,561 PSUs), $70 (for 35,561 PSUs) and $100 (for 35,561 PSUs) 28,450 RSUs that vest as to 25% on February 28, 2026 and quarterly thereafter through February 28, 2029	56,455 RSUs that vest as to 25% on August 31, 2025 and quarterly thereafter through August 31, 2028	15,000 PSUs, subject to achievement of a stock price hurdle of $50 during a two-year performance period 50,000 RSUs that vest on August 26, 2025





Elements of Compensation

The following table describes each element of our senior executive compensation program and how these elements help us to achieve our compensation objectives:

Compensation Element	Form	Objective	Rationale / Key Characteristics
Base Salary	Cash	Attraction Retention	• Fixed compensation. • Intended to be commensurate with each senior executive's position and level of responsibility. • Evaluated annually or as necessary in response to organizational/business changes, individual performance, market data, etc., but not automatically increased.
Annual Cash Incentive	Cash	Performance Alignment of Interests Motivation	• Tied to and contingent upon the Company's Revenue and Non-GAAP Operating Income (Loss) performance against goals established at the beginning of the calendar year by the Compensation Committee. • Designed to reward achievement with respect to challenging annual performance goals that we consider important contributors to stockholder value. • The Compensation Committee approves annual cash incentive payouts based on the level of achievement with respect to these pre-established goals, with threshold performance resulting in a payout at 50% of target and maximum performance resulting in a payout at 200% of target.
Long-Term Incentives	Annual PSUs: 50%	Performance Alignment of Interests Motivation Retention	• Based on the Company's TSR ranking relative to the S&P 500 index constituents over a three-year period, with a maximum payout at 150% of target • 2024 annual PSUs, to the extent earned, vest after completion of the three-year performance period
	Annual RSUs: 50% Sign-On RSUs	Alignment of Interests Retention Motivation	• Variable compensation designed to align and retain key senior executives through the term of the awards • Annual RSUs vest quarterly over four years • Sign-on RSUs vest as to 25% on the initial vesting date and quarterly over the following the three years
	Sign-On and Retention PSUs	Performance Alignment of Interests Motivation Retention	• Vest based on absolute stock price performance requiring significant appreciation from the Company's stock price on the applicable grant dates. • Performance periods range from two to three years, with any earned PSUs vested upon achievement of the stock price threshold
Other Compensation and Benefits	N/A	Attraction Retention	• NEOs receive benefits that are generally available to all salaried employees in Israel, where the NEOs are located. This includes contributions to an education fund and to a fund known as Manager's Insurance, which provides a combination of retirement plan, insurance, and severance pay benefits to Israeli employees.
Change-in-Control Arrangements	Equity	Alignment of Interests Attraction Retention	• Each of our NEOs has a clause in his or her employment agreement that entitles the NEO to immediate vesting of equity in the event of a qualifying termination within one year following a change in control ("double-trigger" equity vesting). • Aligns management with stockholder interests in the face of events that may result in a change-in-control and not with potential individual implications of any such events. • Reasonable change-in-control protections are necessary in order for us to attract and retain qualified employees. • We periodically review the necessity and design of our senior executive severance and change-in-control arrangements.




Implementing Compensation Objectives

Determining Compensation

In making compensation decisions, we review the performance of the Company and each senior executive. We also consider the senior executive's level of responsibility, the importance of the senior executive's role in achieving our corporate objectives, and the senior executive's long-term potential, while taking into account his or her current target compensation, value of outstanding equity awards, and stock ownership levels, and our stock selling restrictions for senior executives. Finally, we weigh competitive practices, relevant business and organizational changes, retention needs, and internal pay equity.

Role of Compensation Committee and Management

The Compensation Committee has primary responsibility for overseeing the design and implementation of our senior executive compensation programs. The Compensation Committee, with input from the other independent directors, evaluates the performance of the CEO. The Compensation Committee then recommends CEO compensation to the independent directors for approval. The CEO and the Compensation Committee together review the performance of our other senior executives, and the Compensation Committee determines their compensation based on recommendations from the CEO. The executives do not play a role in their own individual compensation determinations. The Committee determines incentive program design and other executive compensation policies and practices based in part on the CEO's recommendations and other relevant data provided by management and FW Cook. On November 11, 2024, Dana Gross was appointed as the chairperson of our Compensation Committee.

Role of Compensation Consultants

With respect to decisions for 2024 target compensation of the NEOs, competitive review of senior executive and non-employee director compensation programs and peer group review for 2024, the Compensation Committee retained Frederic W. Cook & Co., Inc. ("FW Cook") to review market trends and advise the Compensation Committee, including review of Company-wide burn rate and other aggregate LTI grant practices. FW Cook is the sole compensation consultant for the Compensation Committee and did not provide additional services outside of advising us on the amount and form of executive and director compensation.

Our Compensation Committee has concluded that no conflicts of interest exist with respect to FW Cook's provision of services after considering the following six factors: (i) the provision of other services to us by FW Cook; (ii) the amount of fees FW Cook received from us as a percentage of its total revenue; (iii) the policies and procedures of FW Cook that are designed to prevent conflicts of interest; (iv) any business or personal relationship of the FW Cook consultants with a member of the Compensation Committee; (v) any of our stock owned by the FW Cook consultants; and (vi) any business or personal relationship of the FW Cook consultants or FW Cook with any of our executive officers.

The Compensation Committee is directly responsible for the appointment, compensation, and oversight of FW Cook. FW Cook reported directly to the Compensation Committee, although the Compensation Committee instructed FW Cook to work with management to compile information and to gain an understanding of the Company and any Company-related issues for consideration by the Compensation Committee, including market trends.



solaredge

Compensation Peer Group

In order to attract, retain, and motivate the best management talent, we believe that we must provide a target compensation opportunity that is competitive relative to our peers. Therefore, the Compensation Committee considers practices of specific companies that we identified as our peers for executive compensation in 2024 (the "2024 Peer Group"), as well as survey data.

Prior to the start of each new year, the Compensation Committee reviews the peer group with FW Cook, and makes changes, as appropriate, with an aim that it continues to appropriately reflect the Company's size, industry, and scope of operations when considering the appropriate compensation for our executives.

In the third quarter of 2023, FW Cook reviewed our peer group and recommended removing two peers (Cognex and Silicon Laboratories) that fell below 0.3x of our trailing four quarter revenue at the time, leaving only 14 continuing peers. A comprehensive search for additional peers was performed which focused primarily on broad industry, revenue, and market capitalization relevance, with an aim toward increasing the number of peers and bringing our revenue and market capitalization closer to the peer median at the time. As a result, we added 11 new peers. This peer group was used to inform 2024 compensation decision and was comprised of the following 25 companies (the "2024 Peer Group"):

2024 Peer Group:

- Amkor Technology, Inc.*
- ANSYS, Inc.
- Arista Networks, Inc.
- Cadence Design Systems, Inc.
- Ciena Corporation*
- Coherent Corp*
- Curtiss-Wright Corp
- Diodes Incorporated*
- Enphase Energy, Inc.

- Entegris, Inc.
- First Solar, Inc.
- Generac Holdings, Inc.
- HEICO Corp
- IDEX Corp
- ITT, Inc.*
- Juniper Networks, Inc.*
- Lincoln Electric Holdings, Inc.*
- MKS Instruments, Inc.

- Monolithic Power Systems, Inc.
- PTC, Inc.*
- Qorvo, Inc.*
- Sensata Technologies Holding plc*
- Skyworks Solutions, Inc.
- Teradyne, Inc.
- Vertiv Holdings Co*

*New peer for 2024 Peer Group, added in late Summer 2023

In September 2024, FW Cook performed a review of the Peer Group prior to performing a market study to inform 2025 compensation decisions. Due to the decline in our revenue and market capitalization since the peer group review in 2023 and following a comprehensive search for additional peers which focused primarily on broad industry, revenue, and market capitalization relevance, FW Cook recommended that 16 of the largest peers be removed and 14 new peers be added. The Compensation Committee approved FW Cook's recommendations in recognition that the 2024 Peer Group would no longer provide relevant compensation benchmarks given SolarEdge's reduced financial size. The 14 new peers had trailing four quarter revenue at the time ranging from $805 million to $3.5 billion and had market capitalization ranging from $1.1 billion to $3.9 billion (measured as a trailing 12-month average through September 17, 2024). The peer group restructuring resulted in a 48% reduction in median trailing four quarter revenue and a 76% reduction in the median trailing 12-month average market capitalization through September 17, 2024, in each case, compared to the 2024 Peer Group. Our 2024 analyst consensus revenue at the time the peer group was reviewed was $1.07 billion, which was positioned between the 25th percentile and the median of the new peer group's trailing four quarter revenue. Our trailing 12-month average market capitalization through September 17, 2024 was $3.6 billion, which was positioned at the 49th percentile of the new group. This revised peer group was used to inform 2025 compensation decisions and the establishment of Mr. Nir's compensation in connection with his appointment as Chief Executive Officer and was comprised of the following companies (the "2025 Peer Group"):



solaredge

2025 Peer Group:

- Advanced Energy Industries, Inc.*
- Array Technologies, Inc.*
- Ciena Corporation
- Coherent Corp.
- Curtiss-Wright Corporation
- Diodes Incorporated
- EnerSys*
- Enphase Energy, Inc

- Fluence Energy, Inc.*
- Generac Holdings Inc.
- Ichor Holdings, Ltd.*
- Infinera Corporation*
- Itron, Inc.*
- ITT Inc.
- MKS Instruments, Inc.
- Photronics, Inc.*

- Rogers Corporation*
- Semtech Corporation*
- Sensata Technologies Holding plc
- Sunrun Inc.*
- Synaptics Incorporated*
- Ultra Clean Holdings, Inc.*
- Wolfspeed, Inc.*

*New peer for 2025 Peer Group, added in September 2024

2024 Pay Positioning

After reviewing the market data described above, the Compensation Committee determined the approximate range within which to target total direct compensation (the sum of base salary, target annual incentive, and the target value of long-term incentives) for our senior executives for 2024. Within that range, we incorporated flexibility to respond to and adjust for the evolving business environment and our specific hiring and retention needs.

In general, for 2024, the Compensation Committee maintained base salaries and short-term incentive target opportunities for our senior executives, including the NEOs, below the median market benchmarks. The 2024 long-term incentive awards, which were granted in January 2024, were set at or below the median (note that additional off-cycle equity awards were granted in September 2024 to certain NEOs in connection with the CEO transition and additional efforts required to navigate our business challenges at the time, as described in greater detail further in this document). Individual levels took into account the Compensation Committee's overall subjective evaluation of individual performance, senior executive responsibilities relative to benchmark position responsibilities, and individual skill set and experience.

Results of 2024 Advisory Vote to Approve Executive Compensation

At our 2024 annual meeting of stockholders, 77.1% of the votes cast were in favor of our advisory resolution regarding the compensation of our NEOs. Our Board and Compensation Committee consider the results of the Company's say-on-pay vote as one of several inputs in determining our stockholder engagement strategy for the following year. In response to the decline in support of our executive compensation program, and at the recommendation of Mr. Lando (who was serving as Chief Executive Officer at such time), the Compensation Committee approved a 20% reduction in the base salary of Mr. Lando and a 10% reduction in the base salaries of his then-serving direct reports. Although executive compensation was included in our 2024 stockholder engagement outreach, our stockholders did not provide any widely supported suggestions or requests for changes to our executive compensation program.

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Compensation-Related Governance Policies

Equity Grant Practices

The Compensation Committee generally approves the annual equity awards for the Company's executive officers, including each of the NEOs, at its meeting in December of the previous year, with a grant date to be effective in January before the filing of the Company's Annual Report on Form 10-K for the prior fiscal year. The Compensation Committee generally also approves initial grants, for other employees, once a quarter, on the last calendar month of each quarter. In special circumstances, including the hiring or promotion of an individual or where the Compensation Committee determines it is in the Company's best interest, the Compensation Committee may approve grants to be effective at other times. Employees may also enroll to purchase shares of the Company's common stock under the terms of the ESPP. The Company may change its equity grant practices in the future. The Company did not grant any stock option awards in 2024. In 2024, the Compensation Committee did not take material nonpublic information into account when determining the timing and terms of equity awards, and the Company did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Clawback Policy

We maintain a Clawback Policy that complies with the requirements of Exchange Act Rule 10D-1. The Clawback Policy provides that, in the event that the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, the Compensation Committee shall take all necessary steps, unless determined to be financially impracticable, to cancel all or any portion of any outstanding incentive compensation, including annual bonuses and other short- and long-term cash, equity and equity-based incentive awards, which is in excess of the compensation the Company's current and former executive officers (as determined by the Board in accordance with Rule 10D-1 promulgated under the Exchange Act and Nasdaq listing standards) would have earned for the relevant fiscal period(s) had the accounting restatement not occurred.

Stock Ownership and Holding Guidelines

The Company's board of directors has adopted Stock Ownership and Holding Guidelines that apply to the Company's board of directors, the CEO, and the executive officers, including the NEOs. The current guidelines require the CEO to attain and maintain ownership of stock equal to four times his annualized base salary and require all other members of the CEO's executive team to maintain ownership of stock equal to two times their annualized base salary. Non-employee members of the Board are required to attain and maintain ownership of stock equal to five times their cash retainer.

"Stock Ownership" can include the following, whether owned directly by, or held in trust for the benefit of, the executive or non-employee director or any member of his or her immediate family:
1. Common stock of the Company, except to the extent such stock is subject to vesting conditions other than conditions based solely on the passage of time.
2. Company stock units or similar stock rights granted under the Company's equity awards which are to be settled in shares of common stock, except to the extent such stock units or rights are subject to vesting conditions other than conditions based solely on the passage of time.

Unexercised stock options, whether vested or unvested, and unearned performance-based awards do not count towards the guidelines. Executives and directors who are covered by the policy are required to hold 50% of the "net profit shares" resulting from stock option exercises and/or vesting of other stock-based awards until they reach their applicable stock ownership level. "Net profit shares" refers to the number of shares actually held by an executive or director following a vesting or exercise event after covering withholding tax requirements and/or the costs of purchasing common stock.

Once covered by the stock ownership policy, executives and members of the Board are expected to continuously accumulate qualifying equity until they meet the minimum stock ownership requirement. Once an individual has achieved the required stock ownership level, he/she must maintain stock ownership at or above the required level. As of the Record Date, all the executives and directors subject to this policy have met the requisite ownership guideline or are in compliance with the holding requirement under the policy.




Compensation of the Named Executive Officers

In determining target total direct compensation for our NEOs for 2024, the Compensation Committee reviewed independent market data as well as then-current pay levels of the Company's senior executives, the Company's pay philosophy and corporate performance, and the individual performance of the NEOs and other executive-specific factors such as criticality, tenure, and skill set relative to external marketplace.

For a discussion of the Company's performance for the year ended December 31, 2024, see "Proxy Executive Summary-2024 Business Highlights and Link to Pay Decisions" above.

Base Salary

The base salaries for our NEOs in New Israeli Shekel (NIS), since our NEOs are located in Israel and their salaries are paid in NIS. In January 2024, the Compensation Committee approved the 2024 base salaries, effective as of January 1, 2024, for each NEO who were serving at such time, which reflected no change to the 2023 base salaries other than for Mr. Lando. At his recommendation, Mr. Lando's base salary was reduced by 20% to 2,420,000 NIS for a six-month period (which was subsequently extended through December 31, 2024). In connection with their appointments in June 2024, the Compensation Committee approved the initial base salary of Mr. Nir (1,752,000 NIS) and Mr. Porat (1,860,000 NIS). Subsequently, in July 2024, upon recommendation of the affected NEOs, the Compensation Committee approved a 10% reduction in each NEO's (other than Mr. Lando's) base salary through December 31, 2024. In connection with his appointment as Interim Chief Executive Officer, Mr. Faier's base salary was increased to 2,592,000 NIS on August 26, 2024. In connection with his appointment as Chief Executive Officer, Mr. Nir's base salary was increased to 2,643,180 NIS on December 4, 2024. Mr. Porat's base salary was not adjusted in connection with his appointment as Chief Financial Officer.

The following table sets forth the base salaries for the NEOs as of December 31, 2023 and December 31, 2024 and the aggregate percentage change:

Name	2023 Annual Base Salary (NIS)	2024 Annual Base Salary (NIS)	Aggregate Percentage Change
Shuki Nir	—	2,643,180	—
Zvi Lando	3,025,000	2,420,000	(20%)
Ronen Faier	1,865,000	2,592,000	39%
Ariel Porat	—	1,674,000	—
Uri Bechor	1,781,000	1,602,900	(10%)
Rachel Prishkolnik	1,569,000	1,412,100	(10%)





Annual Cash Incentive Compensation

For 2024, each NEO was eligible to receive an annual cash incentive compensation payment based on achievement with respect to pre-established corporate performance goals. At the beginning of 2024 or in connection with their respective appointments, the following target annual cash incentive awards were established by the Compensation Committee, which are pro-rated for any NEOs who were not employed for all of 2024:

Name	2024 Target Annual Incentive Award (as a % of Base Salary)
Shuki Nir(1)	75%
Zvi Lando	125%
Ronen Faier(2)	80%
Ariel Porat	80%
Uri Bechor	80%
Rachel Prishkolnik	67%

(1) Mr. Nir's target annual incentive award opportunity for 2024 was not adjusted in connection with his appointment as Chief Executive Officer; however, his 2025 target annual incentive award was increased to 100% of his annual base salary.

(2) Mr. Faier's target annual incentive award opportunity for 2024 was increased to 100% in connection with his appointment as Interim Chief Executive Officer.

For all of the NEOs, any payments under the annual cash incentive compensation program are contingent upon the Company achieving threshold performance with respect to the performance measures. The table below sets forth the performance measures and targets approved by the Compensation Committee in March 2024, the actual performance of such measures and the resulting payout percentage.

Measure	Weight	Achievement Range			Actual Performance	Weighted Payout Percentage
		Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)		
Revenues	50%	$1.32B (80% of target goal)	$1.65B	$1.98B (120% of target goal)	$0.9B	0%
Non-GAAP Operating Income (Loss)	50%	$(264M) (80% of target goal)	$(220M)	$(176M) (120% of target goal)	$(1.3M)	0%

Because threshold performance was not achieved under either performance measure for 2024, no annual cash incentive compensation was earned by the NEOs.

In connection with Mr. Faier's appointment as Interim Chief Executive Officer, the Compensation Committee approved a new cash incentive opportunity with a target equal to 100% of his annual base salary for a performance period of September 1, 2024 through March 31, 2025, pro-rated if a permanent Chief Executive Officer was appointed prior to March 31, 2025. However, prior to finalizing the terms of such incentive award, the Compensation Committee determined not to provide such award, and no amount was earned with respect to such award.

 

In addition, in December 2024, the Compensation Committee approved a new retention cash incentive opportunity for each of Mr. Porat, Mr. Bechor and Ms. Prishkolnik with a target equal to 75% of their respective annual cash incentive compensation targets, as described above for a performance period of October 1, 2024 through March 31, 2025. However, prior to finalizing the terms of such incentive awards, the Compensation Committee determined not to provide such awards, and no amounts were earned with respect to such awards.

Equity Compensation

2024 Annual Equity Awards

The 2024 NEO equity awards granted at the beginning of the year were targeted to be 50% in PSUs and 50% in RSUs, each. The Company believes that this ratio supports a performance-based compensation program that aligns the NEOs' interests with the interests of stockholders, and provides a balance between maximizing stockholder value (with PSUs tied to the TSR performance ranking of the Company, relative to the TSR of the companies that comprise the S&P 500 Index) and retention (with RSUs only become payable for continued employment over four years).

The following table sets forth the target annual equity award value for each NEO employed in January 2024:

Name	RSU Value ($)	Target PSU Value ($)	Total Target Annual Equity Value ($)
Zvi Lando	$2,275,000	$2,275,000	$4,550,000
Ronen Faier	$990,000	$990,000	$1,980,000
Uri Bechor	$990,000	$990,000	$1,980,000
Rachel Prishkolnik	$675,000	$675,000	$1,350,000

The 2024 RSUs vest in equal quarterly installments over a four-year period commencing on February 29, 2024 and ending February 29, 2028. The 2024 PSUs vest based on a three-year performance period (2024-2026), in accordance with the below chart, with linear interpolation applied for performance between each level below:

Performance Level	Relative TSR Performance (vs S&P 500 Index)	Payout Percentage
Below Threshold	Below 25th Percentile	0%
Threshold	25th Percentile	25%
Target	50th Percentile	100%
Maximum	75th Percentile	150%

Performance of 2022 PSUs

The final 50% tranche of the PSUs granted in 2022 were eligible to vest based on the Company's TSR for the period measured from January 1, 2022 to December 31, 2024 relative to the TSR of the S&P 500 Index. The Company's TSR of negative 94.54% resulted in a positioning of 485 out of the S&P 500 companies, which was below threshold performance. As a result, no PSUs were earned for this tranche.

2024 Other Equity Awards

In connection with their appointments during 2024, Messrs. Nir, Porat, and Faier received additional sign-on equity awards in 2024, and Mr. Bechor received equity awards as a retention incentive:

- In August 2024, Mr. Faier was granted (i) 15,000 PSUs that will become vested if the Company's common stock trades at a 30-day successive stock price of $50 or more during a two-year performance period and (ii) 50,000 RSUs that vests in full on August 26, 2025. In accordance with their terms, these awards remained outstanding and will be settled (or eligible to be earned) on their original terms following the termination of Mr. Faier's employment due to the appointment of Mr. Nir as the Company's permanent Chief Executive Officer.





- In September 2024, Mr. Porat was granted 56,455 RSUs that vest as to 25% on August 31, 2025 and quarterly thereafter over the following three years.
- In September 2024, Mr. Nir was granted 88,715 RSUs that vest as to 25% on May 31, 2025 and quarterly thereafter over the following three years.
- In December 2024, Mr. Nir was granted (i) 28,450 RSUs that vest as to 25% on February 28, 2026 and quarterly thereafter over the following three years and (ii) 106,683 PSUs which will vest during a three-year performance period ending December 5, 2027 based on a minimum of two years of employment and the 30-day successive average trading price of the Company's common stock (the "30-Day Price") as follows: (A) as to 33.3% when the 30-Day Price reaches $40 or more, (B) as to 33.3% when the 30-Day Price reaches $70 or more, and (C) as to 33.3% when the 30-Day Price reaches $100 or more.
- As a retention incentive award, in December 2024, Mr. Bechor was granted (i) 120,000 RSUs that vest in equal quarterly installments over a four-year period commencing on November 30, 2024, and (ii) 90,000 PSUs that vest on the same terms as Mr. Nir's award described above.

Other Compensation

Our NEOs receive benefits that we generally make available to all salaried employees in Israel, where the NEOs are located. These include contributions to an education fund and to a fund known as Manager's Insurance, which provides for a combination of retirement plan, insurance, and severance pay benefits to Israeli employees. See the section below entitled "Executive Compensation Table Narrative-Employment Agreements" for more information. Executives do not receive any special perquisites not extended to other employees of the Company.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code (the Code) limits the deductibility of compensation to $1 million per year per person for certain of our executive officers, including our NEOs.

While our Compensation Committee considers the impact of this tax treatment, the primary factor influencing program design is the support of our business objectives. Generally, whether compensation will be deductible under Section 162(m) of the Code will be a consideration, but not the decisive consideration, with respect to our Compensation Committee's compensation determinations. Accordingly, our Compensation Committee retains flexibility to structure our compensation programs in a manner that is not tax deductible in order to achieve a strategic result that our Compensation Committee determines to be more appropriate.



Compensation Committee Report

The Compensation Committee has reviewed and discussed with management and its independent consultant the Compensation Discussion and Analysis above, and based on such reviews and discussions, recommended to our Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Compensation Committee,

Dana Gross, Chairperson
Yoram Tietz
Betsy Atkins




Compensation Risk

Our compensation programs are designed to balance risk and reward in relation to the Company's overall business strategy. Management assessed, and the Compensation Committee reviewed, our senior executive and broad-based compensation and benefits programs. Based on this assessment, we have concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on us. Among the program attributes that discourage inappropriate risk-taking are:

- The balance between annual and long-term compensation, including the fact that a significant portion of compensation is delivered in the form of equity incentives that vest over several years;
- PSUs are measured against the Company's TSR relative to the TSR of companies on the S&P 500 index and the 30-day successive average trading price of the Company's common stock, and are subject to a three-year vesting period;
- The use of multiple financial metrics for performance-based annual cash incentive awards and the use of individual goals under our annual cash incentive program;
- The compensation committee's ability to modify annual cash incentives to reflect the quality of earnings, individual performance, and other factors that it believes should influence compensation;
- Our management stock-selling restrictions encourage a longer-term perspective and align the interests of senior executives and the board, as applicable, with other stockholders; and
- We maintain a clawback policy applicable to our executive team which provides for the recoupment of incentive-based compensation in the event of a financial restatement.

Summary Compensation Table

The following table summarizes the compensation of our NEOs for the year ended December 31, 2024, the year ended December 31, 2023, and the year ended December 31, 2022.

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)(3)	Non-Equity Incentive Plan Compensation ($)(1)(4)	All Other Compensation ($)(1)(5)	Total ($)
Shuki Nir - Chief Executive Officer	2024	276,926	3,021,768	-	41,348 (6)	3,340,042
Zvi Lando - Former Chief Executive Officer	2024	656,286	4,419,424	-	104,150 (7)	5,179,860
	2023	816,851	6,558,293	-	125,306	7,500,450
	2022	850,952	5,499,905	942,958	131,090	7,424,905
Ronen Faier - Former Chief Financial Officer and Interim Chief Executive Officer	2024	567,313	3,458,518	-	71,639 (8)	4,097,470
	2023	503,614	2,219,298	-	79,410	2,802,322
	2022	524,062	2,000,177	405,204	82,649	3,012,092
Ariel Porat - Former Chief Financial Officer	2024	268,128	1,373,550	-	34,001 (9)	1,675,679
Rachel Prishkolnik - Former VP General Counsel and Corporate Secretary	2024	404,235	1,311,174	-	68,977 (10)	1,784,386
	2023	423,683	1,513,030	-	64,874	2,001,587
	2022	441,040	1,499,846	278,356	68,199	2,287,441
Uri Bechor - Chief Operating Officer	2024	458,856	3,860,070	-	90,894 (11)	4,409,820
	2023	480,931	2,219,298	-	74,766	2,774,995
	2022	498,118	2,000,177	392,423	78,708	2,969,426




(1) We paid the amounts reported for each NEO in New Israeli Shekels. We have translated amounts paid in New Israeli Shekels into U.S. dollars at the foreign exchange rate published by the Bank of Israel as of the date of payment.

(2) The amounts in this column represent the aggregate grant date fair value of the equity-based awards granted to our NEOs, computed in accordance with FASB ASC Topic 718. We provide information regarding the assumptions used to calculate the value of the equity-based awards in Note 2ad to the audited consolidated financial statements included in our Annual Report on Form 10-K filed on February 25, 2025. There can be no assurance that these awards will vest or will be exercised (in which case no value will be realized by the individual), or that the value upon vesting or exercise will approximate the aggregate grant date fair value.

(3) The amounts in this column for the PSUs were calculated based on the probable outcome of the performance conditions as of the grant date, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, not including the effect of any estimated forfeitures. For these amounts, see the Grants of Plan-Based Awards table later in this proxy statement. The grant date fair value of the PSUs assumes performance below maximum; the grant date fair value of the PSUs assuming maximum achievement of the performance conditions was: (i) for Mr. Nir, $1,343,139, (ii) for Mr. Lando, $2,507,100, (iii) for Mr. Faier, $1,090,921 for his January 2024 PSUs and $391,950 for his August 2024 PSUs, (iv) for Mr. Bechor, $1,090,921 for his January 2024 PSUs and $1,133,100 for his December 2024 PSUs, and (v) for Ms. Prishkolnik, $743,886.

(4) Represents the cash bonuses earned pursuant to our annual cash incentive program. No annual cash incentive awards were earned for 2024. For more information, see the discussion in the CD&A under the caption Annual Cash Incentive Compensation.

(5) The amounts in this column include the contribution by the Company to severance funds, pension funds and Israeli recreational funds and a recuperation allowance.

(6) Includes a $23,068 contribution by the Company to Mr. Nir 's severance fund and $18,280 in aggregate Company contributions to pension and Israeli recreational funds and a recuperation allowance.

(7) Includes a $54,669 contribution by the Company to Mr. Lando's severance fund and $49,481 in aggregate Company contributions to pension and Israeli recreational funds and a recuperation allowance.

(8) Includes a $47,257 contribution by the Company to Mr. Faier 's severance fund and $24,382 in aggregate Company contributions to pension and Israeli recreational funds and a recuperation allowance.

(9) Includes a $22,335 contribution by the Company to Ms. Porat's severance fund and $11,666 in aggregate Company contributions to pension and Israeli recreational funds and a recuperation allowance.

(10) Includes a $33,673 contribution by the Company to Ms. Prishkolnik's severance fund and $35,304 in aggregate Company contributions to pension and Israeli recreational funds and a recuperation allowance.

(11) Includes a $38,223 contribution by the Company to Mr. Bechor's severance fund and $52,671 in aggregate Company contributions to pension and Israeli recreational funds and a recuperation allowance.

2024 Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)(2)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Shuki Nir		$181,141	$362,283	$724,566					
	09-02-24							88,715 (3)	$2,158,436
	12-05-24					106,683 (4)			$358,186
	12-05-24							28,450 (5)	$505,146
Zvi Lando		$ 521,264	$ 1,042,528	$2,085,057					
	01-03-24							24,809 (6)	$2,144,490
	01-16-24				5,737	22,949 (7)	34,424		$2,274,934
Ronen Faier		$ 205,680	$ 411,359	$822,719					
	01-03-24							10,796 (6)	$933,206
	01-16-24				2,497	9,986 (7)	14,979		$989,912
	08-26-24					15,000 (8)			$228,900
	08-26-24							50,000 (9)	$1,306,500
Ariel Porat		$205,128	$410,256	$820,513					
	09-02-24							56,455 (10)	$1,373,550
Uri Bechor		$196,416	$392,832	$785,663					
	01-03-24							10,796 (6)	$933,206
	01-16-24				2,497	9,986 (7)	14,979		$989,912
	12-05-24					90,000 (4)			$426,152
	12-05-24							120,000 (11)	$1,510,800
Rachel Prishkolnik		$144,204	$288,407	$576,814					
	01-03-24							7,360 (6)	$636,198
	01-16-24				1,702	6,809 (7)	10,214		$674,976



(1)   These amounts reflect the threshold, target and maximum payout levels under the 2024 annual cash incentive program, pursuant to which the NEOs were eligible to earn between 0 and 200% of target based on the Company's financial performance. Because the threshold performance levels were not achieved, no annual cash incentive awards were paid.

(2)   The amounts in this column represent the aggregate grant date fair value of the equity-based awards granted to our NEOs, computed in accordance with FASB ASC Topic 718 and, with respect to the PSUs, were calculated based on the probable outcome of the performance conditions as of the grant date. We provide information regarding the assumptions used to calculate the value of the equity-based awards in Note 2ad to the audited consolidated financial statements included in our Annual Report on Form 10-K filed on February 25, 2025. There can be no assurance that these awards will vest (in which case no value will be realized by the individual), or that the value upon vesting will approximate the aggregate grant date fair value.

(3)   These RSUs vest as to 25% on May 31, 2025 and quarterly thereafter over the following three years.

(4)   These amounts reflect the PSUs granted to the NEOs on December 5, 2024, which will be eligible for vesting upon achievement of a 30-Day Price of $40 or more (with respect to 33.33% of the PSUs), $70 (with respect to 33.33% of the PSUs) and $100 (with respect to 33.34% of the PSUs), in each case, during the three-year performance period.

(5)   These RSUs vest as to 25% on February 28, 2026 and quarterly thereafter over the following three years.

(6)   The RSUs vest in quarterly installments over a four-year period commencing on February 29, 2024.

(7)   These amounts reflect the threshold, target and maximum PSUs granted to the NEOs on January 16, 2024, which will be eligible to vest between 0% and 150% of the target PSUs based on the Company's TSR performance relative to the TSR performance of the companies in the S&P 500 Index over a three-year performance period.

(8)   This amount reflect the PSUs granted to Mr. Faier on August 26, 2024, which will vest if the Company's common stock price reaches $50 or more for 30 consecutive days during the two-year performance period.

(9)   These RSUs vest on August 26, 2025.

(10)   These RSUs vest as to 25% on August 31, 2025 and quarterly thereafter over the following three years.

(11)   These RSUs vest in quarterly installments over a four-year period commencing on November 30, 2024.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

We or SolarEdge Technologies, Ltd., our Israeli subsidiary, are party to the following employment agreements: (1) an employment agreement with Mr. Nir effective as of December 4, 2024, pursuant to which he was appointed to serve as Chief Executive Officer; (2) an employment agreement with Mr. Lando effective as of May 17, 2009, pursuant to which he was appointed to serve as Global Vice President of Sales, which was not amended during his serve as Chief Executive Officer of the Company; (3) an employment agreement with Mr. Faier, effective as of December 1, 2010, pursuant to which he served as Chief Financial Officer until June 10, 2024; (4) an employment agreement with Mr. Porat effective as of June 13, 2024 pursuant to which he serves as Chief Financial Officer; (5) an employment agreement with Ms. Prishkolnik, effective November 1, 2010, pursuant to which she served as our VP General Counsel and Corporate Secretary until December 31, 2024; and (6) an employment agreement with Mr. Bechor effective as of September 1, 2019, pursuant to which he serves as our Chief Operating Officer. The employment agreements of each of Messrs. Lando, Faier and Porat were amended when they ceased to be executive officers to take into account their changed roles.

Each of these employment agreements provides for employment of the NEO on an "at-will" basis. In all cases, either party may terminate the agreement by providing written notice of termination (90 days for Messrs. Faier, Lando, Porat and Ms. Prishkolnik, and 180 days for Messrs. Nir and Bechor), provided, however, that we may terminate the agreements immediately and without prior notice and make a payment in lieu of advance notice, in accordance with applicable law. In addition, we may also terminate the agreements immediately upon written notice in the event of "cause" (as defined therein) which may include a conviction of a crime of moral turpitude, a material breach of fiduciary duties towards the company or its parent company, engagement in competing activities, a material breach of confidentiality and non-disclosure obligations towards the company or its parent company, or a material breach of the employment agreement or other circumstances under which severance pay may be denied from such employee under the applicable Israeli law.



solaredge

The agreements provide for a base salary, vacation, sick leave, payments to a pension and severance fund as well as an Israeli recreational fund and recuperation pay in accordance with Israeli law. Pursuant to the agreements, we have affected a manager's insurance policy for each NEO pursuant to which we make contributions on behalf of each NEO as well as the required statutory deductions from salary and any other amounts payable under the agreements on behalf of each NEO to the relevant authorities in accordance with Israeli law. For all NEOs, we contribute 8.33% of each NEO's base salary toward the policy for the severance pay component, 6.5% for the savings and risk component, 7.5% for the educational fund component, up to approximately $4,000 per year and up to 2.5% for disability insurance.

In the event that an employee has a manager's insurance fund the employer shall be required to allocate a portion of its contributions to purchase disability insurance to insure 75% of an employee's salary which allocation shall not decrease the severance component of the employer's contributions below 5% or increase total employer contributions above 7.5%. In all cases we deduct 6% of each NEO's base salary to be paid on behalf of the NEO toward the policy and 2.5% for the educational fund component.

Separation Agreements

In connection with Mr. Lando's and Mr. Faier's service as Special Advisors beginning August 26, 2024 and December 4, 2024, respectively, we entered into separation agreements, pursuant to which Mr. Lando will continue as a Special Advisor during an extended notice period ending May 31, 2025, and Mr. Faier will continue as a Special Advisor until June 4, 2025, and as an employee, until February 2026 (utilizing his accrued vacation days). Following Ms. Prishkolnik's retirement on December 31, 2024, we entered into a separation agreement, pursuant to which she will remain employed in a non-executive role providing transition services through an extended notice period ending August 31, 2024. In connection with his resignation as Chief Financial Officer on March 3, 2025, we entered into a separation agreement with Mr. Porat, pursuant to which he will remain a non-officer employee for a six-month transition period that satisfies the notice period required under his employment agreement. In connection with the aforementioned separation agreements, during the notice periods, each former executive will continue to receive their base salary and their respective equity grants will continue to vest.





Outstanding Equity Awards at December 31, 2024

The following table provides information regarding outstanding equity awards held by each of our NEOs as of December 31, 2024, including the applicable vesting dates.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Pric	Option Expiration Date	Number of Shares or Units of Stock that have not Vested	Market Value of Shares or Units of Stock that have not Vested ($)*	Equity Incentive Plan Awards: Number of Unearned Units that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Units That Have Not Vested ($)*
Shuki Nir					88,715 (1)	$1,206,524		
					28,450 (2)	$386,920		
							106,683 (3)	$1,450,889
Zvi Lando	2,922	—	$38.05	01-02-28				
	27,665	—	$36.15	01-02-29				
	19,011	—	$101.81	01-02-30				
	6,700	419 (4)	$311.35	01-05-31				
					886 (5)	$12,500		
					3,043 (6)	$41,385		
					6,405 (7)	$87,108		
							2,586 (8)	$35,167
					20,158 (9)	$274,149		
							5,737 (10)	$78,023
Ronen Faier	5,119	—	$14.85	02-14-27				
	7,396	—	$38.05	01-02-28				
	27,665	—	$36.15	01-02-29				
	7,667	—	$101.81	01-02-30				
	2,436	153 (4)	$311.35	01-05-31				
					322 (5)	$4,380		
					1107 (6)	$15,055		
					2168 (7)	$29,485		
							875 (8)	$11,900
					8772 (9)	$119,299		
							2,497 (10)	$33,959
					50,000 (11)	$680,000		
							15,000 (12)	$204,000
Ariel Porat					56,455 (13)	$767,788		
Uri Bechor	3,815	—	$101.81	01-02-30				
	2,436	153 (4)	$311.35	01-05-31				
					322 (5)	$4,380		
					1,107 (6)	$15,055		
					2,168 (7)	$29,485		
							875 (8)	$11,900
					8,772 (9)	$119,299		
							2,497 (10)	$33,953
					120,000 (14)	$1,632,000		
							90,000 (12)	$1,224,000
Rachel Prishkolnik	1,376	—	$36.15	01-02-29				
	1,907	—	$101.81	01-02-30				
	1,827	115 (4)	$311.35	01-05-31				
					242 (5)	$3,291		
					830 (6)	$11,288		
					1,478 (7)	$20,101		
							597 (8)	$8,119
					5,980 (9)	$81,328		
							1,702 (10)	$23,147

* The market value of shares or units of stock that have not vested is based on the number of shares or units of stock that have not vested multiplied by the closing price of our common stock on the last trading day of the year ended December 31, 2024 ($13.60).

(1) These RSUs vest as to 25% on May 31, 2025 and quarterly thereafter through May 1, 2028.

(2) These RSUs vest as to 25% on February 28, 2026 and quarterly thereafter through February 28, 2028.

(3) The PSU award vests upon achievement of a 30-Day Price during the three-year performance period ending on December 31, 2027 of $40 or more, $70 or more and $100 or more (in each, case, with respect to 1/3 of the PSUs).




(4)   Thes stock options vested in full on February 28, 2025.
(5)   These RSUs vested in full on February 28, 2025.
(6)   These RSUs vest in equal quarterly installments through February 28, 2026
(7)   These RSUs vest in equal quarterly installments through February 28, 2027.
(8)   The PSU award vests following a three-year performance period ending on December 31, 2025 based on the Company's relative TSR performance during such performance period. In accordance with SEC rules, the number of PSUs shown reflects achievement of threshold level TSR performance.
(9)   These RSUs vest in equal quarterly installments through February 29, 2028.
(10)   The PSU award vests following a three-year performance period ending on December 31, 2026 based on the Company's relative TSR performance during such performance period. In accordance with SEC rules, the number of PSUs shown reflects achievement of threshold level TSR performance.
(11)   The RSUs vest in full after a 12-month period commencing on August 26, 2024.
(12)   The PSU award vests if the Company's common stock price reaches $50 or more for 30 consecutive days within the two-year performance period ending August 26, 2026.
(13)   These RSUs vest as to 25% on August 31, 2025 and quarterly thereafter through August 31, 2028.
(14)   These RSUs vest in equal quarterly installments through November 30, 2028.

Stock Vested Table

The following table provides information regarding stock vested during the year ended December 31, 2024, for each NEO. No NEOs exercised options during such year.

Name	Stock Awards	
	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)(1)
Shuki Nir	-	-
Zvi Lando	14,691	$560,361
Ronen Faier	5,651	$214,088
Ariel Porat	-	-
Uri Bechor	5,551	$207,532
Rachel Prishkolnik	4,058	$155,422

(1)   The value realized on vesting is calculated by multiplying (A) the closing price of a common share on the vesting date and (B) the number of shares acquired on vesting before withholding taxes.

Potential Payments and Acceleration of Equity upon Termination or Termination in Connection with a Change in Control

Severance
Pursuant to the terms of the employment agreements with the NEOs, as well as in accordance with Israeli law, upon a termination of the NEO's employment, each NEO is entitled to the payments we have made on behalf of each NEO to the Manager's Insurance Policy.

Equity Acceleration
Pursuant to the terms of the respective employment agreements with Messrs. Nir, Porat and Bechor, if within twelve months following the occurrence of a "change in control" any of these NEOs is terminated without "cause" or if any of these NEOs terminates his employment due to "justifiable reasons" (each such term as defined in the NEOs employment agreements), the NEO will be entitled to full acceleration of any unvested RSUs or stock options held by him at the time of such termination. Messrs. Lando and Faier and Ms. Prishkolnik will forfeit all unvested RSUs and stock options upon a termination of employment for any reason.



Under our PSU Award Agreement, in the event that a Change in Control (as defined in the PSU award agreement) occurs prior to the completion of the Performance Period, the PSUs shall be converted into time-based RSUs based on performance through the date of the Change in Control that will vest in full on the last day of the applicable performance period, subject to Continuous Service through each such date. In the event of a termination by the Company without Cause (as defined in the PSU award agreement) within 12 months following the date of the Change in Control, any unvested time-based RSUs that were converted pursuant to the previous sentence will accelerate on the date of such termination. Upon termination due to death or Disability (as defined in the 2015 Global Inventive Plan), the unvested PSU awards will vest with respect to the target number of PSUs.

Additionally, the RSUs and PSUs granted to Ronen Faier on August 26, 2024, in connection with his appointment as Interim CEO will continue to vest in accordance with their terms in the event of his involuntary termination by the Company without cause.



Potential Payments as of December 31, 2024

The following tables show the value of the potential payments and benefits our NEOs as of December 31, 2024 would receive in various scenarios involving a termination of their employment or a change in control or other qualifying corporate transaction, assuming a December 31, 2024, triggering date and, where applicable, using a price per share for our common stock of $13.60 (the closing price of a share of our common stock on December 31, 2024).

	Name	Termination upon Death or Disability of Employee ($)	Termination for Cause ($)	Termination without Cause by the Company ($)	Termination w/o Cause within 12 months of Change in Control ($)
Equity Grants Vesting (1)	Shuki Nir	-	-	-	3,044,333
	Zvi Lando	-	-	-	867,462
	Ronen Faier	-	-	680,000	1,235,628
	Ariel Porat	-	-	-	767,788
	Uri Bechor	-	-	-	3,207,628
	Rachel Prishkolnik	-	-	-	241,060

(1) The value realized is based on the difference between the exercise price of the stock options and the closing price of our common stock on December 31, 2024 ($13.60); however, no value is reflected herein for outstanding stock options, as the exercise price of all outstanding stock options exceeded the closing price of our common stock on December 31, 2024. In the case of RSUs and PSUs, the number of units that would have vested multiplied by the closing price of our common stock on December 31, 2024 ($13.60).

2024 CEO Pay Ratio

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to disclose the annual total compensation of our median employee, the annual total compensation of our CEO, Mr. Shuki Nir, and the ratio of these two amounts. For 2024,

- The annual total compensation of the median compensated of all of our employees who were employed as of December 31, 2024, other than Mr. Nir, was $79,112.
- Mr. Nir's annual total compensation was $3,860,183. This amount differs from the amount reported in the Total column of the Summary Compensation Table due to the annualization of Mr. Nir's compensation to reflect his December 4, 2024 promotion to Chief Executive Officer, as discussed further below.
- Based on this information, the ratio of the annual total compensation of Mr. Nir to the annual total compensation of our median employee is 48.79 to 1.

Our pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. To identify the "median employee," we utilized the 2024 base salary earned during the year and target annual cash incentive for the 2024 performance year, which we annualized for any permanent employee who did not work for the entire year. Earnings of our employees outside the U.S. were converted to U.S. dollars using annual average currency exchange rates.

Using the measure described above, we identified a "median employee" who is a full-time employee located in US and calculated the median employee's annual total compensation for our pay ratio in accordance with applicable SEC rules for calculating Summary Compensation Table total compensation. The total compensation reported for Mr. Nir differs from the Total column of the Summary Compensation Table as a result of the annualization of Mr. Nir's compensation to reflect his December 4, 2024 promotion to Chief Executive Officer. To annualize Mr. Nir's compensation, we (i) adjusted his base salary to reflect the adjustment made to his base salary in connection with his promotion, (ii) annualized such base salary and his all other compensation, and (iii) did not adjust or annualize Mr. Nir's 2024 equity awards which were granted in part prior to his appointment as Chief Executive Officer and in part after such appointment.




SolarEdge is a global company, with operations worldwide and with its executive officers and a majority of its employees located in Israel, the country in which our headquarters office is located. Because the SEC rules for identifying our median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio for our Company, as other companies have headquarters offices in different countries, have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their pay ratios.

2024 Pay Versus Performance Disclosure

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. For further information concerning the Company's pay for performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to "Executive Compensation – Compensation Discussion and Analysis."

Year	Summary Compensation Table Total for Mr. Lando ($) (1)	Compensation Actually Paid to Mr. Lando ($)(2)	Summary Compensation Table Total for Mr. Faier ($)(1)	Compensation Actually Paid to Mr. Faier ($) (2)	Summary Compensation Table Total for Mr. Nir ($)(1)	Compensation Actually Paid to Mr. Nir ($)(2)	Average Summary Compensation Table Total for Non-PEO NEOs ($)(3)	Average Compensation Actually Paid to Non-PEO NEOs ($)(2)	Value of Initial Fixed $100 Investment Based On: Total Stockholder Return ($)(4)	Peer Group Total Stockholder Return ($)(4)	Net Income (in $ '000)	Revenue (in $ '000) (5)
2024	5,179,860	(1,649,809)	4,097,470	732,483	3,340,041	3,362,607	2,623,295	1,194,731	14.30	107.29	(1,806,357)	901,456
2023	7,500,450	(2,219,853)	N/A	N/A	N/A	N/A	2,215,233	3,110,279	98.43	172.82	34,329	2,976,528
2022	7,424,905	8,059,218	N/A	N/A	N/A	N/A	2,636,004	1,963,865	297.90	236.28	93,779	3,110,279
2021	7,361,336	4,432,838	N/A	N/A	N/A	N/A	2,614,452	1,459,271	295.06	249.34	169,170	1,963,865
2020	4,079,710	22,873,251	N/A	N/A	N/A	N/A	1,726,006	12,553,361	335.60	332.88	140,322	1,459,271

(1) The amounts reported for Mr. Lando, Mr. Faier, and Mr. Nir (our Chief Executive Officers, or "PEOs") for each corresponding year are the amounts reported in the "Total" column of the Summary Compensation Table. Refer to the Executive Compensation Tables – Summary Compensation Table.

(2) SEC rules require certain adjustments be made to the "Summary Compensation Table" totals to determine "compensation actually paid" as reported in the "Pay Versus Performance" table above. The following table details the applicable adjustments that were made to determine "compensation actually paid" (all amounts are averages for the named executive officers other than the CEOs) for 2024. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

Compensation Actually Paid in 2024	Compensation Actually Paid to Mr. Lando ($)	Compensation Actually Paid to Mr. Faier ($)	Compensation Actually Paid to Mr. Nir ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
Summary Compensation Table Total	5,179,860	4,097,470	3,340,041	2,623,295
Less, value of Stock Awards reported in Summary Compensation Table	(4,419,424)	(3,458,518)	(3,021,767)	(2,181,598)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	586,255	1,139,109	3,044,333	1,350,942
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	(2,332,099)	(814,335)	-	(464,684)
Plus, fair value as of vesting date of equity awards granted and vested in the year	138,160	60,107	-	33,701
Plus (less), change in fair value from last day of prior year to vesting date of equity awards granted in prior years that vested in the year	(705,620)	(256,084)	-	(105,221)
Less, fair value from the last day of prior year of equity awards granted in prior years that were forfeited in the year	(96,941)	(35,265)	-	(61,703)
Compensation Actually Paid	(1,649,809)	732,483	3,362,607	1,194,731

(3) The dollar amounts represent the average of the amounts reported for the Company's NEOs as a group (excluding Mr. Lando and, for 2024, also excluding Messrs. Faier and Nir) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs included for these purposes (the "Non-PEO NEOs") are as follows: in 2024, Uri Bechor, Rachel Prishkolnik and Ariel Porat; in 2023, Ronen Faier, Uri Bechor, Rachel Prishkolnik, Yoav Galin and Meir Adest and in 2022, 2021 and 2020, Ronen Faier, Uri Bechor, Rachel Prishkolnik and Yoav Galin.

(4) TSR is determined based on the value of an initial fixed investment of $100 on December 31, 2019. The peer group TSR represents TSR of the Invesco Solar ETF index.

(5) Represents total revenues as reported in our Annual Report on Form 10-K.

 

Description of Certain Relationships of Information Presented in the Pay Versus Performance Table

As described in more detail in the Compensation Discussion & Analysis, the Company's executive compensation program promotes stockholder interests by aligning compensation with our business objectives, including by introducing long term incentives with long term performance goals. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay Versus Performance Table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with "compensation actually paid." In accordance with SEC rules, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Company vs Peer Group TSR and Compensation Actually Paid



* CAP is presented on an aggregate basis to PEOs



Compensation Actually Paid vs Net Income



* CAP is presented on an aggregate basis to PEOs

Compensation Actually Paid vs Revenue



* CAP is presented on an aggregate basis to PEOs

Financial Performance Measures

As described in greater detail in the Compensation Discussion and Analysis, the Company's executive compensation program promotes stockholder interests by aligning compensation with our business objectives, including by introducing long term incentives with long term performance goals. The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

1	2	3	4
Revenue	**Non-GAAP Operating Income (Loss)**	**Stock Price**	**Relative TSR**



Transactions with Related Persons

Review, Approval, or Ratification of Transactions with Related Persons

The Audit Committee of our Board of Directors has primary responsibility for reviewing and approving transactions with related persons. Our Audit Committee charter provides that the Audit Committee shall review and approve in advance any related person transactions.

We adopted a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our voting stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed, is a general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related person transaction with us without the consent of our Audit Committee, subject to the exceptions described below. In approving or rejecting any proposed "related person" transaction, our Audit Committee considers the relevant facts and circumstances available and deemed relevant to our Audit Committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. In accordance with Item 404 of Regulation S-K, our Audit Committee has determined that certain transactions will not require Audit Committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related person's only relationship is as a non-executive employee or beneficial owner of less than 5% of that company's shares, and transactions where a related person's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis.

Fiscal Year 2024 Transactions with Related Persons

Mr. Ronen Faier served as our Chief Financial Officer from 2011 until August 26, 2024, when he was appointed as our Interim Chief Executive Officer, a position that he held until December 4, 2024. Mr. Faier also serves as a member of the board of directors of Cato Networks Ltd., a privately held Company ("Cato"). In May 2024, the Company entered into an agreement with Cato, for remote connection solutions, for an annual fee of ~$167,000. In accordance with our related party transaction approval policy, this transaction with Cato received the approval of the Company's Audit Committee in advance of entering into the agreement.

Since January 1, 2024, we paid $147,195.8 to Cato for these services.

Other than the payments to Cato described above, since the beginning of the last fiscal year, there have been no transactions, and there are no currently proposed transactions with any "related person" that require disclosure under Item 404 of Regulation S-K.



Report Of the Audit Committee

This report of the Audit Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The principal purpose of the Audit Committee is to represent and assist the Board of Directors in discharging its oversight responsibility relating to: (i) the accounting and financial reporting processes of the Company and its subsidiaries, including the audits of the Company's financial statements and the integrity of the financial statements; (ii) the Company's compliance with legal and regulatory requirements; (iii) the outside auditor's qualifications, independence and performance; and (iv) the design, implementation, and performance of the Company's internal audit function. The Audit Committee is responsible for the appointment, compensation, retention, and oversight of the work of the Company's independent auditor. The Audit Committee's function is more fully described in its charter and summarized starting on page 16 of this Proxy Statement.

Our management is responsible for the preparation, presentation, and integrity of our financial statements, for the appropriateness of the accounting principles and reporting policies that we use, and for establishing and maintaining adequate internal control over financial reporting. EY, our independent registered public accounting firm, was responsible for performing an independent audit of our consolidated financial statements included in our 2023 Annual Report on Form 10-K for the year ended December 31, 2024, and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles.

The Audit Committee has reviewed and discussed with management our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2024.
The Audit Committee has also reviewed and discussed with Kost Forer Gabbay & Kasierer, a member of EY Global the audited financial statements in our Annual Report on Form 10-K for the year ended December 31, 2024. In addition, the Audit Committee discussed with Kost Forer Gabbay & Kasierer, a member of EY Global those matters required to be discussed under applicable standards of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC. Additionally, Kost Forer Gabbay & Kasierer, a member of EY Global, provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding Kost Forer Gabbay & Kasierer's communications with the Audit Committee concerning independence. The Audit Committee also discussed with Kost Forer Gabbay & Kasierer, a member of EY Global its independence from the Company.

Based upon the review and discussions described above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2024 for filing with the SEC.

THE AUDIT COMMITTEE
Yoram Tietz (Chairperson)
Dana Gross
Guy Gecht




The Meeting

The accompanying proxy is solicited on behalf of the board of directors (the "Board of Directors", the "board of directors" or the "Board") of SolarEdge Technologies, Inc., a Delaware corporation (the "Company"), for use at the 2025 Annual Meeting of Stockholders (the "Annual Meeting") to be held at 12455 Research Blvd., Austin, TX 78759 on June 3, 2025 at 9 a.m. Central Daylight Time. The Notice and the proxy materials, including this Proxy Statement, were first made available to stockholders on or about April 21, 2025. Stockholders of record can access the proxy materials by following instructions in the Notice and visiting www.proxyvote.com. Beneficial owners should review these proxy materials and their voting instruction card or Notice for how to vote in advance of and participate in the Annual Meeting. Electronic copies of this Proxy Statement and our 2024 Annual Report are also available at the Company's website at http://investors.solaredge.com.

Voting Rights, Quorum and Required Vote

Only holders of record of our common stock at the close of business on April 8, 2024 (the "Record Date"), will be entitled to vote at the Annual Meeting. At the close of business on April 8, 2025, we had 59,042,917 shares of common stock outstanding and entitled to vote. Holders of the Company's common stock are entitled to one vote for each share held as of the Record Date. There is no cumulative voting. Each stockholder may appoint only one proxy holder or representative to attend the meeting on his or her behalf. A quorum is required for our stockholders to conduct business at the Annual Meeting. The holders of the majority of the voting power of the stock outstanding and entitled to vote at the annual meeting, present at the annual meeting or represented by proxy, will constitute a quorum for the transaction of business. Abstentions and "broker non-votes" (described below) will be counted in determining whether there is a quorum.

1	**Proposal No. 1** Election of Directors Nominees Named in this Proxy Statement - directors will be elected if the number of votes cast at the Annual Meeting for the nominee's election exceeds the number of votes cast against the nominee's election. Abstentions and "broker non-votes" (as defined below), if any will have no effect on Proposal No. 1.

2	**Proposal No. 2** Ratification of Appointment of Independent Registered Public Accounting Firm for 2025- requires the affirmative vote of the holders of a majority of the voting power of the stock, present or represented by proxy and entitled to vote on the matter. Abstentions will have the same effect as votes against this Proposal No. 2. While there should be no "broker non-votes" in respect of this proposal, if there were any such broker non-votes, any such broker non-votes will have no effect on this Proposal No. 2




3	**Proposal No. 3** Advisory Vote to Approve the Compensation of our Named Executive Officers (the "Say-on-Pay" vote) - requires the affirmative vote of the holders of a majority of the voting power of the stock present represented by proxy and entitled to vote on the matter. Abstentions will have the same effect as votes against this Proposal No. 3. "Broker non-votes", if any, will have no effect on this Proposal No. 3. This advisory vote is not binding on the Board. However, the Board of Directors and the Compensation Committee will review and consider the voting results when evaluating our executive compensation programs and making compensation decisions.

4	**Proposal No. 4** Approve the amendment to the Company's Restated Certificate of Incorporation to Limit the Liability of Certain Officers as Permitted by Law - requires the affirmative vote of the holders of a majority of outstanding shares of our common stock. Abstentions and "broker non-votes" if any, will have the same effect as votes against this Proposal No. 4.

Notice of Internet Availability of Proxy Materials

As permitted by the rules of the SEC, we are making the proxy materials available to our stockholders primarily electronically via the Internet rather than mailing printed copies of these materials to each stockholder. The Company believes that this process expedites stockholders' receipt of the proxy materials, lowers the costs incurred by the Company for the 2025 Annual Meeting and helps to conserve natural resources.

On or about April 21, 2025, we mailed the Notice in the form of a mailing titled "Important Notice Regarding the Availability of Proxy Materials." The Notice contains instructions on how to access the Proxy Materials on the Internet and how to vote.

If you received the Notice by mail, you will not be receiving a printed copy of the proxy materials unless you request a printed copy, currently or on an ongoing basis. If you received the Notice by mail and would like to receive a paper or email copy of the proxy materials, follow the instructions on the Notice. Stockholders who requested paper copies of the proxy materials or previously elected electronic receipt, did not receive the Notice and will receive the proxy materials in the format requested.

How You Can Access the Proxy Materials Electronically or Sign Up for Electronic Delivery

We would like to encourage stockholders to help us reduce the environmental impact of our annual meeting. This Proxy Statement and our Annual Report may be viewed online at www.proxyvote.com. Stockholders can also sign up to receive proxy materials electronically by visiting www.proxyvote.com.





Voting Your Shares

If you are a registered holder, meaning that you hold our stock directly (not through a bank, broker or other nominee), you may vote at the Annual Meeting or in advance of the Annual Meeting by telephone or electronically via the Internet by following the instructions included in the Notice or by completing, dating and signing the proxy card and promptly returning it in the enclosed envelope if you request and receive (or previously requested and received) a hard copy of the proxy materials. All signed, returned proxies that are not revoked will be voted in accordance with the instructions contained therein. Signed proxies that give no instructions as to how they should be voted on a particular proposal at the Annual Meeting will be counted as votes "FOR" each of the nominees in Proposal No. 1, and "FOR" Proposal Nos. 2, 3, and 4.

If your shares are held through a bank, broker or other nominee, you are considered the beneficial owner of those shares. You may be able to vote by telephone or electronically through the Internet in accordance with the voting instructions provided by that nominee. You must obtain a legal proxy from bank, broker, or other nominee that holds your shares if you wish to vote in person at the Annual Meeting. If you do not provide voting instructions to your bank, broker, or other nominee in advance of the Annual Meeting, applicable rules grant your broker discretionary authority (but do not require the broker) to vote on proposals deemed to be "routine" by the New York Stock Exchange ("NYSE") (although they are not required to do so). Banks, brokers and other nominees. Brokers do not have discretionary authority to vote on "non-routine" matters. As such, "broker non-votes" occur when a person holding shares in street name does not provide instructions as to how to vote those shares and the broker lacks the authority to vote uninstructed shares at its discretion. Whether a proposal is considered "routine" or "non-routine" is subject to the NYSE rules and final determination by the stock exchange. Even with respect to discretionary matters, some brokers may choose not to exercise discretionary voting authority. As a result, we urge you to direct your broker, bank or other nominee regarding how to vote your shares on all proposals to ensure that your vote is counted.

In the event that sufficient votes in favor of the proposals are not received by the date of the Annual Meeting, the chairperson of the meeting, or the holders of the majority of the voting power of the stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, shall have power to adjourn, postpone or recess the Annual Meeting to permit further solicitations of proxies.

The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly. Stockholders voting by telephone or Internet should understand that there may be costs associated with telephonic or electronic access, such as usage charges from telephone companies and Internet access providers, which must be borne by the stockholder.

Expenses of Solicitation

The expenses of soliciting proxies to be voted at the Annual Meeting will be paid by the Company. Following the original mailing of the Notices, the proxies and other soliciting materials, as applicable, proxies may be solicited on our behalf by directors, officers or employees of the Company, without additional remuneration, in person, by telephone or by email. Following the original mailing of the Notice, the proxies and other soliciting materials, as applicable, the Company will request that banks, brokers and other nominees forward copies of the Notice, the proxy and other soliciting materials, as applicable, to persons for whom they hold shares of common stock and request authority for the exercise of proxies. We will reimburse banks, brokers and other nominees for reasonable charges and expenses incurred in forwarding soliciting materials to their clients.

Revocability of Proxies

Any person submitting a proxy has the power to revoke it at any time prior to voting being concluded at the Annual Meeting. A proxy may be revoked by a writing delivered to the Company stating that the proxy is revoked, by a subsequent vote or proxy that is submitted via telephone or Internet, or by attendance at the Annual Meeting and voting in person. In order for beneficial owners to change any of your previously provided voting instructions, you must contact your bank, broker or other nominee directly.



Delivery of Documents to Stockholders Sharing an Address

Some banks, brokers and other nominee record holders may have adopted a procedure approved by the Securities and Exchange Commission ("SEC") called "householding" under which multiple stockholders who share the same address will receive only one copy of the Notice, Annual Report or Proxy Statement, as applicable. We will promptly deliver a separate copy of the Notice, Annual Report or the proxy materials, as applicable, to you if you notify us by telephone at 972 (9) 957-6620, by mail at SolarEdge Technologies, Inc. at, 1 HaMada Street, Herziliya Pituach 4673335, Israel, or by email at investors@solaredge.com. You also may request additional copies of the Notice or the proxy materials, or for stockholders sharing an address that are currently receiving multiple copies, request a single copy of the Notice, Annual Report, or proxy materials, by notifying us in writing or by telephone at the same address, email address, or telephone number. Stockholders with shares registered in the name of a brokerage firm or bank should contact their brokerage firm or bank to request information about householding or to opt in or out of householding.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act and SEC rules require our directors, executive officers, and persons who own more than 10% of any class of our common stock to file reports of their ownership and changes in ownership of our common stock with the SEC. Based solely on our review of the reports filed during the year ended December 31, 2024, we determined that all required reports have been properly and timely filed other than one Form 3 for Mr. Porat disclosing his initial shareholdings that was not timely filed due to an administrative error. The Company continues to take measures to prevent delays in filings in the future.

Stockholder Proposals for the 2026 Annual Meeting

Rule 14a-8 Proposals. Stockholder proposals for inclusion under Rule 14a-8 in the Company's 2026 proxy statement for the proxy relating to our 2026 annual meeting of stockholders (the "2026 Annual Meeting") must be received by the Company at the principal executive offices of the Company no later than the close of business on December 22, 2025. Such proposals also must comply with the other rules of the Securities and Exchange Commission relating to Rule 14a-8 stockholders' proposals.

Advance Notice Proposals and Nominations. In addition, any stockholder seeking to bring business before the 2026 Annual Meeting outside of Rule 14a-8 of the Exchange Act or to nominate a director under the advance notice provisions of our Amended and Restated Bylaws (the "Bylaws") must provide timely notice of such proposal of business or nomination to the Company's Corporate Secretary. Specifically, written notice of any such proposed business or nomination (including information required under Rule 14a-19) must be delivered to the Company's Corporate Secretary at our principal executive offices no earlier than the close of business on February 3, 2026 and no later than the close of business March 5, 2026.

In the event that the date of our 2026 Annual Meeting is more than 30 days before or more than 30 days after the anniversary date of our 2025 Annual Meeting of Stockholders, timely notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to the 2026 annual meeting and not later than the close of business on the later of the 90th day prior to the 2026 annual meeting or the 10th day following the date on which public announcement of the date of such meeting is first made by the Company.

A stockholder's notice to the Corporate Secretary of the Company must be in proper written form and must include the information and consents required by our Bylaws (including information required under Rule 14a-19) related to the stockholder giving the notice, the beneficial owner (if any) on whose behalf the nomination or proposal is made, and each person whom the stockholder proposes to nominate for election as a director, or the business desired to be brought before the meeting.





A copy of the full text of the Bylaw provisions discussed above may be obtained by writing to the Corporate Secretary of the Company at 1 HaMada Street Herziliya, Israel, 4673335.

Directors' Attendance At Annual Stockholder Meetings

The Company encourages members of its Board to attend its annual stockholder meetings. All members of the Company's Board attended the Company's 2024 annual stockholder meeting.

Other Business

The Board does not presently intend to bring any other business before the Annual Meeting, and so far as is known to the Board, no matters are to be brought before the Annual Meeting except as specified in the Notice of the Annual Meeting. As to any business that may properly come before the Annual Meeting, however, it is intended that proxies will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

Whether or not you expect to attend the meeting, please vote by telephone or via the Internet or by completing, dating, signing, and promptly returning the proxy card if you request and receive (or requested and received) a form of proxy, so that your shares may be represented at the meeting. Directions to the Annual Meeting can be obtained by contacting our Investor Relations department at investors@solaredge.com.

Where You Can Find More Information

The Company files annual, quarterly, and current reports, proxy statements, and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

We make available free of charge on or through our website, our reports and other information filed with or furnished to the SEC and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC's Internet website, www.sec.gov, also contains reports, proxy statements, and other information about issuers, like us, who file electronically with the SEC.

WE WILL PROVIDE, WITHOUT CHARGE, ON THE WRITTEN REQUEST OF ANY STOCKHOLDER, A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2024, INCLUDING THE FINANCIAL STATEMENTS AND THE FINANCIAL STATEMENT SCHEDULES REQUIRED TO BE FILED WITH THE SEC PURSUANT TO RULE 13A-1. STOCKHOLDERS SHOULD DIRECT SUCH REQUESTS TO THE COMPANY'S SECRETARY AT SOLAREDGE TECHNOLOGIES, INC., 1 HAMADA STREET, HERZILIYA PITUACH 4673335, ISRAEL, OR BY EMAIL AT INVESTORS@SOLAREDGE.COM.





APPENDIX A

To provide investors and others with additional information regarding SolarEdge's results, SolarEdge has disclosed in this proxy statement non-GAAP net income (loss) and net diluted income (loss) per share, which are non-GAAP financial measures. SolarEdge has provided a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures below.

SolarEdge's management uses these non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, for short- and long-term operating plans, to calculate bonus payments and to evaluate SolarEdge's financial performance, the performance of its individual functional groups and the ability of operations to generate cash. Management believes these non-GAAP financial measures reflect SolarEdge's ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in SolarEdge's business, as it excludes charges and gains that are not reflective of ongoing operating results. Management also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating SolarEdge's operating results and future prospects from the same perspective as management and in comparing financial results across accounting periods.

Reconciliation of GAAP Net Income and Diluted EPS to Non-GAAP Net Income and Diluted EPS
U.S. dollars in thousands (except share and per share data)

	Reconciliation of GAAP to non-GAAP	
	Net income Year ended December 31, 2024	
Net income (loss) (GAAP)	$ (1,806,357)	$ 34,329
Revenues from finance component	(984)	(834)
Discontinued operation	28,214	37,036
Stock-based compensation	137,251	149,945
Amortization of stock-based compensation capitalized in inventories	3,138	1,100
Amortization and depreciation of acquired assets	8,017	7,969
Restructuring charges	20,934	23,154
Assets impairment and disposal by abandonment	251,823	30,790
Loss (gain) from assets sales	5,746	(1,262)
Certain litigation and other contingencies	(399)	1,786
Acquisition costs	9	135
Non cash interest expense	14,877	12,703
Currency fluctuation related to lease standard	(744)	(3,055)
Loss (gain) from sale of equity and debt investments	(2,966)	193
Loss (gain) from business combination	(1,125)	—
Gain from the repurchase of convertible notes	(15,456)	—
Loss (gain) from impairment of private held companies	5,000	—
Income tax adjustment	39,007	(45,896)
equity method adjustments	1,896	350
Net income (loss) (non-GAAP)		

solar**edge**

	Reconciliation of GAAP to non-GAAP Net diluted earnings per share	
Net diluted earnings (loss) per share (GAAP)	$ (31.64)	$ 0.60
Revenues from finance component	(0.02)	(0.01)
Discontinued operation	0.49	0.64
Stock-based compensation	2.41	2.57
Amortization of stock-based compensation capitalized in inventories	0.05	0.02
Amortization and depreciation of acquired assets	0.14	0.14
Restructuring charges	0.37	0.40
Assets impairment and disposal by abandonment	4.41	0.53
Loss (gain) from assets sales	0.10	(0.02)
Certain litigation and other contingencies	(0.01)	0.03
Acquisition costs	0.00	0.00
Non cash interest expense	0.26	0.03
Currency fluctuation related to lease standard	(0.01)	(0.05)
Loss (gain) from sale of equity and debt investments	(0.05)	0.00
Loss (gain) from business combination	(0.02)	—
Gain from the repurchase of convertible notes	(0.27)	—
Loss (gain) from impairment of private held companies	0.09	—
Income tax adjustment	0.68	(0.76)
equity method adjustments	0.03	0.00
Net diluted earnings per share (non-GAAP)		




Appendix B:

Amendment to the Company's Restated Certificate of Incorporation to Limit the Liability of Certain Officers as Permitted by Law

Article X
LIABILITY OF DIRECTORS AND OFFICERS

Section 10.1   No Personal Liability. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable.

Section 10.2   Amendment or Repeal. Any amendment, alteration or repeal of this Article X that adversely affects any right of a director or officer shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

 75



SOLAREDGE TECHNOLOGIES, INC.
1 HAMADA ST.
HERZLIYA PITUACH 4673335
ISRAEL



VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on June 2, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on June 2, 2025. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

HOW TO ACCESS PROXY MATERIALS ELECTRONICALLY OR SIGN UP FOR ELECTRONIC DELIVERY AND DONATE TO CONSERVATION INTERNATIONAL IN ONLY THREE EASY STEPS:

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3. On the upper right side, click on 'Delivery Settings'

Proxy materials and other stockholder communications will be sent to the email address provided. E-delivery will begin with the next communication. Your enrollment will remain in effect as long as you are a stockholder and your email account is active or until you choose to cancel.

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V69608-P30798

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DETACH AND RETURN THIS PORTION ONLY

SOLAREDGE TECHNOLOGIES, INC.

Company Proposals

The Board of Directors recommends you vote FOR each of the following nominees:

1. Election of Directors

Nominees:	For	Against	Abstain
1a. Betsy Atkins	☐	☐	☐
1b. Yoram Tietz	☐	☐	☐
1c. Gilad Almogy	☐	☐	☐
1d. Avery More	☐	☐	☐
1e. Nadav Zafrir	☐	☐	☐
1f. Shuki Nir	☐	☐	☐

The Board of Directors recommends you vote FOR Proposals 2, 3 and 4:

		For	Against	Abstain
2.	Ratification of appointment of Kost Forer Gabbay & Kasierer, a member of EY Global as independent registered public accounting firm for the year ending December 31, 2025.	☐	☐	☐
3.	Approval of, on an advisory and non-binding basis, the compensation of our named executive officers (the "Say-on-Pay" vote).	☐	☐	☐
4.	Approval of the amendment to the Company's restated certificate of incorporation to limit the liability of certain officers as permitted by law.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date

Signature (Joint Owners)	Date

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Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be held on June 3, 2025:
The 2025 Notice and Proxy Statement and 2024 Annual Report on Form 10-K are available at www.proxyvote.com.

V69609-P30798

SOLAREDGE TECHNOLOGIES, INC.
HaMada 1
Herzliya Pituach, Israel
Annual Meeting of Stockholders
June 3, 2025, 9:00 a.m. Central Daylight Time

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Shuki Nir and Dalia Litay, and each of them, with full power of substitution and power to act alone, as proxies to vote all the shares of Common Stock which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Stockholders of SolarEdge Technologies, Inc., to be held at 12455 Research Blvd., Austin, TX 78759 and at any adjournments or postponements thereof.

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting of Stockholders or any adjournment or postponement thereof (including, if applicable, on any matter which the Board of Directors did not know would be presented at the Annual Meeting of Stockholders by a reasonable time before the proxy solicitation was made or for the election of a person to the Board of Directors if any nominee named in Proposal 1 becomes unable to serve or for good cause will not serve).

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy, when properly executed, will be voted in accordance with the Board of Directors' recommendations.

(Continued and to be signed on reverse side.)



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